As filed with the Securities and Exchange Commission on February 21, 2025

Securities Act Registration No. 333-272606
Investment Company Registration No. 811-23863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 3	☒
and/or
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 5	☒

BROOKFIELD INFRASTRUCTURE INCOME FUND INC.

(Exact Name of Registrant as Specified in the Charter)

Brookfield Place, 225 Liberty Street
New York, NY 10281
(Address of Principal Executive Offices)

(855) 777-8001
(Registrant’s Telephone Number, Including Area Code)

Brian F. Hurley, Esq.
Brookfield Asset Management Inc.
Brookfield Place, 225 Liberty Street
New York, NY 10281
(Name and Address of Agent for Service)

Copies to:

Michael R. Rosella, Esq.
Thomas D. Peeney, Esq.
Paul Hastings LLP
200 Park Avenue
New York, NY 10166

Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.

☐	immediately upon filing pursuant to paragraph (b) of Rule 486.

☐	on (date) pursuant to paragraph (b) of Rule 486.

☐	60 days after filing pursuant to paragraph (a) of Rule 486.

☒	on April 30, 2025, pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 (the “Amendment”) to the Registration Statement on Form N-2 (the “Registration Statement”) of Brookfield Infrastructure Income Fund Inc. (the “Registrant”) is being filed pursuant to Rule 486(a) under the Securities Act to make certain changes to the Registrant’s Prospectus and Statement of Additional Information.

The Amendment is organized as follows: (a) Prospectus; (b) Statement of Additional Information; and (c) Part C Information relating to the Registrant.

BROOKFIELD INFRASTRUCTURE INCOME FUND INC.
CLASS I COMMON SHARES
CLASS D COMMON SHARES
CLASS S COMMON SHARES
CLASS T COMMON SHARES

The Fund.   Brookfield Infrastructure Income Fund Inc. (the “Fund”) is a Maryland corporation registered under the Investment Company Act of 1940, as amended (the “1940 Act” or the “Investment Company Act”), as a non-diversified, closed-end management investment company. Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. (the “Adviser” or “BAM PIC”) serves as the investment adviser to the Fund. The Adviser is an indirect subsidiary of Brookfield Asset Management ULC, an unlimited liability company formed under the laws of British Columbia, Canada (“BAM ULC”). Brookfield Corporation, a publicly traded company (NYSE: BN; TSX: BN), holds a 75% interest in BAM ULC, while Brookfield Asset Management Ltd. (NYSE: BAM; TSX: BAMA) (“Brookfield Asset Management” or “BAM,” and together with its affiliates, “Brookfield”) holds a 25% interest in BAM ULC. The Fund seeks to provide investors with access to Brookfield’s leading private infrastructure capabilities in a structure that allows for continuously offered shares of common stock, which seeks to offer periodic liquidity to investors and the transparency of a fund registered under the Investment Company Act.
Securities Offered.   The Fund currently offers shares of four classes of common stock on a continuous basis: Class I Common Shares (“Class I Shares”), Class D Common Shares (“Class D Shares”), Class S Common Shares (“Class S Shares”), and Class T Common Shares (“Class T Shares,” and, together with the Class I Shares, the Class D Shares, and the Class S Shares, the “Shares”). The Fund was granted exemptive relief (the “Multi-Class Exemptive Relief”) by the U.S. Securities and Exchange Commission (the “SEC”) that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees. In addition to the Class I Shares, Class D Shares, Class S Shares, and Class T Shares, the Fund may offer additional classes of shares in the future.
Management of the Fund.   Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. serves as the investment adviser to the Fund pursuant to the terms of an investment advisory agreement with the Fund (the “Advisory Agreement”). The Adviser is an indirect subsidiary of our sponsor, Brookfield Asset Management, a leading global alternative asset manager with over $1 trillion of assets under management as of December 31, 2024, across infrastructure, renewable power & transition, private equity, real estate, and credit and insurance solutions.
In addition, pursuant to an investment sub-advisory agreement (the “Sub-Advisory Agreement”) between the Adviser and Brookfield Public Securities Group LLC (“PSG,” or the “Sub-Adviser”), PSG is responsible for the implementation of the Fund’s investment strategy with respect to its investments in public securities, in accordance with the Fund’s investment objectives and strategies.
Investment Objective.   The Fund’s investment objective is to maximize total returns through growth of capital and current income. There can be no assurance that the Fund will achieve its investment objective.
As of the close of business on October 31, 2023, simultaneous with the commencement of the Fund’s operations, Brookfield Infrastructure Income Fund SCSp (the “Predecessor Fund”), a private fund that was not registered under the Investment Company Act, was reorganized with and into the Fund. The Fund maintains an investment objective and investment strategies, policies, guidelines and restrictions that are, in all material respects, equivalent to those of the Predecessor Fund. Further, the reorganization did not result in (1) a material change in the Predecessor Fund’s investment portfolio due to investment restrictions; or (2) a change in accounting policies. Additionally, the investment advisers and portfolio managers did not change as a result of the reorganization.
Investment Strategies.   The Fund seeks to achieve its investment objective by investing primarily in securities of companies and entities that own infrastructure assets (“Infrastructure Investments”), including through direct co-investments with other Brookfield affiliates, funds, clients and accounts, and secondary investments often alongside an experienced investment sponsor, joint venture partner, operating partner, or other investor. Under normal market conditions, the Fund attempts to achieve its investment objective by investing, as a principal strategy, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in Infrastructure Investments, throughout the world, including the United States, or

“U.S.” (the “80% Policy”). As part of the 80% Policy, under normal market conditions, Infrastructure Investments in non-Organisation for Economic Co-operation and Development (“OECD”) member countries generally will not constitute more than 20% of the Fund’s net assets (plus the amount of any borrowings for investment purposes) at the time any such Infrastructure Investment is made. An investment is considered located in a particular jurisdiction if the revenues or cash flows received by the Fund are made in the currency of that country. The Fund may change the 80% Policy without stockholder approval upon at least 60 days’ prior written notice to stockholders.
In addition, the Fund may invest up to 20% of its net assets (plus the amount of any borrowings for investment purposes) in investments other than Infrastructure Investments as described in this Prospectus (together with the Infrastructure Investments, the “Investments,” and each, an “Investment”).
The Fund defines infrastructure as the assets, networks, systems or operations that provide essential or irreplaceable inputs or services, underpin supply chains, economies and communities, facilitate trade or commerce, and/or support energy transition. These assets typically exhibit similar characteristics such as: provision of essential service, high barriers to entry, stable and long-term cash flows, inflation-linked revenues and high operating margins and predictable maintenance capital requirements. Infrastructure assets may fall under several sectors, including, but not limited to, transport (e.g., rail, ports, container and bulk terminals, toll roads, and airports), renewable power and transition (e.g., hydro, wind, solar, distributed generation and storage), utilities (e.g., electricity, natural gas connections and transmission, residential infrastructure, smart meters, water and wastewater, and district energy), midstream (e.g., transmission pipelines, natural gas storage or processing plants), data (e.g., communication towers, fiber networks, and data centers), and social infrastructure (e.g., healthcare and education).
An Infrastructure Investment comprises any investment that, at the time of investment, derives at least 50% of its revenue or profits from the ownership, operation, financing, or servicing of infrastructure assets (“Infrastructure Investment Threshold”). An Infrastructure Investment may also include any investment that, at the time of investment, does not meet the Infrastructure Investment Threshold but which, under normal market conditions or upon reaching scale, could reasonably be expected to meet the Infrastructure Investment Threshold (each, a “Developing Infrastructure Investment”). The Adviser will continuously monitor the progress of each Developing Infrastructure Investment and will no longer count such an investment towards the 80% Policy if it fails to satisfy the Infrastructure Investment Threshold by the fifth anniversary of the Fund’s investment. During the five-year period following an investment, the Adviser will take into account and report to the Board of Directors of the Fund (the “Board of Directors,” or the “Board”) quarterly the considerations that the Adviser has evaluated in determining that an investment continues to qualify as a Developing Infrastructure Investment. Such considerations will include whether the Developing Infrastructure Investment has made progress towards the Infrastructure Investment Threshold; whether the Adviser believes the Developing Infrastructure Investment has or is expected to make a contractual commitment to sell a portion of its non-infrastructure business or buy infrastructure assets that will positively impact the investment relative to the Infrastructure Investment Threshold; or other factors deemed relevant by the Adviser with respect to the Developing Infrastructure Investment meeting the Infrastructure Investment Threshold by the fifth anniversary of the Fund’s investment. Each quarter, the Board must agree to continuing to treat an investment as a Developing Infrastructure Investment following the recommendation by the Adviser until the fifth anniversary of the investment when the Infrastructure Investment Threshold must be met.
The Fund primarily invests in equity and debt securities of private Infrastructure Investments (the “Private Portfolio”), as well as publicly traded equity and debt securities of infrastructure companies (the “Public Securities Portfolio,” and collectively with the Private Portfolio, the “Portfolio Investments” or, if the context so requires, “Portfolio Companies”). Under normal market conditions, the Fund seeks to invest approximately 80 – 90% of its net assets (plus the amount of any borrowings for investment purposes) in the Private Portfolio and approximately 10 – 20% of its net assets (plus the amount of any borrowings for investment purposes) in the Public Securities Portfolio (the “Private/Public Securities Target Allocations”). As a component of the Private Portfolio, the Fund may tactically allocate a portion of its assets to secondary investment opportunities in Infrastructure Investments (“Secondary Investments”), which include investments in private funds, holding vehicles or other investment vehicles (collectively, “Portfolio Funds”) managed by third-party managers (“Portfolio Fund Managers”) or other single-asset investments focused on the infrastructure industry, generally on a secondary basis from existing investors or involving a recapitalization of an equity interest in an existing joint venture and other investments that the Adviser determines to have a similar risk/return profile.

Although the Fund endeavors to maintain these Private/Public Securities Target Allocations, the Private/Public Securities Target Allocations may not be achieved in all instances where market conditions do not permit, and actual allocations may be affected by factors including, but not limited to: (i) the pace of deployment of capital into the Private Portfolio; (ii) the investment performance and market value of the Public Securities Portfolio; (iii) the investment performance and market value of the Private Portfolio; (iv) availability of capital for tender offers or other liquidity requirements; and (v) availability of capital in other vehicles or accounts that co-invest with the Fund.
Under normal market conditions, the Fund will invest more than 25% of its total assets in the infrastructure industry. The policy of concentration is a fundamental policy. This fundamental policy may not be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act.
The Fund was granted for exemptive relief by the SEC that permits it to, among other things, co-invest with certain other persons, including certain affiliates of the Adviser, including the Sub-Adviser, and certain public or private funds managed by the Adviser and its affiliates, subject to certain terms and conditions.

Investing in the Shares involves certain risks. See “Risks” beginning on page 41 of this Prospectus.
	Offering Price(1)	Maximum Sales Load	Proceeds to Fund(2)
Class I Shares, per share	Current NAV	None	Current NAV
Class D Shares, per share	Current NAV, plus applicable front-end sales load	2.00%	Current NAV, minus applicable front-end sales load
Class S Shares, per share	Current NAV, plus applicable front-end sales load	3.50%	Current NAV, minus applicable front-end sales load
Class T Shares, per share	Current NAV, plus applicable front-end sales load	3.50%	Current NAV, minus applicable front-end sales load

(1)
The Shares are continuously offered each month at an offering price equal to net asset value (“NAV”) per share (plus an applicable front-end sales load, where relevant), which is calculated as of the close of business on the last business day of each month. The differences among the Shares relate to front-end sales loads and ongoing distribution and shareholder servicing fees. No front-end sales load or distribution and shareholder servicing fees are paid with respect to Class I Shares. The Class D Shares and the Class S Shares are each subject to a front-end sales load of up to 2.00% and 3.50%, respectively. Investors purchasing Class T Shares may be charged a sales load of up to 3.00% and a maximum dealer fee of 0.50% of the investment amount, for a total front-end sales load of up to 3.50%. Any additional commissions or other forms of compensation paid to a broker or financial intermediary on sales of Class D Shares, Class S Shares and Class T Shares are not reflected in the offering price. See “Plan of Distribution — How to Purchase Shares” for additional information.

(2)
Pursuant to an Expense Limitation and Reimbursement Agreement (the “Expense Limitation and Reimbursement Agreement”), through April 30, 2026, the Adviser has contractually agreed to waive and/or reimburse expenses of the Fund so that certain of the Fund’s expenses (“Specified Expenses,” as defined below) will not exceed 0.70% of the Fund’s net assets (annualized). The Fund has agreed to repay these amounts, when and if requested by the Adviser, but only if and to the extent that Specified Expenses are less than 0.70% of net assets (annualized) (or, if a lower expense limit under the Expense Limitation and Reimbursement Agreement is then in effect, such lower limit) within three years after the date the Adviser waived or reimbursed such fees or expenses. This arrangement cannot be terminated prior to April 30, 2026, without the Board’s consent. “Specified Expenses” is defined to include all expenses incurred in the business of the Fund, including, among other things, organizational and offering costs, professional fees, and fees and expenses of the Administrator, Transfer Agent and Custodian, with the exception of (i) the Management Fee, (ii) the Incentive Fee, (iii) the Servicing Fee (as defined below), (iv) the Distribution Fee (as defined below), (v) portfolio level expenses, (vi) brokerage costs or other investment-related out-of-pocket expenses, including costs incurred with respect to unconsummated investments, (vii) dividend/interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund), (viii) taxes, and (ix) extraordinary expenses (such as litigation and other expenses not incurred in the ordinary course of the Fund’s business).

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated April 30, 2025.
Repurchases.   The Fund intends, but is not obligated, to conduct quarterly tender offers for up to 5.0% of its outstanding Shares at the applicable NAV per share as of the applicable valuation date. Repurchases will be made at such times and on such terms as may be determined by the Board of Directors, in its sole discretion. However, no assurance can be given that repurchases will occur or that any Shares properly tendered will be repurchased by the Fund. Any repurchase of Shares from a stockholder that were held for less than one year (on a first-in, first-out basis) will be subject to an “Early Repurchase Fee” equal to 2% of the NAV (measured as of the repurchase date) of any Shares repurchased by the Fund. If an Early Repurchase Fee is charged to a stockholder, the amount of such fee will be retained by the Fund. Following the commencement of an offer to repurchase Shares, the Fund may suspend, postpone or terminate such offer in certain circumstances upon the determination of a majority of the Board, including a majority of the independent directors, that such suspension, postponement or termination is advisable for the Fund and its stockholders, including, without limitation, circumstances as a result of which it is not reasonably practicable for the Fund to dispose of its investments or to determine its net asset value, and other unusual circumstances. In the event of termination, however, the Fund may terminate an offer only upon the occurrence of conditions as specified at the outset of the offer that are objectively verifiable and outside of the control of the Fund or its agents or affiliates. Stockholders may withdraw their written tenders after the expiration of 40 business days from the commencement of the offer if the tender has not yet been accepted by the Fund for payment. Once the tender has been accepted for payment, the Fund will repurchase the Shares and remit the repurchase price to stockholders, less any applicable Early Repurchase Fee, within 5 business days after the applicable expiration date in all instances.
Leverage.   The Fund intends to add leverage, from time to time, to its portfolio by utilizing borrowings, such as through bank loans and/or other credit facilities. Although it has no current intention to do so, the Fund may also determine to issue preferred shares or other types of senior securities to add leverage to its portfolio. The Board of Directors may authorize the issuance of preferred shares without the approval of stockholders. If the Fund issues preferred shares in the future, all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares will be borne by the stockholders, and these costs and expenses may be significant. The Fund may choose to increase or decrease, or eliminate entirely, its use of leverage over time and from time to time based on the Adviser’s assessment of the yield curve environment, interest rate trends, market conditions and other factors. Under the 1940 Act, the Fund may use borrowings, including loans from certain financial institutions and the issuance of debt securities, in an aggregate amount of up to 33 1∕3% of the Fund’s total assets in accordance with the 1940 Act. Furthermore, the Fund may add leverage to its portfolio through the issuance of preferred shares in an aggregate amount of up to 50% of the Fund’s total assets immediately after such issuance. By using leverage, the Fund may utilize bank loans and/or other credit facilities for short-term working capital requirements, liquidity purposes or to seek a higher return for stockholders than if the Fund did not use leverage. Leveraging is a speculative technique and there are special risks and costs involved. There can be no assurance that a leveraging strategy will be used or that it will be successful during any period in which it is employed. Please see “Leverage,” and “Principal Risks of the Fund — Leverage Risk” for additional information regarding leverage and related risks.
Risks.   Investing in the Fund involves a high degree of risk. See “Risks” beginning on page 41 of this Prospectus. For example:
•
An investment in the Fund is suitable only for investors who can bear the risks associated with private market investments with potential limited liquidity. The Shares should be viewed as a long-term investment within a multi-asset personal portfolio and should not be viewed individually as a complete investment program.

•
The Fund intends to distribute substantially all of its net investment income to common stockholders in the form of distributions. Under normal market conditions, the Fund intends to declare and pay distributions monthly to common stockholders of record. In addition, the Fund intends to distribute any net capital gains earned from the sale of portfolio securities to common stockholders no less frequently than annually, although net short-term capital gains may be paid more frequently. However, the Fund cannot guarantee that it will make distributions and the amount of distributions that the Fund may pay, if any, is uncertain.
•
The Fund may pay distributions from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital, or offering proceeds.

•
The Shares have no history of public trading, nor is it currently intended that the Shares will be listed on a public exchange or any other trading market in the near future. No organized secondary market is expected to develop for the Shares, and liquidity for the Shares is expected to be provided only through quarterly tender offers of the Shares at NAV per share.

•
There is no guarantee that repurchases will occur or that an investor will be able to sell all the Shares that the investor desires to sell in a tender offer. Due to these restrictions, an investor should consider an investment in the Fund to be illiquid. Investing in the Shares may be speculative and involves a high degree of risk, including the risks associated with leverage.

You should read this Prospectus, which contains important information about the Fund that you should know, before deciding whether to invest, and retain it for future reference. A Statement of Additional Information, dated April 30, 2025 (the “SAI”), containing additional information about the Fund, has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus. You may request a free copy of the SAI, free copies of the Fund’s shareholder reports to stockholders, and additional information about the Fund by calling 1-855-777-8001, by writing to the Fund at Brookfield Place, 225 Liberty Street, New York, NY 10281 or visiting the Fund’s website at https://www.brookfieldoaktree.com/fund/brookfield-infrastructure-income-fund-inc. The information contained in, or accessed through, the Fund’s website is not part of this Prospectus. You may also obtain a copy of the SAI (and other information regarding the Fund) from the SEC’s website (http://www.sec.gov). You may also e-mail requests for these documents to publicinfo@sec.gov.
The Shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

You should rely only on the information contained in or incorporated by reference into this Prospectus. The Fund has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer of these securities in any jurisdiction where the offer is not permitted.
Website Disclosure
The Fund’s website at https://www.brookfieldoaktree.com/fund/brookfield-infrastructure-income-fund-inc contains additional information about the Fund, but the contents of the website are not incorporated by reference into or otherwise a part of this Prospectus. From time to time, the Fund may use its website as a distribution channel for Fund information. This Prospectus, however, is the primary source for current, material information about the Fund.

i

PROSPECTUS SUMMARY
This is only a summary. This summary may not contain all of the information that you should consider before investing in the Fund. You should review the more detailed information contained in this Prospectus and in the Statement of Additional Information (the “SAI”), especially the information under the heading “Risks.”
The Fund
Brookfield Infrastructure Income Fund Inc. (the “Fund”) is a non-diversified closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act” or the “Investment Company Act”) that invests primarily in securities of companies and entities that own infrastructure assets. The Fund seeks to provide investors with access to Brookfield’s leading private infrastructure capabilities in a structure that allows for continuously offered shares of common stock, which seeks to offer periodic liquidity to investors and the transparency of a fund registered under the Investment Company Act. The Fund seeks to provide investors with exposure to private infrastructure assets by investing in both the equity and debt of high-quality infrastructure businesses. These assets generally provide essential services with inelastic demand, have high barriers to entry, and sustainable, long-term cash flows, often linked to inflation, among other investment characteristics. The Fund is a Maryland corporation that has elected and intends to qualify as a regulated investment company (“RIC”) for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”). The words “we,” “us” and “our” refer to Brookfield Infrastructure Income Fund Inc. unless the context requires otherwise.
As of the close of business on October 31, 2023, simultaneous with the commencement of the Fund’s operations, Brookfield Infrastructure Income Fund SCSp (the “Predecessor Fund”), a private fund that was not registered under the Investment Company Act, was reorganized with and into the Fund. The Fund maintains an investment objective and investment strategies, policies, guidelines and restrictions that are, in all material respects, equivalent to those of the Predecessor Fund. Further, the reorganization did not result in (1) a material change in the Predecessor Fund’s investment portfolio due to investment restrictions; or (2) a change in accounting policies. Additionally, the investment advisers and portfolio managers did not change as a result of the reorganization.
Potential Benefits of Investing in Private Infrastructure
Brookfield believes that the Fund may provide investors with potential long-term portfolio benefits typically found in infrastructure investments that can make a strategy resilient in any economic environment:
•
Income:   Cash-flowing assets may provide a consistent yield.

•
Potential Downside Protection:   Regulated and highly contracted businesses provide long-term visibility into cash flows with reduced exposure to merchant pricing and volume risk.

•
Potential Inflation Protection:   Revenues may be linked to inflationary increases through contractual indexing or natural links to inflation that exist due to the essential nature of the underlying business.

•
Low Correlation to Other Asset Classes:   Unique return drivers that historically are less correlated to traditional asset classes.

Market Opportunity
In today’s market environment, Brookfield believes that the attributes of private infrastructure may offer a compelling investment opportunity, and that the current macroeconomic environment, coupled with certain global investment themes, may provide significant capital deployment opportunities for the Fund. Brookfield believes that the opportunity set for private capital investment in infrastructure is growing as government and corporate borrowing continues to rise. Given this environment, increased reliance on private capital to provide funding solutions for infrastructure investment seems likely. Brookfield believes that there are three main themes that will continue to provide potentially significant investment opportunities: (i) Digitalization — potential investment opportunities derived from exponential increases in data consumption, (ii) Decarbonization — potential investment opportunities to reduce or eliminate carbon emissions, and (iii) Deglobalization — potential investment opportunities that support the reshoring of essential and strategic manufacturing processes and supply chains.
Who May Want to Invest
Investors should consider their financial situations and needs, other investments, investment goals, investment experience, time horizons, liquidity needs and risk tolerance before investing in the Fund. An investment in the Fund is not appropriate for all investors, and the Fund is not intended to be a complete investment program.
The Fund seeks to provide investors with exposure to private infrastructure assets by investing in both the equity and debt of high-quality infrastructure businesses. Brookfield believes that the Fund may provide investors with the potential long-term portfolio benefits typically found in infrastructure investments that have the potential to be resilient in most economic environments. The Fund may be an appropriate investment for long-term investors who are seeking:
•
a portfolio of high-quality Infrastructure Investments (as defined below) with the transparency of a registered investment company;

•
Infrastructure Investments that may offer the potential benefit of income through cash-flowing assets; and

•
the potential opportunity for long-term capital appreciation

Investment Objective
The Fund’s investment objective is to maximize total returns through growth of capital and current income. There can be no assurance that the Fund will achieve its investment objectives.
Investment Strategy and Guidelines
The Fund seeks to achieve its investment objective by investing primarily in securities of companies and entities that own infrastructure assets (“Infrastructure Investments”), including through direct co-investments with other Brookfield affiliates, funds, clients and accounts, and secondary investments often alongside an experienced investment sponsor, joint venture partner, operating partner, or other investor. Under normal market conditions, the

Fund attempts to achieve its investment objective by investing, as a principal strategy, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in Infrastructure Investments, throughout the world, including the United States, or “U.S.” (the “80% Policy”). As part of the 80% Policy, under normal market conditions, Infrastructure Investments in non-Organisation for Economic Co-operation and Development (“OECD”) member countries generally will not constitute more than 20% of the Fund’s net assets (plus the amount of any borrowings for investment purposes) at the time any such Infrastructure Investment is made. An investment is considered located in a particular jurisdiction if the revenues or cash flows received by the Fund are made in the currency of that country. The Fund may change the 80% Policy without stockholder approval upon at least 60 days’ prior written notice to stockholders.
In addition, the Fund may invest up to 20% of its net assets (plus the amount of any borrowings for investment purposes) in investments other than Infrastructure Investments as described in this Prospectus (together with the Infrastructure Investments, the “Investments,” and each, an “Investment”).
The Fund defines infrastructure as the assets, networks, systems or operations that provide essential or irreplaceable inputs or services, underpin supply chains, economies and communities, facilitate trade or commerce, and/or support energy transition. These assets typically exhibit similar characteristics such as: provision of essential service, high barriers to entry, stable and long-term cash flows, inflation-linked revenues and high operating margins and predictable maintenance capital requirements. Infrastructure assets may fall under several sectors, including, but not limited to, transport (e.g., rail, ports, container and bulk terminals, toll roads, and airports), renewable power and transition (e.g., hydro, wind, solar, distributed generation and storage), utilities (e.g., electricity, natural gas connections and transmission, residential infrastructure, smart meters, water and wastewater, and district energy), midstream (e.g., transmission pipelines, natural gas storage or processing plants), data (e.g., communication towers, fiber networks, and data centers), and social infrastructure (e.g., healthcare and education).
An Infrastructure Investment comprises any investment that, at the time of investment, derives at least 50% of its revenue or profits from the ownership, operation, financing, or servicing of infrastructure assets (“Infrastructure Investment Threshold”). An Infrastructure Investment may also include any investment that, at the time of investment, does not meet the Infrastructure Investment Threshold but which, under normal market conditions or upon reaching scale, could reasonably be expected to meet the Infrastructure Investment Threshold (each, a “Developing Infrastructure Investment”). The Adviser will continuously monitor the progress of each Developing Infrastructure Investment and will no longer count such an investment towards the 80% Policy if it fails to satisfy the Infrastructure Investment Threshold by the fifth anniversary of the Fund’s investment. During the five-year period following an investment, the Adviser will take into account and report to the Board quarterly the considerations that the Adviser has evaluated in determining that an investment continues to qualify as a Developing Infrastructure Investment. Such considerations will include whether the Developing Infrastructure Investment has made progress towards the Infrastructure Investment Threshold; whether the Adviser believes the Developing Infrastructure Investment has or is expected to make a contractual commitment to sell a portion of its non-infrastructure business or buy infrastructure assets that will positively impact the investment relative to the Infrastructure Investment Threshold; or other factors deemed relevant by the Adviser with respect to the Developing Infrastructure Investment meeting the Infrastructure Investment Threshold by the fifth anniversary of the Fund’s investment. Each quarter, the Board must agree to continuing to treat an investment as a Developing Infrastructure Investment following the recommendation by the Adviser until the fifth anniversary of the investment when the Infrastructure Investment Threshold must be met.
The Fund primarily invests in equity and debt securities of private Infrastructure Investments (the “Private Portfolio”), as well as publicly traded equity and debt securities of infrastructure companies (the “Public Securities Portfolio,” and collectively with the Private Portfolio, the “Portfolio Investments” or, if the context so requires, “Portfolio Companies”). Under normal market conditions, the Fund seeks to invest approximately 80 – 90% of its net assets (plus the amount of any borrowings for investment purposes) in the Private Portfolio and approximately 10 – 20% of its net assets (plus the amount of any borrowings for investment purposes) in the Public Securities Portfolio (the “Private/Public Securities Target Allocations”). As a component of the Private Portfolio, the Fund may tactically allocate a portion of its assets to secondary investment opportunities in Infrastructure Investments (“Secondary Investments”), which include investments in private funds, holding vehicles or other investment vehicles (collectively, “Portfolio Funds”) managed by third-party managers (“Portfolio Fund Managers”) or other single-asset investments focused on the infrastructure industry, generally on a secondary basis from existing investors or involving a recapitalization of an equity interest in an existing joint venture and other investments that the Adviser determines to have a similar risk/return profile.
Although the Fund endeavors to maintain these Private/Public Securities Target Allocations, the Private/Public Securities Target Allocations may not be achieved in all instances, and actual allocations may be affected by factors including, but not limited to: (i) the pace of deployment of capital into the Private Portfolio; (ii) the investment performance and market value of the Public Securities Portfolio; (iii) the investment performance and market value of the Private Portfolio; (iv) availability of capital for tender offers or other liquidity requirements; and (v) availability of capital in other vehicles or accounts that co-invest with the Fund. The Private/Public Securities Target Allocations are not expected to be initially achieved following the Fund’s commencement of operations.
Under normal market conditions, the Fund will invest more than 25% of its total assets in the infrastructure industry. The policy of concentration is a fundamental policy. This fundamental policy may not be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act.

The Fund was granted exemptive relief by the U.S. Securities and Exchange Commission (“SEC”) that permits it to, among other things, co-invest with certain other persons, including certain affiliates of the Adviser and certain public or private funds managed by the Adviser and its affiliates, subject to certain terms and conditions.
Deal Origination
The Adviser leverages Brookfield’s Infrastructure and Renewable Power & Transition group (collectively, “Brookfield Infrastructure”), PSG, and the Firm’s extensive relationships to pursue investment opportunities. The scale and breadth of Brookfield’s infrastructure platform will allow the Adviser, on behalf of the Fund, to access a significant volume of investment opportunities and invest in those that fit the Fund’s investment criteria. The Adviser believes that Brookfield’s reputation, scale, operational expertise, and global reach provide a distinct advantage in securing substantial proprietary investment opportunities.
The Offering
The Fund currently offers shares of four classes of common stock on a continuous basis: Class I Common Shares (“Class I Shares”), Class D Common Shares (“Class D Shares”), Class S Common Shares (“Class S Shares”), and Class T Common Shares (“Class T Shares,” and, together with the Class I Shares, the Class D Shares, and the Class S Shares, the “Shares”). The Fund was granted exemptive relief (the “Multi-Class Exemptive Relief”) by the SEC that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees. In addition to the Class I Shares, Class D Shares, Class S Shares, and Class T Shares, the Fund may offer additional classes of shares in the future.
The Shares are continuously offered each month at an offering price equal to net asset value (“NAV”) per share (plus an applicable front-end sales load, where relevant), which is calculated: (i) as of the close of business on the last business day of each month; (ii) on each date that Shares are to be repurchased in connection with the Fund’s offer to purchase Shares; and (iii) at such other times as the Board shall determine (each, a “Determination Date”). The differences among the Shares relate to front-end sales loads and ongoing distribution and shareholder servicing fees. No front-end sales load or distribution and shareholder servicing fees are paid with respect to Class I Shares. The Class D Shares and the Class S Shares are each subject to a front-end sales load of up to 2.00% and 3.50%, respectively. Investors purchasing Class T Shares may be charged a sales load of up to 3.00% and a maximum dealer fee of 0.50% of the investment amount, for a total front-end sales load of up to 3.50%. Holders of the Shares have equal rights and privileges with each other, except with respect to front-end sales loads and certain ongoing distribution and shareholder servicing fees. See “Prospectus Summary — Ongoing Distribution and Servicing Fees” and “—Summary of Fund Expenses” for information on servicing and distribution fees. All or a portion of the Servicing Fee (as defined below) may be used to pay for sub-transfer agency, sub-accounting and certain other administrative services. The Fund also pays for certain sub-transfer agency, sub-accounting and administrative services outside of the Servicing Fee. Class I Shares are not subject to a front-end sales load; however, investors could be required to pay brokerage commissions on purchases and sales of Class I Shares to their selling agents. Investors should consult with their selling agents about the front-end sales load and any additional fees or charges their selling agents might impose on each class of Shares.
Proceeds from the offering will be held by the Fund’s custodian and available to fund investments prior to acceptance. No arrangements have been made to place such proceeds in an escrow, trust or similar account. The Fund generally expects to invest the proceeds from the offering within three months from receipt thereof, however, changes in market conditions could result in the Fund’s anticipated investment period extending as long as six months. Shares will generally be offered for purchase as of the first business day of each calendar month, or at such other times as determined in the discretion of the Board of Directors of the Fund (the “Board of Directors,” or the “Board”). The purchase price of the Shares will be based on the NAV per Share as of the date such Shares are purchased. Prospective investors will not be able to rescind their orders, applications, or subscriptions for Shares prior to acceptance, and recoup their investment proceeds. Subscriptions are generally subject to the receipt of cleared funds on or prior to the acceptance date set by the Fund and notified to prospective investors. An investor who misses the acceptance date will have the effectiveness of his or her investment in the Fund delayed until the following month.
The Fund reserves the right to reject a purchase order for any reason. Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned promptly to the prospective investor (i) without interest on the returned investment proceeds; and (ii) without the deduction of any sales load, fees or expenses.
Investment Adviser
Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., a Manitoba limited partnership (“BAM PIC Canada,” or the “Adviser”), provides investment advisory services to the Fund and certain public and private investment vehicles and programs that Brookfield currently manages and participates in, and may in the future manage and participate in, including co-investment vehicles, sidecar vehicles, separate accounts, region-specific vehicles, strategy-specific vehicles, sector-specific vehicles and Brookfield proprietary accounts (collectively, “Brookfield Accounts”). BAM PIC Canada is an indirect wholly-owned subsidiary of Brookfield Asset Management ULC, an unlimited liability company formed under the laws of British Columbia, Canada (“BAM ULC”). Brookfield Corporation, a publicly traded company (NYSE: BN; TSX: BN), holds a 75% interest in BAM ULC, while Brookfield Asset Management Ltd. (NYSE: BAM; TSX: BAMA) (“Brookfield Asset Management” or “BAM”) holds a 25% interest in BAM ULC. Brookfield Asset Management is a leading global alternative asset manager focused on real estate, renewable power, infrastructure and private equity, with assets under management of over $1 trillion as of December 31, 2024.
Investment Sub-Adviser
The Adviser has entered into an investment sub-advisory agreement (the “Sub-Advisory Agreement”) with Brookfield Public Securities Group LLC (“PSG,” or the “Sub-Adviser”), a Delaware limited liability company and a registered investment adviser under the

Investment Advisers Act of 1940, as amended (the “Advisers Act”). Founded in 1989, the Sub-Adviser is an indirect wholly-owned subsidiary of BAM ULC. In addition to the Fund, the Sub-Adviser’s clients include financial institutions, public and private pension plans, insurance companies, endowments and foundations, sovereign wealth funds and high net-worth investors. The Sub-Adviser specializes in global listed real assets strategies and its investment philosophy incorporates a value-based approach towards investment. The Sub-Adviser also provides advisory services to several other registered investment companies. As of March 31, 2025, the Sub-Adviser had approximately $48.2 billion in assets under management. The Sub-Adviser’s principal offices are located at Brookfield Place, 225 Liberty Street, New York, New York 10281.
Advisory Agreement
The Fund and the Adviser have entered into the Advisory Agreement pursuant to which the Adviser is entitled to receive a base management fee and an incentive fee.
The base management fee (the “Management Fee”) is payable quarterly in arrears and calculated monthly at the annual rate of 1.25% of the value of the Fund’s net assets, which is calculated as of the close of business on the last business day of each month.
The incentive fee (the “Incentive Fee”) is accrued monthly and payable annually in arrears in an amount equal to 12.5% of the Fund Income for the applicable year. The Fund looks through the total return swap contracts and counts the underlying reference assets as investments for purposes of calculating the Incentive Fee.
“Fund Income” means (1) distributions received by the Fund from the Fund’s Private Portfolio investments; plus (2) distributions received by the Fund of net investment income (or loss) from debt, preferred equity investments and traded securities; minus (3) the Fund’s expenses (excluding the incentive fee and distribution and servicing fees). The distributions received by the Fund from the Fund’s Private Portfolio investments, including the distributions received by the Fund of net investment income (or loss) from debt, preferred equity investments and traded securities, are treated as cash from operations (or income) received by the Fund without regard to the tax characteristics (e.g., income vs. return of capital) of the distributions received. The annual payment of the Incentive Fee will reflect all such distributions received by the Fund, except returns of invested capital that are not derived from the operations of the issuer based on a review by the Fund’s portfolio management team of the issuer’s financial statements and results from business operations.
Fund Income does not include any component of capital gains or capital appreciation. The Adviser is not entitled to any incentive fee based on the capital gains or capital appreciation of the Fund or its investments.
The Fund has applied for exemptive relief from the SEC that would permit the Fund to pay the Adviser all or a portion of its management and incentive fees in Shares in lieu of paying the Adviser an equivalent amount of such fees in cash. As a condition of this exemptive relief, the Adviser has committed not to sell any Shares received in lieu of a cash payment of its management and incentive fees for at least 12 months from the date of issuance, except in exceptional circumstances.
See “Management of the Fund — The Advisory Agreement” and “Prospectus Summary — Expenses and Reimbursement” below for additional information concerning fees.
Investment Sub-Advisory Agreement
The Adviser has entered into the Sub-Advisory Agreement with PSG. The Board approved PSG as a sub-adviser to manage the Fund’s Public Securities Portfolio. The sub-advisory fee payable to PSG will be paid by BAM PIC out of its Management Fee rather than paid separately by the Fund.
Repurchases
The Fund does not currently intend to list the Shares for trading on any securities exchange or any other trading market in the near future. The Fund intends, but is not obligated, to conduct quarterly tender offers for up to 5.0% of its outstanding Shares at the applicable NAV per share as of the applicable valuation date in the sole discretion of the Board of Directors. In the event a tender offer is oversubscribed by stockholders who tender Shares, the Fund will repurchase a pro rata portion of the Shares tendered by each stockholder, extend the tender offer, or take any other action with respect to the tender offer permitted by applicable law. Any repurchase of Shares from a stockholder that were held for less than one year (on a first-in, first-out basis) will be subject to an “Early Repurchase Fee” equal to 2% of the NAV (measured as of the repurchase date) of any Shares repurchased by the Fund. If an Early Repurchase Fee is charged to a stockholder, the amount of such fee will be retained by the Fund. An Early Repurchase Fee payable by a stockholder may be waived by the Fund, in circumstances where the Board of Directors determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any stockholder.
Repurchases will be made at such times and on such terms as may be determined by the Board, in its sole discretion. However, no assurance can be given that repurchases will occur or that any Shares properly tendered will be repurchased by the Fund.
In any given quarter, the Adviser may or may not recommend to the Board that the Fund conduct a tender offer. For example, if adverse market conditions cause the Fund’s investments to become more illiquid or trade at depressed prices or if the Adviser believes that conducting a tender offer for 5.0% of the Fund’s outstanding Shares would impose an undue burden on stockholders who do not tender compared to the benefits of giving stockholders the opportunity to sell all or a portion of their Shares at NAV, the Fund may choose not to conduct a tender offer or may choose to conduct a tender offer for less than 5.0% of its outstanding Shares. Regardless of the recommendation of the Adviser, the Board may or may not determine to cause the Fund to conduct a tender offer for any given quarter.
Following the commencement of an offer to repurchase Shares, the Fund may suspend, postpone or terminate such offer in certain circumstances upon the determination of a majority of the Board, including a majority of the independent directors, that such suspension, postponement or termination is advisable for the Fund and its stockholders, including, without limitation, circumstances as a result of which it is not reasonably practicable for the Fund to dispose of its investments or to determine its net asset value, and other unusual circumstances. In the event of termination, however, the Fund may terminate an offer only upon the occurrence of conditions as specified at the outset of the offer that are objectively verifiable and outside of the control of the Fund or its agents or affiliates. Stockholders may withdraw their written tenders after the expiration of 40 business days from the commencement of the offer if the tender has not yet been accepted by the Fund for payment. Once the tender has been accepted for payment, the Fund will repurchase the Shares and remit the repurchase price to stockholders, less any applicable Early Repurchase Fee, within 5 business days after the applicable expiration date in all instances.
The Fund intends to comply with an exemption under Financial Industry Regulatory Authority (“FINRA”) Rule 5110 that requires the Fund to make at least two tender offers per calendar year. However, there may be quarters in which no tender offer is made, and it is possible that no future tender offers will be conducted by the Fund at all. If a tender offer is not made, stockholders may not be able to sell their Shares as it is unlikely that a secondary market for the Shares will develop or, if a secondary market does develop, stockholders may be able to sell their Shares only at substantial discounts from NAV. If the Fund does conduct tender offers, it may be required to sell its more liquid, higher quality portfolio securities to fund the purchase of Shares that are tendered, which may increase risks for remaining stockholders and increase fund expenses as a percent of assets. The Fund is designed primarily for long-term investors and an investment in the Shares should be considered illiquid.
Use of Leverage
The Fund intends to add leverage, from time to time, to its portfolio by utilizing borrowings, such as through bank loans and/or other credit facilities. The Fund may also enter into other transactions that may give rise to a form of leverage including, among others, loans of portfolio securities. Although it has no current intention to do so, the Fund may also determine to issue preferred shares or other types of senior securities to add leverage to its portfolio. The Board of Directors may authorize the issuance of preferred shares without the approval of the stockholders of the Fund. If the Fund issues preferred shares in the future, all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares will be borne by the stockholders, and these costs and expenses may be significant. The Fund may choose to increase or decrease, or eliminate entirely, its use of leverage over time and from time to time based on the Adviser’s assessment of the yield curve environment, interest rate trends, market conditions and other factors.
The net proceeds the Fund obtains from leverage utilized may be invested in accordance with the Fund’s investment objective and policies as described in this Prospectus. At such times as the Fund invests the net proceeds from leverage, so long as the rate of return, net of applicable Fund expenses, on the debt obligations and other investments purchased by the Fund exceeds the costs to the

Fund of the leverage it utilizes, the investment of the Fund’s assets attributable to leverage will generate more income than will be needed to pay the costs of the leverage. If so, and all other things being equal, the excess may be used to pay higher distributions to stockholders than if the Fund were not so leveraged. It is anticipated that the Fund will have access to a credit facility, which generally will be used for short-term working capital requirements (i.e., funding investments or paying Fund expenses in advance of the receipt of subscriptions) and may also be used for liquidity purposes.
The 1940 Act generally prohibits the Fund from engaging in most forms of leverage (including the use of bank loans or other credit facilities, and loans of portfolio securities) unless immediately after the issuance of the leverage the Fund has satisfied the asset coverage test with respect to senior securities representing indebtedness prescribed by the 1940 Act; that is, the value of the Fund’s total assets less all liabilities and indebtedness not represented by senior securities (for these purposes, “total assets”) is at least 300% of the senior securities representing indebtedness (effectively limiting the use of leverage through senior securities representing indebtedness to 33 1∕3% of the Fund’s total assets in accordance with the 1940 Act). In addition, the Fund is not permitted to declare any cash dividend or other distribution on Shares unless, at the time of such declaration, this asset coverage test is satisfied. For the purpose of borrowing money, “asset coverage” means the ratio that the value of the Fund’s total assets, minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Certain trading practices and investments may be considered to be borrowings and thus subject to the 1940 Act restrictions. On the other hand, certain practices and investments may involve leverage but are not considered to be borrowings under the 1940 Act, such as the purchasing of securities on a when-issued or delayed delivery basis, entering into reverse repurchase agreements, credit default swaps or futures contracts, engaging in short sales and writing options on portfolio securities, so long as the Fund complies with an applicable exemption in Rule 18f-4. Borrowing, especially when used for leverage, may cause the value of the Shares to be more volatile than if the Fund did not borrow. This is because borrowing tends to magnify the effect of any increase or decrease in the value of the Fund’s portfolio holdings. Borrowed money thus creates an opportunity for greater gains, but also greater losses. To the extent that the Fund engages in borrowings, it may prepay a portion of the principal amount of the borrowing to the extent necessary in order to maintain the required asset coverage. Failure to maintain certain asset coverage requirements could result in an event of default.
Leveraging is a speculative technique, and there are special risks and costs involved. There is no assurance that the Fund will utilize borrowings, issue preferred shares or utilize any other forms of leverage. If used, there can be no assurance that the Fund’s leveraging strategies will be successful or result in a higher yield on the Shares. When leverage is used, the NAV of the Shares and the yield to stockholders will be more volatile. In addition, interest and other expenses borne by the Fund with respect to its use of borrowings or any other forms of leverage are borne by the stockholders and result in a reduction of the NAV of the Shares.

Please see “Leverage,” and “Principal Risks of the Fund — Leverage Risk” for additional information regarding leverage and related risks.
Plan of Distribution
The Fund was granted the Multi-Class Exemptive Relief by the SEC that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early withdrawal fees. In addition to the Class I Shares, Class D Shares, Class S Shares, and Class T Shares, the Fund may offer additional classes of shares in the future. The Shares are sold at a public offering price equal to their NAV per share, plus a front-end sales load where applicable. Each share class represents an investment in the same portfolio of investments, but each class has its own expense structure and arrangements for shareholder services or distribution, which allows you to choose the class that best fits your situation and eligibility requirements. [Class D Shares, Class S Shares and Class T Shares are primarily offered and sold to retail investors by certain broker-dealers which are members of FINRA and which have agreements with the Fund’s distributor, Quasar Distributors, LLC, to sell Class T Shares, but may be made available through other financial firms, including banks and trust companies and to specified benefit plans (as defined below) and other retirement accounts. With regards to the United Kingdom’s qualifying asset holding company regime, the intended categories of investors for the Fund are retail, institutional, sophisticated and high net worth investors. Subject to the limitations described elsewhere in this Prospectus, the Shares will be appropriately marketed to attract, and/or made widely available, to such investors. Each class of Shares has its own specific eligibility requirements.] See “Prospectus Summary — Minimum Investment” and “Plan of Distribution — How to Purchase Shares” for additional information.
Distributions and Dividends
The Fund intends to distribute substantially all of its net investment income to common stockholders in the form of distributions. Under normal market conditions, the Fund intends to declare and pay distributions monthly to common stockholders of record. In addition, the Fund intends to distribute any net capital gains earned from the sale of portfolio securities to common stockholders no less frequently than annually, although net short-term capital gains may be paid more frequently. However, the Fund cannot guarantee that it will make distributions and the amount of distributions that the Fund may pay, if any, is uncertain. Please see “Distributions and Dividends” for additional information.
The Fund intends to pay common stockholders annually all, or at least 90%, of its investment company taxable income. Various factors will affect the level of the Fund’s investment company taxable income, such as its asset mix. Distributions may be paid to the holders of the Shares if, as and when authorized by the Board of Directors and declared by the Fund out of assets legally available therefor. To permit the Fund to pay monthly distributions, it may from time to time distribute less than the entire amount of income earned in a particular period, with the undistributed amount being available to supplement future distributions. As a result, the distributions paid by the Fund for any particular monthly period may be more or less than the amount of income actually earned during that period. Because the Fund’s income will fluctuate and the

Fund’s distribution policy may be changed by the Board of Directors at any time, there can be no assurance that the Fund will pay distributions or dividends. Distributions are subject to re-characterization for federal income tax purposes after the end of the fiscal year.
In the event that the total distributions on the Shares exceed the Fund’s current and accumulated earnings and profits allocable to such Shares, the excess distributions will generally be treated as a tax-free return of capital (to the extent of the stockholder’s tax basis in the Shares). A return of capital is a return to investors of a portion of their original investment in the Fund rather than income or capital gain. Stockholders should not assume that the source of a distribution from the Fund is net profit or income. Distributions sourced from paid-in capital should not be considered as part of the current yield or total return from an investment in the Fund. The amount treated as a tax-free return of capital will reduce a stockholder’s adjusted tax basis in the Shares (but not below zero), thereby increasing the stockholder’s potential taxable gain or reducing the potential loss on the sale of the Shares.
Distributions paid by the Fund will be reinvested in additional Shares, unless a stockholder elects to receive all distributions in cash. See “Dividend Reinvestment Plan” for additional information.
Expenses and Reimbursement
Subject to the terms and conditions outlined in this Prospectus, the Fund will reimburse the Adviser for any actual third-party expenses incurred on behalf of the Fund. Such expenses will include, but are not limited to, costs related to valuation, audit, reporting, regulatory, administration, compliance and financing as well as legal services.
The Adviser previously agreed to fund the Fund’s organizational and offering expenses until the initial sale of Shares in this offering. The Fund will reimburse these expenses, subject to a specified expense cap and reimbursement limitations (as detailed below).
Pursuant to an Expense Limitation and Reimbursement Agreement (the “Expense Limitation and Reimbursement Agreement”), through April 30, 2026, the Adviser has contractually agreed to waive and/or reimburse expenses of the Fund so that certain of the Fund’s expenses (“Specified Expenses,” as defined below) will not exceed 0.70% of the Fund’s net assets (annualized). The Fund has agreed to repay these amounts, when and if requested by the Adviser, but only if and to the extent that Specified Expenses are less than 0.70% of net assets (annualized) (or, if a lower expense limit under the Expense Limitation and Reimbursement Agreement is then in effect, such lower limit) within three years after the date the Adviser waived or reimbursed such fees or expenses. This arrangement cannot be terminated prior to April 30, 2026, without the Board’s consent. “Specified Expenses” is defined to include all expenses incurred in the business of the Fund, including, among other things, organizational and offering costs, professional fees, and fees and expenses of the Administrator, Transfer Agent and Custodian, with the exception of (i) the Management Fee, (ii) the Incentive Fee, (iii) the Servicing Fee (as defined below), (iv) the Distribution Fee (as defined below), (v) portfolio level expenses, (vi) brokerage costs or other investment-related out-of-pocket expenses, including costs incurred with respect to unconsummated investments, (vii) dividend/interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund), (viii) taxes, and (ix) extraordinary expenses (such as litigation and other expenses not incurred in the ordinary course of the Fund’s business).
Administrator &
Sub-Administrator
Brookfield Public Securities Group LLC (in such capacity, the “Administrator”) serves as the Fund’s administrator and accounting agent. The Administrator will provide, or oversee the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of NAV, compliance monitoring (including diligence and oversight of our other service providers), preparing reports to stockholders and reports filed with the SEC, preparing materials and coordinating meetings of the Board, managing the payment of expenses and the performance of administrative and professional services rendered by others and providing office space, equipment and office services.
J.P. Morgan Chase Bank, N.A. (in such capacity, the “Sub-Administrator”) will provide certain administrative and fund accounting services pursuant to a fund services agreement with the Fund (the “Fund Services Agreement”). Pursuant to the Fund Services Agreement, and subject to the supervision of the Administrator, the Sub-Administrator will provide certain administrative services to the Fund that are not otherwise provided by the Administrator, which include, but are not limited to: assisting in securities valuation; performing portfolio accounting services; and assisting in the preparation of financial reports.
Custodian and Transfer Agent
J.P. Morgan Chase Bank, N.A. serves as the Fund’s custodian. SS&C Global Investor & Distribution Solutions, Inc. serves as the Fund’s transfer agent (“SS&C GIDS” or the “Transfer Agent”). See “Custodian and Transfer Agent” for additional information.
Distributor
Quasar Distributors, LLC (the “Distributor”) is the principal underwriter and distributor of the Shares and serves in that capacity on a best efforts basis, subject to various conditions. Other broker-dealers (“Selling Agents”) may be appointed by the Distributor to assist in the sale of the Shares on a best efforts basis. See “Plan of Distribution” for additional information.
Sales Load Fees
Class I Shares are not subject to any front-end sales load.
Class D Shares are subject to a front-end sales load of up to 2.00% of the total purchase price per Class D Share (including the front- end sales load fees).
Class S Shares are subject to a front-end sales load of up to 3.50% of the total purchase price per Class S Share (including the front- end sales load fees).
Class T Shares are subject to a front-end sales load of up to 3.50% of the total purchase price per Class T Share (including the front-end sales load fees). Investors purchasing Class T Shares may be charged a sales load of up to 3.00% and a maximum dealer fee of 0.50% of the investment amount, for a total front-end sales load of up to 3.50%.

Front-end sales loads may be reduced for certain categories of purchasers and for volume discounts, as disclosed in this Prospectus. The Selling Agents may, in their sole discretion, reduce or waive the front-end sales load on a non-scheduled basis in individual cases.
The Distributor anticipates that all or a portion of the front-end sales load with respect to the Class D, Class S, and Class T Shares will be retained by, or reallowed (paid) to, participating broker-dealers. No front-end sales load will be paid with respect to purchases of Class D Shares, Class S Shares, Class T Shares or any Shares sold pursuant to the Dividend Reinvestment Plan (“DRIP”). Selling Agents typically receive the front-end sales load with respect to the Class D Shares, Class S Shares, and the Class T Shares purchased by investors. Investors should consult with their Selling Agent about the front-end sales load and any additional fees or charges their Selling Agent might impose on each class of Shares.
Ongoing Distribution and Servicing Fees
Participating broker dealers will receive ongoing distribution and servicing fees as follows: (a) for Class S Shares and Class T Shares, 0.85% of NAV per annum (consisting of a 0.60% distribution fee (a “Distribution Fee”) and a 0.25% shareholder servicing fee (a “Servicing Fee”)); and (b) for Class D Shares, 0.25% of NAV per annum (consisting entirely of a Servicing Fee). Class I Shares have no Distribution Fees or Servicing Fees. All or a portion of the Servicing Fee may be used to pay for sub-transfer agency, sub- accounting and certain other administrative services. The Fund also pays for certain sub-transfer agency, sub-accounting and administrative services outside of the Servicing Fee.
Unlisted Closed-End Fund Structure; Limited Liquidity
The Fund does not currently intend to list the Shares for trading on any securities exchange or any other trading market in the near future. There is currently no secondary market for the Shares and the Fund does not expect any secondary market to develop for the Shares. Stockholders of the Fund are not able to have their Shares repurchased or otherwise sell their Shares on a daily basis, because the Fund is an unlisted closed-end fund. An investment in the Fund is suitable only for investors who can bear the risks associated with private market investments with potential limited liquidity of the Shares as described in “Repurchases” above.
Minimum Investment
Generally, the minimum initial investment amount for Class D Shares, Class S Shares and Class T Shares is $2,500. The minimum initial investment amount for Class I Shares is $1,000,000. The minimum amount for subsequent investment for Class D Shares, Class S Shares, Class T Shares and Class I Shares is $500, except for additional purchases pursuant to the DRIP, which are not subject to a minimum purchase amount. The minimum investment for each class of Shares can be modified or waived in the sole discretion of the Fund or the Distributor (as defined below), including for certain financial firms that submit orders on behalf of their customers, the Fund’s officers and directors and certain employees of Brookfield, including its affiliates, vehicles controlled by such employees and their extended family members. See “Plan of Distribution — How to Purchase Shares” for additional information.
Investor Suitability
Investors should consider their financial situations and needs, other investments, investment goals, investment experience, time horizons, liquidity needs and risk tolerance before investing in the Fund. An investment in the Fund is not appropriate for all investors, and the Fund is not intended to be a complete investment program.
The Fund seeks to provide investors with exposure to private infrastructure assets by investing in both the equity and debt of high-quality infrastructure businesses. Brookfield believes that the Fund may provide investors with the potential long-term portfolio benefits typically found in infrastructure investments that have the potential to be resilient in most economic environments.
An investment in the Shares is most suitable for investors who are seeking exposure to private infrastructure assets and who seek to attain risk-adjusted total return along with a strong yield. An investment in the Shares is least suitable for persons who require liquidity or guaranteed income.
Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objective and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.
An investment in the Fund involves a considerable amount of risk. It is possible that you may lose part or all of your investment in the Fund. An investment in the Fund is suitable only for investors who can bear the risks associated with private market investments with potential limited liquidity of the Shares. The Shares should be viewed as a long-term investment within a multi-asset personal portfolio and should not be viewed individually as a complete investment program.
Class I Shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I Shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I Shares, (4) through certain registered investment advisers, (5) by the employees, officers and directors of the Adviser (and its affiliates) and their family members, and joint venture partners, consultants, other service providers, and other similar parties or (6) other categories of investors that we name in an amendment or supplement to this Prospectus.
Class D Shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D Shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D Shares, (3) through transaction/ brokerage platforms at participating broker-dealers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this Prospectus.

Class S and Class T Shares may be offered for investment through certain financial firms that charge their customers transaction or other fees with respect to their customers’ investments in the Fund. Class S and Class T Shares are not available for purchase directly from the Distributor and are primarily offered and sold to retail investors by certain broker-dealers which are members of FINRA and which have agreements with the Distributor to sell Class S and Class T Shares, but may be made available through other financial firms, including banks and trust companies, and to specified benefit plans (as defined below) and other retirement accounts.
[With regards to the United Kingdom’s qualifying asset holding company regime, the intended categories of investors for the Fund are retail, institutional, sophisticated and high net worth investors. Subject to the limitations described elsewhere in this Prospectus, the Shares will be appropriately marketed to attract, and/or made widely available, to such investors. Each class of Shares has its own specific eligibility requirements.]
Summary of Risks
Investing in the Fund involves risks, including the risk that a stockholder may receive little or no return on his or her investment or that a stockholder may lose part or all of his or her investment. The Fund should be considered a speculative investment that entails substantial risks, and a prospective investor should invest in the Fund only if they can sustain a complete loss of their investment. Below is a summary of some of the principal risks of investing in the Fund.
Stockholders should consider carefully the following principal risks before investing in the Fund:
Limited Operating History.   The Fund is a non-diversified, closed-end management investment company with a limited history of operations and is subject to all of the business risks and uncertainties associated with any new business. As a result, prospective investors have a limited track record or history on which to base their investment decisions. The Fund is designed for long-term investors.
Investment and Market Risk.   An investment in the Fund involves a considerable amount of risk. Before making an investment decision, a prospective investor should (i) consider the suitability of this investment with respect to his or her investment objectives and personal situation and (ii) consider factors such as his or her personal net worth, income, age, risk tolerance and liquidity needs. Your investment in Shares represents an indirect investment in the assets owned by the Fund, and the value of these assets will fluctuate, sometimes rapidly and unpredictably, and such investment is subject to investment risk, including the possible loss of the entire principal amount invested. The Fund will be materially affected by market, economic and political conditions globally and in the jurisdictions and sectors in which it invests or operates, including factors affecting interest rates, the availability of credit, currency exchange rates and trade barriers.
Infrastructure Risk.   The Fund’s investments in infrastructure securities involve risks. Infrastructure companies may be subject to a variety of factors that may adversely affect their business or operations, including high interest costs in connection with capital construction programs, high leverage, costs associated with environmental and other regulations, the effects of economic slowdown, surplus capacity, increased competition from other providers of services, uncertainties concerning the availability of fuel at reasonable prices, the effects of energy conservation policies and other factors.
Inflation and Interest Rate Risk.   Inflation could directly, materially and adversely affect the Portfolio Investments. If an Infrastructure Investment is unable to increase its revenue in times of higher inflation, its profitability and ability to distribute dividends may be materially and adversely affected. Portfolio Investments may have long-term rights to income linked to some extent to inflation, whether by government regulations, contractual arrangement or other factors. Typically, as inflation rises, the company will earn more revenue, but will incur higher expenses; if inflation declines, the company may not be able to reduce expenses in line with any resulting reduction in revenue. Many infrastructure businesses rely on concessions to mitigate the inflation risk to cash flows through escalation provisions linked to the inflation rate (e.g., the toll set on a toll road). While these provisions may protect against certain risks, they do not protect against the risk of a rise in real interest rates, which is likely to create higher financing costs for infrastructure businesses and a reduction in the amount of cash available for distribution to investors. In addition, the market value of Infrastructure Investments may decline in times of higher inflation rates given that the most commonly used methodologies for valuing Portfolio Investments (e.g., discounted cash flow analysis) are sensitive to rising inflation and real interest rates. Finally, wage and price controls have been imposed at times in certain countries in an attempt to control inflation, which could significantly affect the operation of Infrastructure Investments. Accordingly, changes in the rate of inflation may affect the forecasted or actual profitability of a Portfolio Company.
Certain countries’ economies, including in particular many emerging markets, have experienced extremely high rates of inflation for extended periods of time. Inflation has, and may continue to have, negative effects on the economies of certain of these countries. For example, the risks associated with transactions using local currencies are significantly greater in hyper-inflationary economies than in other less inflationary markets.
Concentration Risk.   Concentration risk is the risk that the Fund’s investments in the securities of companies in one industry will cause the Fund to be more exposed to developments affecting a single industry or market sector than a more broadly diversified fund would be. The Fund may be subject to greater volatility with respect to its Portfolio Investments than the Fund that is more broadly diversified.
Distributions Risk.   There can be no assurance that the Fund will achieve investment results that will allow the Fund to make a specified level of cash distributions or maintain certain levels of cash distributions. All distributions will be paid at the discretion of the Board and may depend on the Fund’s earnings, the Fund’s net investment income, the Fund’s financial condition, compliance with applicable regulations and such other factors as the Board may deem relevant from time to time.

Liquidity Risk.   The Adviser does not expect that a secondary market for the Shares will develop. Limited liquidity is provided to stockholders only through the Fund’s repurchase offers. The Fund expects to fund repurchases by liquidating its investments in the Public Securities Portfolio managed by the Sub-Adviser, given that the remainder of the Fund’s Portfolio Investments consist of generally illiquid private investments in the Private Portfolio. There is no guarantee that stockholders will be able to sell all of the Shares they desire in a repurchase offer. The Fund’s Portfolio Investments also are subject to liquidity risk. Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations. As noted, many of the Fund’s Portfolio Investments will involve private securities, which are generally more difficult to sell than publicly traded securities, as there is often no liquid market, which may result in selling interests at a discount. In addition, private securities generally are more difficult to value than publicly traded securities as such valuations are inherently uncertain. The determinations of value in accordance with procedures established by the Adviser may differ materially from the values that would have been used if an active market and market quotations existed for such investments. In connection with the disposition of an investment in private securities, the Fund may agree to purchase adjustments and may be required to make representations about the business and financial affairs of the Portfolio Company typical of those made in connection with the sale of a business. The Fund may be obligated to fund such purchase price adjustments and also may be required to indemnify the purchasers of such Portfolio Investment to the extent that any such representations turn out to be inaccurate. These arrangements may result in the incurrence of contingent liabilities that may ultimately yield funding obligations that must be satisfied by the Fund prior to distributions being made to the stockholders.
Reliance on the Adviser and Investment Professionals.   As of the date of this Prospectus, the Fund has made a limited number of investments and the success of the Fund will therefore depend on the ability of the Adviser and its respective affiliates to identify and consummate suitable investments and to, when relevant, exit investments of the Fund prudently.
Delay in Use of Proceeds Risk.   Although the Fund currently intends to invest the proceeds from any sale of the Shares offered hereby within three months from receipt thereof (however, changes in market conditions could result in the Fund’s anticipated investment period extending as long as six months), such investments may be delayed if suitable investments are unavailable at the time. Delays which the Fund encounters in the selection, due diligence and origination or acquisition of investments would likely limit its ability to pay distributions and lower overall returns.
Best Efforts Offering Risk.   This offering is being made on a “best efforts” basis, meaning the Distributor and broker-dealers participating in the offering are only required to use their best efforts to sell our Shares and have no firm commitment or obligation to sell any of the Shares.
Competition Risk.   Identifying, completing and realizing attractive portfolio investments is competitive and involves a high degree of uncertainty. In acquiring its target assets, the Fund will compete with a variety of institutional investors, including specialty finance companies, public and private funds (including other funds managed by Brookfield), REITs, commercial and investment banks, commercial finance and insurance companies and other financial institutions.
Non-Diversified Company Risk.   As the Fund may invest more than 5% of its total assets in the securities of one or more issuers, it would not qualify as a “diversified company” within the meaning of the Investment Company Act. The Fund may therefore be more susceptible than such a diversified company would be to being adversely affected by events impacting a single investment, geographic location, security or investment type.
Illiquid and Long-Term Investments.   Although Portfolio Investments are expected to generate some amount of current income, Portfolio Investments will be held for an indefinite period of time and the return of capital and the realization of gains, if any, from a Portfolio Investment generally will most likely occur only upon the partial or complete disposition of such Portfolio Investment. While a Portfolio Investment may be sold at any time, it is generally expected that the sale of a substantial portion of the Portfolio Investments will not occur for a number of years after such Portfolio Investments are made. Since the Portfolio Investments targeted by the Fund are generally not liquid, it is unlikely that there will be a public market for certain of the securities or debt instruments held by the Fund and such securities or debt instruments may require a substantial length of time to liquidate. The Fund generally will not be able to sell these securities or debt instruments publicly unless their sale is registered under applicable securities laws or unless an exemption from such registration requirements is available. In addition, in some cases, the Fund may be prohibited or limited by contract from selling certain securities or debt instruments for a period of time and as a result, may not be permitted to sell a Portfolio Investment at the time it might otherwise desire to do so.
Market Disruption and Geopolitical Risk.   The value of the Fund’s investments could be adversely affected by geopolitical and other events (e.g., wars, pandemics, sanctions, terrorism) that disrupt securities markets and adversely affect global markets. Those events, as well as other changes in non-U.S. and U.S. economic and political conditions, could exacerbate other risks or otherwise reduce the value of the Fund’s investments.
Joint Venture Risk.   The Fund may in the future enter into joint ventures with third parties to make investments. The Fund may also make investments in partnerships or other co-ownership arrangements or participations. Such investments may involve risks not otherwise present with other methods of investment. In addition, disputes between the Fund and its joint venture partners may result in litigation or arbitration that would increase the Fund’s expenses and prevent the Fund’s officers and directors from focusing their time and efforts on the Fund’s business. The Fund may at times enter into arrangements that provide for unfunded commitments and, even when not contractually obligated to do so, may be incentivized to fund future commitments related to its investments.
Valuation Risk.   Because secondary markets for certain investments may be limited or non-existent, they may be difficult to value. When market quotations are not readily available or are deemed to be unreliable, the Fund values its investments at fair value as determined in good faith pursuant to policies and procedures approved by the Board of Directors. Fair value pricing may require subjective determinations about the value of a security or other asset. As a result, there can be no assurance that fair value pricing will result in adjustments to the prices of securities or other assets, or that fair value pricing will reflect actual market value, and it is possible that the fair value determined for a security or other asset will be materially different from quoted or published prices, from the prices used by others for the same security or other asset and/or from the value that actually could be or is realized upon the sale of that security or other asset. Where market quotations are not readily available, valuation may require more research than for more liquid investments. In addition, the Adviser may use an independent pricing service or prices provided by dealers to value certain fixed income securities at their market value. The Board has designated the Adviser as the valuation designee pursuant to Rule 2a-5 under the 1940 Act to perform fair value determinations relating to any or all Fund investments. The Board oversees the Adviser in its role as the valuation designee in accordance with the requirements of Rule 2a-5. In its role as the valuation designee, the Adviser is authorized to make all necessary determinations of the fair values of portfolio securities and other assets for which market quotations are not readily available or if it is deemed that the prices obtained from brokers and dealers or independent pricing services are unreliable.
Risks Associated With Status as a Regulated Investment Company. The Fund intends to qualify for federal income tax purposes as a regulated investment company under Subchapter M of the Code. Qualification requires, among other things, compliance by the Fund with certain distribution requirements. Statutory limitations on distributions on the Shares if the Fund is leveraged and fails to satisfy the Investment Company Act’s asset coverage requirements could jeopardize the Fund’s ability to meet such distribution requirements. The Fund presently intends, however, to purchase or redeem any outstanding leverage to the extent necessary in order to maintain compliance with such asset coverage requirements. Qualification also requires the Fund to diversify its investments in the manner prescribed by the RIC rules. Satisfying such diversification requirements may limit or otherwise adversely affect the implementation and execution of the Fund’s investment strategy.
Credit Risk.   Credit risk is the risk that one or more debt investments in the Fund’s portfolio will (1) decline in price due to deterioration of the issuer’s or underlying pool’s financial condition or other events or (2) fail to pay interest or principal when due. The prices of non-investment grade quality securities (that is, securities rated Ba or lower by Moody’s or BB or lower by S&P or Fitch) are generally more sensitive to negative developments, such as a general economic downturn or an increase in delinquencies in the pool of underlying mortgages that secure an MBS, than are the prices of higher grade securities. Non-investment grade quality securities are regarded as having predominantly speculative characteristics with respect to the issuer’s or pool’s capacity to pay interest and repay principal when due and as a result involve a greater risk of default. The market for lower-graded securities may also have less information available than the market for other securities.
Derivatives Risk.   The Fund may participate in derivative transactions. Such transactions entail certain execution, market, counterparty liquidity, hedging and tax risks. Participation in the options or futures markets, in currency transactions and in other derivatives transactions involves investment risks and transaction costs to which the Fund would not be subject absent the use of these strategies. If the Adviser’s prediction of movements in the direction of the securities, foreign currency, interest rate or other referenced instruments or markets is inaccurate, the consequences to the Fund may leave the Fund in a worse position than if it had not used such strategies. Valuation may be more difficult in times of market turmoil since many investors and market makers may be reluctant to purchase complex instruments or quote prices for them.
Leverage Risk.   The Fund currently intends to use leverage from time to time to facilitate short-term working capital requirements (i.e., funding investments or paying Fund expenses in advance of the receipt of subscription proceeds, as well as for liquidity purposes), and to seek to achieve its investment objectives. The borrowing of money or issuance of debt securities and preferred shares represents the leveraging of the Shares. In addition, the Fund may also leverage its Shares through investment techniques, such as reverse repurchase agreements, writing credit default swaps, futures or engaging in short sales. Leverage creates risks which may adversely affect the return for the stockholders.
Leverage is a speculative technique that could adversely affect the returns to common stockholders. Leverage can cause the Fund to lose money and can magnify the effect of any losses. To the extent the income or capital appreciation derived from securities purchased with funds received from leverage exceeds the cost of leverage, the Fund’s return will be greater than if leverage had not been used. Conversely, if the income or capital appreciation from the securities purchased with such funds is not sufficient to cover the cost of leverage or if the Fund incurs capital losses, the return of the Fund will be less than if leverage had not been used, and therefore the amount available for distribution to common stockholders as dividends and other distributions will be reduced or potentially eliminated (or, in the case of distributions, will consist of return of capital).
The Fund will pay (and the common stockholders will bear) all costs and expenses relating to the Fund’s use of leverage, which will result in the reduction of the NAV of the Shares.
Potential Conflicts of Interest Risk.   BAM PIC serves as adviser or sub-advisers to other vehicles that have the same or similar investment objectives and investment strategies to those of the Fund. As a result, the Adviser and the Fund’s portfolio managers may devote unequal time and attention to the management of the Fund and those other funds and accounts. Conflicts of interest exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our wholly-owned operating partnership or any partner thereof, on the other. For further information on potential conflicts of interest, see “Conflicts of Interest.”
Allocation of Investment Opportunities Risk.   Certain other existing or future Brookfield funds, investment vehicles and other Brookfield proprietary accounts and related parties managed by Brookfield (each, a “Brookfield Account” and collectively, the “Brookfield Accounts”) invest in securities, properties and other assets in which the Fund may seek to invest. The Adviser’s allocation policy is designed to fairly and equitably distribute investment opportunities over time among funds or pools of capital managed by the Adviser and its affiliates. Allocation of identified investment opportunities among the Fund, BAM PIC’s management of other Brookfield Accounts presents inherent conflicts of interest. Certain Brookfield Accounts have (and additional future Brookfield Accounts in the future may have) investment mandates that overlap with those of the Fund, in some cases, both the Fund and certain of these Brookfield Accounts may seek an allocation to the same investment opportunities. As noted above, the Adviser’s allocation policy is designed to fairly and equitably distribute investment opportunities over time among funds or pools of capital managed by the Adviser and its affiliates and, as a result, the Fund’s share of some investment opportunities may be less than it initially sought. Investors should note that the conflicts inherent in making such allocation decisions will not always be resolved in favor of the Fund.
General Risks of Secondary Investments.   The overall performance of the Fund’s Secondary Investments depends in large part on the acquisition price paid, which may be negotiated based on incomplete or imperfect information. Certain Secondary Investments may be purchased as a portfolio, and in such cases the Fund may not be able to exclude from such purchases those investments that the Adviser considers (for commercial, tax, legal or other reasons) less attractive. In addition, the costs and resources required to investigate the commercial, tax and legal issues relating to Secondary Investments may be significant. The Portfolio Funds or the interests that the Adviser may consider for investment may have been formed or organized to meet the specific regulatory, tax or ERISA objectives of the original investors, which may not correspond to the objectives of the Fund. Accordingly, investment by the Fund may not be permitted, may be otherwise restricted or may be inefficient from a tax perspective to one or more categories of investors in the Fund. The Adviser may seek to structure any investment to address any applicable regulatory, tax or ERISA limitations, but may not be successful in doing so.
General Risks of Investments in Portfolio Funds.   Because the Fund invests in Portfolio Funds, a stockholder’s investment in the Fund will be affected by the investment policies and decisions of the

Portfolio Fund Manager of each Portfolio Fund in direct proportion to the amount of Fund assets that are invested in each Portfolio Fund. The Fund’s net asset value may fluctuate in response to, among other things, various market and economic factors related to the markets in which the Portfolio Funds invest and the financial condition and prospects of issuers in which the Portfolio Funds invest. The success of the Fund depends, in part, upon the ability of the Portfolio Fund Managers to develop and implement strategies that achieve their investment objectives. Stockholders will not have an opportunity to evaluate the specific investments made by the Portfolio Funds or the Portfolio Fund Managers, or the terms of any such investments. In addition, the Portfolio Fund Managers could materially alter their investment strategies from time to time without notice to the Fund. There can be no assurance that the Portfolio Fund Managers will be able to select or implement successful strategies or achieve their respective investment objectives.
Affiliated Transactions Restrictions.   The 1940 Act contains prohibitions and restrictions relating to transactions between investment companies and their affiliates (including the Adviser), principal underwriters and affiliates of those affiliates or underwriters. Under these restrictions, the Fund and any portfolio company that the Fund controls are generally prohibited from knowingly participating in a joint transaction, including co-investments in a portfolio company, with an affiliated person, including any directors or officers of the Fund, the Adviser or any entity controlled or advised by any of them. These restrictions also generally prohibit the Fund’s affiliates, principal underwriters and affiliates of those affiliates or underwriters from knowingly purchasing from or selling to the Fund or any portfolio company controlled by the Fund certain securities or other property and from lending to and borrowing from the Fund or any portfolio company controlled by the Fund monies or other properties. The Fund and its affiliates may be precluded from co-investing in private placements of securities, including in any portfolio companies controlled by the Fund. The Fund, its affiliates and portfolio companies controlled by the Fund may from time to time engage in certain joint transactions, purchases, sales and loans in reliance upon and in compliance with the conditions of certain positions promulgated by the SEC and its staff. There can be no assurance that the Fund would be able to satisfy these conditions with respect to any particular transaction. As a result of these prohibitions, restrictions may be imposed on the size of positions or the type of investments that the Fund could make. Furthermore, the Adviser was granted exemptive relief by the SEC to allow certain managed funds and accounts, each of whose investment adviser is BAM PIC or an investment adviser controlling, controlled by or under common control with BAM PIC, to participate in negotiated co-investment transactions where doing so is consistent with the applicable registered fund’s investment objective and strategies as well as regulatory requirements and other pertinent factors, and pursuant to the conditions thereof (the “Co-Investment Exemptive Relief”).
Anti-Takeover Provisions.   The Fund’s charter (the “Charter”) and Bylaws (the “Bylaws”) contain provisions that may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of the stockholders. Such provisions may discourage outside parties from seeking control of the Fund or seeking to change the composition of its Board of Directors.
The Fund’s Charter authorizes the Board of Directors to cause the Fund to issue additional Shares. The Board of Directors of the Fund also may classify or reclassify any unissued Shares into one or more classes or series of stock, including preferred stock, may set the terms of each class or series and may authorize the Fund to issue the newly-classified or reclassified shares of stock, in each such instance without stockholder approval. See “Certain Provisions in Charter and Bylaws” for additional information.
Incentive Fee Risk.   The Incentive Fee may create an incentive for the Adviser to make investments in order to maximize Fund Income under the Incentive Fee even if such investments may not benefit the Fund’s NAV, cause the Fund to use more leverage than it otherwise would in the absence of the Incentive Fee or to otherwise make riskier investments on the Fund’s behalf. While the Board does not monitor specific investment decisions by the Adviser and the particular timing of individual investment decisions as they relate to the Incentive Fee, the Board, as part of its duties and responsibilities under the Investment Company Act (relating to future determinations as to whether to renew the Advisory Agreement), considers whether the Incentive Fee is fair and reasonable.
Payment of Management and Incentive Fees in Shares Risk.   The Fund has applied for exemptive relief from the SEC that would permit the Fund to pay the Adviser all or a portion of its Management Fees and Incentive Fees in Shares in lieu of paying the Adviser an equivalent amount of such fees in cash, which may dilute stockholders in the Fund.
Non-U.S. Investment Risks.   We may invest in securities located outside of the United States. Non-U.S. investments involve certain factors not typically associated with investments in the U.S., including risks relating to (i) currency exchange matters; (ii) differences in conventions relating to documentation, settlement, corporate actions, stakeholder rights and other matters; (iii) differences between U.S. and non-U.S. markets, including potential price volatility in and relative illiquidity of some non-U.S. markets; (iv) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and differences in government supervision and regulation; (v) certain economic, social and political risks; (vi) the possible imposition of non-U.S. taxes on income and gains and gross sales or other proceeds recognized with respect to such investments; (vii) differing and potentially less well-developed or well-tested corporate laws regarding stakeholder rights, creditors’ rights (including the rights of secured parties), fiduciary duties and the protection of investors; (viii) different laws and regulations including differences in the legal and regulatory environment or enhanced legal and regulatory compliance; (ix) political hostility to investments by foreign investors; (x) less publicly available information; (xi) obtaining or enforcing a court judgement abroad; (xii) restrictions on foreign investment in other jurisdictions; and (xiii) difficulties in effecting repatriation of capital.

Tax Risks of Investing in the Fund.   The Fund will be subject to Fund-level income tax if it is unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.
Infectious Illness Risk.   The Fund may be adversely affected by the effects of widespread outbreaks of contagious diseases. Public health crises can develop rapidly and unpredictably, which may prevent governments, asset managers, companies or others (including the Adviser and the Fund) from taking timely or effective steps to mitigate or reduce any adverse impacts to the Fund and/or the Portfolio Investments. The extent and duration of any such impacts will depend on future developments, which are highly uncertain and cannot be predicted at this time.
U.S. Federal Income Tax Considerations
The Fund has elected and intends to qualify each year to be treated as a RIC under the Internal Revenue Code of 1986, as amended (the “Code”). Assuming that the Fund qualifies as a RIC, the Fund generally will not be subject to U.S. federal income tax on income and gains that the Fund distributes each taxable year to its stockholders if it meets certain minimum distribution requirements. To qualify as a RIC and maintain the Fund’s RIC status, it will be required to meet asset diversification tests and annual qualifying income and distribution tests, among other requirements.

SUMMARY OF FUND EXPENSES
The fee table below is intended to assist stockholders in understanding the various costs and expenses that the Fund expects to incur and that stockholders can expect to bear, by investing in the Fund. This fee table is based on annualized expenses of the Fund for the fiscal year ended December 31, 2024. Certain expenses in this fee table are based on estimated amounts for the current fiscal year.
	Class I Shares	Class D Shares	Class S Shares	Class T Shares
Stockholder Transaction Expenses
Maximum Front-End Sales Load (as a percentage of the offering price)(1)	None	2.00%	3.50%	3.50%
Maximum Repurchase Fee(2)	2.00%	2.00%	2.00%	2.00%
Annual Fund Expenses (as a percentage of Net Assets attributable to Shares)
Management Fee(3)	1.25%	1.25%	1.25%	1.25%
Incentive Fee(4)	0.56%	0.56%	0.56%	0.56%
Distribution and/or Shareholder Servicing Fees(5)	None	0.25%	0.85%	0.85%
Interest Payments on Borrowed Funds(6)	[0.16]%	[0.16]%	[0.16]%	[0.16]%
Tax Expense(7)	[•]%	[•]%	[•]%	[•]%
Other Expenses(8)	[•]%	[•]%	[•]%	[•]%
Total Annual Fund Operating Expenses	[•]%	[•]%	[•]%	[•]%
Fees Waived and/or Expenses Reimbursed or Recouped(9)	[•]%	[•]%	[•]%	[•]%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement or Recoupment	[•]%	[•]%	[•]%	[•]%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement or Recoupment, Excluding Management and Incentive Fees	[•]%	[•]%	[•]%	[•]%

(1)
Quasar Distributors, LLC (the “Distributor”) is the principal underwriter and distributor of the Shares and serves in that capacity on a best efforts basis, subject to various conditions. Shares may be offered through Selling Agents that have entered into selling agreements with the Distributor. Selling Agents typically receive the front-end sales load with respect to Class D, Class S, and Class T Shares purchased by investors. The Distributor does not retain any portion of the front-end sales load fees. Class D, Class S, and Class T Shares are each subject to a maximum front-end sales load of up to 2.00%, 3.50%, and 3.50% of the offering price, respectively. For Class T Shares, the 3.50% includes a maximum of 3.00% for upfront selling commissions and 0.50% for the dealer fee, for a total front-end sales load of up to 3.50%. However, purchases of Class D Shares, Class S Shares, and Class T Shares may be eligible for a front-end sales load discount. See “Plan of Distribution — Sales Load.” Any additional commissions or other forms of compensation paid to a broker or financial intermediary on sales of Class D Shares, Class S Shares and Class T Shares are not reflected. The Selling Agents may, in their sole discretion and subject to applicable law, reduce or waive the front-end sales load on a non-scheduled basis in individual cases. Class I Shares are not subject to a front-end sales load; however, investors could be required to pay brokerage commissions on purchases and sales of Class I Shares to their Selling Agents. Investors should consult with their Selling Agents about the sale load and any additional fees or charges their Selling Agents might impose on each class of Shares.

(2)
A 2% Early Repurchase Fee payable to the Fund will be charged with respect to the repurchase of a stockholder’s Shares at any time prior to the day immediately preceding the one-year anniversary of a stockholder’s purchase of the Shares (on a “first in-first out” basis). An Early Repurchase Fee payable by a stockholder may be waived by the Fund, in circumstances where the Board of Directors determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any stockholder. The Early Repurchase Fee will be retained by the Fund for the benefit of the remaining stockholders. See “Repurchases.”

(3)
Pursuant to the Advisory Agreement, the Adviser receives a Management Fee payable quarterly in arrears and calculated monthly at the annual rate of 1.25% of the value of the Fund’s net assets, which is calculated as of the close of business on the last business day of each month.

(4)
Pursuant to the Advisory Agreement, the Adviser receives an Incentive Fee accrued monthly and payable annually in arrears in an amount equal to 12.5% of the Fund Income for the applicable year. The Fund looks through the total return swap contracts and counts the underlying reference assets as investments for purposes of calculating the Incentive Fee. See “Management of the Fund — The Advisory Agreement.” For purposes of the table above, we have assumed Fund Income equal to 4.5% of the Fund’s NAV. Actual Fund Income may be higher or lower.

(5)
The maximum annual rate at which Distribution and/or Shareholder Servicing Fees may be paid is as follows: (a) for Class S Shares and Class T Shares, 0.85% of NAV per annum (consisting of a 0.60% Distribution Fee and a 0.25% Servicing Fee); and (b) for Class D Shares, 0.25% of NAV per annum (consisting entirely of a Servicing fee). Class I Shares have no Distribution or Shareholder Servicing Fees.

(6)
Interest Payments on Borrowed Funds assumes the use of leverage in an amount equal to 2.00% of the Fund’s total assets, less all liabilities and indebtedness not represented by senior securities and assumes the annual interest rate on borrowings is [8.00%]. The Fund’s actual interest costs associated with leverage may differ from the estimates above.

(7)
“Tax Expense” is based on the estimated amount of income taxes payable by the Fund’s corporate subsidiaries for the current fiscal year. The Fund’s actual income tax expense associated with its corporate subsidiaries may differ from the estimated amount above.”

(8)
“Other Expenses” represents the Fund’s expenses as they are calculated in the Fund’s Form N-CSR. In addition to the fees of the Adviser, the Fund is responsible for the payment of all its “Other Expenses” incurred in the operation of the Fund, which include, among other things, professional fees, organizational expenses and offering costs, expenses for legal and the Fund’s independent registered public accounting firm’s services, shareholder reports, charges of the Fund’s custodian, charges of the Fund’s fund accountant, charges of the transfer agent and dividend disbursing agent, SEC fees, expenses of directors’ meetings, fees and expenses of Directors who are not officers or employees of the Adviser or its affiliates, accounting and printing costs, the Fund’s pro rata portion of the Chief Compliance Officer’s compensation (if approved by the Board of Directors), fidelity bond coverage for the Fund’s officers and employees, Directors and officers liability policy, interest, brokerage costs, taxes (excluding taxes related to portfolio companies), expenses of qualifying the Fund for sale in various states, expenses of personnel performing shareholder servicing functions, litigation and other extraordinary or non-recurring expenses.

(9)
Pursuant to an Expense Limitation and Reimbursement Agreement (the “Expense Limitation and Reimbursement Agreement”), through April 30, 2026, the Adviser has contractually agreed to waive and/or reimburse expenses of the Fund so that certain of the Fund’s expenses (“Specified Expenses,” as defined below) will not exceed 0.70% of the Fund’s net assets (annualized). The Fund has agreed to repay these amounts, when and if requested by the Adviser, but only if and to the extent that Specified Expenses are less than 0.70% of net assets (annualized) (or, if a lower expense limit under the Expense Limitation and Reimbursement Agreement is then in effect, such lower limit) within three years after the date the Adviser waived or reimbursed such fees or expenses. This arrangement cannot be terminated prior to April 30, 2026, without the Board’s consent. “Specified Expenses” is defined to include all expenses incurred in the business of the Fund, including, among other things, organizational and offering costs, professional fees, and fees and expenses of the Administrator, Transfer Agent and Custodian, with the exception of (i) the Management Fee, (ii) the Incentive Fee, (iii) the Servicing Fee (as defined below), (iv) the Distribution Fee (as defined below), (v) portfolio level expenses, (vi) brokerage costs or other investment-related out-of-pocket expenses, including costs incurred with respect to unconsummated investments, (vii) dividend/interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund), (viii) taxes, and (ix) extraordinary expenses (such as litigation and other expenses not incurred in the ordinary course of the Fund’s business).

Example
The purpose of the table above and the examples below is to assist prospective investors in understanding the various costs and expenses stockholders will bear. The following examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The examples assume that all distributions are reinvested at net asset value and that the percentage amounts listed under Annual Fund Expenses remain the same (except that the examples incorporate the fee waiver and expense reimbursement arrangements from the Expense Limitation and Reimbursement Agreement for only the one-year example and the first year of the three-, five- and ten-year examples). The assumption in the hypothetical example of a 5% annual return is required by regulation of the SEC and applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Fund.
	1 Year		3 Years		5 Years		10 Years
You would pay the following expenses on a $1,000 Class I Shares investment, assuming a 5% annual return:	$	[•]	$	[•]	$	[•]	$	[•]
You would pay the following expenses on a $1,000 Class D Shares investment, assuming a 5% annual return:	$	[•]	$	[•]	$	[•]	$	[•]
You would pay the following expenses on a $1,000 Class S Shares investment, assuming a 5% annual return:	$	[•]	$	[•]	$	[•]	$	[•]
You would pay the following expenses on a $1,000 Class T Shares investment, assuming a 5% annual return:	$	[•]	$	[•]	$	[•]	$	[•]
The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown.
FINANCIAL HIGHLIGHTS
The financial highlights table set forth below is intended to help you understand the Fund’s recent financial performance for the periods indicated. The information shown reflects performance of the Fund’s Class D, Class I, Class S, and Class T Shares. The financial highlights for the periods shown from November 1, 2023 through December 31, 2024, have been audited by [•], the Fund’s independent registered public accounting firm, whose report, along with the Fund’s financial statements, are included in the Fund’s Form N-CSR, which is available upon request. The Fund’s 2024 Form N-CSR for the fiscal year ended December 31, 2024, is available, without charge, upon request, and is incorporated by reference into the Statement of Additional Information.

BROOKFIELD INFRASTRUCTURE INCOME FUND INC.
Consolidated Financial Highlights
[To be filed by amendment.]

THE FUND
The Fund is a non-diversified closed-end management investment company that continuously offers Shares. The Fund was organized as a Maryland corporation on November 17, 2022, and intends to qualify as a RIC for U.S. federal income tax purposes under the Code. The Fund’s principal office is located at Brookfield Place, 225 Liberty Street, 35th Floor, New York, New York 10281, and its telephone number is (855) 777-8001.
As of the close of business on October 31, 2023, simultaneous with the commencement of the Fund’s operations, the Predecessor Fund was reorganized with and into the Fund. The Fund maintains an investment objective and investment strategies, policies, guidelines and restrictions that are, in all material respects, equivalent to those of the Predecessor Fund. Further, the reorganization did not result in (1) a material change in the Predecessor Fund’s investment portfolio due to investment restrictions; or (2) a change in accounting policies. Additionally, the investment advisers and portfolio managers did not change as a result of the reorganization.
USE OF PROCEEDS
The Fund will invest the net proceeds from the sale of the Shares in accordance with the Fund’s investment objectives and policies as stated below. The Fund generally expects to invest the proceeds from each monthly offering as soon as practicable; which under normal circumstances is expected to be within three months from receipt thereof. However, in certain limited circumstances, such as in the case of unusually large cash inflows, the Fund may take up to six months or longer to fully invest the proceeds from the offering. Pending investment pursuant to the Fund’s investment objectives and policies, the net proceeds of the offering may be invested in permitted temporary investments, including, without limitation, short-term U.S. government securities, bank certificates of deposits and other short-term liquid investments. In addition, the Fund may maintain a portion of the proceeds in cash to meet operational needs. The Fund may be prevented from achieving its investment objectives during any time in which the Fund’s assets are not substantially invested in accordance with its policies.

INVESTMENT OBJECTIVES AND STRATEGIES
Investment Objectives
The Fund’s investment objective is to maximize total returns through growth of capital and current income.
Investment Strategies
The Fund seeks to achieve its investment objective by investing primarily in securities of companies and entities that own infrastructure assets (“Infrastructure Investments”), including through direct co-investments with other Brookfield affiliates, funds, clients and accounts, and secondary investments often alongside an experienced investment sponsor, joint venture partner, operating partner, or other investor. Under normal market conditions, the Fund attempts to achieve its investment objective by investing, as a principal strategy, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in Infrastructure Investments, throughout the world, including the United States, or “U.S.” (the “80% Policy”). As part of the 80% Policy, under normal market conditions, Infrastructure Investments in non-Organisation for Economic Co-operation and Development (“OECD”) member countries generally will not constitute more than 20% of the Fund’s net assets (plus the amount of any borrowings for investment purposes) at the time any such Infrastructure Investment is made. An investment is considered located in a particular jurisdiction if the revenues or cash flows received by the Fund are made in the currency of that country. The Fund may change the 80% Policy without stockholder approval upon at least 60 days’ prior written notice to stockholders.
In addition, the Fund may invest up to 20% of its net assets (plus the amount of any borrowings for investment purposes) in investments other than Infrastructure Investments as described in this Prospectus (together with the Infrastructure Investments, the “Investments” and each an “Investment”).
The Fund defines infrastructure as the assets, networks, systems or operations that provide essential or irreplaceable inputs or services, underpin supply chains, economies and communities, facilitate trade or commerce, and/or support energy transition. These assets typically exhibit similar characteristics such as: provision of essential service, high barriers to entry, stable and long-term cash flows, inflation-linked revenues and high operating margins and predictable maintenance capital requirements. Infrastructure assets may fall under several sectors, including, but not limited to, transport (e.g., rail, ports, container and bulk terminals, toll roads, and airports), renewable power and transition (e.g., hydro, wind, solar, distributed generation and storage), utilities (e.g., electricity, natural gas connections and transmission, residential infrastructure, smart meters, water and wastewater, and district energy), midstream (e.g., transmission pipelines, natural gas storage or processing plants), data (e.g., communication towers, fiber networks, and data centers), and social infrastructure (e.g., healthcare and education).
An Infrastructure Investment comprises any investment that, at the time of investment, derives at least 50% of its revenue or profits from the ownership, operation, financing, or servicing of infrastructure assets (“Infrastructure Investment Threshold”). An Infrastructure Investment may also include any investment that, at the time of investment, does not meet the Infrastructure Investment Threshold but which, under normal market conditions or upon reaching scale, could reasonably be expected to meet the Infrastructure Investment Threshold (each, a “Developing Infrastructure Investment”). The Adviser will continuously monitor the progress of each Developing Infrastructure Investment and will no longer count such an investment towards the 80% Policy if it fails to satisfy the Infrastructure Investment Threshold by the fifth anniversary of the Fund’s investment. During the five-year period following an investment, the Adviser will take into account and report to the Board quarterly the considerations that the Adviser has evaluated in determining that an investment continues to qualify as a Developing Infrastructure Investment. Such considerations will include whether the Developing Infrastructure Investment has made progress towards the Infrastructure Investment Threshold; whether the Adviser believes the Developing Infrastructure Investment has or is expected to make a contractual commitment to sell a portion of its non-infrastructure business or buy infrastructure assets that will positively impact the investment relative to the Infrastructure Investment Threshold; or other factors deemed relevant by the Adviser with respect to the Developing Infrastructure Investment meeting the Infrastructure Investment Threshold by the fifth anniversary of the Fund’s investment. Each quarter, the Board must agree to continuing to treat an investment as a Developing Infrastructure

Investment following the recommendation by the Adviser until the fifth anniversary of the investment when the Infrastructure Investment Threshold must be met.
The Fund primarily invests in equity and debt securities of private Infrastructure Investments (the “Private Portfolio”), as well as publicly traded equity and debt securities of infrastructure companies (the “Public Securities Portfolio,” and collectively with the Private Portfolio, the “Portfolio Investments” or, if the context so requires, “Portfolio Companies”). Under normal market conditions, the Fund seeks to invest approximately 80 – 90% of its net assets (plus the amount of any borrowings for investment purposes) in the Private Portfolio and approximately 10 – 20% of its net assets (plus the amount of any borrowings for investment purposes) in the Public Securities Portfolio (the “Private/Public Securities Target Allocations”). As a component of the Private Portfolio, the Fund may tactically allocate a portion of its assets to secondary investment opportunities in Infrastructure Investments (“Secondary Investments”), which include investments in private funds, holding vehicles or other investment vehicles (collectively, “Portfolio Funds”) managed by third-party managers (“Portfolio Fund Managers”) or other single-asset investments focused on the infrastructure industry, generally on a secondary basis from existing investors or involving a recapitalization of an equity interest in an existing joint venture and other investments that the Adviser determines to have a similar risk/return profile.
Although the Fund endeavors to maintain these Private/Public Securities Target Allocations, the Private/ Public Securities Target Allocations may not be achieved in all instances, and actual allocations may be affected by factors including, but not limited to: (i) the pace of deployment of capital into the Private Portfolio; (ii) the investment performance and market value of the Public Securities Portfolio; (iii) the investment performance and market value of the Private Portfolio; (iv) Fund subscriptions and withdrawals/ repurchases; and (v) availability of capital in other vehicles or accounts that co-invest with the Fund. The Private/Public Securities Target Allocations are not expected to be initially achieved following the Fund’s commencement of operations.
Under normal market conditions, the Fund will invest more than 25% of its total assets in the infrastructure industry. The policy of concentration is a fundamental policy. This fundamental policy may not be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act.
The Fund was granted exemptive relief by the SEC that permits it to, among other things, co-invest with certain other persons, including certain affiliates of the Adviser and certain public or private funds managed by the Adviser and its affiliates, subject to certain terms and conditions.
Investment Process
Deal Origination
The Adviser leverages Brookfield’s Infrastructure and Renewable Power & Transition group (collectively, “Brookfield Infrastructure”), PSG, and the Firm’s extensive relationships to pursue investment opportunities. Brookfield Infrastructure’s investment team takes a proactive approach to sourcing new investments for its investment strategies through longstanding relationships with financial institutions, advisors, and major infrastructure asset owners and developers.
The scale and breadth of Brookfield’s infrastructure platform will allow the Adviser, on behalf of the Fund, to access a significant volume of investment opportunities and invest in those that fit the Fund’s investment criteria. The Adviser believes that Brookfield’s reputation, scale, operational expertise, and global reach provide a distinct advantage in securing substantial proprietary investment opportunities.
Transaction Due Diligence and Execution
Brookfield has frequent regional and group-wide calls to discuss nascent opportunities and ensure effective allocation of business development resources. During these calls, the infrastructure group discusses potential opportunities, considering factors such as adherence to investment theses, transaction timelines, staffing requirements and progress updates. These calls also serve as a framework for prioritizing transactions by region.
As a transaction progresses beyond the origination stage, a deal team is formed. Prior to commencing a detailed review of the opportunity and due diligence, the deal team is responsible for assessing the transaction environment and committing the appropriate resources to pursuit of the transaction. These arrangements will vary based on the nature of the transaction environment and may be implemented at various stages of the transaction process, ranging from basic confidentiality arrangements (in the case of competitive processes) to exclusivity periods and cost-sharing mechanisms.
Importantly, Brookfield does not typically rely on financial advisors or investment banks to assess and execute acquisitions. The depth and broad expertise of Brookfield Infrastructure allows for these functions to generally be conducted in-house. Investment banks are generally hired when specific capital markets expertise and execution is required.
As the deal team begins its assessment of an investment opportunity, team members will meet with management of the target business or the financial sponsor and perform economic due diligence, including industry analysis and a high-level valuation. During this phase of the process, the deal team frequently solicits input from personnel within Brookfield’s operations, such as senior operating executives and the market research group, and the capital markets team to develop a view of value. In order to summarize its work and facilitate the vetting of the opportunity internally, the deal team reviews its initial assessment with the Chief Executive Officer (“CEO”) of the group and seeks input from members of Brookfield’s investment committee (the “Investment Committee”), where appropriate. Submission of non-binding proposals requires approval of the regional head, regional chief investment officer, the group CEO, and notification to the Investment Committee.
Transactions that progress beyond the submission of a non-binding proposal are subject to a comprehensive due diligence process. The deal team engages appropriate third-party advisors, such as engineering firms, environmental and market consultants, legal advisors, and accountants. In many instances, personnel from Brookfield’s business groups will be responsible for reviewing and commenting upon the output provided by outside consultants. As an example, Brookfield’s market research group is responsible for reviewing and commenting upon each market consultant’s report, and senior operators will frequently review and comment on engineering reports.
The due diligence process typically includes meetings with management and site visits of a target business or a financial sponsor. The deal team, working together with personnel from Brookfield Infrastructure, synthesizes all information collected from the due diligence process into a detailed financial model that forms both a cornerstone of Brookfield’s investment decision and the basis of the business plan for the target business.
Throughout the due diligence process, the deal team engages in ongoing discussion with members of the Investment Committee and senior infrastructure professionals representing various functions within Brookfield Infrastructure. Brookfield believes that this “real-time” feedback strengthens the investment theses and provides the deal team with a competitive advantage in underwriting. Prior to the submission of any binding proposal, the deal team first presents the opportunity to the group CEO and other senior members of Brookfield Infrastructure, where appropriate.
If Brookfield makes a non-control equity investment, Brookfield will also review the governance attached to the minority interest to ensure that appropriate governance rights are in place to protect an investment and to effectuate Brookfield’s business plan, similar to how it would for a control or co-control investment. In addition to board representation or access to management and board members, Brookfield also seeks to acquire a significant interest in the classes of securities in which it invests, which is expected to provide meaningful voting power over matters relating to the rights or obligations attached to those classes of securities. Brookfield also typically requests certain other rights customary for major investors, including anti-dilution, conversion and information rights, consent/veto rights over certain material decisions, and liquidation preferences.

For private debt investments, during underwriting and due diligence, Brookfield’s dedicated infrastructure debt investment team is integrated with the broader Brookfield Infrastructure team and works with the group to ensure that assets are valued in a manner that is consistent with that of equity investments. Areas of due diligence covered in connection with the underwriting are similar to that of an equity investment and will also include areas specific to debt underwriting and creditor rights. During legal documentation and closing, Brookfield will seek adequate structural protections, such as limitations on the incurrence of additional debt and liens, asset sales and investments, and changes of control. Brookfield will also look to build in covenants with the aim of providing early detection of credit weakness, such as maximum leverage covenants and restrictions on distributions. Additionally, Brookfield will generally seek to include step-in rights that would provide the ability to take ownership of an asset with a view to maximizing recovery proceeds in the event of any distress.
As part of each private investment’s due diligence process, the deal team evaluates, and the Investment Committee reviews, transaction considerations, which in addition to asset-specific considerations includes climate risks, anti-bribery and corruption, and health and safety.
Brookfield’s private infrastructure investment teams utilize the Brookfield ESG Due Diligence Guideline (the “ESG Guideline”) to assist with the identification of material ESG factors when conducting due diligence. While ESG considerations will vary depending on the type of business, geographic location and sector of the target investment, the ESG Guideline offers consideration for environmental, social and governance matters and assists teams in completing mandatory ESG disclosures included in all investment committee memos.
Following the completion of the due diligence process, the opportunity is formally presented to the Investment Committee. The Investment Committee’s approval will include a review of the terms and conditions of the transaction, including potential conflicts of interest and relevant investment requirements related to the Fund, and an authorized price or, where appropriate, price range. Material due diligence findings are also presented to the Investment Committee for consideration. Unanimous approval by the Investment Committee is required for all investments.
Asset Management
Control or Co-Control Equity Investments
Following an acquisition, responsibility for the investment is transitioned to the portfolio management group, with oversight from regional operating partners (the “Regional Operating Partners”). The senior infrastructure professionals remain directly involved and are responsible for creating tailored business plans encompassing all considerations relevant in the underwriting process, while closing any gaps identified during diligence. Brookfield has an integrated and hands-on asset management philosophy. With a global business, Brookfield believes that the regional teams are best placed to execute this strategy, as a key part of Brookfield’s asset management approach is close and frequent interaction with, and strong ongoing support of, the senior management of its portfolio investments. This transition can be conducted seamlessly, as Regional Operating Partners and members of the regional asset management teams are integrally involved in the due diligence, negotiation, and execution of the original investment.
As the key overseers of the investment, Regional Operating Partners, who are supported by members of the regional asset management teams, are responsible for executing the business plans that formed the basis of the underwriting. These professionals collaborate with senior management of the portfolio companies to develop annual operating budgets and execute financing plans. The Operating Partners and asset management teams also draw upon the experience and expertise of personnel from Brookfield’s corporate and business groups as it seeks to optimize asset performance and preserve capital post-acquisition. These corporate professionals include experts in areas such as ESG, capital markets, capital projects, maintenance capital, section specialists, tax and legal.
Non-Control Equity Investments
For non-control situations, Brookfield looks for partners that also have deep expertise in the relevant sector, as well as a common investment philosophy and skills that complement those of Brookfield. Before a transaction closes and funds, the investment team will work with the controlling shareholder to create an asset management plan that identifies potential areas of value enhancement and operational enhancements for the target investment. After a transaction closes, the investment team will actively partner with the controlling shareholder to seek to enhance the value of the business through executing on the aforementioned activities and will also serve as an ongoing resource for management teams.
Debt Investments
Debt investments will be regularly monitored for compliance with covenants in the loan agreements, its performance relative to initial expectations and changes in collateral value. Brookfield believes that this asset management process is designed to seek timely and informed decisions to be made during the term of an investment.
From inception until realization, each investment is closely monitored so that Brookfield can seek to remain current on significant activities that could materially impact the collateral. This could include litigation, partial collateral releases and related debt pay-downs, as well as cash flow sweep events related to debt service coverage ratio, debt to EBITDA ratios and other triggers.
At least quarterly, and as required, a comprehensive review will be prepared on the status and performance of the underlying business and/or assets against which loans have been advanced in the portfolio. This review will generally involve, but will not be limited to, a detailed analysis of recent operating and financial statements, as well as any project status reports obtained from borrowers. In addition, the investment team will typically communicate with internal and external contacts with local market knowledge to gather the latest information on current market trends. We believe that reviewing relevant market factors enhances the assessment of the expected future performance of the underlying business and improves the caliber of conclusions reached about credit quality and levels of risk associated with investments in the portfolio.
Exit
Control or Co-Control Equity Investments
For control or co-control core plus/value-add investments, Brookfield generally begins exploring exits seven to ten years into the lifespan of an investment, or earlier as the opportunity arises. From an operational standpoint, Brookfield will look to sell a company once all anticipated asset management initiatives have been implemented and the investment has been sufficiently de-risked. From a market perspective, Brookfield positions itself to exit an investment in optimal market conditions to maximize proceeds. In addition to timing, another aspect that is critical to maximizing value is how an exit is structured. Brookfield will explore a variety of exit strategies — including, but not limited to, trade sales, partial monetization, and public offerings.
Non-control Equity Investments
For non-control equity investments, exit strategies will vary by investment but may include (i) exit at the same time as the majority sponsor or via sale of the security, (ii) refinancing of the capital structure to provide liquidity to the security, or (iii) mergers with or sales of the portfolio company or asset to financial institutions or strategic partners, such as private equity funds or large enterprise firms, or initial public offerings and sales of securities into liquid markets.
For core equity investments, these investments generally are, structured with perpetual ownership or long-term concession agreements at the time of investment. While operating the asset and monitoring its relative performance, Brookfield may elect to pursue an asset divestment if the fundamental long-term risk profile of the investment changes from Brookfield’s underwriting or if in Brookfield’s view the capital could be better deployed elsewhere.
Debt Investments
Brookfield expects to hold its debt investments to their respective maturity dates or until prepayment by the borrower, although Brookfield may engage in the sale of certain investments if value would be maximized. Each investment will be monitored in relation to Brookfield’s assessment of the likelihood of such an investment being paid in full at maturity, as well as in relation to whether a more beneficial exit or sale of the investment is available. While Brookfield does not make investments with the intention of a “loan-to-own” operation, if a borrower fails to meet its obligations under the terms of a loan, Brookfield is prepared to leverage its global operating capabilities to step in and pursue foreclosure to protect the capital in potential default situations.
Portfolio Composition
The Fund’s portfolio will be comprised principally of the following types of investments. A more detailed description of the Fund’s investment policies and restrictions and more detailed information about the Fund’s Portfolio Investments are contained in the SAI.
Investments in Private Infrastructure Assets
The Fund seeks to provide exposure to high-quality private infrastructure investments. The Fund leverages the Brookfield infrastructure team’s investment and operating expertise to invest directly in both equity and debt infrastructure investments across different sectors, geographies, and investment risk profiles.
The Fund will focus its private investments primarily on investments in OECD countries and sectors in which Brookfield has an established operating presence — primarily the transport, renewable power & transition, utilities, midstream and data sectors. The Private Portfolio invests directly in individual investment opportunities sourced by Brookfield’s infrastructure platform that meet the Fund’s investment objectives. The majority of the Private Portfolio’s equity investments are expected to be operational, while the debt investments are expected to be performing loans. Development and greenfield projects will not be a key area of focus for the Fund; however, the Fund may selectively participate in projects where the Adviser believes there are appropriate risk mitigation features in place to reduce construction risk and provide a high degree of revenue certainty.
The Fund does not have set target allocations by investment type and geography, but each potential investment is considered within the context of broader portfolio construction to ensure diversification across sectors and geographies.
Investments in Public Securities
The Public Securities Portfolio primarily invests in public infrastructure debt securities, with the flexibility to invest in publicly traded infrastructure equities. The Public Securities Portfolio allows the Fund to offer monthly subscriptions and quarterly repurchases. The investment focus of the Public Securities Portfolio is capital preservation and the ability to provide short-term liquidity. Investment professionals at the Sub-Adviser are responsible for the day-to-day management of the Public Securities Portfolio, subject to the overall supervision of the Adviser.
The Public Securities Portfolio may invest in, among others, common, convertible and preferred shares, restricted or private securities, asset-backed securities (“ABS”) including ABS that are backed by interest in real estate or land, mortgage-backed securities (“MBS”) of any kind, interests in loans and/or whole loan pools of mortgages, mortgage real estate investment trusts (“mortgage REITs”), investment grade fixed income securities, high yield fixed income securities (“junk bonds”), collateralized loan obligations (“CLOs”), bank loans (including participations, assignments, senior loans, delayed funding loans and revolving credit facilities), open-end and closed-end investment companies, including exchange-traded funds (“ETFs”), exchange-traded notes (“ETNs”), and securities issued and/or guaranteed by the United States Government, its agencies or instrumentalities or sponsored corporations. The Fund may invest in fixed income securities of any maturity. The Fund’s investments in MBS may include residential MBS (“RMBS”) or commercial MBS (“CMBS”).
The Public Securities Portfolio will not invest in Brookfield’s publicly traded affiliates or other publicly traded Brookfield entities.

Derivatives
Generally, derivatives are financial contracts whose value depends upon, or are derived from, the value of an underlying asset, reference rate or index, and may relate to individual debt or equity instruments, interest rates, commodities, currencies or currency exchange rates and related indexes.
In the normal course of business, the Fund will be exposed to the effect of interest rate changes, price changes and currency fluctuations and may seek to limit these risks by following established risk management policies and procedures including the use of derivatives. To mitigate exposure to variability in interest rates, derivatives may be used primarily to fix the rate on debt based on floating-rate indices and manage the cost of borrowing obligations.
The Fund may use a variety of commonly used derivative products, including interest rate swaps, caps, collars, floors, options contracts, futures contracts, options (on securities, bonds, currencies, interest rates, indices or swaps) swaps (including interest rate, credit default, equity index and total return swaps) and other swap agreements for investment, hedging and risk management purposes. The Fund looks through the total return swap contracts and counts the underlying reference assets as investments for purposes of calculating the Incentive Fee. Subject to the Fund’s 80% Policy, the Fund may invest without limitation in Treasury futures, Eurodollar futures, interest rate swaps, swaptions or similar instruments and combinations thereof. The Fund will use the market value, and not the notional value, of any derivatives used for purposes of the 80% Policy. See “Risks — Derivatives Risk.” We have a policy of entering into contracts with only major financial institutions based upon minimum credit ratings and other factors. We will periodically review the effectiveness of each hedging transaction.
The Fund will engage in derivative transactions only to the extent such transactions are consistent with the requirements of the Code for maintaining its qualification as a RIC for federal income tax purposes.
The SEC recently adopted Rule 18f-4 under the 1940 Act, which regulates the use of derivatives, short sales, reverse repurchase agreements and certain other transactions for certain funds registered under the 1940 Act. Among other things, Rule 18f-4 requires funds that invest in derivative instruments beyond a specified limited amount to apply a value-at-risk (“VaR”) based limit to their use of certain derivative instruments and financing transactions and to adopt and implement a derivatives risk management program. Consequently, unless a fund qualifies as a “limited derivatives user” as defined in Rule 18f-4, the fund has established a comprehensive derivatives risk management program to comply with a VaR based leverage limit, appointed a derivatives risk manager and will provide additional disclosure both publicly and to the SEC regarding its derivatives positions. If a fund qualifies as a limited derivatives user, Rule 18f-4 requires the fund to have policies and procedures to manage its aggregate derivatives risk, which may require the fund to alter, perhaps materially, its use of derivatives, short sales, and reverse repurchase agreements and similar financing transactions as part of its investment strategies. In connection with the adoption of Rule 18f-4, the SEC also eliminated the asset segregation framework for covering derivatives and certain financial instruments arising from SEC and staff guidance.
The Fund intends to limit its engagement in derivative transactions such that it will qualify as a “limited derivatives user” for purposes of Rule 18f-4 such that the Fund will be subject to substantially fewer substantive requirements under that rule than would be the case if it did not so qualify. However, there is no guarantee that the Fund will meet or continue to meet such qualifications, and, as a result, there is a risk that the Fund may become subject to more onerous requirements pursuant to Rule 18f-4 than currently intended.
Temporary Strategies
At times the Adviser may judge that conditions in the markets make pursuing the Fund’s primary investment strategy inconsistent with the best interests of stockholders. During temporary periods or in order to keep the Fund’s cash fully invested until the net proceeds of this offering of Shares can be invested in accordance with our primary investment strategies, the Fund may deviate from its investment policies and objectives. At such times the Adviser may, temporarily, use alternative strategies primarily designed to reduce fluctuations in the value of the Fund’s assets. If the Fund takes a temporary position, it may be unable to achieve its investment objectives. While the Fund would seek to continue to qualify as a RIC during such a period, there would be no guarantee that it will be able to do so.
In implementing these temporary strategies, the Fund may invest all or a portion of its assets in fixed income securities; traded infrastructure asset securities; U.S. government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the Treasury or by U.S. government agencies or instrumentalities; certificates of deposit issued against funds deposited in a bank or a savings and loan association; commercial paper; bankers’ acceptances; bank time deposits; shares of money market funds; securities issued or guaranteed by the federal government or any of its agencies, or any state or local government; repurchase agreements with respect to any of the foregoing; or any other securities or cash equivalents that the Adviser considers consistent with the strategy.
It is impossible to predict when, or for how long, the Fund will use these alternative strategies. There can be no assurance that such strategies will be successful.

LEVERAGE
The Fund intends to add leverage, from time to time, to its portfolio by utilizing borrowings, such as through bank loans and/or other credit facilities. The Fund will treat the assets of wholly-owned and controlled subsidiaries formed by the Fund as assets of the Fund for purposes of determining compliance with various provisions of the 1940 Act applicable to the Fund, including those relating to investment policies (Section 8), affiliated transactions and custody (Section 17) and capital structure and leverage (Section 18). In addition, the Adviser and the Board of Directors will comply with the provisions of Section 15 of the 1940 Act with respect to a subsidiary’s investment advisory contract, as applicable.
The Fund may also enter into other transactions that may give rise to a form of leverage including, among others, loans of portfolio securities. Although it has no current intention to do so, the Fund may also determine to issue preferred shares or other types of senior securities to add leverage to its portfolio. The Board of Directors may authorize the issuance of preferred shares without the approval of the stockholders of the Fund. If the Fund issues preferred shares in the future, all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares will be borne by the stockholders, and these costs and expenses may be significant. The Fund may choose to increase or decrease, or eliminate entirely, its use of leverage over time and from time to time based on the Adviser’s assessment of the yield curve environment, interest rate trends, market conditions and other factors. See “Principal Risks of the Fund — Leverage Risk.”
The net proceeds the Fund obtains from leverage utilized may be invested in accordance with the Fund’s investment objective and policies as described in this Prospectus. At such times as the Fund invests the net proceeds from leverage, so long as the rate of return, net of applicable Fund expenses, on the debt obligations and other investments purchased by the Fund exceeds the costs to the Fund of the leverage it utilizes, the investment of the Fund’s assets attributable to leverage will generate more income than will be needed to pay the costs of the leverage. If so, and all other things being equal, the excess may be used to pay higher distributions to stockholders than if the Fund were not so leveraged. It is anticipated that the Fund will have access to a credit facility, which generally will be used for short-term working capital requirements (i.e., funding investments or paying Fund expenses in advance of the receipt of subscriptions) and may also be used for liquidity purposes.
The 1940 Act generally prohibits the Fund from engaging in most forms of leverage (including the use of bank loans or other credit facilities and loans of portfolio securities) unless immediately after the issuance of the leverage the Fund has satisfied the asset coverage test with respect to senior securities representing indebtedness prescribed by the 1940 Act; that is, the value of the Fund’s total assets less all liabilities and indebtedness not represented by senior securities (for these purposes, “total assets”) is at least 300% of the senior securities representing indebtedness (effectively limiting the use of leverage through senior securities representing indebtedness to 33 1∕3% of the Fund’s total assets in accordance with the 1940 Act). In addition, the Fund is not permitted to declare any cash dividend or other distribution on Shares unless, at the time of such declaration, this asset coverage test is satisfied. For the purpose of borrowing money, “asset coverage” means the ratio that the value of the Fund’s total assets, minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Certain trading practices and investments may be considered to be borrowings and thus subject to the 1940 Act restrictions. On the other hand, certain practices and investments may involve leverage but are not considered to be borrowings under the 1940 Act, such as the purchasing of securities on a when-issued or delayed delivery basis, entering into reverse repurchase agreements, credit default swaps or futures contracts, engaging in short sales and writing options on portfolio securities, so long as the Fund complies with an applicable exemption in Rule 18f-4. Borrowing, especially when used for leverage, may cause the value of the Shares to be more volatile than if the Fund did not borrow. This is because borrowing tends to magnify the effect of any increase or decrease in the value of the Fund’s portfolio holdings. Borrowed money thus creates an opportunity for greater gains, but also greater losses. To the extent that the Fund engages in borrowings, it may prepay a portion of the principal amount of the borrowing to the extent necessary in order to maintain the required asset coverage. Failure to maintain certain asset coverage requirements could result in an event of default.
Under the 1940 Act, the Fund is not permitted to issue preferred shares unless immediately after such issuance the value of the Fund’s asset coverage is at least 200% of the liquidation value of the outstanding preferred shares (i.e., such liquidation value may not exceed 50% of the Fund’s assets less all liabilities other than borrowings and outstanding preferred shares). In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Shares unless, at the time of such declaration, the value of the Fund’s assets less liabilities other than borrowings and outstanding preferred shares satisfies the above-referenced 200% coverage requirement. If the Fund uses a combination of borrowing (including notes and other securities representing indebtedness) and issuing preferred shares, the maximum asset coverage required would be between 300% and 200% depending on the relative amounts of borrowings and preferred shares.
Leveraging is a speculative technique and there are special risks and costs involved. There is no assurance that the Fund will utilize borrowings, issue preferred shares or utilize any other forms of leverage. If used there can be no assurance that the Fund’s leveraging strategies will be successful or result in a higher yield on your Shares. When leverage is used, the NAV of the Shares and the yield to stockholders will be more volatile. In addition, interest and other expenses borne by the Fund with respect to its use of borrowings or any other forms of leverage are borne by the stockholders and result in a reduction of the NAV of the Shares.
The Fund also may borrow money in order to repurchase its shares or as a temporary measure for extraordinary or emergency purposes, including for the payment of dividends or the settlement of securities transactions which otherwise might require untimely dispositions of Portfolio Investments held by the Fund.

RISKS
Investing in the Shares involves a number of significant risks. Before you invest in the Shares, you should be aware of various risks, including those described below. The risks set out below are not the only risks the Fund will face. Additional risks and uncertainties not presently known to the Fund or not presently deemed material may also impair the Fund’s operations and performance. If any of the following events occur, the Fund’s business, financial condition, results of operations and cash flows could be materially and adversely affected. In such case, the Fund’s NAV could decline, and you may lose all or part of your investment. The risk factors described below are the principal risk factors associated with an investment in the Fund as well as those factors generally associated with an investment company with investment objective, investment policies, capital structure or trading markets similar to the Fund.
GENERAL
No Assurance of Investment Return.   The Adviser cannot provide assurance that it will be able to successfully implement the Fund’s investment strategy, or that Portfolio Investments will generate expected returns. Moreover, the Adviser cannot provide assurance that any stockholder will receive a return of its capital or any distribution from the Fund or be able to withdraw from the Fund within a specific period of time. Past performance of investment entities associated with Brookfield, the Adviser or its investment professionals is not necessarily indicative of future results or performance and there can be no assurance that the Fund will achieve comparable results. Accordingly, investors should draw no conclusions from the performance of any other investments of Brookfield or the Adviser, and should not expect to achieve similar results. An investment in the Fund involves a risk of partial or total loss of capital and should only be considered by potential investors with high tolerance for risk.
RISKS ASSOCIATED WITH MARKET CONDITIONS
General Economic Conditions.   Changes in general global, regional and/or United States economic and geopolitical conditions may affect the Fund’s activities. Interest rates, general levels of economic activity, the price of securities and participation by other investors in the financial markets may affect the market in which the Fund makes Portfolio Investments or the value and number of Portfolio Investments made by the Fund or considered for prospective investment. Material changes and fluctuations in the economic environment, particularly of the type experienced in the years following 2008 that caused significant dislocations, illiquidity and volatility in the wider global economy, also may affect the Fund’s ability to make Portfolio Investments and the value of Portfolio Investments held by the Fund or the Fund’s ability to dispose of Portfolio Investments. The short-term and the longer-term impact of these events are uncertain, but they could continue to have a material effect on general economic conditions, consumer and business confidence and market liquidity. Any economic downturn resulting from a recurrence of such marketplace events and/or continued volatility in the financial markets could adversely affect the financial resources of Portfolio Investments. Portfolio Investments can be expected to be sensitive to the performance of the overall economy. Moreover, a serious pandemic, natural disaster, armed conflict, threats of terrorism, terrorist attacks and the impact of military or other action could severely disrupt global, national and/or regional economies. A resulting negative impact on economic fundamentals and consumer and business confidence may negatively impact market value, increase market volatility and reduce liquidity, all of which could have an adverse effect on the performance of Portfolio Investments, the Fund’s returns and the Fund’s ability to make and/or dispose of Portfolio Investments. No assurance can be given as to the effect of these events on the Portfolio Investments or the Fund’s investment objectives. See also “Infectious Illness Risk” below.
Highly Competitive Market for Investment Opportunities.   The success of the Fund depends, in large part, on the availability of a sufficient number of investment opportunities that fall within the Fund’s investment objectives and the ability of the Adviser to identify, negotiate, close, manage and exit those investment opportunities. The activity of identifying, completing and realizing attractive investments is highly competitive and involves a high degree of uncertainty, especially with respect to timing. There can be no assurance that the Adviser will be able to locate and complete Portfolio Investments which enable the Fund to invest its capital in opportunities that satisfy the Fund’s investment objectives or realize the value of these Portfolio Investments, nor can there be any assurance that the Fund will be able to make Portfolio Investments on favorable terms and conditions. Failures in identifying or consummating Portfolio Investments on satisfactory or favorable terms could reduce the number of Portfolio Investments that are completed, reduce the Fund’s returns, and slow the Fund’s growth.
The Fund will compete for the right to make Portfolio Investments with an ever-increasing number of other parties, including other consortia and companies, other private investment funds as well as individuals, financial institutions and other institutions, some of which may have greater resources than the Fund. As a result of such competition, the Fund may have difficulty in making certain Portfolio Investments or, alternatively, the Fund may be required to make Portfolio Investments on economic terms less favorable than anticipated. If the Fund fails to make new Portfolio Investments or makes Portfolio Investments on less favorable terms, the Fund’s financial condition and results of operations could be materially and adversely affected.
Portfolio Investments may also face competition from other infrastructure assets in the vicinity of the assets they operate (including those owned by Brookfield and other Brookfield vehicles), the presence of which depends in part on government plans and policies. Such competition may materially and adversely affect the Fund’s business, financial conditions and results of operations.
Hedging Transactions.   The Fund or a Portfolio Company may utilize financial instruments such as forward contracts, options, warrants, swaps (including credit default swaps and total return swaps), caps, collars, floors and other derivatives to seek to hedge against fluctuations in the relative values of their assets as a result of changes in currency exchange rates, market interest rates and public security prices. While these transactions may reduce certain risks, the transactions themselves entail certain other risks. Hedging against a decline in the value of a Portfolio Investment does not eliminate fluctuations in the value of such Portfolio Investment or prevent losses if the value of such Portfolio Investment declines, but instead establishes other positions designed to gain from those same developments, thus offsetting the decline in such Portfolio Investment’s value. These types of hedge transactions also limit the opportunity for gain if the value of such Portfolio Investment should increase.
The success of hedging transactions will be subject to the ability to correctly predict movements in and the direction of, currency exchange rates, interest rates, commodity prices and public security prices. Therefore, while the Fund or a Portfolio Company may enter into hedging transactions to seek to reduce these risks, unanticipated changes in currency exchange rates, interest rates, commodity prices or public security prices that do not occur within a given timeframe may result in a poorer overall performance for the Fund than if it had not engaged in any hedging transaction. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements of the Portfolio Investments being hedged may vary. Moreover, for a variety of reasons, the Fund or a Portfolio Company may not have established a perfect correlation between hedging instruments and the Portfolio Investments being hedged. This imperfect correlation may prevent the Fund, or a Portfolio Company, as applicable, from achieving the intended hedge or expose it to risk of loss.
In addition, there is no limit on the exposure that may be incurred to any single counterparty with over-the-counter derivative instruments, exchange listed securities, options, repurchase agreements or other similar transactions and, as a result, if any such counterparty becomes unable to pay amounts due on such instruments or transactions, the financial losses to the Fund would be greater than if such limits were imposed.
Furthermore, the creditworthiness of a counterparty to any hedging transaction entered into by the Fund may change over time and, while such counterparty may have been creditworthy at the time such transaction was entered into, there is no guarantee such counterparty will remain creditworthy throughout the duration of the Fund or that such counterparty will be able to perform its obligations under, or pay amounts due on, such hedging transactions. This risk is also subject to, and heightened by, commodity price fluctuations.
Moreover, the U.S. Commodity Futures Trading Commission (the “CFTC”) and other federal and global financial regulators have adopted margin requirements for uncleared derivatives which may present significant challenges and additional risks for the Fund, including increased costs, reduced access to dealer counterparties, potential decreases in market liquidity and other unforeseen consequences. These requirements also may result in the Fund being unable to adequately hedge its Portfolio Investments, which may have an adverse impact on the performance of the Fund. It is likely that the Fund will leave unhedged certain currency exchange rates, interest rates, commodity prices and public security prices and in any such case, the Fund will be exposed to risk that such fluctuation of prices thereof will decline during the term of the Portfolio Investments such that the results of such Portfolio Investments will be worse in United States dollar terms than the results based upon the local currency. It is also possible that the Fund could be overhedged and that could also result in a decline in value during the term of the Portfolio Investment.
Commodity Price Risk.   Infrastructure Investments may be subject to commodity price risk, including the price of electricity and the price of fuel. The operation and cash flows of Infrastructure Investments may depend, in some cases to a significant extent, upon prevailing market prices for energy commodities. Historically, the markets for oil, gas, coal and power have been volatile. This volatility is likely to continue in the future. Market prices of these energy commodities may fluctuate materially depending on a variety of factors beyond the control of the Adviser or the Fund, including weather conditions and foreign and domestic supply. See “Unforeseen Events Risk” below.
Inflation and Interest Rate Risk.   Inflation could directly, materially and adversely affect the Portfolio Investments. If an Infrastructure Investment is unable to increase its revenue in times of higher inflation, its profitability and ability to distribute dividends may be materially and adversely affected. Portfolio Investments may have long-term rights to income linked to some extent to inflation, whether by government regulations, contractual arrangement or other factors. Typically, as inflation rises, the company will earn more revenue, but will incur higher expenses; if inflation declines, the company may not be able to reduce expenses in line with any resulting reduction in revenue. Many infrastructure businesses seek to mitigate the inflation risk to cash flows through escalation provisions linked to the inflation rate. While these provisions may protect against certain risks, they do not protect against the risk of a rise in real interest rates, which is likely to create higher financing costs for infrastructure businesses and a reduction in the amount of cash available for distribution to investors. In addition, the market value of Infrastructure Investments may decline in times of higher inflation rates given that the most commonly used methodologies for valuing Portfolio Investments (e.g., discounted cash flow analysis) are sensitive to rising inflation and real interest rates. Finally, wage and price controls have been imposed at times in certain countries in an attempt to control inflation, which could significantly affect the operation of Infrastructure Investments. Accordingly, changes in the rate of inflation may affect the forecasted or actual profitability of a Portfolio Company.
Certain countries’ economies, including in particular many emerging markets, have experienced extremely high rates of inflation for extended periods of time. Inflation has, and may continue to have, negative effects on the economies of certain of these countries. For example, the risks associated with transactions using local currencies are significantly greater in hyper-inflationary economies than in other less inflationary markets.
Refinancing Risk.   Although the Adviser or an affiliate thereof may seek to refinance Portfolio Investments during the Fund’s period of ownership, there is no guarantee that the Adviser or an affiliate thereof will be able to achieve this for any particular Portfolio Investment and the failure to do so may impair the value of the Portfolio Investment.
Regional Risk; Interdependence of Markets.   Economic problems in a single country are increasingly affecting other markets and economies. A continuation of this trend could result in problems in one country adversely affecting regional and even global economic conditions and markets. The market and the economy of a particular country in which the Fund invests is influenced by economic and market conditions in other countries in the same region or elsewhere in the world. Similarly, concerns about the fiscal stability and growth prospects of certain European countries in the last economic downturn had a negative impact on most economies of the Eurozone and global markets. A repeat of either of these crises or the occurrence of similar crises in the future could cause increased volatility in the economies and financial markets of countries throughout a region, or even globally.
Trade Policy.   Political leaders in the U.S. and certain European nations have been elected on protectionist platforms, fueling doubts about the future of global free trade. The U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries and has made proposals and taken actions related thereto. In addition, the U.S. government has recently imposed tariffs on certain foreign goods, including steel and aluminum, and has indicated a willingness to impose tariffs on imports of other products. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods and have indicated a willingness to impose additional tariffs on U.S. products. Other countries, including Mexico, have threatened retaliatory tariffs on certain U.S. products. Global trade disruption, significant introductions of trade barriers and bilateral trade frictions, together with any future downturns in the global economy resulting therefrom, could adversely affect the financial performance of the Fund and its investments. In particular, the U.S. and China have agreed to a partial trade deal with respect to their ongoing trade dispute. However, certain issues remain unresolved, which is expected to be an ongoing source of instability, potentially resulting in significant currency fluctuations and/or have other adverse effects on international markets, international trade agreements and/or other existing cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise). While this dispute has already had negative economic consequences on U.S. markets, to the extent this trade dispute escalates into a “trade war” between the U.S. and China, there could be additional significant impacts on the industries in which the Fund participates and other adverse impacts on the Fund’s investments.
Infectious Illness Risk.   A widespread outbreak of an infectious illness may result in travel restrictions, disruption of healthcare services, prolonged quarantines, cancellations, supply chain disruptions, business closures, lower consumer demand, layoffs, ratings downgrades, defaults and other significant economic, social and political impacts. Markets may experience temporary closures, extreme volatility, severe losses, reduced liquidity and increased trading costs. Such events may adversely affect the Fund, its investments, and the value of your investment in the Fund.
RISKS ASSOCIATED WITH THE FUND’S PORTFOLIO INVESTMENTS
Risks Associated with Investments in Infrastructure Securities.   The Portfolio Investments will be subject to the risks incidental to the ownership and operation of infrastructure projects, including risks associated with the general economic climate, geographic or market concentration, the ability of the Fund to manage the Portfolio Investment, government regulations and fluctuations in interest rates. Since investments in infrastructure securities, like many other types of long-term investments, have historically experienced significant fluctuations and cycles in value, specific market conditions may result in occasional or permanent reductions in the value of the Portfolio Investments. Such specific market conditions could include, but are not limited to, the following: (i) demand for commodities, such as natural gas or minerals; (ii) impact of alternative technologies on our business and cyber security attacks; (iii) ability to successfully identify, complete and integrate acquisitions; (iv) competition with other market participants; (v) construction or expansion or projects, environmental damage and future capital expenditures; (vi) economic regulation and adverse regulatory decisions in the countries we operate, including nationalization or the imposition of new taxes; (vii) supply chain disruptions; and (viii) adverse claims or governmental rights or governmental rights asserted against the lands used for our infrastructure assets.
Equity Securities.   The Fund intends to invest in common and preferred stock and other equity and equity-linked securities, including both public and private equity securities. Equity securities generally involve a high degree of risk and will be subordinate to the debt securities and other indebtedness of the issuers of such equity securities. Prices of equity securities generally fluctuate more than prices of debt securities and are more likely to be affected by poor economic or market conditions. In some cases, the issuers of such equity securities may be highly leveraged or subject to other risks such as limited product lines, markets or financial resources. In addition, actual and perceived accounting irregularities may cause dramatic price declines in the equity securities of companies reporting such irregularities or that are rumored to be subject to accounting irregularities. The Fund may experience a substantial or complete loss on individual equity securities.
Debt Portfolio Investments.   The Fund is permitted to invest in loans and debt securities, including higher yielding (and, therefore, higher risk) debt securities and credit-related instruments. Such debt may be secured or unsecured and may be structurally or contractually subordinated to substantial amounts of senior indebtedness. In the event of bankruptcy or liquidation of a borrower or issuer of such securities, there may not be enough proceeds to repay the holders of such indebtedness following repayment to the holders of senior indebtedness. Moreover, such debt Portfolio Investments may not be protected by financial covenants or limitations upon additional indebtedness and there is no minimum credit rating for such debt

Portfolio Investments. In certain cases, such debt may be rated below “investment grade” or may be unrated and face ongoing uncertainties and exposure to adverse business, financial or economic conditions and the issuer’s failure to make timely interest and principal payments. Other factors may materially and adversely affect the market price and yield of such debt Portfolio Investments, including investor demand, changes in the financial condition of the applicable Portfolio Company, government fiscal policy and domestic or worldwide economic conditions. A borrower or issuer may face significant ongoing uncertainties and exposure to adverse conditions that may undermine its ability to make timely payment of interest and principal. The market values of certain of these debt securities may reflect individual corporate developments. It is likely that a major economic recession could have a materially adverse impact on the value of such securities. In addition, adverse publicity and investor perceptions, whether or not based on fundamental analysis, may also decrease the value and liquidity of these debt securities. In addition, the secondary market on which such debt instruments are traded may be less liquid than the market for investment-grade securities, meaning such debt instruments are subject to greater liquidity risk than investment-grade securities, and it may be more difficult to hedge against the risks associated with such debt instruments. Such instruments are regarded as predominantly speculative with respect to a borrower’s or issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligations and involve major risk exposure to adverse conditions. Analysis of the creditworthiness of issuers of below investment-grade and unrated debt instruments may be more complex than for issuers of higher-quality debt obligations. In this regard, the Fund’s success in achieving its investment strategies in respect of debt Portfolio Investments may therefore depend more heavily on the Adviser’s credit analysis than if the Fund invested primarily in higher-quality and rated securities.
Distressed Investments.   The Fund may invest in securities of Portfolio Investments that are in weak financial condition, experiencing poor operating results, having substantial financial needs or negative net worth, facing special competitive or product obsolescence problems, or that are involved in bankruptcy or reorganization proceedings, as applicable. Portfolio Investments of this type involve substantial financial business risks that can result in substantial or total losses.
Portfolio Investments or prospective portfolio companies may be or may become involved in bankruptcy proceedings as may parent organizations of Portfolio Investments or prospective portfolio companies that are within distressed industries or subject to distressed situations. Bankruptcy or other insolvency proceedings are highly complex and may result in unpredictable outcomes. The bankruptcy courts have extensive power and, under some circumstances, may alter contractual obligations of a bankrupt company. Stockholders, creditors and other interested parties are all entitled to participate in bankruptcy proceedings to attempt to influence the outcome for their own benefit. A variety of factors may affect the bargaining position of holders of distressed Portfolio Investments and may accordingly affect the outcome. The time required to conclude a bankruptcy case is unpredictable, and may have a material impact on the value of a distressed Portfolio Investment. It also frequently is a critical variable in determining the rate of return on a distressed Portfolio Investment.
Distressed Portfolio Investments require active monitoring and may, at times, require participation in business strategy or reorganization proceedings by the Adviser. To the extent that the Adviser becomes involved in such proceedings, the Fund may have a more active participation in the affairs of the issuer than that assumed generally by an investor. In addition, involvement by the Adviser in an issuer’s reorganization proceedings (or by having representatives on a creditor’s committee or on its board of directors) could result in the imposition of restrictions limiting the Fund’s ability to liquidate its position in the issuer.
The level of analytical sophistication, both financial and legal, necessary for successful investment in companies experiencing significant business and financial difficulties is unusually high. There is no assurance that the Adviser will correctly evaluate the value of a Portfolio Company’s assets or the prospects for a successful reorganization or similar action. In any reorganization or liquidation proceeding relating to a Portfolio Company in which the Fund invests, the Fund may lose its entire Portfolio Investment, may be required to accept cash or securities with a value less than the Fund’s original Portfolio Investment, and/or may be required to accept payment over an extended period of time.
Credit Risk.   One of the fundamental risks associated with investments in debt investments is credit risk, which is the risk that an issuer will be unable to make principal and interest payments on its outstanding debt obligations when due. The Fund’s returns would be adversely impacted if a Portfolio Company becomes unable to make such payments when due. Financial strength and solvency of an issuer are the primary factors influencing credit risk. In addition, lack or inadequacy of collateral or credit enhancement for a debt instrument may affect its credit risk. Credit risk may change over the life of an instrument, and debt obligations, which are rated by rating agencies, are often reviewed and may be subject to downgrade. “Interest rate risk” refers to the risks associated with market changes in interest rates. Interest rate changes may affect the value of a debt instrument indirectly (especially in the case of fixed rate debt securities) and directly (especially in the case of debt instruments whose rates are adjustable). In general, rising interest rates will negatively impact the price of a fixed rate debt instrument and falling interest rates will have a positive effect on price. Adjustable rate instruments also react to interest rate changes in a similar manner although generally to a lesser degree (depending, however, on the characteristics of the reset terms, including the index chosen, frequency of reset and reset caps or floors, among other factors). Interest rate sensitivity is generally more pronounced and less predictable in instruments with uncertain payment or prepayment schedules. In addition, interest rate increases generally will increase the interest carrying costs to the Fund of borrowed securities and leveraged Portfolio Investments.
Regulatory and Legal Risks.   Many, if not all, of the Portfolio Investments will be in entities or assets that are subject to substantial regulation by governmental agencies. In addition, their operations may often rely on governmental licenses, concessions, leases or contracts that are generally very complex and may result in disputes over interpretation or enforceability. If any Portfolio Investments fail to comply with these regulations or contractual obligations, they could be subject to monetary penalties or they may lose their rights to operate the underlying Infrastructure Investments or both. Where their ability to operate an Infrastructure Investment is subject to a concession or lease from the government, the concession or lease may restrict their ability to operate the asset in a way that maximizes cash flows and profitability. The lease or concession may also contain clauses more favorable to the government counterparty than a typical commercial contract. For instance, the lease or concession may enable the government to terminate the lease or concession in certain circumstances (such as a default by the Portfolio Company) without requiring it to pay adequate compensation. In addition, governments also may have the discretion to change (including by reducing rates or allowed rates of return) or increase regulation of the operations of the Portfolio Investments or to implement laws, regulations or policies affecting their operations, separate from any contractual rights that the governments may have. Such new laws, regulations or policies may require the Fund to restructure a Portfolio Company or obtain additional licenses or approvals, which such restructuring, licenses or approvals may be costly and cause delays in acquiring, disposing of or implementing change at such Portfolio Company. Governments have considerable discretion in implementing regulations and policies that could impact these Portfolio Investments and may be influenced by political considerations and make decisions that materially and adversely affect such Portfolio Investments and their operations.
Market Abuse.   Any fraud, price manipulation, market abuse, or improper influence in markets in which the Fund directly or indirectly invests may have a material adverse effect on the Fund. There can be no assurance that any form of regulation or any market constraints would prevent fraud, price manipulation, market abuse, or improper influence in the future. Moreover, there can be no assurance that any redress would be available to, or would be practical for, the Fund to pursue with respect to any particular fraud, price manipulation, market abuse, or improper influence.
Public Infrastructure Risks.   Portfolio Investments may control assets that constitute significant strategic value to public or governmental bodies. Such assets may have a national or regional profile and may have monopolistic or oligopolistic characteristics. The very nature of these assets could create additional risks not common in other industries. Given the national or regional profile and/or irreplaceable nature of certain strategic assets, such assets may constitute a higher risk target for terrorist acts or political actions, such as expropriation, which may negatively affect the operations, revenue, profitability or contractual relationships of Portfolio Investments. For example, in response to public pressure and/or lobbying efforts by specific interest groups, government entities may put pressure on Portfolio Investments to reduce toll rates, limit or abandon planned rate increases and/or exempt certain classes of users from tolls. Given the essential nature of such services provided by certain public infrastructure, there is also a higher probability that if an owner of such assets fails to make such services available, users of such services may incur significant damage and may be unable to replace the supply or mitigate any such damage, thereby heightening the risks of third-party claims. These assets are also impacted by the interests of local communities and stakeholders, which may affect the operation of such assets. Certain of these communities may have or develop interests or objectives which are different from, or even in conflict with, the owners of such assets.

Environmental Risks.   The operation of Infrastructure Investments is subject to numerous statutes, rules and regulations relating to environmental protection. There is the possibility of existing or future environmental contamination, including soil and groundwater contamination, as a result of the spillage of hazardous materials or other pollutants.
Under various environmental statutes, rules and regulations of the appropriate jurisdiction, a current or previous owner or operator of real property may be liable for non-compliance with applicable environmental and health and safety requirements and for the costs of investigation, monitoring, removal or remediation of hazardous materials. These laws often impose liability whether or not the owner or operator knew of or was responsible for, the presence of hazardous materials. Environmental statutes, rules and regulations can also change or a condition at a Portfolio Company can change and lead to liabilities or obligations that did not exist or were not foreseen at the time of the Portfolio Investment. The presence of hazardous materials on a property could also result in personal injury, property damage or similar claims by private parties.
Persons who arrange for the disposal or treatment of hazardous materials may also be liable for the costs of removal or remediation of those materials at the disposal or treatment facility, whether or not that facility is or ever was owned or operated by that person. Any liability of Portfolio Investments resulting from non-compliance or other claims relating to environmental matters or any costs related to coming into compliance could have a material adverse effect on the value of the Portfolio Investments.
Unforeseen Events Risk.   The use of infrastructure assets may be interrupted or otherwise affected by a variety of events outside the Adviser’s control, including serious traffic accidents, natural disasters (such as fire, floods, earthquakes and typhoons), man-made disasters (including terrorism), defective design and construction, slope failure, bridge and tunnel collapse, road subsidence, toll rates, fuel prices, environmental legislation or regulation, general economic conditions, labor disputes and other unforeseen circumstances and incidents. Certain of these events have affected toll roads, bridges, tunnels and other infrastructure assets in the past and if the use of the Infrastructure Investments operated by Portfolio Investments is interrupted in whole or in part for any period as a result of any such events, the revenues of such Portfolio Investments could be reduced, the costs of maintenance or restoration could be increased and the overall public confidence in such Infrastructure Investments could be reduced. There can be no assurance that such Portfolio Investments’ insurance would cover liabilities resulting from claims relating to the design, construction, maintenance or operation of the toll roads, bridges, tunnels, dams or other Infrastructure Investments, lost toll revenues or increased expenses resulting from such damage.
Transport Risk.   The success of transportation companies are subject to a number of factors such as exposure to contracted assets, risks in connection with re-contracting, and merchant exposure where a portion of revenues are not contracted and may otherwise be subject to fluctuation. Moreover, transportation companies are subject to a number of additional risks, including increased competition in the transport sector, increased costs, and changes to existing concessions agreements.
Toll Rates Risk.   The Fund may invest in Portfolio Investments that derive substantially all of their revenues from collecting tolls from users of roads, tunnels, bridges, rail networks, airports, ferries or seaports. Users of the toll roads, tunnels, bridges, rail networks, airports, ferries or seaports operated by Portfolio Investments may react negatively to any adjustments to the applicable toll rates or public pressure may cause relevant government authorities to challenge the toll rates. Users may react adversely to toll rates, for example, by avoiding tolls or refusing to pay tolls, resulting in lower traffic volumes and reduced toll revenues. In addition, adverse public opinion or lobbying efforts by specific interest groups, could result in governmental pressure on Portfolio Investments to reduce their toll rates or to forego planned rate increases. The Adviser cannot guarantee that government bodies with which Portfolio Investments have concession agreements will not try to exempt certain vehicle types from tolls or negotiate lower toll rates. If public pressure or government action forces Portfolio Investments to restrict their toll rate increases or reduce their toll rates and they are not able to secure adequate compensation to restore the economic balance of the relevant concession agreement, the Fund’s business, financial condition and results of operations could be materially and adversely affected.
Renewable Power Risk.   Renewable power companies are dependent upon factors such as available water flows, wind conditions, weather conditions and technological primacy generally that may significantly impact the performance of such companies and assets. Hydrology, wind and weather conditions generally have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors. A natural disaster could impact water flows and water rights are generally owned or controlled by governments that reserve the right to control water levels or may impose water-use requirements as a condition of license renewal. Wind energy is highly dependent on weather conditions and, in particular, on wind conditions. Moreover, technology use generally by renewable power companies is accompanied by the attendant costs of maintaining such technology while in use and subject to increased risks of obsolescence associated with emerging and disruptive new technologies. Furthermore, these risks may be exacerbated where assets are not winterized or otherwise built with technologies that enable the asset to withstand extreme weather conditions.
Utility and Midstream Risk.   Risks that are intrinsic to the utility and midstream infrastructure sectors include difficulty in obtaining an adequate return on invested capital, difficulty in financing large construction programs, restrictions on operations and increased cost and delays attributable to environmental considerations and regulation, difficulty in raising capital in adequate amounts on reasonable terms in periods of high inflation and unsettled capital markets, technological innovations that may render existing plants, equipment or products obsolete, the potential impact of natural or man-made disasters, exposure to health, safety and security risks, increased costs and reduced availability of certain types of fuel, occasionally reduced availability and high costs of natural gas for resale, the effects of energy conservation, the effects of a national energy policy and lengthy delays and greatly increased costs and other problems associated with the design, construction, licensing, regulation and operation of utility and power generation facilities. There are substantial differences among the regulatory practices and policies of various jurisdictions and any given regulatory agency may make major shifts in policy from time to time. There is no assurance that regulatory authorities will, in the future, grant rate increases or that such increases will be adequate to permit the payment of dividends on common stocks issued by a utility or midstream infrastructure company. Additionally, existing and possible future regulatory legislation may make it even more difficult for utilities or midstream infrastructure enterprises to obtain adequate relief. Governmental authorities may from time to time review existing policies and impose additional requirements governing the licensing, construction and operation of power plants. Prolonged changes in climatic conditions can also have a significant impact on both the revenues of an electric and gas utility as well as the expenses of a utility, particularly a hydro- based electric utility. Changes in environmental conditions, such as hydrology and wind, could materially adversely affect the volume of electricity generated at electric generating stations, which could materially impact revenue and cash flow. Environmental conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors outside of Brookfield’s control.
The ownership, construction, operation and transition of new or existing utility and midstream infrastructure companies carry an inherent risk of liability related to health, safety, security and the environment, including the risk of potential civil liability or of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. Portfolio Investments could also be exposed to potential penalties for contravention of health, safety, security and environmental laws. In the ordinary course of business, owners of utility and midstream infrastructure companies incur capital and operating expenditures to comply with health, safety, security and environmental laws to obtain licenses, permits and other approvals and to assess and manage related risks. The cost of compliance with these laws (and any future laws or amendments enacted) may increase over time and result in additional material expenditures. Portfolio Investments may become subject to government orders, investigations, inquires and other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which such Portfolio Investment’s operations may be limited or suspended. The occurrence of any of these events and any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could have a material and adverse impact on a Portfolio Investment’s operations and result in additional material expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be material and adverse to the Portfolio Investments. Furthermore, in the ordinary course of business utility and midstream infrastructure companies are involved in various legal actions that could expose such companies to liability for damages. The outcome with respect to outstanding, pending or future actions cannot be predicted with certainty and may be adverse to the Portfolio Investments and as a result could have a material adverse effect on such Portfolio Investment’s assets, liabilities, business, financial condition, results of operations and cash flow. Such Portfolio Investments are subject to governmental or regulatory investigations from time to time. Governmental and regulatory investigations, regardless of their outcome, are generally costly, divert management attention and have the potential to damage the Fund and Brookfield’s reputation. There has been increasing global focus on the implementation and enforcement of anti-bribery and anti-corruption legislation by various governmental agencies, including the SEC and the Department of Justice in the United States The unfavorable resolution of any governmental or regulatory investigation could result in criminal liability, fines, penalties and other monetary or non-monetary remedies and could materially affect the Portfolio Investments or such Portfolio Investment’s operations.
The following are examples of risks associated with certain industries within the utilities and midstream sectors.
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Electric.   The electric utility industry consists of companies that are engaged principally in the generation, transmission and sale of electric energy, although many also provide other energy-related services. In the past, electric utility companies, in general, have been favorably affected by lower fuel and financing costs and the full or near completion of major construction programs. In addition, many of these companies have generated cash flows in excess of current operating expenses and construction expenditures, permitting some degree of diversification into unregulated businesses. Some electric utilities have also taken advantage of the right to sell power outside of their traditional geographic areas. Electric utility companies have historically been subject to the risks associated with increases in fuel and other operating costs, high interest costs on borrowings needed for capital construction programs, costs associated with compliance with environmental and safety regulations and changes in the regulatory climate. As interest rates declined, many utilities refinanced high cost debt and in doing so improved their fixed charges coverage. Regulators, however, lowered allowed rates of return as interest rates declined and thereby caused the benefits of the rate declines to be shared wholly or in part with customers. In a period of rising interest rates, the allowed rates of return may not keep pace with the utilities’ increased costs. The introduction of competition into the industry as a result of deregulation has at times resulted in lower revenue, lower credit ratings, increased default risk and lower electric utility security prices. Such increased competition may also cause long-term contracts, which electric utilities previously entered into to buy power, to become “stranded assets” which have no economic value. Any loss associated with such contracts must be absorbed by ratepayers and investors. In addition, some electric utilities have acquired electric utilities overseas to diversify, enhance earnings and gain experience in operating in a deregulated environment. In some instances, such acquisitions have involved significant borrowings, which have burdened the acquirer’s balance sheet. There is no assurance that current deregulation proposals will be adopted. However, deregulation in any form could significantly impact the electric utilities industry.

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Gas.   Gas transmission companies and gas distribution companies are undergoing significant changes. Many companies have diversified into oil and gas exploration and development, making returns more sensitive to energy prices. Gas utility companies have been adversely affected by disruptions in the oil industry and have also been affected by increased concentration and competition. In certain jurisdictions, acquisitions and dispositions in this industry might require regulatory approvals and be subject to significant regulatory requirements. Obtaining any such approvals and complying with any such regulatory requirements may be costly and/or time-consuming to obtain. For example, in the United States, interstate transmission companies are regulated by the Federal Energy Regulatory Commission (“FERC”), so certain of the Fund’s acquisitions and dispositions may be subject to FERC approval under the U.S. Federal Power Act, as amended.

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Water.   Water supply utilities are companies that collect, purify, distribute and sell water. In the United States and around the world the industry is highly fragmented because most of the supplies are owned by local authorities. Companies in this industry are generally mature and are experiencing little or no per capita volume growth. Water supply utilities are subject to the risk of existing or future environmental contamination, including, among others, soil and groundwater contamination as well as the delivery of contaminated water, as a result of the spillage of hazardous materials or other pollutants. Water supply utilities are also subject to the risk of increased costs, which may result from a number of factors, including fluctuations in water availability or costs associated with desalination.

Data Risk.   There are a number of risks that are intrinsic to the data sector. For example, as there is a limited number of potential customers in this sector, the loss of one customer could materially decrease revenues and have an adverse impact on growth opportunities. In this regard, consolidation among technology customers may result in decreased need for multiple networks or data centers or a customer may decide to no longer outsource certain types of data infrastructure or otherwise change its business model, in each case, which would have a material and adverse effect on growth and revenues of companies in the data sector. Also, the emergence of new or improved technologies could result in the demand for existing tower space, data centers and/or fibers and thus reduce demand for new tower, data center and/or fiber leasing. In addition, increased competition in the data sector may result in fewer opportunities and higher prices for acquisitions as well as put pressure on leasing rates for new and renewing customer tower, data center and/or fiber leases. There can be no assurances that leases with current customers will not be terminated or that they will be renewed or re-let on a timely basis or at favorable net effective leasing rates.
The data sector is generally subject to United States federal, state, local and non-U.S. regulation. Local zoning authorities and community organizations are often opposed to construction in their communities and these regulations can delay, prevent or increase the cost of new tower, data center and/or system distribution construction and modifications. Existing regulatory policies may materially and adversely affect the associated timing or cost of such projects and additional regulations may be adopted which increase delays or result in additional costs, or that prevent proposed projects in certain locations. See “Regulatory and Legal Risks” above.
Furthermore, if radio frequency emissions from wireless handsets or equipment on towers are demonstrated to cause negative health effects, potential future claims could adversely affect operations, costs and revenues.
Development and Construction Risk.   The Fund may invest in projects that involve significant construction or development, such as greenfield development, and therefore there is a risk that such projects will not be completed within budget, within the agreed timeframe or to the agreed specification (e.g., due to an inability to obtain required permits or project financing or as a result of delays following engagement with local stakeholders), which may result in significant delays, increased costs or delays in the commencement of cash flow generation. Such unexpected delays or costs may result in increased debt service costs and the inability of project owners to meet the higher interest and principal repayments arising from the additional debt requirement. In addition, there could be insufficient funds to complete construction. Delays in project completion may also affect the scheduled cash flow necessary to cover the debt service costs and operation and maintenance expenses. These risks may be mitigated by provisions in construction contracts for payment of liquidated damages by the construction contractors. However, the Fund may not benefit from such provisions and may be exposed to any losses not covered by such provisions or to the financial failure of the contractors. In the event a development project is unsuccessful, expenses incurred in connection with such development project, including those related to development services provided by Brookfield or an affiliate thereof, may be borne by the Fund despite that such development project did not proceed. As a result, with respect to Portfolio Investments by the Fund in projects involving significant construction or development, any one of the foregoing may undermine a Portfolio Company’s operations and, consequently, the Fund’s ability to achieve its objectives which would have contemplated successful execution of such construction and/or development.
Demand and Usage Risk.   Although the Fund expects to target assets with low demand, usage and throughput risk, residual demand, usage and throughput risk can affect the performance of Portfolio Investments. To the extent that the Adviser’s assumptions regarding the demand, usage and throughput of assets prove incorrect, returns to the Fund could be materially and adversely affected.
Loss of Customers.   Companies or assets within certain infrastructure sectors often derive a significant portion of their revenue from a small number of customers, and the loss, consolidation or bankruptcy or insolvency of any of such customers may materially decrease revenues and have an adverse impact on growth opportunities of such companies or assets and within such sectors.
Operational Risk.   The long-term profitability of the assets in which the Fund invests will be dependent upon the efficient operation, maintenance and high availability of such assets. Inefficient operations, maintenance and low availability may reduce returns to stockholders. Operations are also subject to the risk of equipment failure due to wear and tear, latent defect, design error, operator error, or early obsolescence, among other things, which could have a material adverse effect on the assets, liabilities, business, financial condition, results of operations and cash flow of Portfolio Investments.
New and Disruptive Technologies.   The Fund may invest in Portfolio Investments that make use of older, sustaining or little to no technology, in which case, the value of any such Portfolio Company could be adversely impacted by competitors developing and/or utilizing new, disruptive technologies. Further, competitors may implement such disruptive technologies over a period of time during which the market, including Brookfield, is not aware of, or has access to, such developments. As a result, while Brookfield may seek to assist a Portfolio Company with making technological improvements, any such Portfolio Company that does not utilize certain technologies for any reason may be at a competitive disadvantage and, as a result, the lack thereof of the adoption of such technologies may have a material adverse effect on the Portfolio Company or may even lead to an entire asset class becoming obsolete. The Fund may also invest in Portfolio Investments that use newly developed, less proven technologies. There is no guarantee that such new technologies will perform as anticipated, especially in a field of rapidly changing technologies. The failure of a technology to perform as anticipated or its obsolescence, due to the development and utilization of new and disruptive technologies or otherwise, may materially and adversely affect the performance of certain Portfolio Investments that invest in or use such technologies and certain Portfolio Investments that do not benefit from such technologies.
Reliance on Portfolio Company Management.   With respect to management at the Portfolio Company level, many Portfolio Investments rely on the services of one or a limited number of key individuals, the loss of any one of whom could significantly adversely affect the Portfolio Company’s performance; the loss of one or more key individuals is further exacerbated in industries, sectors and fields where technologies and the expertise to understand and develop such technologies is highly specialized, which is expected to be the case with respect to certain Portfolio Investments made by the Fund. There can be no assurance that the existing management team of a Portfolio Company, or any new team, will be able to successfully operate such Portfolio Company or will meet the Fund’s expectations. Although the Adviser expects to monitor Portfolio Company management, management of each Portfolio Company will have day-to-day responsibility with respect to the business of such Portfolio Company. In addition, certain Portfolio Investments may operate in highly regulated environments, and the Fund will likely rely on the management teams to manage their activities in a manner consistent with applicable laws and regulations (including the U.S. Foreign Corrupt Practices Act and other anti-corruption, anti-bribery and anti-boycott laws, regulations and orders) and in a manner which will permit such Portfolio Company to maintain a quality reputation. If a Portfolio Company acts inconsistently with applicable laws and regulations or takes actions that cause such Portfolio Company disrepute, such actions may adversely affect the Fund, as an investor in the Portfolio Company, and may damage the Fund’s reputation, which may adversely impact the Fund’s ability to complete other Portfolio Investments and the Fund’s ability to realize its investment objective.
Labor Relations.   Certain Portfolio Investments may have unionized work forces or employees who are covered by a collective bargaining agreement, which could subject any such Portfolio Company’s activities and labor relations matters to complex laws and regulations relating thereto. Moreover, a Portfolio Company’s operations and profitability could suffer if it experiences labor relations problems. Upon the expiration of any Portfolio Company’s collective bargaining agreements, it may be unable to negotiate new collective bargaining agreements on terms favorable to it, and its business operations at one or more of its facilities may be interrupted as a result of labor disputes or difficulties and delays in the process of renegotiating its collective bargaining agreements. A work stoppage at one or more of a Portfolio Company’s facilities could have a material adverse effect on its business, results of operations and financial condition. Any such problems additionally may adversely affect the Fund’s ability to implement its investment objectives.
Impact of Natural or Man-Made Disasters; Disease Epidemics.   Certain regions are at risk of being affected by natural disasters or catastrophic natural events. Considering that the development of infrastructure, disaster management planning agencies, disaster response and relief sources, organized public funding for natural emergencies, and natural disaster early warning technology may be immature and unbalanced in certain countries, the natural disaster toll on an individual Portfolio Company or the broader local economic market may be significant. Prolonged periods may pass before essential communications, electricity and other power sources are restored and operations of the Portfolio Company can be resumed. Portfolio

Investments could also be at risk in the event of such a disaster. The magnitude of future economic repercussions of natural disasters may also be unknown, may delay the Fund’s ability to invest in certain companies, and may ultimately prevent any such Portfolio Investment entirely. Portfolio Investments may also be negatively affected by man-made disasters. Publicity of man-made disasters may have a significant negative impact on overall consumer confidence, which in turn may materially and adversely affect the performance of Portfolio Investments, whether or not such Portfolio Investments are involved in such man- made disaster.
In addition, certain illnesses spread rapidly and have the potential to significantly adversely affect the global economy. Any outbreak of disease epidemics or infectious diseases may result in the closure or suspension of certain businesses, and could also result in (a) the lack of availability or price volatility of raw materials or component parts necessary to a Portfolio Company’s business, (b) disruption of regional or global trade markets and/or the availability of capital or leverage, (c) trade restrictions which impact a Portfolio Company’s business and/or (d) a general economic decline and/or decline in the market applicable to any Portfolio Company, and have an adverse impact on the Fund’s value, Portfolio Investments, or the Fund’s ability to source new Portfolio Investments. This type of market disruption may also make it difficult to obtain a credit facility or to finance particular Portfolio Investments.
Climate Change.   Ongoing changes to the climatic conditions in which the Fund operates and invests may have an adverse impact on the Fund and its Portfolio Investments. While the precise future effects of climate change are unknown, it is possible that changes in weather patterns or extreme weather (such as floods, hurricanes and other storms) could, among other adverse impacts, damage the Portfolio Investments. These changes, in addition to changes affecting precipitation levels, hydrology, annual sunshine and/or wind levels could also influence power generation levels. Reductions in precipitation levels, wind or sunlight could cause material and adverse impacts on the Portfolio Investments. If such reductions are significant, certain Portfolio Investments may be rendered inoperable. Significant increases in precipitation levels or wind could cause damage to the Portfolio Investments and create periods in which the Portfolio Investments are inoperable. The adverse effects of climate change and related regulation at provincial or state, federal and international levels could have a material adverse effect on the business, financial position, results of operations or cash flows of the Fund and the Portfolio Investments. Notwithstanding that the Fund will make Portfolio Investments involved in mitigating the effects of climate change, any of the foregoing could adversely affect the value of the Portfolio Investments and the performance of the Fund.
The Fund may be making Portfolio Investments that are heavily involved in alleviating the effects of climate change. The business success of any such Portfolio Company may be inextricably tied to its ability to mitigate the effects of climate change, which may be challenging or unattainable.
Conversely, certain Portfolio Investments may, at the time of the Fund’s Portfolio Investment, and thereafter (including during the Fund’s hold period), be considered “high risk” in terms of their impact on their communities and the environment, and may be actively creating negative externalities on their local and global climates. Such “high risk” businesses may be subject to increased regulatory scrutiny and government disincentives, each of which may change unpredictably, which therefore may decrease the value of such Portfolio Company.
Business Transformation.   The Fund may make investments that seek to help transition businesses, primarily within the utility, energy, industrial and technology sectors, towards net-zero business models. There can be no guarantee that any of these investments will be successful in such endeavor. As a result, such Portfolio Companies may not be able to achieve their impact objectives. Additionally, should such Portfolio Companies achieve their transformation objectives, there can be no assurance that such transformation from an impact perspective will necessarily result in increased financial returns for the Fund. Any such investment may pursue a business transformation toward a lower carbon business model at considerable time and financial expense, which may, for a period of time (or indefinitely) result in financial losses, including due to the loss of revenue streams or business contracts. In the same vein, investments by the Fund in its Portfolio Companies are expected to be particularly spread out over time, given that a significant part of the Fund’s capital is expected to be used for purposes of development and capital expenditures. Given that the Fund may be contractually obligated to continue to provide funding for a Portfolio Company, irrespective of market movements, changing regulatory environments, and fluctuations in the price of commodities, among other emerging risks, such risks may have a greater impact on the Fund than otherwise would be expected for investment funds with other investment strategies. The Fund’s returns may be adversely impacted as a result.
Control Position.   The Fund and its affiliates will generally seek investment opportunities that allow them to have significant influence on the management, operations and strategic direction of the Portfolio Investments in which it invests. The exercise of control and/or significant influence over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise management and other types of liability in which the limited liability characteristic of business operations may generally be ignored. The exercise of control and/or significant influence over a Portfolio Company could expose the assets of the Fund to claims by such Portfolio Company, its security holders and its creditors. While the Adviser intends to manage the Fund in a way that will minimize exposure to these risks, the possibility of successful claims cannot be precluded.
In addition, a previous United States court decision has increased the likelihood that the Fund could be jointly and severally liable with its Portfolio Investments for the Portfolio Investments’ defined benefit pension liabilities. Under ERISA (as defined below), a trade or business that owns at least 80% of another entity may be jointly and severally liable for that other entity’s unfunded pension liabilities if the plan terminates or if the employer withdraws from contributing to the plan. A previous United States Federal appeals court decision has held that a private equity fund is a “trade or business” for these purposes. In acquiring Portfolio Investments with unfunded pension liabilities, both the risk of this liability being incurred as well as risk mitigation strategies will be evaluated and, in appropriate instances, this risk may cause the Fund to not pursue an otherwise attractive investment opportunity or to limit its ownership percentage to below the 80% threshold. If the Fund does acquire Portfolio Investments with unfunded pension liabilities and does not limit its ownership percentage to below the 80% threshold, it may face certain liabilities related to the above.
Board Participation.   The Fund or an affiliate will generally seek control or co-control positions in Portfolio Investments and will generally be represented on the boards of directors (or have its representatives serve as observers to such boards of directors) of most of its Portfolio Investments as well as positions on advisory, operating or similar committees of such Portfolio Investments. Although such positions in certain circumstances may be important to the Fund’s investment strategy and may enhance the Adviser’s ability to manage the Portfolio Investments, they may also have the effect of impairing the Adviser’s ability to sell the related securities when, and upon the terms, it may otherwise desire, and may subject the Adviser and the Fund to claims they would not otherwise be subject to as an investor, including claims of breach of duty of loyalty, securities claims and other director related claims. In general, the Fund will indemnify the Adviser and their representatives from such claims.
Minority Position and “Toe-hold” Investments.   The Fund expects to make minority equity or debt Portfolio Investments where the Fund may have limited influence. Such Portfolio Investments may have economic or business interests or goals that are inconsistent with those of the Fund and the Fund may not be in a position to limit or otherwise protect the value of such Portfolio Investments. The Fund’s control over the investment policies of such Portfolio Investments may also be limited. This could result in the Portfolio Investments being frozen in minority positions that incur substantial losses. This could also prevent the Fund from realizing the value of its Portfolio Investments and distributing proceeds in a timely manner.
If the Fund takes a minority position in publicly traded securities as a “toe-hold” investment, such publicly traded securities may fluctuate in value over the limited duration of the Portfolio Investment in such publicly traded securities, which could potentially reduce returns to stockholders. While the Adviser may seek to accumulate larger positions and/or incremental economic exposure through open market purchases, registered tender offers, negotiated transactions, private placements or equity derivatives (i.e., total return swaps), the Adviser may be unable to accumulate a sufficiently large position in a Portfolio Company to execute its strategy. In such circumstances, the Fund may dispose of its position in the Portfolio Company within a short time of acquiring it; there can be no assurance that the price at which the Fund can sell such securities will not have declined since the time of acquisition. Moreover, this may be exacerbated by the fact that securities of the companies that the Fund may target may be thinly traded and that the Fund’s position may nevertheless have been substantial, although not controlling, and its disposal may depress the market price for such securities.

Additionally, from time to time the Fund may make a toe-hold Portfolio Investment in publicly traded securities as part of a potential broader, longer-term investment strategy, and as a result, the Fund may keep certain information related to such Portfolio Investments confidential due to certain disclosure and regulatory related considerations.
Investments in Derivatives.   In addition to the activities described in “Hedging Transactions” above, the Fund may use swaps, including credit default and total return swaps, and other over-the-counter derivative instruments or participations to leverage, access or enhance Portfolio Investments, in each case in circumstances in which such derivatives are intended to resemble, as closely as possible, the economic rights that could otherwise be obtained directly. The special risks associated with these obligations include: (a) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws; (b) adverse consequences resulting from participating in such instruments with other institutions with lower credit quality; (c) limitations on the ability of the Fund or the Adviser to directly enforce its rights with respect to instruments; (d) a secondary trading market that is not generally well developed, which may make it difficult to value or dispose of such instruments quickly or at a fair price; and (e) since the holder of such an instrument generally has no contractual relationship directly with the underlying Portfolio Company, the Fund may have to rely upon a third-party to take actions and provide information in respect of such company. See “Minority Position and ‘Toe-hold’ Investments” above.
Other Investment Techniques and Instruments.   The Fund may employ other investment techniques and invest in other instruments that the Adviser believes will help achieve the Fund’s investment objective, whether or not such investment techniques or instruments are specifically described herein. In addition, if the Adviser believes that suitable investment opportunities present themselves to transact on attractive terms, the Fund may also consider the acquisition of such Portfolio Investments in the form(s) described herein or other types which are consistent with the Fund’s investment objectives. Consistent with its investment objective, the Fund may invest in financial instruments of any and all types, which exist now or are hereafter created.
Affiliated Transaction Restrictions.   The 1940 Act contains prohibitions and restrictions relating to transactions between investment companies and their affiliates (including the Adviser), principal underwriters and affiliates of those affiliates or underwriters. Under these restrictions, the Fund and any portfolio company that the Fund controls are generally prohibited from knowingly participating in a joint transaction, including co-investments in a portfolio company, with an affiliated person, including any directors or officers of the Fund, the Adviser or any entity controlled or advised by any of them. These restrictions also generally prohibit the Fund’s affiliates, principal underwriters and affiliates of those affiliates or underwriters from knowingly purchasing from or selling to the Fund or any portfolio company controlled by the Fund certain securities or other property and from lending to and borrowing from the Fund or any portfolio company controlled by the Fund monies or other properties. The Fund and its affiliates may be precluded from co-investing in private placements of securities, including in any portfolio companies controlled by the Fund. The Fund, its affiliates and portfolio companies controlled by the Fund may from time to time engage in certain joint transactions, purchases, sales and loans in reliance upon and in compliance with the conditions of certain positions promulgated by the SEC and its staff. There can be no assurance that the Fund would be able to satisfy these conditions with respect to any particular transaction. As a result of these prohibitions, restrictions may be imposed on the size of positions or the type of investments that the Fund could make. Furthermore, Brookfield has received exemptive relief from the SEC to allow certain managed funds and accounts, each of whose investment adviser is BAM PIC Canada or an investment adviser controlling, controlled by or under common control with BAM PIC Canada, to participate in negotiated co-investment transactions where doing so is consistent with the Fund’s investment objective and strategies as well as regulatory requirements and other pertinent factors, and pursuant to the conditions thereof (the “Co-Investment Exemptive Relief”).
Although the Adviser will endeavor to allocate investment opportunities in a fair and equitable manner, the Fund and the stockholders could be adversely affected to the extent investment opportunities are allocated to other investment vehicles managed or sponsored by, or affiliated with, the Fund’s executive officers, directors and members of the Adviser. The Fund might not participate in each individual opportunity but will, on an overall basis, be entitled to participate equitably with other entities managed by the Adviser and its affiliates. The Adviser seeks to treat all clients fairly and equitably over time such that none receives preferential treatment vis-à-vis the others over time, in a manner consistent with its fiduciary duty to each of them; however, in some instances, especially in instances of limited liquidity, the factors may not result in pro rata allocations or may result in situations where certain funds or accounts receive allocations where others do not.
Public Company Securities.   The Fund may hold securities traded on public markets, subject to the limitations set forth in this Prospectus. Portfolio Investments in such securities may involve different risks than those associated with investments in securities that are not traded on public markets. Among those risks are (a) increased disclosure requirements, (b) greater volatility, (c) increased likelihood of stockholder litigation, (d) restrictions on timing of disposition and (e) increased compliance costs.
In the event that the Fund invests in distressed public securities, among the problems involved in such Portfolio Investments is the fact that it frequently may be difficult to obtain information as to the conditions of such troubled issuers. The market prices of such securities are also subject to abrupt and erratic market movements and above average price volatility, and the spread between the bid and asked prices of such securities may be greater than normally expected. It may take a number of years for the market price of such securities to reflect their intrinsic value.
Private Securities.   Many of the Fund’s Portfolio Investments will involve private securities, which are generally more difficult to sell than publicly traded securities, as there is often no liquid market, which may result in selling interests at a discount. In addition, private securities generally are more difficult to value than publicly traded securities as such valuations are inherently uncertain. The determinations of value in accordance with procedures established by the Adviser may differ materially from the values that would have been used if an active market and market quotations existed for such investments. In connection with the disposition of an investment in private securities, the Fund may agree to purchase adjustments and may be required to make representations about the business and financial affairs of the Portfolio Company typical of those made in connection with the sale of a business. The Fund may be obligated to fund such purchase price adjustments and also may be required to indemnify the purchasers of such Portfolio Investment to the extent that any such representations turn out to be inaccurate. These arrangements may result in the incurrence of contingent liabilities that may ultimately yield funding obligations that must be satisfied by the Fund prior to distributions being made to the stockholders.
Non-U.S. Investments.   The Fund is expected to invest globally. Non-U.S. securities involve certain risks not typically associated with investing in the United States, including risks relating to (a) currency exchange matters including fluctuations in the rate of exchange between the United States dollar and the various non-U.S. currencies in which the Fund’s non-U.S. Portfolio Investments may be denominated, and costs associated with conversion of investment principal and income from one currency into another, (b) differences between the United States and non-U.S. securities markets, including potential price volatility in and relative illiquidity of some non-U.S. securities markets, (c) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and less government supervision and regulation, (d) certain economic and political risks, including potential exchange control regulations and restrictions on non-U.S. investment and repatriation of capital and the risks of political, economic or social instability, (e) obtaining non-U.S. governmental approvals and complying with non-U.S. laws, (f) differing tax structures and (g) non-U.S. tax laws that (i) could adversely impact the cash flow and potential investment returns from such non-U.S. Investments and (ii) are subject to change, sometimes with retroactive effect. Anti-fraud and anti-insider trading legislation in these countries may be rudimentary. Anti-dilution protection also may be very limited. In these countries, the concept of fiduciary duty on the part of the management or directors of companies to stockholders may be limited. The legal systems in these countries may offer no effective means for the Fund to seek to enforce its rights or otherwise seek legal redress or to seek to enforce non-U.S. legal judgments.
Risks of Investing in Emerging and Developing Markets.   The Fund may make Portfolio Investments in emerging or developing markets. The risks associated with global investing are magnified in such markets. The depth, liquidity, sales volume and stability of other markets are significantly lower in emerging and developing markets as compared to the United States, Canada or Western Europe. Furthermore, political and economic structures in countries with emerging or developing economies or stock markets generally lack the social, political and economic stability characteristic of more developed countries. This instability may result from, among other things, the following: (a) authoritarian governments or military involvement in political and economic decision-making, including changes in government through extra-constitutional means and the imposition or strengthening of controls on non-U.S. investment and/or repatriation of capital and income; (b) popular unrest associated with demands for improved political, economic and social condition; (c) internal insurgencies; (d) hostile relations with neighboring countries; (e) ethnic, religious and racial disaffection; (f) higher levels of corruption of government officials and corporate officers; and (g) interference into political and government affairs by powerful economic groups. This social, political and economic instability significantly increases the risk of, and could significantly and adversely affect the value of, Portfolio Investments in emerging or developing markets.
In addition, governments in certain countries participate to a significant degree in their economies through ownership interests and/or regulation. With respect to certain countries, there may also be the possibility of expropriation, confiscatory taxation or other protectionist measures or diplomatic developments that could affect investments in those countries. Repatriation of investment income, capital and the proceeds of sale by non-U.S. investors may require governmental registration and approval in some emerging or developing market countries.
Furthermore, some emerging and developing market countries have laws and regulations that require government approval under certain circumstances, including under corporate, securities, currency control and other similar laws and may require financing and structuring alternatives that differ significantly from those customarily used in more developed countries. The process of obtaining these approvals may require a significant expenditure of time and resources. In certain countries, such laws and regulations have been subject to unpredicted and frequent changes, potentially exposing the Fund to taxes, restrictions and other obligations that were not anticipated at the time of initial investment.
Investments in New Jurisdictions.   The Fund is intended to be global in nature and therefore may make Portfolio Investments in countries, territories and other jurisdictions in which the Adviser and portfolio managers may not have significant experience or expertise. While the Adviser intends to mitigate this risk by engaging applicable service providers and personnel with the requisite experience and expertise, there is no guarantee that such persons will adequately protect the Fund and its Portfolio Investments from the risks that may be prevalent in such jurisdictions.
Investment in Nonperforming or Troubled Assets.   The Fund may make Portfolio Investments in nonperforming or troubled assets or businesses that involve a degree of financial risk and there can be no assurance that the Fund’s internal rate of return objectives will be realized or that there will be any return of capital. Furthermore, Infrastructure Investments operating in workout modes or under Chapter 11 of the Bankruptcy Code may, in certain circumstances, be subject to additional potential liabilities that could exceed the value of the Fund’s original Portfolio Investment, including equitable subordination and/or disallowance of claims or lender liability. In addition, under certain circumstances, payments to the Fund and distributions by the Fund to the stockholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance or a preferential payment under applicable law.
Risks Related to Investment Structure.   Securities of various Portfolio Investments are also subject to a number of risks, which will be dependent in part on the structure of the Portfolio Company (e.g., corporation, partnership, etc.) and the structure of the securities (e.g., common equity, preferred equity, secured and unsecured debt and senior or junior debt, etc.). The performance of securities may depend in part on liquidity, market support, price volatility, and the relative rights of more senior and junior stakeholders, among other things. The business, creditworthiness, tax position, and effectiveness and stability of management of a Portfolio Company, as well as general and specific financial, business and economic conditions, may also have an effect on the value of securities.
Accounting Standards.   The Fund is using U.S. GAAP accounting standards for the calculation of its net asset value, its valuation and the establishment of its audited annual financial statements on Form N-CSR. The Fund’s accounting standards may not correspond to the accounting standards of other Fund entities, resulting in different financial information appearing on their respective financial statements. Information available to stockholders in the Fund’s audited annual financial statements on Form N-CSR may differ from information available in the financial statements of other Fund entities, including operations, financial results, capitalization and financial obligations, earnings and securities.

Risks Relating to Due Diligence of Portfolio Investments.   Before making Portfolio Investments, the Adviser will conduct due diligence that it deems reasonable and appropriate based on the facts and circumstances known at that time. Due diligence may entail evaluation of important and complex business, financial, tax, accounting, environmental, social, governance, real property and legal issues. When conducting due diligence and making an assessment regarding an Investment, the Adviser will rely on the resources available to it, including information provided by the counterparty and, in some circumstances, third-party investigations. However, representations made by a counterparty could be inaccurate, and third-party investigations may not uncover risks. As a result, due diligence investigations conducted with respect to any investment opportunity may not reveal or highlight all relevant facts necessary or helpful to make the investment decision. Moreover, such an investigation will not necessarily result in a Portfolio Investment being successful. There can be no assurance that attempts to provide downside protection with respect to a Portfolio Investment, including pursuant to risk management procedures described in this Prospectus, will achieve their desired effect and potential investors should regard an investment in the Fund as being speculative and having a high degree of risk. There can be no assurance that the Adviser will be able to detect or prevent irregular accounting, employee misconduct or other fraudulent practices during the due diligence phase or during its efforts to monitor a Portfolio Investment on an ongoing basis or that any risk management procedures implemented by the Adviser will be adequate.
Consultants, legal advisors, appraisers, accountants, investment banks and other third parties may be involved in the due diligence process and/or the ongoing operation of the Fund’s Portfolio Investments to varying degrees. For example, certain asset management, finance, administrative and other similar functions may be outsourced to a third-party service provider whose fees and expenses will be borne by the Portfolio Investments or the Fund and will not offset Management Fees. Such involvement of third-party advisors or consultants may present a number of risks primarily relating to the Adviser’s reduced control of the functions that are outsourced. In addition, if the Adviser is unable to timely engage third-party providers, its ability to evaluate and acquire more complex targets could be adversely affected.
Expedited Transactions.   Investment analyses and decisions by the Adviser may frequently be required to be undertaken on an expedited basis to take advantage of investment opportunities. In such cases, the information available to the Adviser at the time of making an investment decision may be limited, and the Adviser may not have access to detailed information regarding assets. Therefore, no assurance can be given that the Adviser will have knowledge of all circumstances that may adversely affect a Portfolio Investment at the time the investment decision is made, and the Fund may make Investments which it would not have made if more extensive due diligence had been undertaken.
Portfolio Investment Liabilities.   Liabilities of Portfolio Investments, including those related to activities that occurred prior to the Fund’s investment therein, could have an adverse impact on the Fund. For example, various jurisdictions permit certain classes of creditors and government authorities to make claims (including, by way of example only, environmental, consumer protection, antitrust and pension and labor law matters and liabilities) against stockholders of a company if the company does not have resources to pay out the claim. The Fund could, as a result, become liable for certain classes of claims against its Portfolio Investments. Finally, it is possible that creditors of Portfolio Investments owned by other Brookfield Accounts may seek to make certain claims (including, by way of example only, environmental, consumer protection and pension/labor law matters and liabilities) against the Fund due to its common control relationship with other Brookfield Accounts. The laws of certain jurisdictions provide not only for carve-outs from limited liability protection for a Portfolio Investment that has incurred certain liabilities, but also for recourse to assets of other entities under common control with, or that are part of the same economic group as, such company. For example, if a Portfolio Investment of the Fund or another Brookfield Account is subject to bankruptcy or insolvency proceedings in a jurisdiction and is found to have liabilities under the local consumer protection laws, the laws of that jurisdiction may permit authorities or creditors to file a lien on, or to otherwise have recourse to, assets held by entities under common control or that form part of the same economic group, potentially including Portfolio Investments of the Fund.
Risks from Operations of Other Portfolio Entities.   The Fund and other Brookfield Accounts have made and will continue to make investments in Portfolio Investments that have operations and assets in many jurisdictions around the world. It is possible that the activities of one Portfolio Investment may have adverse consequences on one or more other Portfolio Investments (including the Fund’s Portfolio

Investments), even in cases where the Portfolio Investments are held by other Brookfield Accounts and have no other connection to each other. For example, a violation of a rule by a Portfolio Investment of another Brookfield Account could prevent the Fund or one of its Portfolio Investment from obtaining a permit, or have other adverse consequences.
RISKS ASSOCIATED WITH AN INVESTMENT IN THE FUND
Limited Operating History.   The Fund was only recently established and has limited operating history upon which a prospective investor can evaluate the likely performance of the Fund. The past investment performance of predecessor funds to the Fund, any other Brookfield Account (including any investments made thereby) or any investments managed by predecessor funds to the Fund, Brookfield or the officers or other investment professionals of Brookfield cannot be construed as any indication of the future results of an investment in the Fund. Although certain officers and other investment professionals of Brookfield, both individually and together, have experience investing in infrastructure transactions, their past experience cannot be relied upon as an indicator of the ability of the Fund to execute on its investment strategy and achieve its investment objectives. While the Adviser intends to make Portfolio Investments that have estimated returns commensurate with the uncertainties involved, there can be no assurance that the Fund will be able to implement its investment strategy or achieve its investment objectives or that any stockholder will receive a return of capital. Stockholders should have the ability to sustain the loss of their entire investment in the Fund.
Reliance on Management.   The success of the Fund depends in substantial part upon the skill and expertise of the investment professionals who will be providing investment advice with respect to the Fund. There can be no assurance that these key investment professionals will continue to be associated with the Adviser throughout the life of the Fund. In addition, the key investment professionals and others within Brookfield devote their time and attention to Brookfield and various investments and investment products of Brookfield, which includes the activities of the Adviser and the Fund. While certain investment professionals will devote such time as they believe is reasonably required to the Fund, the composition of the team dedicated to the Fund may change from time to time without notice to the stockholders. Furthermore, while such investment professionals may continue to be associated with the Adviser, they may move between the different business groups within Brookfield and no longer be responsible for providing investment advice with respect to the Fund. Accordingly, the make-up of the pool of investment professionals (including, in certain circumstances, members of the investment committee) with responsibility for the investment strategy of the Fund may evolve over time. The loss of key personnel, including as a result of the employment of such personnel by Portfolio Investments, could have a material adverse effect on the Fund’s ability to realize its investment objectives.
Unlisted Closed-End Fund Structure; Limited Liquidity.   The Fund does not currently intend to list the Shares for trading on any securities exchange or any other trading market in the near future. There is currently no secondary market for the Shares and the Fund does not expect any secondary market to develop for the Shares. Stockholders of the Fund are not able to have their Shares repurchased or otherwise sell their Shares on a daily basis, because the Fund is an unlisted closed-end fund. An investment in the Fund is suitable only for investors who can bear the risks associated with private market investments with potential limited liquidity of the Shares. An investment in the Fund is suitable only for investors who can bear the risks associated with private market investments with potential limited liquidity of the Shares as described in “Repurchases” above.
Operational Risk.   The Fund is subject to operational risk, including the possibility that errors may be made by the Adviser, the Fund’s service providers (including third-party fund administrators) or any of their respective affiliates in certain transactions, calculations or valuations on behalf of, or otherwise relating to, the Fund. stockholders may not be notified of the occurrence of an error or the resolution of any error. Generally, the Adviser, the Fund’s service providers and any of their respective affiliates will not be held accountable for such errors, and the Fund may bear losses resulting from such errors.
Risk of Unsuccessful Exit Strategies.   The Fund may opportunistically sell, publicly list, distribute or otherwise dispose of Portfolio Investments at any time. It is not possible to predict whether a particular exit strategy will be advantageous or available at the appropriate time. If the Fund fails to execute an exit strategy successfully prior to the liquidation of the Fund, the Fund may be forced to liquidate its assets on terms less favorable than anticipated and the proceeds from these Portfolio Investments and the remaining Portfolio Investments may be materially and adversely affected.
Illiquid and Long-Term Investments.   Although Portfolio Investments are expected to generate some amount of current income, Portfolio Investments will be held for an indefinite period of time and the return of capital and the realization of gains, if any, from a Portfolio Investment generally will most likely occur only upon the partial or complete disposition of such Portfolio Investment. While a Portfolio Investment may be sold at any time, it is generally expected that the sale of a substantial portion of the Portfolio Investments will not occur for a number of years after such Portfolio Investments are made. Since the Portfolio Investments targeted by the Fund are generally not liquid, it is unlikely that there will be a public market for certain of the securities or debt instruments held by the Fund and such securities or debt instruments may require a substantial length of time to liquidate. The Fund generally will not be able to sell these securities or debt instruments publicly unless their sale is registered under applicable securities laws or unless an exemption from such registration requirements is available. In addition, in some cases, the Fund may be prohibited or limited by contract from selling certain securities or debt instruments for a period of time and as a result, may not be permitted to sell a Portfolio Investment at the time it might otherwise desire to do so.
Projections.   The Fund will make Portfolio Investments based upon projections developed by the Adviser or a Portfolio Company concerning a Portfolio Company’s future performance, outcome and cash flow. Because projections are inherently subject to uncertainty and factors beyond the control of the Adviser and the Portfolio Company, investors have no assurance that the Portfolio Investments will yield the returns expected by the Fund’s management. The inaccuracy of certain assumptions, the failure to satisfy certain requirements and the occurrence of other unforeseen events could impair the ability of a Portfolio Company to realize projected values, outcomes and cash flow. In addition, subsequent to the Fund’s acquisition of a particular Portfolio Investment, management or the Adviser may adjust projected returns to reflect changes in market conditions or based upon other relevant facts and circumstances.
Valuations.   Because secondary markets for certain investments may be limited or non-existent, they may be difficult to value. When market quotations are not readily available or are deemed to be unreliable, the Fund values its investments at fair value as determined in good faith pursuant to policies and procedures approved by the Board of Directors. Fair value pricing may require subjective determinations about the value of a security or other asset. As a result, there can be no assurance that fair value pricing will result in adjustments to the prices of securities or other assets, or that fair value pricing will reflect actual market value, and it is possible that the fair value determined for a security or other asset will be materially different from quoted or published prices, from the prices used by others for the same security or other asset and/or from the value that actually could be or is realized upon the sale of that security or other asset. Where market quotations are not readily available, valuation may require more research than for more liquid investments. In addition, the Adviser may use an independent pricing service or prices provided by dealers to value certain fixed income securities at their market value. The Board has designated the Adviser as the valuation designee pursuant to Rule 2a-5 under the 1940 Act to perform fair value determinations relating to any or all Fund investments. The Board oversees the Adviser in its role as the valuation designee in accordance with the requirements of Rule 2a-5. In its role as the valuation designee, the Adviser is authorized to make all necessary determinations of the fair values of portfolio securities and other assets for which market quotations are not readily available or if it is deemed that the prices obtained from brokers and dealers or independent pricing services are unreliable.
In particular, several factors which involve a significant degree of judgment could impact the valuation of the Fund’s Infrastructure Investments. The Fund will primarily hold Infrastructure Investments and other assets that will not necessarily have readily ascertainable market values and which may be more illiquid in nature. The valuation of such illiquid assets is inherently subjective and subject to increased risk that the information utilized to value such assets or to create the pricing models may be inaccurate or subject to other error. In addition, valuations rely on a variety of assumptions, including assumptions about projected cash flows for the remaining holding periods for the assets, market conditions at the time of such valuations and/or any anticipated disposition of the assets, legal and contractual restrictions on transfers that may limit liquidity, and any transaction costs related to, and the timing and manner of, any anticipated disposition of the assets, all of which may materially differ from the assumptions and circumstances on which the valuations are based. The value of the Fund’s assets may also be affected by any changes in accounting standards, policies or practices as well as general economic, political, regulatory and market conditions and the actual operations of Infrastructure Investments, which are not predictable and can have a material impact on the reliability and accuracy of such valuations. As such, the carrying value of an asset may not reflect the price at which the Infrastructure Investment could be sold in the market, and the difference between carrying value and the ultimate sales price could be material. Accordingly, such values may not accurately reflect the actual market values of the Infrastructure Investments, and, thus, shareholders will likely make decisions as to whether to purchase or tender Shares without complete and accurate valuation information.
Secondary Investments are generally valued based on the latest net asset value reported by the Portfolio Fund Manager or third-party sponsor.
Interpretation of Governing Documents.   The governing documents of the Fund establish complex arrangements among the Fund, the stockholders, Brookfield and other relevant parties. From time to time, questions may arise regarding certain parties’ rights and obligations in certain situations, some of which may not have been contemplated upon the negotiation and execution of such documents. In some instances, the operative provisions of the governing documents may be broad, unclear, general, conflicting, ambiguous or vague and may allow for multiple reasonable interpretations. In other instances, there may not be a directly applicable provision. While Brookfield will construe the relevant provisions in good faith and in a manner consistent with its legal obligations, the interpretations used may not always be the most favorable to the Fund or the stockholders.
Anti-Takeover Provisions.   Certain provisions of the Charter and Bylaws could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to modify the Fund’s structure. These provisions may inhibit a change of control in circumstances that could give the stockholders the opportunity to realize a premium over the value of the Shares.
Concentration Risk.   The Fund is subject to concentration risk. Concentration risk is the risk that the Fund’s investments in the securities of companies in one industry will cause the Fund to be more exposed to developments affecting a single industry or market sector than a more broadly diversified fund would be. The Fund may be subject to greater volatility with respect to its Portfolio Investments than if the Fund was more broadly diversified.
Risks Upon Disposition of Investments.   In connection with the disposition of certain types of Portfolio Investments, the Fund may be required to make representations about the business and financial affairs of the applicable Portfolio Company typical of those made in connection with the sale of any business, or may be responsible for the contents of disclosure documents under applicable securities laws. The Fund may also be required to indemnify the purchasers of such Portfolio Company or underwriters to the extent that any such representations or disclosure documents turn out to be incorrect, inaccurate or misleading. These arrangements may result in contingent liabilities, which might ultimately have to be funded by the stockholders.
Recourse to Assets.   The Fund’s assets, including any Portfolio Investments made by the Fund and any funds held by the Fund, are available to satisfy all liabilities and other obligations of the Fund. If the Fund becomes subject to a liability, parties seeking to have the liability satisfied may have recourse to the Fund’s assets generally and may not be limited to any particular asset, such as the asset representing the Portfolio Investment giving rise to the liability.
Other Considerations Regarding Repurchases.   The Fund may sell Portfolio Investments to fund repurchase offers. In addition, subject to the Fund’s investment restrictions with respect to borrowings, the Fund may borrow money to finance the repurchase of Shares. However, there can be no assurance that the Fund will be able to obtain such financing for repurchase offers if it attempts to do so. Although repurchase offers generally would be beneficial to stockholders by providing them with some ability to sell their Shares to the Fund at the repurchase price, the acquisition of Shares by the Fund will decrease the total assets of the Fund. Repurchase offers are, therefore, likely to increase the Fund’s expenses borne by remaining stockholders, may result in untimely sales of Portfolio Investments and/or may limit the Fund’s ability to participate in new investment opportunities. To the extent the Fund maintains a cash position to satisfy Fund repurchases, the Fund would not be fully invested, which may reduce the Fund’s investment performance. Furthermore, to the extent the Fund borrows to finance the making of repurchase offers by the Fund, interest on such borrowings reduces the Fund’s net investment income. In order to fund repurchase requests, the Fund may be required to sell its more liquid, higher quality portfolio securities to purchase Shares that are tendered, which may increase risks for remaining stockholders and increase Fund expenses.
Claims Against Brookfield; Regulatory Investigations.   Brookfield is a global asset manager with many investment strategies and offices and employees around the world. Given the broad spectrum of operations of Brookfield and its affiliates, claims (or threats of claims) and governmental investigations, examinations, requests for information, audits, inquiries, subpoenas and other regulatory or civil proceedings can and do occur in the ordinary course of its and its affiliates’ (including the Adviser’s) business. Such investigations, actions and proceedings may impact the Fund, including by virtue of reputational damage to Brookfield (including the Adviser), or otherwise. The unfavorable resolution of such items could result in criminal or civil liability, fines, settlements, charges, penalties or other monetary or non-monetary remedies or sanctions that could negatively impact Brookfield (including the Adviser). In addition, such actions and proceedings may involve claims of strict liability or similar risks against the Fund in certain jurisdictions or in connection with certain types of activities. While Brookfield (including the Adviser) has implemented policies and procedures designed to protect against non-compliance with applicable rules and regulations, there is no guarantee that such policies and procedures will be adequate or will protect Brookfield in all instances.
Risk of Brookfield Credit Event or Adverse Effect on Brookfield’s Operations.   Although the Fund, the Adviser are separate legal entities from other entities of Brookfield, in the event that Brookfield were to experience material financial distress or a downgrade in its credit rating, or if there were a change of control of Brookfield, the Fund could nonetheless be adversely affected. In that regard, financial distress, a credit rating downgrade or change of control of Brookfield or the Adviser could cause the Adviser to have difficulty retaining personnel, or otherwise adversely affect the Fund and its ability to achieve its investment objectives. Such an event may also cause a default, reduction in borrowing base or other adverse effect with respect to indebtedness incurred by the Fund. Similarly, if other Brookfield Accounts were to incur substantial losses, the revenues of Brookfield may decline substantially. Such diminishment in revenues could affect the ability of Brookfield to satisfy any substantial drawdowns in respect of its capital contributions or its commitments to investments or prospective investments.
Adverse Publicity.   Each of the Fund and the Adviser face the risk of negative publicity, including in matters such as labor disputes and adverse environmental attention, as well as matters arising out of municipal and federal government scrutiny both in the United States and globally. Additionally, Portfolio Company employees and Brookfield employees could pursue claims against Brookfield or the Fund, which may draw negative publicity, as well as negative news media attention. Such adverse publicity may have a material effect on the Adviser’s ability to source Portfolio Investments or otherwise meet the Fund’s investment objectives.
Follow-On Investments.   Following an initial Portfolio Investment, the Fund could be called upon to provide additional funds or have the opportunity to increase its Portfolio Investments in, or relating to, existing Portfolio Investments, subject to certain limitations in the Advisory Agreement and herein. There is no assurance that the Fund will make Follow-On Investments or that the Fund will have sufficient funds to make any such Follow-On Investments. Any decision by the Fund not to make a Follow-On Investment or its inability to make a Follow-On Investment could have a substantial negative impact on the original Portfolio Investment and could result in missed opportunities for the Fund or could result in the dilution of such Portfolio Investments (in the event alternative capital is used to satisfy such additional funding needs, for example from additional third-party co-investors or from Brookfield Accounts including proprietary accounts of Brookfield). In certain circumstances, a Follow-On Investment could arise because of an adverse development at a Portfolio Investment and the funding of such Follow-On Investment may not necessarily address such development, and could potentially result in an increased loss by the Fund in respect of such Portfolio Investment. Subject to any applicable limitations noted in “Allocation of Investment Opportunities” below, or in this Prospectus, another Brookfield Account could invest in any Follow-On Investment in lieu of, or alongside, the Fund. Additionally, if the Fund makes a Follow-On Investment, there is no assurance that such Follow-On Investment will be successful. Finally, the tax consequences to investors of a Follow-On Investment will likely be determined, at least in part, by the investment structure of the Portfolio Investment previously made by the Fund. Such tax consequences may adversely impact investors due to changes to U.S. or non-U.S. tax laws that are made after the Fund’s original Portfolio Investment but before a Follow-On Investment is made.
In the event that an initial investment in a Portfolio Company was shared between the Fund, other Brookfield Accounts and/or other third parties (including co-investors), and a Follow-On Investment opportunity arises with respect to such initial Portfolio Investment, the Follow-On Investment will not necessarily be made in the same proportions as the initial Portfolio Investment (including, among other reasons, if (i) the relevant entities having different views as to the desirability of the Follow-On Investment or different amounts of available capital, (ii) the Follow-On Investment opportunity has a different investment profile or attributes less suited to the relevant entities, (iii) a Brookfield Account had participated in the applicable initial Portfolio Investment in support of the Fund and determines that similar support is not needed or appropriate in respect of the applicable Follow-On Investment or (iv) in situations where Brookfield had earlier provided interim financing in lieu of the Fund providing a Bridge Financing (see “Risk of Bridge Financings” below)). In such cases, one or more such entities’ interest in such initial Portfolio Investment will be diluted at a valuation that will be determined by the Adviser or an affiliate thereof. There could be differing views as between the entities being diluted, on the one hand, and the entities being accreted, on the other hand, regarding such valuation. See also “Valuations” above. It is also possible that such a Follow-On Investment could be made in a part of a Portfolio Company’s capital structure that is different from the part of such Portfolio Company’s capital structure in which the initial Portfolio Investment was made.
Generally, the Fund will make Follow-On Investment opportunities available pro rata in accordance with initial Portfolio Investments; however, because of timing or other considerations, the Fund could make that portion of a Follow-On Investment that is attributable to co-investors or other Brookfield Accounts as a bridge financing and thereafter sell down a portion of such Follow-On Investment to such co-investors or other Brookfield Accounts. In this situation, there is no guarantee that the co-investors or other Brookfield Accounts will acquire their portion of the Follow-On Investment from the Fund and in certain cases, co-investors and other Brookfield Accounts could be given the opportunity to evaluate such Follow-On Investment over an extended period before determining whether to invest. Additionally, to the extent the Adviser determines it is appropriate and where the Fund has sufficient available capital for such purpose (taking into account any applicable funding obligations or other applicable considerations), the Fund could provide other interim financing to a Portfolio Investment for purposes of efficiency, administrative or operational convenience or other similar considerations, in respect of the portion of a Follow-On Investment attributable to co-investors which have not participated in such Follow-On Investment. It is possible that such additional portion of a Follow-On Investment will not be subsequently syndicated but instead is repaid by the Fund. The Fund could or could not receive compensation or interest for making the Follow-On Investment or providing such other financing on behalf of co-investors and, to the extent such amounts are held on the Fund’s credit facility, the Fund could be responsible for any interest payments payable in respect thereof. In the event that co-investors fail to acquire, or determine not to acquire, their portion of a Follow-On Investment from the Fund, the Fund will have an allocation (and related expenses) that will be larger than originally anticipated if the Adviser is unable to syndicate such portion.
Borrowing.   Subject to certain limitations set forth in this Prospectus and under applicable law, the Fund intends, from time to time, to borrow at the Fund-level or at a subsidiary of the Fund on a secured or unsecured basis. It is expected that this indebtedness, if incurred, will be secured primarily by the assets of the Fund. In addition, the Adviser intends to evaluate whether it is prudent and appropriate to incur this leverage and there can be no assurance that leverage will be incurred given that adverse economic factors, such as a significant rise in interest rates, may cause the Adviser, in its discretion, to elect not to incur such leverage.
The extent to which the Fund or its subsidiary (including a Portfolio Company) uses leverage may have important consequences to the stockholders, including, but not limited to, the following: (a) greater fluctuations in the net assets of the Fund; (b) use of cash flow (including capital contributions) for debt service and related costs and expenses, rather than for additional Portfolio Investments, distributions or other purposes; (c) increased interest expense, if interest rate levels were to increase; (d) in certain circumstances, prematurely disposing of Portfolio Investments to service the Fund’s debt obligations; and (e) limitation on the flexibility of the Fund to make distributions to its stockholders or sell assets that are pledged to secure the indebtedness. There can be no assurance that the Fund will have sufficient cash flow to meet its debt service obligations. As a result, the Fund’s exposure to losses may be increased due to the illiquidity of Portfolio Investments generally.
In connection with any credit facility entered into by the Fund, the borrowers thereon (and the stockholders) may be required to (A) make certain representations and warranties to one or more lenders and (B) indemnify the lenders pursuant to any credit facility in case any such representations and warranties are inaccurate. These arrangements may create contingent liabilities of the Fund and/or its subsidiaries, for which the Adviser may establish reserves or escrow accounts.
Capital Raise.   The Fund may hold an initial closing at any time when the Adviser determines in its discretion that a sufficient minimum of capital is ready to close. There is no guarantee that the Fund will meet its capital raising goals. In the event that the Fund does not meet its capital raising goals, the Fund may have made Portfolio Investments based on diversification goals that have assumed a greater amount of capital contributions. As a result, the Fund may deploy capital in a higher concentration than anticipated or desired, including in a particular geographic region, industry, stage of investment, type of security, or single Portfolio Investment and will have no obligation to sell down such Portfolio Investments.
Leveraged Portfolio Investments.   Certain of the Portfolio Investments in which the Fund invests are expected to be leveraged (including leverage senior to the Fund’s Portfolio Investment, a portion of which may be secured by first liens and/or may be at floating interest rates). While an investment in a leveraged Portfolio Company offers the opportunity for increased capital appreciation, and although the Adviser will seek to use leverage in a manner it believes is appropriate under the then-circumstances, such a Portfolio Investment will be subject to increased exposure to adverse economic factors such as a significant rise in interest rates, a severe downturn in the economy or deterioration in the condition of such Portfolio Company, and such Portfolio Company may be subject to restrictive financial and operating covenants. This leverage may result in more serious adverse consequences to such Portfolio Investments (including their overall profitability or solvency) in the event these factors or events occur than would be the case for less leveraged companies. This could impair such Portfolio Company’s ability to finance its future operations and capital needs and result in restrictive financial and operating covenants. As a result, such Portfolio Company’s flexibility to respond to changing business and economic conditions may be limited. If such a Portfolio Company is unable to generate sufficient cash flow to meet principal and/or interest payments on its indebtedness or make regular dividend payments, such Portfolio Company may default on its loan agreements or be forced into bankruptcy, resulting in a restructuring of such Portfolio Company’s capital structure or liquidation, in which case the value of the Portfolio Investment in such Portfolio Company could be significantly reduced or even eliminated. The debt securities acquired by the Fund will generally not be the most senior in what could be a complex capital structure, and thus subject to greater risk of loss. Furthermore, to the extent the Portfolio Investments in which the Fund has invested become insolvent, the Fund may determine, in cooperating with other debt holders or on its own, to engage, at the Fund’s expense in whole or in part, counsel and other advisors in connection therewith.
Further, an adverse economic change could result in some lenders imposing more stringent restrictions on the terms of credit or a general reduction in the amount of credit available in the markets in which the Fund will seek to invest. Any negative impact from the tightening of, or adverse changes in, the credit markets may result in: (a) an inability to finance the acquisition of Portfolio Investments on favorable terms, if at all; (b) increased financing costs; or (c) financing with increasingly restrictive covenants. Such changes in turn may negatively impact the performance of Portfolio Investments. To the extent there is a lack of readily available and reasonably priced debt financing available to potential purchasers at the time the Fund is ready to dispose of a Portfolio Investment, such circumstances could materially and negatively affect the number of potential purchasers and the prices purchasers are willing to pay the Fund.
Risk of Bridge Financings.   The Fund may make a Portfolio Investment (including a Follow-On Investment) with the intent of selling, refinancing or otherwise reducing such Portfolio Investment, including through co-investment by one or more third parties, after the closing of such Portfolio Investment. Any such Portfolio Investment may include assets that the Adviser may not have caused the Fund to acquire on a stand-alone basis (including because the risk/return profile or other characteristics of such assets may not be desirable or appropriate for the Fund), and the Adviser may seek to reduce the Fund’s exposure to such assets through disposition, refinancing, co-investment or another transaction. In these situations, the Fund’s strategy may depend, in part, upon its ability to sell, refinance or otherwise reduce its exposure to such Portfolio Investments after initially agreeing to consummate them. There can be no assurance in such instances that the Fund will be successful in doing so or that the terms of any such transaction will be attractive, including because there may not be sufficient interest in or for the assets or third parties may not accept all or a portion of the amount offered for co-investment. If the Fund is unable to complete such an anticipated transaction, its Portfolio Investments will be less diversified than they otherwise may have been and the Fund may have greater exposure to certain Portfolio Investments, regions and sectors than intended or desired, including to assets that the Adviser would not have acquired on a stand- alone basis or to a Portfolio Investment that exceeds the amount that is permitted to be invested in a single Portfolio Investment that does not involve Bridge Financing. In addition, to the extent that the Fund is unable to complete an anticipated transaction, it may incur broken deal and related costs associated with the pursuit of such transaction. See also “Co-Investment Expenses.”
Generally, in the case of the Fund reducing a Portfolio Investment involving Bridge Financing (including through disposition or co-investment), such transaction will be completed at a price negotiated by the Adviser and the purchaser taking into account the then-relevant facts and circumstances, which may include the Fund’s cost of such Portfolio Investment (and an allocable portion of costs and expenses) and other market events and forces. There can be no assurance that such transaction price will be equal to or more than the Fund’s cost of such Portfolio Investment or that it necessarily or accurately reflect the then-market value of such Portfolio Investment, all costs and expenses associated therewith, or any interest or other carrying cost that would typically be associated with a loan. In addition, the Fund may face increased risk of inability to complete the transaction under certain market conditions, including when the Portfolio Investment has decreased in value while held by the Fund. The Fund will be required to bear the losses of such Portfolio Investment if such a transaction is not consummated or if required to sell the co-investment at a reduced price in order to reduce the Fund’s exposure to such Portfolio Investment.
In circumstances in which the Fund otherwise could have made a Bridge Financing, Brookfield may elect to provide such interim financing in lieu of the Fund doing so (any such interim financing, the “Syndicate Amount”). While Brookfield expects to syndicate any such interest to one or more other parties in such circumstances, there can be no guarantee that such syndication will be successful. If such syndication is not successful, Brookfield will own more of the applicable Portfolio Company than it originally intended. See “Allocation of Co-Investments” below. Further, in any such circumstances, in the event Follow-On Investments are made in such Portfolio Company, the Fund may be required to fund its pro rata share of such Follow-On Investments and the amounts that relate to the Syndicate Amount as though the Fund had made the original Bridge Financing in lieu of Brookfield providing interim financing. As a result, each of Brookfield and the Fund may have differing ownership interests in such Follow-On Investments than in the original Portfolio Investment related thereto. See also “Follow-On Investments” above.
U.S. Dollar Denomination of Shares.   Shares are denominated in United States dollars. Investors subscribing for Shares in any country in which United States dollars are not the local currency should note that changes in the value of exchange between United States dollars and such currency may have an adverse effect on the value, price or income of the investment in the Fund to such investor. There may be non-U.S. exchange regulations applicable to Portfolio Investments in non-U.S. currencies in certain jurisdictions where this Prospectus is being issued. The fees, costs and expenses incurred by stockholders in converting their local currency to United States dollars (if applicable) in order to purchase Shares will be borne solely by such stockholder. In addition, it may be the case that the aggregate amount that a stockholder is required to contribute to the Fund is well in excess of what such stockholder otherwise intended to contribute to the Fund in its local currency as a result of currency fluctuations. Each prospective investor should consult with its own counsel and advisors as to all legal, tax, financial and related matters concerning an investment in Shares.
Litigation.   Litigation can and does occur in the ordinary course of the management of an investment portfolio. The Fund may be engaged in litigation both as a plaintiff and as a defendant. This risk is somewhat greater where the Fund exercises control or significant influence over a Portfolio Company’s direction, including as a result of board participation. Such litigation can arise as a result of issuer default, issuer bankruptcies and/or other reasons. In certain cases, such issuers may bring claims and/or counterclaims against the Fund, the Adviser and/or their respective principals and affiliates alleging violations of securities laws and other typical issuer claims and counterclaims seeking significant damages. The expense of defending against claims made against the Fund by third parties and paying any amounts pursuant to settlements or judgments would be borne by the Fund to the extent that (a) the Fund has not been able to protect itself through indemnification or other rights against the Portfolio Company, (b) the Fund is not entitled to such protections or (c) the Portfolio Company is not solvent. The Adviser and others may be indemnified by the Fund in connection with such litigation, subject to certain conditions.
The outcome of any proceedings involving the Fund or the Portfolio Investments may materially adversely affect the Fund and may continue without resolution for long periods of time. Any litigation may consume substantial amounts of the Adviser’s time and attention, and that time and the devotion of these resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation. Under the Advisory Agreement, the Fund will generally be responsible for indemnifying the Adviser and related parties for costs they may incur with respect to such litigation not covered by insurance.
Third-Party Advice.   The Fund and the Adviser utilize the services of attorneys, accountants, custodians, fund administrators and other consultants in their operations. The Fund and the Adviser generally rely upon such service providers for their professional judgment with respect to legal, tax, accounting, operational, regulatory and other matters. Nevertheless, there exists a risk that such service providers may provide incorrect advice from time to time or may otherwise make errors when providing services. Neither the Fund nor the Adviser will generally have any liability to the stockholders for any reliance upon such advice or services. Service providers will be selected by the Adviser on behalf of the Fund with due care and consistent with their obligations under applicable law. Notwithstanding the foregoing, the Fund may bear the risk of any errors or omissions by such service providers. Additionally, subject to certain limitations, the Fund may be required to exculpate and indemnify such service providers for any losses incurred. See also “Cybersecurity Risk” below. Whenever the Adviser makes a determination or uses its discretion, unless otherwise indicated, it shall do so in its sole and absolute discretion.
Cybersecurity Risk.   The Adviser, the Portfolio Investments and any of their respective service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. For example, the Fund expects to provide stockholders all statements, reports, notices, updates, requests and any other communications required in electronic form, such as e-mail or posting on Brookfield’s web-based reporting site or other Internet service, in lieu of or in addition to sending such communications as hard copies via fax or mail or in person. These systems are subject to a number of different threats or risks that could adversely affect the Fund and the stockholders, despite the efforts of the Adviser, the Portfolio Investments and any of their respective service providers to adopt technologies, processes and practices intended to mitigate these risks and protect the security of their computer systems, software, networks, e-mail and other technology assets, as well as the confidentiality, integrity and availability of information belonging to the Fund and the stockholders. Cyber incidents refer to both intentional attacks and unintentional events including: processing errors, human errors, technical errors including computer glitches and system malfunctions, inadequate or failed internal or external processes, market-wide technical-related disruptions, unauthorized access to digital systems (through “hacking” or malicious software coding), computer viruses, and cyber-attacks which shut down, disable, slow or otherwise disrupt operations, business processes or website access or functionality (including denial of service attacks). For example, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of or prevent access to the systems of the Adviser, the Portfolio Investments, or any of their respective service providers or counterparties or data within those systems without the knowledge of system users. Third parties may also attempt to fraudulently induce employees, customers, third-party service providers or other users of the Adviser’s, the Portfolio Investments’ or any of their respective service providers’ systems to disclose sensitive information in order to gain access to their data or that of the Fund’s investors. A successful penetration or circumvention of the security of the Adviser’s, the Portfolio Investments’ or any of their respective service providers’ systems could result in the loss or theft of a stockholder’s data or funds, the inability to access electronic systems, disruption of its business, loss or theft of proprietary information or corporate data, physical damage to a computer or network system or costs associated with system repairs. Such incidents could cause the Fund, the Adviser, the Portfolio Investments or any of their respective service providers to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures, liability to clients or third parties, regulatory intervention or financial loss. The Fund and the Adviser make no assurances, representations or warranties in relation to these matters, and have not obtained representations or warranties in relation to these matters from all of their respective service providers. In addition, the Adviser, the Fund’s subsidiaries and each of their respective affiliates reserve the right to intercept, monitor and retain e-mail messages to and from its systems as permitted by applicable law. Substantial costs may be incurred in order to prevent any cyber incidents in the future. While the Fund’s service providers have established business continuity plans in the event of, and risk management systems to prevent, such cyber incidents, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, the Fund cannot control the cybersecurity plans and systems put in place by its service providers or any other third parties whose operations may affect the Fund. In addition, jurisdictions in which Brookfield operates have recently adopted or are considering adopting laws that include stringent operational requirements for entities processing personal information and significant penalties for non-compliance, such as the EU GDPR, California Privacy Act and the New York SHIELD Act, and a range of proposed additional laws as the U.S. federal and state level.
Dependence on Third-Party Administrators.   The Fund expects to enter into, and may otherwise be bound from time to time with respect to, a services agreement with a third-party administrator. Any such administrator may perform certain administrative, accounting and reporting services for or related to the Fund. If engaged, the Fund would depend on the services provided by any such administrator in order to comply with certain reporting and other obligations set forth in this Prospectus. The Adviser intends to monitor any such administrator and its performance. However, there is no assurance that such administrator will comply with its obligations to the Fund or that the Fund will be able to recover in part or in full any damages caused by any failure of such administrator to comply with such obligations, including as a result of such administrator’s bankruptcy, lack of liquidity, operational failure or otherwise. Investors will not have the ability to bring a direct claim against any such administrator and, to the extent that such administrator is performing obligations of the Adviser or its affiliates, the Advisory Agreement includes exculpation and indemnification provisions that will limit the circumstances under which the Adviser and its affiliates can be held liable to the Fund. The Fund would pay all fees payable to any such administrator with respect to the services for or related to the Fund. In addition to the payment of the fees, the Fund would reimburse any such administrator for any out-of-pocket expenses and other amounts agreed to with such administrator. Under the services agreement, the Fund may agree to indemnify and hold harmless any such administrator and its related parties.
Regulatory Risks.   As an affiliate of Brookfield, which has regulated activities, the Fund and its activities may be subject to certain limitations that may not be applicable to an investor unaffiliated with a regulated entity. The Fund may also be subject to certain restrictions when considering investments or business activities in regulated industries because of the impact of these investments on Brookfield. As a result, the Adviser may restrict or limit transactions or exercise of rights for the Fund or limit the amount of voting securities purchased by the Fund or restrict the type of governance rights it acquires or exercises in connection with its investments in regulated industries. In addition, regulatory changes could occur during the term of the Fund that may materially and adversely affect the Fund.
Regulatory Risks of Portfolio Funds.   The regulatory environment for Portfolio Funds (and for registered investment companies investing in Portfolio Funds) is complex and evolving. Changes in the regulation or taxation of Portfolio Funds are impossible to predict and may adversely affect the value of the Infrastructure Investments, the ability of the Fund to execute its investment strategy, and the ability of the Fund to offer Shares to investors who do not qualify as “accredited investors” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”). There is no guarantee that the SEC will not require the Fund’s stockholders to meet certain eligibility criteria in the future.
Investor Legal, Regulatory and Policy Compliance.   Many stockholders, including U.S. states, their subdivisions and associated pension plans, have adopted stringent investment policies or are required to comply with local laws and regulations, including so-called “pay-to-play” laws, rules, regulations or policies (which, for example, restrict or require disclosure of payments to, and/or certain contacts with, certain politicians or officials associated with public entities). Such stockholders may request terms or provisions, as applicable, which may be more expansive in their requirements than such laws, rules, regulations or policies.

In certain cases, violations of these laws, rules, regulations, policies, provisions or terms, whether as a result of the conduct of the Adviser or a Portfolio Investment or an action by such stockholder, could have an adverse effect on the Fund by, for example, providing the basis for the ability of such stockholder to withdraw from the Fund or an Alternative Investment Vehicle, as applicable.
Prevention of Money Laundering.   As part of the Adviser’s responsibility for the prevention of money laundering under the Uniting and Strengthening America by Providing Appropriate Tools Required to Interrupt and Obstruct Terrorism Act of 2001 (the “PATRIOT Act”) and similar laws, regulations, rules and orders in effect in the United States and non-U.S. countries, the Fund may require a detailed verification of a prospective investor’s and its beneficial owners’ identity and the source of such prospective investor’s capital contributions. In the event of delay or failure by a prospective investor to produce any such information required for verification purposes, the Fund may refuse to accept the subscription and any monies relating thereto. In addition, each prospective investor will be required to represent and warrant to the Fund, among other things, that (a) the proposed investment by such prospective investor will not directly or indirectly contravene United States federal, state, international or other laws or regulations, including the PATRIOT Act and other applicable Anti-Money Laundering Laws and regulations, (b) no capital contribution to the Fund by such prospective investor will be derived, directly or indirectly, from any illegal or illegitimate activities, (c) such prospective investor is not a country, territory, person or entity named on a list promulgated by the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”), the E.U. and/or U.K. regulations prohibiting, among other things, the engagement in transactions with, and the provision of services to, certain non-U.S. countries, territories, entities and individuals, nor is such prospective investor or any of its affiliates a natural person or entity with whom dealings are prohibited under any OFAC, E.U. and/or U.K. regulations, (d) such prospective investor is not owned, directly or indirectly, by any person or entity named on such lists or otherwise subject to such prohibitions under OFAC, E.U. and/or U.K. regulations, and (e) such prospective investor is not otherwise prohibited from investing in the Fund pursuant to other applicable United States anti-money laundering, anti-terrorist and non-U.S. asset control laws, regulations, rules or orders and similar rules in other jurisdictions. Each stockholder will be required to promptly notify the Adviser if any of the foregoing will cease to be true with respect to such stockholder.
As a result of the above-described anti-money laundering regulations or as a result of changes in law, the Adviser may from time to time request (outside of the subscription process), and the stockholders will be obligated to provide to the Adviser upon such request, additional information as from time to time may be required for the Adviser and the Fund to satisfy their respective obligations under these and other laws and regulations that may be adopted in the future. Such information may be provided to governmental and regulatory agencies without notification to the stockholders. Also, the Adviser may from time to time be obligated to file reports with various jurisdictions with regard to, among other things, the identity of the Fund’s stockholders and suspicious activities involving the Shares.
In the event it is determined, or the Adviser believes, that any stockholder, or any direct or indirect owner of any stockholder, is a person identified in any of these laws and regulations as a prohibited person, or is otherwise engaged in activities of the type prohibited under these laws and regulations, or the investments by the stockholders is or has become a prohibited investment, the Adviser may be obligated, among other actions to be taken, to “freeze the account” of such stockholder and withhold distributions of any funds otherwise owing to such stockholder or to cause such stockholder’s Shares to be cancelled or otherwise repurchased (without the payment of any consideration in respect of those Shares).
Risks Associated With Status as a Regulated Investment Company.   The Fund intends to qualify for federal income tax purposes as a regulated investment company under Subchapter M of the Code. Qualification requires, among other things, compliance by the Fund with certain distribution requirements. Statutory limitations on distributions on the common shares if the Fund is leveraged and fails to satisfy the 1940 Act’s asset coverage requirements could jeopardize the Fund’s ability to meet such distribution requirements. The Fund presently intends, however, to purchase or redeem any outstanding leverage to the extent necessary in order to maintain compliance with such asset coverage requirements. Qualification also requires the Fund to diversify its investments in the manner prescribed by the RIC rules. Satisfying such diversification requirements may limit or otherwise adversely affect the implementation and execution of the Fund’s investment strategy.

Tax-Exempt Investors.   Certain entities are generally exempt from U.S. taxation under Section 501 of the Code except to the extent that they have “unrelated business taxable income” (“UBTI”). UBTI is income from an unrelated trade or business regularly carried on, excluding various types of income (so long as not derived from debt-financed property) such as dividends, interest, royalties, rents from real property (and incidental personal property) and gains from the sale of property other than inventory and property held primarily for sale to customers. The Fund may make Portfolio Investments that would generate UBTI if owned directly by a U.S. tax-exempt investor, but if such an investor realizes this income through its ownership in a corporation that qualifies as a RIC, the income from the RIC would not constitute UBTI as long as the tax-exempt investor has not acquired its shares in the Fund with acquisition indebtedness and the RIC has not recognized income derived from direct or indirect investments in residual interests in real estate mortgage investment conduits or equity interests in taxable mortgage pools. If the Fund fails to qualify as a RIC, it will still be treated as a corporation, and as such would not pass UBTI through to tax-exempt investors (subject to the conditions described in the preceding sentence).
Non-U.S. Investors.   Non-U.S. investors are generally exempt from U.S. net income taxation if their activities consist solely of trading in securities or commodities for their own account (as described in Section 864 of the Code). However, non-U.S. investors would be subject to U.S. net income taxation to the extent their income is effectively connected with the conduct of a trade or business in the United States, as defined in the Code (“ECI”). The Fund may make Portfolio Investments that generate ECI, including investments in flow-through entities that are engaged or treated as engaged in U.S. trade or business. However, as a corporation for U.S. tax purposes, the Fund would not pass through ECI to its stockholders unless the Fund is treated as a United States real property holding corporation (“USRPHC”). Dividends from the Fund, to the extent they do not constitute “qualified net interest income” or “qualified short-term capital gain” (each as defined below) from a RIC, generally would be subject to U.S. federal withholding tax at a rate of 30% or lower rate imposed by an applicable tax treaty. Accordingly, each prospective non-U.S. investor should consult with its own tax and other advisors as to the advisability and tax consequences to its particular circumstances of an investment in the Fund.
Special rules would apply if the Fund were a qualified investment entity (“QIE”) because it is either a USRPHC or would be a USRPHC but for the operation of certain exceptions to the definition of “United States real property interests” (“USRPIs”) described below. Very generally, a USRPHC is a domestic corporation that holds USRPIs the fair market value of which equals or exceeds 50% of the sum of the fair market values of the corporation’s USRPIs, interests in real property located outside the U.S., and other trade or business assets. USRPIs are generally defined as any interest in U.S. real property and any interest in a USRPHC (other than solely as a creditor) or, very generally, an entity that has been a USRPHC in the last five years. A RIC that holds, directly or indirectly, significant interests in real estate investment trusts (“REITs”) may be a USRPHC. Interests in domestically controlled QIEs, including REITs and RICs that are QIEs, not-greater-than 10% interests in publicly traded classes of stock in REITs and not-greater- than-5% interests in publicly traded classes of stock in RICs generally are not USRPIs, but these exceptions do not apply for purposes of determining whether the Fund is a QIE. If an interest in the Fund were a USRPI, the Fund would be required to withhold U.S. tax on the proceeds of a share redemption by a non-U.S. investor, in which case such non-U.S. investor generally would also be required to file U.S. tax returns and pay any additional taxes due in connection with the redemption.
If the Fund were a QIE, under a special “look-through” rule, any distributions by the Fund to a non-U.S. investor (including, in certain cases, distributions made by the Fund in redemption of its Shares) attributable directly or indirectly to (i) distributions received by the Fund from a lower-tier RIC or REIT that the Fund is required to treat as USRPI gain in its hands, and (ii) gains realized on the disposition of USRPIs by the Fund would retain their character as gains realized from USRPIs in the hands of the Fund’s non-U.S. investors and would be subject to U.S. tax withholding. In addition, such distributions would result in the non-U.S. investor being required to file a U.S. tax return and pay tax on the distributions at regular U.S. federal income tax rates.
Financial and Tax Situation.   The results of the Fund’s activities may affect individual stockholders differently, depending upon their individual financial and tax situations because, for instance, of the timing of a cash distribution or of an event of realization of gain or loss and its characterization as long-term or short-term gain or loss. The Adviser will endeavor to make decisions in the best interest of the Fund as a whole, but there can be no assurance that a result will not be more advantageous to some stockholders compared to other stockholders, or to the Adviser compared to any particular stockholder.
Each prospective investor should be aware that tax laws, regulations and IRS rulings and guidance are changing on an ongoing basis, and such laws and regulations may be changed with retroactive effect and may directly or indirectly subject the Fund and/or the stockholders to increased tax liabilities or have other adverse effects, including requiring stockholders to provide certain additional information to the Fund. Moreover, the interpretation and application of tax laws and regulations by certain tax authorities may not be clear, consistent or transparent. Uncertainty in the tax law may require the accrual of potential tax liabilities even in situations where the Fund or the stockholders do not expect to be ultimately subject to such tax liabilities. Moreover, accounting standards or related tax reporting obligations may change, giving rise to additional accruals or other obligations.
Taxation of the Fund in Non-U.S. Jurisdictions.   The Fund or its stockholders could be subject to tax and/or tax filing obligations in non-U.S. jurisdictions in which the Fund invests. In addition, proceeds from Portfolio Investments held by the Fund could be reduced by withholding taxes or other taxes imposed by non-U.S. jurisdictions in which the Fund invests, and there can be no assurance that U.S. tax credits may be claimed with respect to such non-U.S. taxes incurred.
Debt-Equity Treasury Regulations.   The Treasury Regulations treat certain related-party financings as equity and recharacterize interest payments as dividends. Such re-characterization would preclude the deductibility of interest related to such financing. Although such Treasury Regulations in their current form are not expected to impact the Fund, the scope of such Treasury Regulations may be expanded.
Adequacy of Reserves.   The Fund may establish holdbacks or reserves, including for estimated accrued expenses, Management Fees, pending or anticipated liabilities, Portfolio Investments, claims and contingencies relating to the Fund. Estimating the appropriate amount of such reserves is difficult and inadequate or excessive reserves could impair the investment returns to stockholders. If the Fund’s reserves are inadequate and other cash is unavailable, the Fund may be unable to take advantage of attractive investment opportunities or protect its existing Portfolio Investments. Further, the allocation of investment opportunities among the Fund and other Brookfield Accounts may depend, in part, on their respective reserves at the time of allocating the opportunity, possibly resulting in different investment allocations if any such reserves are inadequate or excessive.
In-Kind Remuneration to the Adviser.   The Adviser may choose to receive Shares in lieu of certain fees or distributions. Under certain circumstances, Shares held by the Adviser or its affiliates may be withdrawn in exchange for distributions in cash at the holder’s election, and there may not be sufficient cash to make such a withdrawal/repurchase payment; therefore, the Fund may need to use cash from operations, borrowings, offering proceeds or other sources to make the payment, which will reduce cash available for distribution to a stockholder or for investment in the Fund’s operations.
Sourcing and Payment of Distributions.   The Fund’s ability to make distributions to its stockholders may be adversely affected by a number of factors, including the risk factors described in this Prospectus. The Fund has a limited track record and may not generate sufficient income to make distributions to the Fund’s stockholders. The Adviser or its delegate will make determinations regarding distributions based upon, among other factors, the Fund’s financial performance, debt service obligations, debt covenants, tax requirements and capital expenditure requirements. Among the factors that could impair the Fund’s ability to make distributions to its stockholders are:
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the Fund’s inability to invest the proceeds from sale of Shares on a timely basis;

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the Fund’s inability to realize attractive risk-adjusted returns on the Fund’s Portfolio Investments;

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high levels of expenses or reduced revenues that reduce the Fund’s cash flow or non-cash earnings; and

•
defaults in the Fund’s investment portfolio or decreases in the value of the Fund’s Portfolio Investments.

As a result, the Fund may not be able to make distributions to its stockholders at any time in the future, and the level of any distributions the Fund does make to stockholders may not increase or even be maintained over time, any of which could materially and adversely affect the value of an investment in the Fund.
The Fund may not generate sufficient cash flow from operations to fully fund distributions to stockholders, particularly during the early stages of the Fund’s operations. Therefore, the Fund may fund distributions to the Fund’s stockholders from sources other than cash flow from operations, including, without limitation, the sale of assets, borrowings, return of capital or offering proceeds (including from sales of Shares). The extent to which the Fund pays distributions from sources other than cash flow from operations will depend on various factors, the extent to which the Adviser elects to receive its Management Fee and Incentive Fee in the Shares, how quickly the Fund invests the proceeds from this and any future offering and the performance of the Fund’s Portfolio Investments. Funding distributions from the sales of assets, borrowings, return of capital or proceeds of the offering will result in the Fund having less funds available to acquire its Portfolio Investments. As a result, the return realized on an investment in the Fund may be reduced. Doing so may also negatively impact the Fund’s ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in the Fund on a percentage basis and may impact the value of your investment especially if the Fund sells these securities at prices less than the price you paid for your Shares. The Fund may be required to continue to fund the Fund’s regular distributions from a combination of some of these sources if the Fund’s Portfolio Investments fail to perform, if expenses are greater than the Fund’s revenues or due to numerous other factors. The Fund has not established a limit on the amount of its distributions that may be paid from any of these sources.
To the extent the Fund borrows funds to pay distributions, it would incur borrowing costs and these borrowings would require a future repayment. The use of these sources for distributions and the ultimate repayment of any liabilities incurred could adversely impact the Fund’s ability to pay distributions in future periods, decrease the Fund’s NAV, decrease the amount of cash the Fund has available for operations and new investments and adversely impact the value of your investment.
The Fund may also defer operating expenses or pay expenses (including the fees of the Adviser) with Shares in order to preserve cash flow for the payment of distributions. The ultimate repayment of these deferred expenses could adversely affect the Fund’s operations and reduce the future return on your investment. The Fund may permit the Adviser to withdraw Shares shortly after issuing such Shares as compensation. The payment of expenses in Shares will dilute your ownership interest in the Fund’s portfolio of assets. There is no guarantee any of the Fund’s operating expenses will be deferred and the Adviser is under no obligation to receive future fees or distributions in Shares and may elect to receive such amounts in cash.
RISKS ASSOCIATED WITH SECONDARY INVESTMENTS
General Risks of Secondary Investments.   The overall performance of the Fund’s Secondary Investments depends in large part on the acquisition price paid, which may be negotiated based on incomplete or imperfect information. Certain Secondary Investments may be purchased as a portfolio, and in such cases the Fund may not be able to exclude from such purchases those investments that the Adviser considers (for commercial, tax, legal or other reasons) less attractive. In addition, the costs and resources required to investigate the commercial, tax and legal issues relating to Secondary Investments may be significant. The Portfolio Funds or the interests that the Adviser may consider for investment may have been formed or organized to meet the specific regulatory, tax or ERISA objectives of the original investors, which may not correspond to the objectives of the Fund. Accordingly, investment by the Fund may not be permitted, may be otherwise restricted or may be inefficient from a tax perspective to one or more categories of investors in the Fund. The Adviser may seek to structure any investment to address any applicable regulatory, tax or ERISA limitations, but may not be successful in doing so.
Non-Traditional Secondary Transactions and Joint and Other Investments.   The Fund may invest with third-parties and otherwise through joint ventures, structured transactions and similar arrangements, and may invest in “synthetic secondaries” or other non-traditional secondary investments such as fund recapitalizations, as well as other assets. These investments may be designed to share risk in the underlying investments with third-parties or may involve the Fund taking on greater risk generally with an expected greater return or reducing risk with a corresponding reduction in control or in the expected rate of return. These arrangements may expose the Fund to additional risks, including risks associated with counterparties and risks associated with the lack of registered title to the investments in the Portfolio Funds, in addition to the normal risks associated with the Portfolio Funds, their managers and portfolio companies. In addition, the Fund may make other investments with risk and return profiles that the Adviser determines to be similar to those of traditional secondary investments. These investments may be outside the core expertise of the Adviser and may involve different risks to those of traditional secondary investments.
Restrictions on Transfers of Secondary Interests.   The secondary interests in which the Fund may invest are highly illiquid, long-term in nature and typically subject to significant restrictions on transfer, including a requirement for approval of the transfer by the general partner or the investment manager of the Portfolio Fund, and often rights of first refusal in favor of other investors. Completion of the transfer is often time-consuming and relatively difficult as compared to a transfer of other securities. Although the Adviser believes that the Fund will be viewed by the general partners or investment managers as an attractive investor, there can be no assurance that the Fund will be successful in closing on acquisitions of secondary interests, even in situations where it has signed a binding contract to acquire the investments. For example, a general partner or investment manager may expect a secondary buyer to commit on a primary basis to a new fund it is sponsoring as a condition to its consent to the secondary transfer, and the Fund may not be able or willing to close on such a “stapled secondary” transaction as a result of such condition. In addition, as part of the transfer of an interest in a Portfolio Fund, the Fund may assume the obligations of the seller as owner of the interest, including the obligation to return distributions previously received by the seller in respect of investments made by the Portfolio Fund prior to such transfer, including investments that are not owned by the Portfolio Fund at the time of such transfer. The Fund may or may not be indemnified by the seller against these obligations, but if the Fund is not so indemnified or if it is unable to recover on the indemnity, the Fund will suffer the economic loss.
RISKS ASSOCIATED WITH INVESTMENTS IN PORTFOLIO FUNDS
General Risks of Investments in Portfolio Funds.   Because the Fund invests in Portfolio Funds, a stockholder’s investment in the Fund will be affected by the investment policies and decisions of the Portfolio Fund Manager of each Portfolio Fund in direct proportion to the amount of Fund assets that are invested in each Portfolio Fund. The Fund’s net asset value may fluctuate in response to, among other things, various market and economic factors related to the markets in which the Portfolio Funds invest and the financial condition and prospects of issuers in which the Portfolio Funds invest. The success of the Fund depends, in part, upon the ability of the Portfolio Fund Managers to develop and implement strategies that achieve their investment objectives. Stockholders will not have an opportunity to evaluate the specific investments made by the Portfolio Funds or the Portfolio Fund Managers, or the terms of any such investments. In addition, the Portfolio Fund Managers could materially alter their investment strategies from time to time without notice to the Fund. There can be no assurance that the Portfolio Fund Managers will be able to select or implement successful strategies or achieve their respective investment objectives.
Portfolio Funds are Not Registered.   The Fund is registered as an investment company under the 1940 Act. The 1940 Act is designed to afford various protections to investors in pooled investment vehicles. For example, the 1940 Act imposes limits on the amount of leverage that a registered investment company can assume, restricts layering of costs and fees, restricts transactions with affiliated persons and requires that the investment company’s operations be supervised by a board of managers, a majority of whose members are independent of management. However, most of the Portfolio Funds in which the Fund invests are not subject to the provisions of the 1940 Act. Many Portfolio Fund Managers may not be registered as investment advisers under the Advisers Act. As an investor in the Portfolio Funds managed by Portfolio Fund Managers that are not registered as investment advisers, the Fund will not have the benefit of certain of the protections of the Advisers Act.
In addition, the Portfolio Funds typically do not maintain their securities and other assets in the custody of a bank or a member of a securities exchange, as generally required of registered investment companies, in accordance with certain SEC rules. A registered investment company which places its securities in the custody of a member of a securities exchange is required to have a written custodian agreement, which provides that securities held in custody will be at all times individually segregated from the securities of any other person and marked to clearly identify such securities as the property of such investment company and which contains other provisions designed to protect the assets of such investment company. The Portfolio Funds in which the Fund will invest may maintain custody of their assets with brokerage firms which do not separately segregate such customer assets as would be required in the case of registered investment companies, or may not use a custodian to hold their assets. Under the provisions of the Securities Investor Protection Act of 1970, as amended, the bankruptcy of any brokerage firm used to hold Portfolio Fund assets could have a greater adverse effect on the Fund than would be the case if custody of assets were maintained in accordance with the requirements applicable to registered investment companies. There is also a risk that a Portfolio Fund Manager could convert assets committed to it by the Fund to its own use or that a custodian could convert assets committed to it by a Portfolio Fund Manager to its own use. There can be no assurance that the Portfolio Fund Managers or the entities they manage will comply with all applicable laws and that assets entrusted to the Portfolio Fund Managers will be protected.
Portfolio Funds are Generally Non-Diversified.   While there are no regulatory requirements that the investments of the Portfolio Funds be diversified, some Portfolio Funds may undertake to comply with certain investment concentration limits. Portfolio Funds may at certain times hold large positions in a relatively limited number of investments. Portfolio Funds may target or concentrate their investments in particular markets, sectors or industries. Those Portfolio Funds that concentrate in a specific industry or target a specific sector will also be subject to the risks of that industry or sector, which may include, but are not limited to, rapid obsolescence of technology, sensitivity to regulatory changes, minimal barriers to entry and sensitivity to overall market swings. As a result, the net asset values of such Portfolio Funds may be subject to greater volatility than those of investment companies that are subject to diversification requirements and this may negatively impact the net asset value of the Fund.
Securities of Portfolio Funds are Generally Illiquid.   The securities of the Portfolio Funds in which the Fund invests or plans to invest will generally be illiquid. Subscriptions to purchase the securities of Portfolio Funds are generally subject to restrictions or delays. Similarly, the Fund may not be able to dispose of Portfolio Fund interests that it has purchased in a timely manner and, if adverse market conditions were to develop during any period in which the Fund is unable to sell Portfolio Fund interests, the Fund might obtain a less favorable price than that which prevailed when it acquired or subscribed for such interests, and this may negatively impact the net asset values of the Fund.
Portfolio Fund Operations are Not Transparent.   The Adviser does not control the investments or operations of the Portfolio Funds. A Portfolio Fund Manager may employ investment strategies that differ from its past practices and are not fully disclosed to the Adviser and that involve risks that are not anticipated by the Adviser. Some Portfolio Fund Managers may have a limited operating history, and some may have limited experience in executing one or more investment strategies to be employed for a Portfolio Fund. Furthermore, there is no guarantee that the information given to the Administrator and reports given to the Adviser with respect to the Fund’s investments in Portfolio Funds will not be fraudulent, inaccurate or incomplete.
Valuation of the Fund’s Interests in Portfolio Funds.   The valuation of the Fund’s investments in Portfolio Funds is ordinarily determined based upon valuations provided by the Portfolio Fund Managers of such Portfolio Funds which valuations are generally not audited. A majority of the securities in which the Portfolio Funds invest will not have a readily ascertainable market price and will be valued by the Portfolio Fund Managers. In this regard, a Portfolio Fund Manager may face a conflict of interest in valuing the securities, as their value may affect the Portfolio Fund Manager’s compensation or its ability to raise additional funds. No assurances can be given regarding the valuation methodology or the sufficiency of systems utilized by any Portfolio Fund, the accuracy of the valuations provided by the Portfolio Funds, that the Portfolio Funds will comply with their own internal policies or procedures for keeping records or making valuations, or that the Portfolio Funds’ policies and procedures and systems will not change without notice to the Fund. As a result, valuations of the securities may be subjective and could prove in hindsight to have been wrong, potentially by significant amounts. The Board has approved valuation procedures for the Fund and has designated the Adviser as the valuation designee pursuant to Rule 2a-5 under the 1940 Act to perform fair value determinations relating to any or all Fund investments, subject to the oversight of the Board. The Adviser will periodically review Portfolio Fund Managers’ valuation methods and inputs, including at initial purchase, but will generally not have sufficient information in order to be able to confirm or review the accuracy of valuations provided by Portfolio Fund Managers.

A Portfolio Fund Manager’s information could be inaccurate due to fraudulent activity, misvaluation or inadvertent error. In any case, the Fund may not uncover errors for a significant period of time. Even if the Adviser elects to cause the Fund to sell its interests in such a Portfolio Fund, the Fund may be unable to sell such interests quickly, if at all, and could therefore be obligated to continue to hold such interests for an extended period of time. In such a case, the Portfolio Fund Manager’s valuations of such interests could remain subject to such fraud or error, and the Adviser, in its capacity as the valuation designee, may determine to discount the value of the interests or value them at zero.
Stockholders should be aware that situations involving uncertainties as to the valuations by Portfolio Fund Managers could have a material adverse effect on the Fund if the Portfolio Fund Manager’s, the Adviser’s or the Fund’s judgments regarding valuations should prove incorrect. Prospective investors who are unwilling to assume such risks should not make an investment in the Fund.
Multiple Levels of Fees and Expenses.   Although in many cases investor access to the Portfolio Funds may be limited or unavailable, an investor who meets the conditions imposed by a Portfolio Fund may be able to invest directly with the Portfolio Fund. By investing in Portfolio Funds indirectly through the Fund, the investor bears asset-based and performance-based fees charged by the Fund, in addition to any asset-based fees and performance-based fees and allocations at the Portfolio Fund level. Moreover, an investor in the Fund bears a proportionate share of the fees and expenses of the Fund (including, among other things and as applicable, offering expenses, operating costs, sales charges, brokerage transaction expenses, management fees, distribution fees, administrative and custody fees, and repurchase offer expenses) and, indirectly, similar expenses of the Portfolio Funds. Thus, an investor in the Fund may be subject to higher operating expenses than if he or she invested in a Portfolio Fund directly or in a closed-end fund which did not invest through Portfolio Funds.
Each Portfolio Fund generally will be subject to a performance-based fee or allocation irrespective of the performance of other Portfolio Funds and the Fund generally. Accordingly, a Portfolio Fund Manager to a Portfolio Fund with positive performance may receive performance-based compensation from the Portfolio Fund, and thus indirectly from the Fund and its stockholders, even if the overall performance of the Fund is negative. Generally, asset-based fees payable to Portfolio Fund Managers of the Portfolio Funds will range from 1% to 2.5% (annualized) of the commitment amount of the Fund’s investment, and performance-based fees or allocations are typically 10% to 20%, although it is possible that such amounts may be exceeded for certain Portfolio Fund Managers. The performance-based compensation received by a Portfolio Fund Manager also may create an incentive for that Portfolio Fund Manager to make investments that are riskier or more speculative than those that it might have made in the absence of such performance-based compensation.
Investors that invest in the Fund through financial advisers or intermediaries may also be subject to account fees or charges levied by such parties. Prospective investors should consult with their respective financial advisers or intermediaries for information regarding any fees or charges that may be associated with the services provided by such parties.
Inability to Vote.   To the extent that the Fund owns less than 5% of the voting securities of each Portfolio Fund, it may be able to avoid that any such Portfolio Fund is deemed an “affiliated person” of the Fund for purposes of the Investment Company Act (which designation could, among other things, potentially impose limits on transactions with the Portfolio Funds, both by the Fund and other clients of the Adviser). To limit its voting interest in certain Portfolio Funds, the Fund may enter into contractual arrangements under which the Fund irrevocably waives its rights (if any) to vote its interests in a Portfolio Fund or otherwise seek interests that do not include voting rights. These arrangements may increase the ability of the Fund and other clients of the Adviser to invest in certain Portfolio Funds. However, to the extent the Fund contractually forgoes the right to vote the securities of a Portfolio Fund, the Fund will not be able to vote on matters that require the approval of such Portfolio Fund’s investors, including matters which may be adverse to the Fund’s interests. There are, however, other statutory tests of affiliation (such as on the basis of control), and, therefore, the prohibitions of the Investment Company Act with respect to affiliated transactions could apply in certain situations where the Fund owns less than 5% of the voting securities of a Portfolio Fund. If the Fund is considered to be affiliated with a Portfolio Fund, transactions between the Fund and such Portfolio Fund may, among other things, potentially be subject to the prohibitions of Section 17 of the 1940 Act notwithstanding that the Fund has entered into a voting waiver arrangement.

Consortium or Offsetting Investments.   The Portfolio Fund Managers may invest in consortia, which could result in increased concentration risk where multiple Portfolio Funds in the Fund’s portfolio each invest in a particular underlying company. In other situations, Portfolio Funds may hold economically offsetting positions. To the extent that the Portfolio Fund Managers do, in fact, hold such offsetting positions, the Fund’s portfolio, considered as a whole, may not achieve any gain or loss despite incurring fees and expenses in connection with such positions. In addition, Portfolio Fund Managers are compensated based on the performance of their portfolios. Accordingly, there often may be times when a particular Portfolio Fund Manager may receive incentive compensation in respect of its portfolio for a period even though the Fund’s net asset values may have decreased during such period. Furthermore, it is possible that from time to time, various Portfolio Fund Managers selected by the Adviser may be competing with each other for investments in one or more markets.
Limitations on Ability to Invest in Portfolio Funds.   Certain Portfolio Fund Managers’ investment approaches can accommodate only a certain amount of capital. Portfolio Fund Managers typically endeavor not to undertake to manage more capital than such Portfolio Fund Manager’s approach can accommodate without risking a potential deterioration in returns. Accordingly, each Portfolio Fund Manager has the right to refuse to manage some or all of the Fund’s assets that the Adviser may wish to allocate to such Portfolio Fund Manager. Further, continued sales of Shares would dilute the indirect participation of existing stockholders with such Portfolio Fund Manager.
In addition, it is expected that the Fund will be able to make investments in particular Portfolio Funds only at certain times, and commitments to Portfolio Funds may not be accepted (in part or in their entirety). As a result, the Fund may hold cash or invest any portion of its assets that is not invested in Portfolio Funds in cash equivalents, short-term securities or money market securities pending investment in Portfolio Funds. To the extent that the Fund’s assets are not invested in Portfolio Funds, the Fund may be unable to meet its investment objective.
Indemnification of Portfolio Funds and Portfolio Fund Managers.   The Fund may agree to indemnify certain of the Portfolio Funds and the Portfolio Fund Managers and their respective officers, directors, and affiliates from any liability, damage, cost, or expense arising out of, among other things, acts or omissions undertaken in connection with the management of Portfolio Funds or direct investments. If the Fund were required to make payments (or return distributions received from such Portfolio Funds or direct investments) in respect of any such indemnity, the Fund could be materially adversely affected.
Termination of the Fund’s Interest in a Portfolio Fund.   A Portfolio Fund may, among other things, terminate the Fund’s interest in that Portfolio Fund (causing a forfeiture of all or a portion of such interest) if the Fund fails to satisfy any capital call by that Portfolio Fund or if the continued participation of the Fund in the Portfolio Fund would have a material adverse effect on the Portfolio Fund or its assets.
TRANSFERS & LIQUIDITY
Lack of Liquidity.   There is no current public trading market for the Shares, and the Adviser does not expect that such a market will ever develop. Therefore, repurchases will likely be the only way for you to dispose of your Shares. The Fund expects to process withdrawal related distributions at a price equal to the applicable NAV as of the repurchase date and not based on the price at which you initially purchased your Shares. Subject to limited exceptions, Shares withdrawn within one (1) year of the date of issuance will be subject to a repurchase fee in connection with such withdrawal. As a result, you may receive less than the price you paid for your Shares when you withdraw from the Fund.
The Fund intends, but is not obligated, to conduct quarterly tender offers for up to 5.0% of its outstanding Shares at the applicable NAV per share as of the applicable valuation date in the sole discretion of the Board.
The Adviser may, but is not obligated to, suspend the determination of NAV and/or the Fund’s offering and/or repurchases where circumstances so require.
In the event that, pursuant to the limitations above, not all of the repurchase requests during a given quarter are to be accepted by the Fund, Shares submitted for withdrawal during such quarter will be withdrawn on a pro rata basis (measured on an aggregate basis (without duplication) across the Fund if applicable). All unsatisfied repurchase must be resubmitted for the next available repurchase date, unless such a repurchase request is withdrawn or revoked by a stockholder before such repurchase date.
Certain of the Fund’s assets are expected to consist of Portfolio Investments that cannot generally be readily liquidated without impacting the Fund’s ability to realize full value upon their disposition. Therefore, the Fund may not always have a sufficient amount of cash to immediately satisfy repurchase requests. As a result, your ability to have your Shares repurchased by the Fund may be limited and at times you may not be able to liquidate your investment.
Effect of Repurchases.   Economic events affecting the world economy, could cause stockholders to submit repurchase requests at a time when such events are adversely affecting the performance of the Fund’s Portfolio Investments. Even if the Adviser decides to satisfy all resulting repurchase requests, the Fund’s cash flow could be materially adversely affected. In addition, if the Fund determines to sell Portfolio Investments to satisfy repurchase requests, it may not be able to realize the return on such Portfolio Investments that it may have been able to achieve had it sold at a more favorable time, and the Fund’s results of operations and financial condition could be materially adversely affected.
Mandatory Repurchases.   The Fund may repurchase Shares without consent or other action by the stockholder or other person if the Fund determines that:
•
the Shares have vested in any other person other than by operation of law as a result of the death, divorce, dissolution, bankruptcy, insolvency or adjudicated incompetence of the stockholder;

•
ownership of the Shares by a stockholder or other person is likely to cause the Fund to be in violation of, or require registration of the Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities, or other laws of the U.S. or any other relevant jurisdiction;

•
continued ownership of the Shares by a stockholder may subject the Fund or any stockholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•
any of the representations and warranties made by a stockholder or other person in connection with the acquisition of Shares were not true when made or has ceased to be true; or

•
with respect to a stockholder subject to special laws or compliance requirements, such as those imposed by ERISA, the Bank Holding Company Act or certain Federal Communication Commission regulations (collectively, “Special Laws or Regulations”), the stockholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold any Shares.

Shares will be repurchased at the NAV per share of the class of Shares being repurchased. Stockholders whose Shares are repurchased by the Fund will not be entitled to a return of any amount of sales load that was charged in connection with the stockholder’s purchase of such Shares.

CONFLICTS OF INTEREST
The underlying relationships among the Fund, the Adviser and other Brookfield affiliates set forth in this section titled “Conflicts of Interest” are subject to compliance, in each case, with applicable law, regulations, public guidance of the SEC and the terms and conditions of the Co-Investment Exemptive Relief. As a result, certain of the transactions, relationships and processes and protocols described below may not be applicable to the Fund, or may require modifications in order to be legally permissible and comply with applicable law, regulations, public guidance of the SEC, including its “policy statements” and “interpretive” releases, and the Co-Investment Exemptive Relief.
Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various sectors (and underlying industries), geographies and strategies. As noted in this Prospectus, a key element of the Fund’s strategy is to leverage Brookfield’s experience and expertise and its broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes this is in the Fund’s and its Portfolio Investments’ best interests. However, being part of this broader platform, as well as activities of and other considerations relating to Brookfield and Brookfield Accounts, give rise to actual or potential conflicts of interest which may not be resolved in favor of the Fund’s or its Portfolio Investments’ interests.
Brookfield’s activities include, among others: investment and asset management; sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, secondaries, private and other markets; developing, constructing, owning, managing, operating and servicing real estate and related companies and assets, renewable power and related companies, assets and facilities, infrastructure and related companies and assets, and other businesses and assets including data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines and storage systems and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, “Brookfield Activities”). While it is expected that the Fund will benefit from Brookfield’s expertise, market positioning and connectivity that arise from Brookfield Activities, in the ordinary course of its business, Brookfield’s interests or the interests of the clients or others receiving services through Brookfield Activities (including other Brookfield Accounts) may conflict with the interests of the Fund, notwithstanding Brookfield’s direct or indirect participation in the Fund or the Fund’s Portfolio Investments. While Brookfield expects that its expertise as a global real asset operator will directly impact the Adviser’s and the Fund’s ability to identify, access and assess investment opportunities, and that the Fund’s Portfolio Investments will benefit from the greater Brookfield ecosystem, there can be no assurance of any such successful collaboration or synergies. A lack of successful collaboration or synergies, whether as a result of concerns related to conflicts or otherwise, may impact Brookfield’s ability to successfully implement its strategies or achieve its investment objectives.
The discussion below enumerates certain actual and potential conflicts of interest that are expected to arise in connection with Brookfield Activities (including those relating to Brookfield Accounts), on the one hand, and the services Brookfield provides to the Fund and in connection with the Fund’s activities, on the other hand. These conflicts of interest do not purport to be a complete list or explanation of all actual or potential conflicts of interest that could arise in connection with an investment in the Fund. Dealing with conflicts of interest is difficult and complex, and it is not possible to predict all of the types of conflicts that may arise. Brookfield will monitor potential conflicts of interest and manage such conflicts of interest with regard to the interests of both the Fund and relevant other Brookfield Accounts. However, conflicts may not always be resolved in a manner that is favorable to the Fund. Prospective investors should note that Brookfield often holds significant proprietary interests in Brookfield Accounts, and it is expected that in some cases conflicts of interest may arise between the Fund and another Brookfield Account in which Brookfield has a larger absolute and/or relative interest than its interest in the Fund. In such circumstance, Brookfield’s conflict of interest will be more pronounced. For the avoidance of doubt, Brookfield is not required to and generally does not expect to seek Board approval to manage the conflicts of interest described herein or other potential conflicts of interest that may arise from time to time unless required by applicable law or the Articles of Incorporation. To the extent that prospective investors would benefit from an independent review, such benefit is not available through the Fund’s counsel or through the Adviser or any of their respective affiliates. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in the offering and operation of the Fund.
ALLOCATION OF INVESTMENT OPPORTUNITIES
Allocation of Investment Opportunities.   Brookfield provides investment advice and performs related services for other Brookfield Accounts (including, amongst others, for its own account and/or accounts that are being seeded and/or incubated) which are similar to the advice to be provided and services to be performed by Brookfield for the Fund. Certain Brookfield Accounts have (and additional future Brookfield Accounts will in the future have) investment mandates that overlap with those of the Fund and, in some cases, both the Fund and certain of these Brookfield Accounts may seek an allocation to the same investment opportunities. As noted elsewhere in this Prospectus, the Adviser’s allocation policy is designed to fairly and equitably distribute investment opportunities over time among funds or pools of capital managed by the Adviser and its affiliates and, as a result, the Fund may receive a smaller allocation of such opportunities than would otherwise have been the case.
Notwithstanding the foregoing, Brookfield manages and participates in, and will in the future manage and participate in, Brookfield Accounts that have or will have overlapping investment mandates with the Fund. For the avoidance of doubt, Brookfield Accounts include public and private investment vehicles, programs and accounts that provide seed capital and/or participate in certain investments on behalf of a Brookfield Fund that is being established or expected to be established. In addition, Brookfield expects to continue to manage and participate in new businesses and strategies.
Investment opportunities generally will be allocated pursuant to (and in accordance with) the Fund’s and other Brookfield Accounts’ investment priorities (if any), in all cases subject to the fiduciary duties of the Adviser as well as compliance with the requirements and conditions associated with the Co-Investment Exemptive Relief. Under certain circumstances, subject to compliance with applicable law and the terms of the Co-Investment Exemptive Relief, where the investment mandate of the Fund overlaps with the investment mandate of one or more Brookfield Accounts, any investment opportunity that is suitable for the Fund and one or more other Brookfield Account(s) will be allocated among the Fund and such other Brookfield Account(s) on a basis that the Adviser believes is fair and equitable taking into account various factors, including: (A) the size, nature and type of the investment opportunity (including the risk and return profiles of the opportunity, expected holding period and other attributes) as well as its fit within each account’s investment focus; (B) the nature of the investment focus, objectives, strategies and target rates of return of the Fund and such other accounts (including the investment guidelines and limitations governing the Fund and such other accounts); (C) the relative amounts of capital available for investment; (D) principles of diversification of assets and portfolios (e.g., geographic and/or asset concentration considerations); (E) the expected future capacity of the Fund and such other accounts; (F) cash and liquidity needs, including for pipeline, follow-on and other opportunities pursued by the Fund and such other accounts; (G) the availability of other appropriate or similar investment opportunities; and/or (H) other considerations deemed relevant by the Adviser (including legal, regulatory, tax, structuring, compliance, investment-specific, timing and similar considerations).
The determination of whether a Portfolio Investment is within the scope of the Fund’s investment mandate or more suitable for another Brookfield Account will be made in the discretion of the Adviser. Further, if Brookfield determines that the investment opportunities in respect of a particular sector (which can be comprised of multiple industries) or region are expected (in the fullness of time) to exceed the investment limitations (or appropriate portfolio concentration) related thereto, Brookfield may act as general partner and/or manager to, and otherwise participate in, investment funds that invest in such sectors or regions, including via public or private vehicles managed by Brookfield, co-investment vehicles, separate accounts, strategy-specific vehicles, region-specific vehicles, and sector-specific vehicles or other similar type of vehicle or account (each, a “Sidecar Fund”), and any investment opportunity related thereto will thereafter be allocated between the Fund and the applicable Sidecar Fund on a basis that the Adviser believes is fair and equitable taking into account various factors, including the factors listed in clauses (A)  – (H) above.
From time to time, in applying the principles described above, Brookfield could determine that an investment opportunity will be shared among two or more Brookfield Accounts by causing one Brookfield

Account to acquire certain portions of the investment opportunity while one or more other Brookfield Accounts acquire other portions. In such cases, Brookfield will value the portion of the opportunity allocated to each Brookfield Account (which will impact the purchase price paid by such Brookfield Account) and allocate transaction expenses among such Brookfield Accounts in accordance with its fiduciary duties to the Brookfield Accounts, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures, in particular those relating to the underwriting and valuation of investment opportunities and allocation of fees and expenses. Notwithstanding the foregoing, Brookfield generally will not, unless otherwise required to pursuant to applicable law and/or regulation, seek independent review, opinion, support and/or appraisal for such allocation and/or valuation determinations, including in situations where Brookfield has different economic interests in the participating Brookfield Account(s).
The process for making allocation determinations is inherently subjective and the factors considered by the Adviser in allocating investments among the Fund and other Brookfield Accounts are expected to change over time (including to consider new, additional factors) and one or more different factors are likely to be emphasized or be considered less relevant with respect to different investments depending on the then-existing facts-and-circumstances deemed relevant by Brookfield and taking into account the broader facts and circumstances and portfolio construction considerations applicable to each Brookfield Account. In some cases, this will result in certain transactions being shared among two or more Brookfield Accounts, while in other cases it will result in one or more Brookfield Accounts being excluded from an investment entirely. Since certain Brookfield Accounts represent Brookfield’s proprietary investment activities, the fact that investment opportunities deemed unsuitable for the Fund may be pursued by Brookfield itself presents a conflict of interest when making such suitability determination. Brookfield will make such suitability determination in a manner consistent with its fiduciary duties to the Fund, applicable law, and the terms of the Co-Investment Exemptive Relief but will not be required to disclose to the stockholders the specific instances in which Brookfield has pursued an investment on a proprietary basis after having deemed it unsuitable for the Fund. Additionally, from time to time, Brookfield may identify an investment opportunity that could otherwise be suitable for the Fund, but which, as a result of the particular facts and circumstances surrounding such investment opportunity at such time, Brookfield determines is not appropriate for the Fund and instead and invests on its own behalf (for example, if such investment opportunity falls within a sector, industry, or geography that is relatively new to Brookfield and therefore Brookfield determines it does not have sufficient expertise, knowledge or scale to invest prudently on behalf of the Fund). In such cases, subsequent similar investment opportunities may be allocated to the Fund or its successors, even when the original similar investment opportunities were pursued by Brookfield on a proprietary basis.
Furthermore, Brookfield may be offered a future investment opportunity related to, or arising from, an existing Portfolio Investment (including opportunities that align with and/or are otherwise synergistic with Portfolio Investments), and such future investment opportunity may be allocated to another Brookfield Account instead of being allocated to the Fund because of timing (e.g., too late in the term of the Fund), portfolio construction considerations or other considerations. These subsequent investments may dilute or otherwise adversely affect the interests of the previously invested Brookfield Accounts (including the Fund).
As a result of the foregoing, opportunities sourced by Brookfield that would otherwise be suitable for the Fund may not be available to the Fund in their entirety and/or the Fund may receive a smaller allocation of such opportunities than would otherwise have been the case. See “Allocation of Co-Investments” below.
For the avoidance of doubt, any investment opportunity allocated to the Fund may not ultimately be made by the Fund due to portfolio construction or other similar considerations (including, but not limited to, the availability of capital (or lack thereof), any applicable investment limitations or other concentration considerations), as determined by the Adviser in its discretion. As a result, the Fund may not invest the full amount of any investment opportunity that was allocated to it.
From time to time, the Fund may fund deposits or incur other costs and expenses (including broken deal costs, in the case of an investment that is not consummated) in respect of an investment opportunity that is ultimately shared with or made entirely by another Brookfield Account. In such cases, such other Brookfield Account would be expected to reimburse the Fund for such deposits or other costs or expenses. In other cases, another Brookfield Account may fund deposits or incur other costs and expenses in respect of an investment opportunity that is ultimately shared with or made entirely by the Fund, in which case the Fund will similarly be expected to reimburse such other Brookfield Account for such deposits or other costs or expenses. Additionally, any such reimbursements are expected, but not guaranteed, to include expenses (including interest and other amounts related to borrowings) incurred by the Fund or such other Brookfield Account, but are not expected to include any interest or other compensation for making any deposits or funding such other costs or expenses, which interest will generally be set at a rate aligned with such Brookfield Account’s credit facility, the preferred return of such Brookfield Account or another rate determined by Brookfield to be reasonably applicable (which rate may be higher or lower than the rate applicable to the reimbursing Brookfield Account’s credit facility).
Incentive to Allocate Investment Opportunities Among the Fund, Co-Investment Vehicles and Other Brookfield Accounts.   Notwithstanding the following, Brookfield will make allocation and valuation decisions in accordance with its fiduciary duties to Brookfield Accounts and applicable law, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures. Brookfield will generally have different economic interests in different Brookfield Accounts, including among other things because certain Brookfield Accounts are wholly-owned by Brookfield; Brookfield makes different capital commitments or contributions to different Brookfield Accounts; certain Brookfield Accounts pay carried interest at different rates, and/or are more (or less) likely to generate any carried interest at all or to generate carried interest earlier (or later) in time; and/or because certain Brookfield Accounts charge management fees that are calculated based on their amount of capital deployed. As a result, there could be circumstances in which the aggregate economic benefit to the Adviser and its respective affiliates from allocating an investment opportunity in whole or in part to another Brookfield Account (including a co-investment vehicle) is (or is expected to be) greater than if the particular investments were made solely by the Fund. For example, the Adviser and its respective affiliates may not be required to offset certain transaction, break-up and other fees against management fees for co-investments. Similarly, given its varying economic interests in different Brookfield Accounts, Brookfield will face conflicts of interests in valuing portions of an investment opportunity that is allocated among different Brookfield Accounts, in particular where a portion of the opportunity is to be allocated to a Brookfield Account in which Brookfield has a significantly larger economic interest relative to the other Brookfield Account that is participating in the opportunity.
Allocation of Co-Investments.   Investing in the Fund does not entitle any stockholder to allocations of co-investment opportunities and will not have any right to receive co-investments. To the extent the Adviser determines, in its discretion, that an investment opportunity that is to be offered to and executed by the Fund, in accordance with “Allocation of Investment Opportunities” above, exceeds the amount appropriate for the Fund (which will, in some cases, as determined by the Adviser in its discretion, be less than the maximum concentration permitted under this Prospectus), the Adviser may, in its discretion, offer to one or more third parties — including, in each case, Brookfield Accounts — the ability to participate in such opportunity as a co-investor on such terms and conditions as the Adviser determines and as is consistent with the Co-Investment Exemptive Relief. In addition, the Adviser may offer (and in the past has offered) potential co-investment opportunities to one or more third parties that are potentially of strategic benefit to the applicable investment opportunity and/or the Fund as a whole (“Strategic Co-Investors”). Co-investment opportunities may be offered to Strategic Co-Investors irrespective of whether the available investment opportunity exceeds the amount that would otherwise be appropriate for the Fund, and therefore, participation of a Strategic Co-Investor may reduce the amount of the investment opportunity available to the Fund.
Drag-Along Provisions.   It is likely that the Fund will be subject to certain drag-along provisions in the context of co-investments with other Brookfield Accounts, in each case subject to applicable law and relevant contractual obligations. There may be situations where the timing and terms of any disposition of Portfolio Investments by the Fund as a result of such a drag-along provision may have the effect of providing benefits (economic or otherwise) to one or more other Brookfield Accounts that do not accrue to the Fund in whole or in part. Similarly, a drag-along provision may have the effect of requiring the Fund to dispose of assets that the Adviser, in the absence of the drag-along provision, might have determined to dispose of at a different time or in a different manner. This could have a material adverse effect on the Portfolio Investment results realized by the Fund with respect to any Portfolio Investments (or any portion thereof) disposed of pursuant to a drag-along provision. There could also be circumstances where a drag-along sale would be beneficial to the Fund, but the Fund is prohibited by law, rule or regulation from participating in the transaction.

Conflicts with Secondary Funds.   Brookfield sponsors, manages and invests in certain Brookfield Accounts that focus on making secondary investments (such Brookfield Accounts, “Secondary Funds”), including investments in pooled investment vehicles managed by third parties (“Third Party Vehicles”), recapitalizations of Third Party Vehicles and related investments (collectively, “Secondary Investments”). Such Secondary Funds and Third Party Vehicles are expected to include one or more Brookfield Accounts that focus on making Secondary Investments in respect of infrastructure assets that are consistent with the types of Portfolio Investments targeted by the Fund. See also “Allocation of Investment Opportunities” above. Other Brookfield Accounts (including the Fund) and their investments are expected to compete with such Third Party Vehicles for investment opportunities and are expected to manage competing assets. For example, in a competitive auction process, Third Party Vehicles and Brookfield Accounts (including the Fund) could be potential bidders. Similarly, Third Party Vehicles could invest in an asset that competes with an asset held by a Brookfield Account (including the Fund) for tenants, market share or other matters.
In order to mitigate potential conflicts of interest in these situations, Brookfield may but will not be obligated to take one or more of the following actions (as it determines in its sole discretion): (i) causing the Secondary Fund to remain passive in, or recuse itself from, a situation in which it is otherwise entitled to vote, which would mean that the Secondary Fund defers to the decision or judgment of the Third Party Vehicle or third-party investor(s) in such Vehicle, with respect to certain decisions; (ii) causing the Secondary Fund to hold only non-controlling interests in an investment without governance rights; (iii) referring the matter to one or more persons that is not affiliated with Brookfield; (iv) consulting with and seeking the consent of the Board of Directors, the limited partners of the Secondary Fund (as deemed appropriate by Brookfield) on such matter; or (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of the Secondary Fund, on the one hand, and the other Brookfield Account (including the Fund), on the other hand, in each case with support of separate legal counsel and other advisers.
At all times, Brookfield will endeavor to treat all Brookfield Accounts fairly, equitably and in an impartial manner. However, there can be no assurance that any action or measure pursued by Brookfield will be feasible or effective in any particular situation, or that its own interests won’t influence its conduct, and it is possible that the outcome for the Fund will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions and measures that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
Pursuit of Investment Opportunities by Certain Non-Controlled Affiliates.   Certain companies affiliated with Brookfield (a) are controlled, in whole or in part, by persons other than BAM or entities controlled by it, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control or (b) do not coordinate or consult with the Adviser with respect to investment decisions (together, “Non-Controlled Affiliates”). Such Non-Controlled Affiliates are likely to have investment objectives that overlap with the Fund’s investment objectives and conflicts are likely to arise therefrom. For example, from time to time such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates will pursue investment opportunities which are suitable for the Fund, but which are not made available to the Fund since such Non-Controlled Affiliates do not consult with and/or are not controlled by BAM.
CONFLICTS RELATING TO INVESTMENTS BY OTHER BROOKFIELD ACCOUNTS
Advice to Other Brookfield Accounts May Conflict with the Interests of the Fund.   It is expected that Brookfield (including through the Adviser, their personnel or one of their affiliates) will give advice, and take actions, with respect to current or future Brookfield Accounts (including proprietary accounts of Brookfield) that will compete or conflict with the advice the Adviser gives to the Fund, or will involve a different timing or nature of action than that taken with respect to the Fund, and (b) investments by Brookfield Accounts may have the effect of diluting or otherwise disadvantaging the values, prices, or investment strategies of the Fund. When another Brookfield Account either manages or implements a portfolio decision ahead of, or contemporaneously with, portfolio decisions for the Fund, market impact, liquidity constraints, or other factors could result in the Fund receiving less favorable results, paying higher transaction costs, or being otherwise disadvantaged.
In making certain decisions with regard to the Portfolio Investments that compete with or differ from the interests of one or more Brookfield Accounts, the Adviser could face certain conflicts of interest between the interests of the Fund and the interests of such Brookfield Accounts. These potential conflicts will be exacerbated in situations where Brookfield is entitled to higher fees from other Brookfield Accounts than from the Fund, where portfolio managers making an allocation decision are entitled to performance-based compensation from another Brookfield Account, where there are differences in proprietary investments in the Fund and another Brookfield Account (including the Related-Party Investor) or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to the Adviser. In addition, as a Portfolio Investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. Brookfield (including in its capacity as the general partner or investment manager of a Brookfield Account) will determine the appropriate investment decision for each Brookfield Account (including the Fund) and Brookfield, taking into account the mandate and interests of such Brookfield Account (where applicable) and, when applicable, in accordance with Brookfield’s investment allocation protocols and such Brookfield Account’s governing documents. The investment and divestment decisions made with respect to other Brookfield Accounts may be made without regard to the interests of the Fund, even where such decisions are informed by the Fund’s investment activities and/or adversely affect the Fund.
In addition, certain Brookfield Accounts (and/or investments of such Brookfield Accounts) may provide investment banking and other advisory services to third parties with respect to assets in which the Fund may be invested or seeking to invest. The interests of such Brookfield Accounts (and/or investments of such Brookfield Accounts) in such circumstances may conflict with those of the Fund, and the Fund may compete with such Brookfield Accounts (and/or investments of such Brookfield Accounts) in pursuing certain Portfolio Investments.
Different business units and teams within the Adviser and Brookfield may take views, and make decisions or recommendations, that are different than other areas of the Adviser and Brookfield. Different portfolio management teams within the Adviser and Brookfield may make decisions or take (or refrain from taking) actions with respect to Brookfield Accounts they advise in a manner that may be different than or adverse to the Fund. Such teams might not share information with the Fund’s portfolio management team, including as a result of certain information barriers.
In particular, Brookfield Accounts that focus on making secondary investments are expected to invest in pooled investment funds or other investment vehicles that are managed by third parties. While such Brookfield Accounts are expected to negotiate for certain control rights over (and to offer strategic advice to) such third-party funds and other investment vehicles, such third-party funds and other investment vehicles will not be Brookfield Accounts and generally will not be considered “affiliates” of Brookfield. As a result, the Fund will not be restricted from purchasing Portfolio Investments from, selling Portfolio Investments to, or otherwise transacting with or alongside such third-party funds or other investment vehicles. The interests of such Brookfield Accounts and the third-party funds or other investment vehicles in which they invest may conflict with those of the Fund, including in circumstances in which such other Brookfield Accounts exercise (or decline to exercise) control rights over, or otherwise offer strategic advice to, such third-party funds or other investment vehicles in a manner that differs from Brookfield’s advice to the Fund.
Allocation of Personnel.   The various teams and personnel working on the Fund will also work on matters related to other Brookfield Accounts. Accordingly, conflicts may arise in the allocation of personnel among the Fund and such other strategies. For example, certain of the investment professionals who are expected to devote their business time to the Fund are also contractually required to, and will, devote substantial portions of their business time to the management and operation of other Brookfield Accounts, given the fact that the Fund is expected to co-invest with other Brookfield Accounts. Such circumstances may result in conflicts of interest for such portfolio managers and/or other personnel who are in a similar position.

Other Activities of the Adviser and Investment Committee.   The portfolio managers for the Fund and other Brookfield employees who will play key roles in managing the Fund spend a portion of their time on matters other than or only tangentially related to the Fund. Time will be spent on managing and exiting investments of other Brookfield Accounts, including investments made on behalf of Brookfield, and on providing services to and effecting transactions on behalf of other groups within Brookfield and accounts other than the Fund. Such obligations of these individuals could conflict with their responsibilities to the Fund. These potential conflicts may be exacerbated in situations where employees may be entitled to greater incentive compensation or other remuneration in connection with certain responsibilities than in connection with other responsibilities (including responsibilities in connection with the Fund) or where there are differences in proprietary investments in the Fund and another Brookfield Account (including the Related-Party Investor).
Terms of an Investment by a Brookfield Account May Benefit or Disadvantage Another Brookfield Account.   From time to time, in making investment decisions for the Fund or another Brookfield Account, the Adviser will face certain conflicts of interest between the interests of the Fund, on the one hand, and the interests of the other Brookfield Account. For example, subject to applicable law and any limitations contained in the Articles of Incorporation or the Advisory Agreement, the Adviser from time to time could cause the Fund to invest in securities, bank loans or other obligations of companies or properties affiliated with or advised by Brookfield or in which Brookfield Accounts have an equity, debt or other interest, or to engage in investment transactions that result in other Brookfield Accounts getting an economic benefit, being relieved of obligations or divested of investments. Similarly, such conflicts are also present in other situations. For example, in certain circumstances, a Brookfield Account will pursue a take-private, asset purchase or other material transaction with an issuer in which the Fund is invested, which could result in the Fund being paid out earlier than otherwise expected. In situations where the activities of the Fund enhance the profitability of other Brookfield Accounts with respect to their investment in and activities relating to companies, the Adviser could take the interests of such other Brookfield Accounts into consideration in connection with actions it takes on behalf of the Fund. See “Investments with Related Parties” below.
Conflicts Among Portfolio Investments and Brookfield Accounts.   There may be conflicts between the Fund or a Portfolio Investment, on the one hand, and Brookfield or another Brookfield Account or one or more investments thereof, on the other hand. For example, a portfolio company of another Brookfield Account may be a competitor, customer, service provider or supplier of one or more of the Fund’s Portfolio Investments. In such circumstances, such Brookfield Account or portfolio company thereof may take actions that have adverse consequences for the Fund or one of its Portfolio Investments, such as seeking to increase its market share at the Portfolio Company’s detriment, withdrawing business from the Portfolio Company in favor of a competitor that offers the same product or service at a more competitive price, increasing prices of its products in its capacity as a supplier of the Portfolio Company or commencing litigation against the Portfolio Company. In addition, in such circumstances, the Adviser may not pursue certain such actions on behalf of the Fund, which could result in a benefit to a Brookfield Account other than the Fund, or vice versa. Brookfield has implemented policies and procedures designed to mitigate such potential conflicts of interest. Such policies and procedures could reduce the business activity among the investments of Brookfield Accounts, which would negatively affect a Portfolio Company and, therefore, the Fund as a whole. Another Brookfield Account or portfolio company thereof may nonetheless continue to take such actions that have adverse consequences for the Fund or its Portfolio Investments, and Brookfield will not have any obligation or duty in this regard.
Investments with Related Parties.   In certain circumstances, subject to the limitations set forth under applicable law, in the Articles of Incorporation or this Prospectus, the Fund could invest in assets or companies in which Brookfield or another Brookfield Account (including a co-investment account) holds an equity or debt position or in which Brookfield or another Brookfield Account invests (either in equity or debt positions) subsequent to the Fund’s investment.
Brookfield and other Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to the Fund’s positions) and equity securities (either common or preferred). It is possible that the Fund or one or more of its Portfolio Investments will hold an interest in one part of a company’s capital structure while another Brookfield Account or one or more of its Portfolio Investments holds an interest in another. In situations where such company or property is experiencing distress or bankruptcy, such conflicts of interest will be exacerbated. In such scenarios, other Brookfield Accounts or other consortiums could hold interests that are more senior in the capital structure to that of the Fund and could seek to take over such company or property. In such circumstances, Brookfield Accounts that participate in such asset could take actions that are adverse to the interests of the Fund. Alternatively, the Fund may make an investment in a company in which Brookfield or another Brookfield Account invests and such company may already be experiencing (or may in the future experience) distress or bankruptcy. The Fund may, or may not, be successful in managing it out of such distress. The conflicts between such parties and the Fund will be more pronounced where the asset is near default on existing loans and the Fund may not have the ability to call additional capital or use reserves or other sources of capital in order to sustain its position in the asset (either because the Fund is out of available capital contributions or other limitations). In this case, Brookfield and Brookfield Accounts could, for a relatively small investment, obtain a stake in such company or take over the management of (and risk relating to) such company to the detriment of the Fund.
In situations in which Brookfield and/or another Brookfield Account holds an interest in a Portfolio Investment that differs from that of the Fund, conflicts of interest will arise in connection with, among other things, the following: (i) the nature, timing and terms of each Brookfield Account’s investment; (ii) the allocation of control and other governance rights among the Brookfield Accounts; (iii) the strategic objectives or timing underlying each Brookfield Account’s investments; (iv) differing disposition rights, views and/or needs for all or part of an investment; and/or (v) resolution of liabilities in connection with an investment among the Brookfield Accounts. These conflicts result from various factors, including, among other things, investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment objectives, strategies and horizons and different target rates of return as well as rights in connection with co-investors.
As noted above, from time to time the Fund and other Brookfield Accounts (including co-investment accounts) may invest in different classes or types of securities of the same company (or other assets, instruments or obligations issued by such company) or otherwise on different terms thereby creating divergent interests. For example, if the company or asset experiences financial distress, bankruptcy or a similar situation, the Fund’s interest may be subordinated or otherwise adversely affected by virtue of such Brookfield Account’s involvement and actions relating to its investment to the extent such interest is more senior to, or has different contractual rights than, the Fund’s position. This could be exacerbated by the fact that the Fund generally expects to hold minority interests in the investments it makes alongside the other Brookfield Accounts. In these situations, Brookfield will face conflicts in managing each side’s investment with a view to maximizing its value and, in connection therewith, pursuing or enforcing rights or activities. At all times, Brookfield will seek to treat each Brookfield Account (including the Fund) fairly, equitably and consistent with its investment mandate in pursuing and managing these investments. However, these factors could result in the Fund’s and other Brookfield Accounts’ interests being managed differently under certain circumstances and the Fund realizing different returns (including, possibly lower returns) on its investment than Brookfield and/or other Brookfield Accounts on theirs.
In addition, Brookfield is expected to advise other Brookfield Accounts with respect to different parts of the capital structure of an investment. As a result, Brookfield could pursue or enforce rights or activities, or refrain from pursuing or enforcing rights or activities, with respect to a particular Portfolio Investment in which the Fund has invested. The Fund or such investment could be negatively affected by these activities, and the Fund’s transactions may be executed at prices or terms that may be less favorable than would otherwise have been the case. In addition, in the event that other Brookfield Accounts hold voting securities of an issuer in which the Fund holds loans, bonds, or other credit-related securities, Brookfield or such other Brookfield Accounts may have the right to vote on certain matters that could have an adverse effect on the positions held by the Fund.
As a result of the various conflicts and related issues described above, the Fund could sustain losses during periods where a Brookfield Account achieves profits generally or with respect to particular holdings, or could achieve lower profits or higher losses than would have been the case had the conflicts described above not existed.
In order to mitigate potential conflicts of interest in these situations, Brookfield may but will not be obligated to take one or more actions on behalf of itself, the Fund or another Brookfield Account, including one or more of the following (as it determines in its sole discretion): (A) forbearance of rights, such as causing Brookfield, the Fund or another Brookfield Account to remain passive in a situation in which it is otherwise entitled to vote, which could mean that the Fund (or Brookfield or another Brookfield Account, as applicable) defers to the decision or judgment of an independent, third-party investor; (B) causing Brookfield, the Fund or another Brookfield Account to hold only a non-controlling interests in any such Portfolio Investment; (C) referring the matter to one or more persons that is not affiliated with Brookfield, such as a third-party loan servicer, administrative agent or other agent to review and/or approve of an intended course of action; (D) consulting with the Board on such matter; (E) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of the Fund, on the one hand, and the other Brookfield Account, on the other hand, in each case with support of separate legal counsel and other advisers; (F) seeking to ensure that the Fund and the other Brookfield Account own interests in the same securities or financial instruments and in the same proportions so as to preserve an alignment of interests; or (G) causing the Fund (or another Brookfield Account) to divest of a Portfolio Investment that it otherwise could have held on to, including causing the Fund to sell its position to Brookfield or another Brookfield Account (or vice versa).
At all times, Brookfield will endeavor to treat all Brookfield Accounts (including the Fund) fairly, equitably and in an impartial manner. However, there can be no assurance that any action or measure pursued by Brookfield will be feasible or effective in any particular situation, or that its own interests won’t influence its conduct, and it is possible that the outcome for the Fund will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions and measures that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed. Furthermore, from time to time Brookfield intends to enter into a voting agreement with one or more other Brookfield Accounts alongside which the Fund is invested, which, among other things, would allocate (upon such Brookfield Account’s election), directly or indirectly, certain voting rights of the General Partner or the Investment Manager with respect to the Fund or with respect to one or more properties or Portfolio Investments to such affiliates. However, for the avoidance of doubt, Brookfield will in all circumstances control the Fund.
Restrictions on the Fund’s Activities.   Brookfield is subject to certain protocols, obligations and restrictions in managing the Fund, including conflicts-management protocols, aggregated regulatory reporting obligations and other regulatory restrictions (which also apply with respect to certain Brookfield businesses that are separated by an information barrier) and certain investment-related restrictions, which could in certain situations have an adverse effect on the Fund.
Financing to Fund Counterparties.   There may be situations in which a Brookfield Account will offer and/or commit to provide financing to one or more third parties that are expected to bid for and/or purchase a Portfolio Investment (in whole or in part) from the Fund. This type of financing could be provided through pre-arranged financing packages arranged and offered by a Brookfield Account to potential bidders in the relevant sales process or otherwise pursuant to bilateral negotiations between one or more bidders and the Brookfield Account. For example, where the Fund seeks to sell a Portfolio Investment (in whole or in part) to a third party in the normal course, a Brookfield Account may offer the third party debt financing to facilitate its bid and potential purchase of the Portfolio Investment.
This type of arrangement will only be offered in situations in which Brookfield believes it is neutral to or provides benefits to the Fund by supporting third parties in their efforts to successfully bid for and/or acquire Portfolio Investments. However, acquisition financing arranged and offered by Brookfield Accounts also creates potential conflicts of interest. In particular, the Brookfield Account’s participation as a potential lender in the sales process could create an incentive to select a third-party bidder that uses financing arranged by a Brookfield Account to the potential detriment of the Fund.
In order to mitigate potential conflicts of interest in these situations, Brookfield generally will seek to take one or more of the following actions (as it determines in its sole discretion) in satisfaction of its duties to the Fund: (a) offer Portfolio Investments for sale in the normal course via competitive and blind bidding processes designed to maximize the sales value for the Fund, (b) engage one or more independent advisers, such as sell-side bankers, on behalf of the Fund to administer and facilitate a commercially fair and equitable sales process, (c) consult with the Board and seek its approval with respect to a recommended and/or intended course of action; (d) establish ethical screens or information barriers (which can be temporary and of limited purpose) to separate the Brookfield investment professionals that act on behalf of the Fund, on the one hand, from the Brookfield investment professionals that act on behalf of the Brookfield Account arranging and offering the acquisition financing, on the other hand, and (e) such other actions that Brookfield deems necessary or appropriate taking into account the relevant facts-and-circumstances. However, there can be no assurance that any particular action will be feasible or effective in any particular situation, or that Brookfield’s own interests won’t influence its conduct, and it is possible that the outcome for the Fund will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
In addition, in certain situations the Adviser may accept a bid for a Portfolio Investment from a bidder that received acquisition financing from a Brookfield Account that is at a lower price than an offer that it received from a party that has independent financing sources. For example, although price is often the deciding factor in selecting whom to sell a Portfolio Investment to, other factors frequently influence the seller, including, among other things, closing conditions, lack of committed financing sources, regulatory or other consent requirements, and such other factors that increase the risk of the higher-priced bidder being able to complete or close the transaction under the circumstances. The Adviser could therefore cause the Fund to sell a company to a third party that has received financing from another Brookfield Account, even when such third party has not offered the most attractive price.
In exercising its discretion hereunder, the Adviser will seek to ensure that the Fund obtains the most favorable sale package (including sales price and certainty and speed of closing) on the basis of a commercially fair and equitable sales process.
Investments by Brookfield Personnel.   The partners, members, shareholders, directors, officers and employees of the Adviser and its affiliates (“Brookfield Personnel”) are permitted to buy and sell securities or other investments for their own accounts (including through the Fund or other Brookfield Accounts) or accounts of their family members, including trusts and other controlled entities. Positions may be taken by such Brookfield Personnel that are the same, different from, or made at different times than positions taken for the Fund. To reduce the possibility of (a) potential conflicts between the investment activities of the Fund and those of Brookfield Personnel, and (b) the Fund being materially adversely affected by personal trading activities described above, Brookfield has established policies and procedures relating to personal securities trading. To this end, Brookfield Personnel that participate in managing the Fund’s investment activities are generally restricted from engaging in personal trading activities (unless such activities are conducted through accounts over which Brookfield Personnel have no influence or control), and other Brookfield Personnel generally must pre-clear proposed personal trades. In addition, Brookfield’s policies include prohibitions on insider trading, front-running, trading in securities that are on Brookfield’s restricted trading list, trading in securities that are subject to a black-out period and other restrictions.
Investments by the Related-Party Investor.   Certain executives and former executives of Brookfield own a substantial majority of an investment vehicle (the “Related-Party Investor”) whose investment mandate is managed by Brookfield. The Related-Party Investor’s investment mandate generally focuses on liquid securities and includes, among other things, equity, debt and other investments in Brookfield and third-party companies, which are made directly and through separate accounts managed by Brookfield. The Related- Party Investor’s investments include, among other things, interests in companies that other Brookfield Accounts have invested in, are investing in, are invested in and/or will in the future invest in, including in certain cases investments made alongside other Brookfield Accounts.
There is no information barrier between the personnel managing the Related-Party Investor’s activities and the rest of Brookfield. Brookfield has adopted protocols designed to ensure that the Related-Party Investor’s activities do not materially conflict with or adversely affect the activities of the Fund (or any other Brookfield Account) and to ensure that the Fund’s (and other Brookfield Accounts’) interests are, to the extent feasible, prioritized relative to the Related-Party Investor’s interests, including among others in connection with the allocation of investment opportunities and the timing of execution of investments.

Cross Trades and Principal Trades.   When permitted by applicable law and subject to and in accordance with the terms of the Articles of Incorporation, the Advisory Agreement, and the Prospectus, the Adviser may (but is under no obligation to) cause the Fund to acquire or dispose of Portfolio Investments in cross trades between the Fund and other Brookfield Accounts or effect principal transactions where the Adviser causes the Fund to purchase Portfolio Investments from or sell Portfolio Investments to Brookfield or certain Brookfield Accounts, provided that any such transaction be approved to the extent required by applicable law. There may be potential conflicts of interest or regulatory issues relating to these transactions which could limit the Adviser’s decision to engage in these transactions for the Fund. In connection with a cross trade or a principal transaction, the Adviser and its affiliates may have a potentially conflicting division of loyalties and responsibilities regarding the Fund and the other parties to trade and have developed policies and procedures in relation to such transactions and conflicts. However, there can be no assurance that such transactions will be effected, or that such transactions will be effected in the manner that is most favorable to the Fund as a party to any such transaction. By virtue of entering into the Subscription Agreement, a stockholder consents to the Fund entering into cross trades and, subject to Board consent, principal transactions to the fullest extent permitted under applicable law. For the avoidance of doubt, generally acquisitions or dispositions among certain Portfolio Investments of the Fund and portfolio companies owned by other Brookfield Accounts, PSG, or Non-Controlled Affiliates will not be treated as cross trades or principal transactions and will not require the approval of the Board or any other consent. See “Affiliated Services and Transactions” below.
Management Fee and Incentive Fee.   The Management Fee payable by the Fund to the Adviser (or an affiliate thereof) and the Incentive Fee that the Adviser will be eligible to receive will not be used solely to compensate the Adviser and Brookfield employees. For example, Management Fees and/or Incentive Fees are expected to be retained by Brookfield for the benefit of its public stockholders. Additionally, Brookfield may pledge, make a collateral assignment of, or otherwise use as credit support all or any portion of its right to receive Management Fees and/or Incentive Fees, including the financing of any Brookfield purchases of Shares. The payment of Management Fees and Incentive Fees to persons other than the team responsible for managing the Fund reduces the alignment of interest between the Portfolio Manager and the stockholders.
DECISIONS MADE AND ACTIONS TAKEN THAT MAY RAISE POTENTIAL CONFLICTS OF INTEREST
Material, Non-Public Information; Trading Restrictions; Information Not Made Available.   The ability of the Fund to buy or sell certain securities or take other actions is expected to be restricted in certain circumstances, including by applicable securities laws, regulatory requirements, contractual obligations and/or reputational risk considerations applicable to Brookfield (and/or its internal policies designed to comply with these and similar requirements. For example, Brookfield will possess material, non-public information about issuers that would limit the ability of the Fund to buy and sell securities related to those issuers.
Furthermore, Brookfield, Brookfield Accounts and the Fund are deemed to be affiliates for purposes of certain laws and regulations and it is anticipated that, from time to time, the Fund, Brookfield and Brookfield Accounts will each have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield may need to aggregate certain investment holdings, including holdings of Brookfield, the Fund and Brookfield Accounts for certain securities laws purposes (including trading restrictions pursuant to Rule 144 under the Securities Act, complying with reporting obligations under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including: (a) public utility companies and public utility holding companies; (b) bank holding companies; (c) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (d) casinos and gaming businesses; and (e) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by Brookfield and Brookfield Accounts could result in earlier public disclosure of Portfolio Investments by the Fund and/or Brookfield Accounts that the Fund is invested in, restrictions on transactions by the Fund and/or Brookfield Accounts that the Fund is invested in (including the ability to make or dispose of certain Portfolio Investments at certain times), adverse effects on the prices of Portfolio Investments made by the Fund and/or Brookfield Accounts that the Fund is invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for the Fund and/or Brookfield Accounts that the Fund is invested in.
As a result of the foregoing, the Adviser may restrict, limit or reduce the amount of the Fund’s investment. In addition, certain of the Portfolio Investments may become subject to legal or other restrictions on transfer following their acquisition. When faced with the foregoing limitations, Brookfield will generally avoid exceeding the threshold because exceeding the threshold could have an adverse impact on the ability of the Adviser or Brookfield to conduct its business activities. The Adviser may also reduce the Fund’s interest in, or restrict the Fund from participating in, an investment opportunity that has limited availability or where Brookfield has determined to cap its aggregate investment in consideration of certain regulatory or other requirements so that other Brookfield Accounts that pursue similar investment strategies may be able to acquire an interest in the investment opportunity. The Adviser may determine not to engage in certain transactions or activities which may be beneficial to the Fund because engaging in such transactions or activities in compliance with applicable law would result in significant cost to, or administrative burden on, the Adviser or create the potential risk of trade or other errors.
Brookfield may become subject to additional restrictions on its business activities that could have an impact on the Fund’s activities. In addition, the Adviser may restrict their investment decisions and activities on behalf of the Fund while other Brookfield Accounts, including Brookfield Accounts sponsored, managed or advised by the Adviser are not similarly restricted.
Allocation of Costs and Expenses.   Where a potential investment is pursued on behalf of one or more Brookfield Accounts, including the Fund, the Brookfield Account(s) that ultimately make(s) the investment (or, in the case of a potential investment that is not consummated, the Brookfield Account(s) that Brookfield determines, in its discretion, ultimately would have made the investment) will generally bear the costs and expenses related to such investment (including broken deal costs, in the case of an investment that is not consummated), which may include reimbursing the other Brookfield Accounts for such costs and expenses. Examples of broken deal expenses include (a) research costs, (b) fees and expenses of legal, financial, accounting, consulting or other advisers (including the Adviser or its affiliates) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (c) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (d) travel costs, (e) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction and (f) other expenses incurred in connection with activities related to a particular non-consummated transaction. The Adviser intends to make such judgments in its discretion, and it may modify or change its allocation methodologies from time to time to the extent it determines such modifications or changes are necessary or advisable, which modifications or changes could result in the Fund and/or other Brookfield Accounts bearing less (or more) costs and expenses than it otherwise would have borne without such modifications. For the avoidance of doubt, any such broken deal expenses are not subject to the Fund’s Expense Limitation and Reimbursement Agreement.
Affiliated Services and Transactions.   Where it deems appropriate and relevant, Brookfield intends to provide a variety of different services and products in connection with or to the Fund, the Adviser, the Fund’s subsidiaries or their respective affiliates or to Investments and/or the investment entities of the Fund that would otherwise be provided by independent third parties, including: lending and loan special servicing; development oversight; development management; investment banking (including underwriting financings and/or participation by Brookfield-affiliated broker dealers in the underwriting syndicates for securities issuances by the Fund or the Portfolio Investments); advisory; consulting; acting as alternative investment fund manager or other similar type of manager in jurisdictions where such services are beneficial; the placement and provision of various insurance policies and coverage, including risk retention and/or insurance captives; entitlement, development (including oversight thereof) and development management (including identification and assessment of development opportunities, project planning, engineering analysis, preparing and managing interconnection approvals and permitting, and managing related stakeholder matters), design and construction (including oversight thereof); portfolio company and property management (and oversight thereof) and leasing or facility management; power marketing; system controls; operational (including supply or procurement of office space), legal, financial, compliance, regulatory, tax, back office, environmental, social and governance related services, health, safety and security services, operations and maintenance services; brokerage, corporate secretarial, human resources, bank account and cash management; financial planning and related controls, books and records, payroll, supply or procurement of power and energy; transaction support; accounting and reporting; fund administration; accounting and reporting (including coordinating onboarding, due diligence, reporting and other administrative services with the Fund’s third-party fund administrator and placement agents); other financial operations services, hedging, derivatives, financing and other treasury and capital markets services; services relating to the use of entities that maintain a permanent residence in certain jurisdictions; data generation, analysis, collection and management services; physical and digital security, life and physical safety, and other technical specialties; information technology services and innovation; appraisal and valuation services; market research; cash flow modeling and forecasting; assisting with review, underwriting, analytics, and pursuit of Portfolio Investments and potential Portfolio Investments; client onboarding; services that would be considered Organizational Expenses if performed by a third party; and other services in connection with or to Portfolio Investments or the Fund, the Adviser, the Fund’s subsidiaries or their respective affiliates (such services, collectively, “Affiliated Services”). To the extent Brookfield (including any of its affiliates or personnel, other than Portfolio Investments of other Brookfield Accounts) provides Affiliated Services, it will be compensated for performing such services: (a) at or below an arm’s length rate (the “Affiliate Service Rate”); (b) at cost (including an allocable share of internal costs), plus an administrative fee of 5%, or (c) at any other rates with consent from the Board.
Transactions with Portfolio Investments.   In addition to any Affiliated Services provided by Brookfield (as described above), certain Portfolio Investments will in the ordinary course of business provide services or goods to, receive services or goods from, or participate in agreements, transactions or other arrangements with (including the purchase and sale of assets and other matters that would otherwise be transacted with independent third parties) other Portfolio Investments and investments owned by other Brookfield Accounts. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment and/or receipt of fees, expenses and other amounts and/or other benefits to or from such other Portfolio Investments or the investments of such other Brookfield Accounts (including, in certain cases, performance-based compensation). In certain cases, Brookfield’s investment thesis with respect to a Portfolio Investment will include attempting to create value by actively facilitating relationships between the Portfolio Company of the Fund, on the one hand, and another Portfolio Company or investments or assets owned by other Brookfield Accounts on the other hand. In these and other cases, these agreements, transactions and other arrangements will be entered into either with active participation by Brookfield or by the applicable Portfolio Investments or the Portfolio Investments’ management teams independent of Brookfield. While such arrangements and/or transactions and the fees or compensation involved have the potential for inherent conflicts of interest, Brookfield believes that the access to Brookfield (including investments of other Brookfield Accounts) enhances the Fund’s capabilities and is an integral part of the Fund’s operations and will provide benefits to the Fund that would not exist but for its affiliation with Brookfield. Each transaction will be entered into to satisfy a legitimate business need.
RESOLUTION OF CONFLICTS
Resolution of Conflicts Generally.   In the event that any matter arises that the Adviser determines in its good faith judgment to constitute an actual conflict of interest between the Fund, on the one hand, and Brookfield, or any existing or future Brookfield Account, on the other hand, the Adviser may, subject to internal Brookfield policies and applicable law, take such actions as it deems necessary or appropriate, including such actions as described elsewhere herein, taking into consideration the interests of the relevant parties, the circumstances giving rise to the conflict and applicable law. Brookfield’s internal policies and protocols may be amended from time to time by Brookfield in its discretion without notice to or the consent of the Fund’s stockholders or any other person. Any such resolutions will take into consideration the interests of the relevant parties and the circumstances giving rise to the conflict. See also “Brookfield Conflicts Committee” below.
Brookfield Conflicts Committee.   Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. As noted throughout this Prospectus, a key element of the Fund’s strategy is to leverage Brookfield’s experience, expertise, and its broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the Fund’s and its Portfolio Investments’ best interests. However, being part of this broader platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to actual or potential conflicts of interest. Dealing with conflicts of interest is difficult and complex, and it is not possible to predict all of the types of conflicts that may arise. Brookfield will monitor potential conflicts of interest and manage such conflicts of interest with regard to the interests of both the Fund and relevant other Brookfield Accounts; however, conflicts may not always be resolved in a manner that is favorable to the Fund.
As noted elsewhere in this Prospectus, Brookfield is not required to and generally does not expect to seek Board or other investor approval to manage the actual and potential conflicts of interest that will arise from time to time unless required by applicable law or as otherwise set out in this Prospectus.
In managing actual and potential conflicts of interest that arise from time to time, Brookfield generally will be guided by its internal policies and procedures (as applicable) and applicable regulatory requirements, including fiduciary obligations. Among other things, Brookfield has formed a Conflicts Committee, which is comprised of senior Brookfield executives, to oversee the management and resolution of actual and potential conflicts of interest considerations that arise in the management of Brookfield’s business activities, including management of the Fund. The Conflicts Committee seeks to ensure that conflicts considerations are addressed in accordance with Brookfield’s internal policies and procedures, applicable fund (or other governing) agreements, and applicable regulatory requirements. In carrying out its responsibilities, the Conflicts Committee may, as it deems appropriate, review and approve specific matters presented to it and/or review and approve frameworks (and related parameters) for execution of particular types of transactions. In connection with the latter, the Conflicts Committee may (as it deems appropriate) appoint one or more individuals, pursuant to delegated authority, to oversee implementation of the frameworks and is deemed to approve transactions that are executed in accordance with pre-approved frameworks.
There can be no assurance that all actual and/or potential conflicts of interest matters will be presented to the Conflicts Committee. In addition, the Conflicts Committee is comprised of senior executives of Brookfield that are not independent of Brookfield. As such, the Conflicts Committee itself is subject to actual and potential conflicts of interest considerations. The Conflicts Committee will seek to act in good faith and to resolve conflicts of interest considerations in a manner that it deems is fair and balanced, taking into account the facts and circumstances known to it at the time, and in accordance with Brookfield’s policies and procedures, applicable fund (and other governing) agreements, and applicable regulatory requirements. However, there is no guarantee that the Conflicts Committee will make decisions that are most beneficial or favorable to the Fund or the stockholders, or that it would not have reached a different decision if additional information were available to it.
THE FOREGOING LIST OF POTENTIAL AND ACTUAL CONFLICTS OF INTEREST DOES NOT PURPORT TO BE A COMPLETE ENUMERATION OR EXPLANATION OF THE CONFLICTS ATTENDANT TO AN INVESTMENT IN THE FUND. ADDITIONAL CONFLICTS MAY EXIST THAT ARE NOT PRESENTLY KNOWN TO THE ADVISER, BROOKFIELD OR THEIR RESPECTIVE AFFILIATES OR ARE DEEMED IMMATERIAL. IN ADDITION, AS THE BROOKFIELD ACTIVITIES AND THE INVESTMENT PROGRAM OF THE FUND DEVELOP AND CHANGE OVER TIME, AN INVESTMENT IN THE FUND MAY BE SUBJECT TO ADDITIONAL AND DIFFERENT ACTUAL AND POTENTIAL CONFLICTS OF INTEREST. ADDITIONAL INFORMATION ABOUT POTENTIAL CONFLICTS OF INTEREST REGARDING THE ADVISER AND BROOKFIELD WILL BE SET FORTH IN THE ADVISER’S FORM ADV, WHICH PROSPECTIVE INVESTORS SHOULD REVIEW PRIOR TO PURCHASING INTERESTS. PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN ADVISERS REGARDING THE POSSIBLE IMPLICATIONS ON THEIR INVESTMENT IN THE FUND OF THE CONFLICTS OF INTEREST DESCRIBED HEREIN.

MANAGEMENT OF THE FUND
Board of Directors
The responsibilities of the Board include, among other things, the oversight of the Adviser’s investment activities, oversight of the Adviser’s financing arrangements, and corporate governance activities. The Board currently has an Audit Committee and a Governance Committee and may establish additional committees from time to time as necessary. As is the case with virtually all registered investment companies, the Fund’s service providers, primarily the Adviser and its affiliates, including the Sub-Adviser, have responsibility for the Fund’s day-to-day management, subject to the investment objectives, restrictions and policies of the Fund and to the general oversight of the Board.
The Board is currently comprised of 7 directors. A majority of the directors are not “interested persons” of the Fund (as defined in the Investment Company Act). The name and business address of the directors and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the SAI.
Adviser
Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., a Manitoba limited partnership (“BAM PIC Canada,” or the “Adviser”), provides investment advisory services to the Fund and certain public and private investment vehicles and programs that Brookfield currently manages and participates in, and may in the future manage and participate in, including co-investment vehicles, sidecar vehicles, separate accounts, region-specific vehicles, strategy-specific vehicles, sector-specific vehicles and Brookfield proprietary accounts (collectively, “Brookfield Accounts”). BAM PIC Canada is an indirect wholly-owned subsidiary of Brookfield Asset Management ULC, an unlimited liability company formed under the laws of British Columbia, Canada (“BAM ULC”). Brookfield Corporation, a publicly traded company (NYSE: BN; TSX: BN), holds a 75% interest in BAM ULC, while Brookfield Asset Management Ltd. (NYSE: BAM; TSX: BAMA) (“Brookfield Asset Management” or “BAM”) holds a 25% interest in BAM ULC. Brookfield Asset Management is a leading global alternative asset manager focused on real estate, renewable power, infrastructure and private equity, with assets under management of over $1 trillion as of December 31, 2024.
Sub-Adviser
The Adviser has entered into an investment sub-advisory agreement (the “Sub-Advisory Agreement”) with Brookfield Public Securities Group LLC (“PSG,” or the “Sub-Adviser”), a Delaware limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended. Founded in 1989, the Sub-Adviser is an indirect wholly-owned subsidiary of BAM ULC. In addition to the Fund, the Sub-Adviser’s clients include financial institutions, public and private pension plans, insurance companies, endowments and foundations, sovereign wealth funds and high net-worth investors. The Sub-Adviser specializes in global listed real assets strategies and its investment philosophy incorporates a value-based approach towards investment. The Sub-Adviser also provides advisory services to several other registered investment companies. As of March 31, 2025, the Sub-Adviser had approximately $48.2 billion in assets under management. The Sub-Adviser’s principal offices are located at Brookfield Place, 225 Liberty Street, New York, New York 10281.
The Advisory Agreement
The Fund and the Adviser have entered into the Advisory Agreement pursuant to which the Adviser is entitled to receive a base management fee and an incentive fee.
The base management fee (the “Management Fee”) is payable quarterly in arrears and calculated monthly at the annual rate of 1.25% of the value of the Fund’s net assets, which is calculated as of the close of business on the last business day of each month.
The incentive fee (the “Incentive Fee”) is accrued monthly and payable annually in arrears in an amount equal to 12.5% of the Fund Income for the applicable year. The Fund looks through the total return swap contracts and counts the underlying reference assets as investments for purposes of calculating the Incentive Fee.

“Fund Income” means (1) distributions received by the Fund from the Fund’s Private Portfolio investments; plus (2) distributions received by the Fund of net investment income (or loss) from debt, preferred equity investments and traded securities; minus (3) the Fund’s expenses (excluding the incentive fee and distribution and servicing fees). The distributions received by the Fund from the Fund’s Private Portfolio investments, including the distributions received by the Fund of net investment income (or loss) from debt, preferred equity investments and traded securities, are treated as cash from operations (or income) received by the Fund without regard to the tax characteristics (e.g., income vs. return of capital) of the distributions received. The annual payment of the Incentive Fee will reflect all such distributions received by the Fund, except returns of invested capital that are not derived from the operations of the issuer based on a review by the Fund’s portfolio management team of the issuer’s financial statements and results from business operations.
Fund Income does not include any component of capital gains or capital appreciation. The Adviser is not entitled to any incentive fee based on the capital gains or capital appreciation of the Fund or its investments.
The following is a graphical representation of the calculation of the Incentive Fee:
Annual Incentive Fee
Example of Annual Incentive Fee Calculations
Assumptions
Scenario 1:   (1) Distributions received by the Fund from the Fund’s Private Portfolio investments = $700; (2) Distributions received by the Fund of net investment income (or loss) from debt, preferred equity investments and traded infrastructure-related securities = $600; (3) Fund expenses (excluding the incentive fee and distribution and servicing fees) = $300.
Scenario 2:   (1) Distributions received by the Fund from the Fund’s Private Portfolio investments = $700; (2) Distributions received by the Fund of net investment income (or loss) from debt, preferred equity investments and traded infrastructure-related securities = $600; (3) Fund expenses (excluding the incentive fee and distribution and servicing fees) = $1,300.
Calculation of Scenario 1
12.5% x (((1)+(2)) − (3))
= 12.5% x ($700 + $600) − $300
= 12.5% x ($1,300 − $300)
= 12.5% x $1,000
= $125
Calculation of Scenario 2
12.5% x (((1)+(2)) − (3))
= 12.5% x ($700 + $600) − $1,300
= 12.5% x ($1,300 − $1,300)
= 12.5% x $0
= $0

The Fund has applied for exemptive relief from the SEC that would permit the Fund to pay the Adviser all or a portion of its management and incentive fees in Shares in lieu of paying the Adviser an equivalent amount of such fees in cash. As a condition of this exemptive relief, the Adviser has committed not to sell any Shares received in lieu of a cash payment of its management and incentive fees for at least 12 months from the date of issuance, except in exceptional circumstances.
See “Expense Limitation and Reimbursement Agreement” below for additional information concerning fees.
The table below sets forth the total Management Fee and Incentive Fee paid by the Fund to the Adviser for the fiscal year ended December 31, 2024, and for the period from the commencement of operations, November 1, 2023 through December 31, 2023. Management fees recouped by the Adviser were done pursuant to the Expense Limitation and Reimbursement Agreement (defined below).
	December 31, 2024	November 1, 2023 – December 31, 2023
Management Fee	[•]	$3,314,373
Incentive Fee	[•]	$1,085,988
Organizational Costs Recouped by the Adviser	[•]	$450,000
Net Management Fees Paid to Adviser	[•]	4,850,361*

*
The Adviser reimbursed $17,649,481 of the Net Management Fees received.

The Sub-Advisory Agreement
The Adviser has entered into the Sub-Advisory Agreement with PSG. The Board approved PSG as a sub-adviser to manage the Fund’s Public Securities Portfolio. The sub-advisory fee payable to PSG will be paid by BAM PIC out of its Management Fee rather than paid separately by the Fund.
Portfolio Management
The Adviser
A team of investment professionals at the Adviser are jointly and primarily responsible for the day-to-day management and operations of the Fund. Prior to the Fund’s commencement of operations, the same team of investment professionals at the Adviser were jointly and primarily responsible for the day-to-day management and operations of the Predecessor Fund. The portfolio managers who comprise this team, and their professional backgrounds, are set forth below:
Sam Pollock, Portfolio Manager.   Mr. Pollock is Chief Executive Officer of Brookfield’s Infrastructure business and Brookfield Infrastructure Partners. In this role, he is responsible for investments, operations and the expansion of the Infrastructure business. Since joining Brookfield in 1994, Mr. Pollock has held a number of senior positions across the organization, including leading Brookfield’s corporate investment group and its private equity business. Mr. Pollock holds a Bachelor of Commerce degree from Queen’s University and is a Chartered Professional Accountant.
Chloe Berry, Portfolio Manager.   Ms. Berry is a Managing Director in Brookfield’s Infrastructure Group. In this role, Ms. Berry is the Head of Brookfield Infrastructure Income and is also responsible for the global capital markets and treasury function. She has held a number of roles within Brookfield, including recently leading the finance and operations of Brookfield’s private infrastructure funds. Prior to joining Brookfield, Ms. Berry worked in corporate finance and M&A at large multinational corporations and a global investment bank. Ms. Berry holds a Bachelor of Science degree from McGill University.
Sam Garetano, Portfolio Manager.   Mr. Garetano is a Senior Vice President in Brookfield’s Infrastructure Group. In this role, Mr. Garetano is responsible for the portfolio management of Brookfield Infrastructure Income and is also involved in strategic initiatives for Brookfield’s infrastructure platform. Prior to joining Brookfield, Mr. Garetano held similar roles at Waud Capital Partners, Adams Street Partners and BlackRock, where he was responsible for delivering alternative investment solutions to clients globally. Mr. Garetano holds a Bachelor of Science degree from Syracuse University.
Caroline Rouse, Portfolio Manager.   Ms. Rouse is a Senior Vice President in Brookfield’s Infrastructure Group. In this role, Ms. Rouse is responsible for portfolio management initiatives for the Brookfield Infrastructure Income fund including asset allocation and portfolio construction. Ms. Rouse is also responsible for origination and execution of infrastructure investments for the broader platform. Prior to joining Brookfield, Ms. Rouse was a Vice President in the Project, Infrastructure, and Principal Finance group at Goldman Sachs and held various roles in infrastructure finance and debt capital markets at J.P. Morgan. Ms. Rouse graduated summa cum laude with a BA from Yale University and holds an MPhil with distinction from the University of Cambridge.
Hrishikesh Balaji, Portfolio Manager.   Mr. Balaji is a Director in Brookfield’s Infrastructure Group. In this role, Mr. Balaji is responsible for portfolio management initiatives for the Brookfield Infrastructure Income fund including asset allocation and portfolio construction. Prior to this role, Mr. Balaji was responsible for investor relations, capital raising, co-investments, and other strategic initiatives for Brookfield’s private infrastructure funds. Prior to Brookfield, Mr. Balaji worked in the assurance practice at Ernst & Young LLP. Mr. Balaji holds a Bachelor of Arts degree from the Ivey Business School at Western University, is a Chartered Professional Accountant and a CFA Charterholder.
The Sub-Adviser
A team of investment professionals at the Sub-Adviser are jointly and primarily responsible for the day-to-day management of the Public Securities Portfolio, subject to overall supervision of the Adviser. Prior to the Fund’s commencement of operations, the same team of investment professionals at the Sub-Adviser were jointly and primarily responsible for the day-to-day management of the public securities sleeve (i.e., similar to the Public Securities Portfolio) of the Predecessor Fund. The portfolio managers who comprise this team, and their professional backgrounds, are set forth below:
Christopher Janus, Portfolio Manager.   Mr. Janus has 16 years of industry experience and is a Director on Brookfield’s Corporate Credit team. He is responsible for portfolio manager duties that span all real asset sectors, the largest of which is infrastructure. Previously, he was a Director on Brookfield’s Structured Products team focused on CMBS, CRE CLOs (Commercial Real Estate Collateralized Loan Obligations) and direct lending. Prior to joining the firm in 2009, Chris began his career at SunTrust Robinson Humphrey within the Real Estate Investment Banking group. Chris earned a Bachelor of Science degree in Mechanical Engineering from Miami University.
Daniel Parker, CFA, Portfolio Manager.   Mr. Parker has over 20 years of industry experience and is a Portfolio Manager and Managing Director on the Public Securities Group’s Global Credit team. In addition, Mr. Parker supports the Global Infrastructure Equities team with a focus on utilities. Prior to joining the firm in 2006, Mr. Parker spent four years at Standard & Poor’s where he covered the utilities and natural resources sectors. He started his career in international trade finance as a credit analyst at Canada’s Export Credit Agency, EDC. Mr. Parker holds the Chartered Financial Analyst® designation and is a member of the CFA Society Chicago, Inc. He earned an Honours Bachelor of Commerce degree from Lakehead University.
The SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers, and the portfolio managers’ ownership of securities of the Fund.
Expense Limitation and Reimbursement Agreement
Pursuant to an Expense Limitation and Reimbursement Agreement (the “Expense Limitation and Reimbursement Agreement”), through April 30, 2026, the Adviser has contractually agreed to waive and/or reimburse expenses of the Fund so that certain of the Fund’s expenses (“Specified Expenses,” as defined below) will not exceed 0.70% of the Fund’s net assets (annualized). The Fund has agreed to repay these amounts, when and if requested by the Adviser, but only if and to the extent that Specified Expenses are less than 0.70% of net assets (annualized) (or, if a lower expense limit under the Expense Limitation and Reimbursement Agreement is then in effect, such lower limit) within three years after the date the Adviser waived or reimbursed such fees or expenses. This arrangement cannot be terminated prior to April 30, 2026, without the Board’s consent. “Specified Expenses” is defined to include all expenses incurred in the business of the Fund, including, among other things, organizational and offering costs, professional fees, and fees and expenses of the Administrator, Transfer Agent and Custodian, with the exception of (i) the Management Fee, (ii) the Incentive Fee, (iii) the Servicing Fee (as defined below), (iv) the Distribution Fee (as defined below), (v) portfolio level expenses, (vi) brokerage costs or other investment- related out-of-pocket expenses, including costs incurred with respect to unconsummated investments, (vii) dividend/interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund), (viii) taxes, and (ix) extraordinary expenses (such as litigation and other expenses not incurred in the ordinary course of the Fund’s business).
Administrator
Pursuant to an administration agreement (the “Administration Agreement”), PSG also performs various administrative services to the Fund, including, among other responsibilities, the preparation and coordination of reports and other materials to be supplied to the Board of Directors; prepare and/or supervise the preparation and filing with the applicable regulatory authority of all securities filings, periodic financial reports, prospectuses, statements of additional information, marketing materials, tax returns, stockholder reports and other regulatory reports and filings required of the Fund; supervise and monitor the preparation of all required filings necessary to maintain the Fund’s qualification and/or registration to sell Shares in all states where the Fund currently does, or intends to do, business; coordinate the preparation, printing and mailing of all materials required to be sent to stockholders; coordinate the preparation and payment of Fund-related expenses; monitor and oversee the activities of the Fund’s other service providers; review and adjust as necessary the Fund’s daily expense accruals; monitor daily, monthly and periodic compliance with respect to the federal and state securities laws; and send periodic information (i.e., performance figures) to service organizations that track investment company information.
For its services under the Administration Agreement, PSG receives from the Fund an annual fee equal to 0.03% of the Fund’s net assets.
Sub-Administrator
J.P. Morgan Chase Bank, N.A. (in such capacity, the “Sub-Administrator”) will provide certain administrative and fund accounting services pursuant to a fund services agreement with the Fund (the “Fund Services Agreement”). Pursuant to the Fund Services Agreement, and subject to the supervision of the Administrator, the Sub-Administrator will provide certain administrative services to the Fund that are not otherwise provided by the Administrator, which include, but are not limited to: assisting in securities valuation; performing portfolio accounting services; and assisting in the preparation of financial reports.
Control Persons
A control person is one who owns beneficially or through controlled companies more than 25% of the voting securities of a company or acknowledges the existence of control. As of the date of this Prospectus, the Fund could be deemed to be under control of BII Evergreen FCP-RAIF, a Luxembourg umbrella mutual investment fund organized as a reserved alternative investment fund, which currently has voting authority with respect to approximately [•]% of the value of the outstanding interests in the Fund.

PLAN OF DISTRIBUTION
Distributor
Quasar Distributors, LLC, a wholly owned subsidiary of Foreside Financial Group, LLC (dba ACA Group) (the “Distributor”) is the principal underwriter and distributor of our Shares on a best efforts basis, subject to various conditions, pursuant to the terms of a distribution (the “Distribution Agreement”). The Distributor, located at Three Canal Plaza, Suite 100, Portland, ME 04101, is a broker-dealer registered with the SEC and is a member of FINRA. Selling Agents may be appointed by the Distributor to assist in the sale of the Shares on a best efforts basis.
The Distributor acts as the distributor of Shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of a distribution agreement. The Distributor is not obligated to sell any specific amount of Shares.
Shares of the Fund are continuously offered through the Distributor and/or certain financial intermediaries that have agreements with the Distributor. As discussed below, the Fund may authorize one or more intermediaries (e.g., broker-dealers and other financial firms) to receive orders on its behalf. The Shares will be offered at the Fund’s most recent NAV per share (plus any applicable sales load), which is calculated as of the close of business on the last business day of each month.
The Fund and the Distributor have the sole right to accept orders to purchase Shares and reserve the right to reject any order in whole or in part.
The Shares are not listed for trading on any securities exchange. There is currently no secondary market for the Shares and the Fund does not anticipate that a secondary market will develop for its Shares. Investors should consider the Shares to be an illiquid investment. Neither the Adviser nor the Distributor intends to make a market in the Shares.
The Fund has agreed to indemnify the Distributor and certain of the Distributor’s affiliates against certain liabilities, including certain liabilities arising under the 1933 Act. To the extent consistent with applicable law, the Distributor has agreed to indemnify the Fund and each Director against certain liabilities under the 1933 Act and in connection with the services rendered to the Fund.
Offering Prices and Fees
The Shares are continuously offered each month at an offering price equal to net asset value (“NAV”) per share (plus an applicable front-end sales load, where relevant), which is calculated as of the close of business on the last business day of each month. The differences among the Shares relate to front-end sales loads and ongoing distribution and shareholder servicing fees. No front-end sales load or distribution and shareholder servicing fees are paid with respect to Class I Shares. The Class D Shares and the Class S Shares are each subject to a front-end sales load of up to 2.00% and 3.50%, respectively. Investors purchasing Class T Shares may be charged a sales load of up to 3.00% and a maximum dealer fee of 0.50% of the investment amount.
Shares are generally offered through other Selling Agents that have entered into selling agreements with the Distributor. The Distributor anticipates that all or a portion of the front-end sales load with respect to the Class D, Class S, and Class T Shares will be retained by, or reallowed (paid) to, participating broker-dealers that act as Selling Agents for the Fund. The Class I Shares are not subject to a front-end sales load; however, investors could be required to pay brokerage commissions on purchases and sales of Class I Shares to their Selling Agents. Investors should consult with their financial intermediaries about any additional fees or charges they might impose.
Distribution Fees
To operate in a manner consistent with Rule 12b-1 under the 1940 Act, the Fund pays the Distributor a Distribution Fee that is calculated and payable monthly in arrears at an annualized rate of 0.60% of the average monthly net assets of the Fund attributable to each of the Class S Shares and the Class T Shares. The Class I Shares and the Class D Shares are not subject to any Distribution Fees. The Distribution Fee is for

the sale and marketing of the Class S Shares and Class T Shares and to reimburse the Distributor for related expenses incurred. All or a portion of the Distribution Fee may be used to pay for sub-transfer agency, sub- accounting and certain other administrative services that are not required to be paid pursuant to a service fee under FINRA rules. The Distributor may pay all or a portion of the Distribution Fee to the Selling Agents that sell Class S Shares, or Class T Shares. Payment of the Distribution Fee is governed by the Fund’s Distribution and Service Plan.
The Class I Shares and Class D Shares do not incur a Distribution Fee.
Shareholder Servicing Fees
To operate in a manner consistent with Rule 12b-1 under the 1940 Act, the Fund pays the Distributor a Servicing Fee that is calculated and payable monthly in arrears at an annualized rate of 0.25% of the net assets of the Fund attributable to each of the Class D Shares, the Class T Shares, and the Class S Shares. The Servicing Fee is for personal services provided to stockholders and/or the maintenance of stockholder accounts and to reimburse the Distributor for related expenses incurred. The Distributor may pay all or a portion of the Servicing Fee to the Selling Agents that sell Class D Shares, Class S Shares, and Class T Shares. Payment of the Servicing Fee is governed by the Fund’s Distribution and Servicing Plan.
All or a portion of the Servicing Fee may be used to pay for sub-transfer agency, sub-accounting and certain other administrative services. The Fund also pays for certain sub-transfer agency, sub-accounting and administrative services outside of the Servicing Fee.
The Class I Shares do not incur a Servicing Fee.
How to Purchase Shares
The following section provides basic information about how to purchase Shares.
The Distributor acts as the distributor of Shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of the Distribution Agreement. The Distributor is not obligated to sell any specific amount of Shares. Shares of the Fund will be continuously offered through the Distributor. As discussed below, the Fund may authorize one or more Selling Agents to receive orders on its behalf. Class I Shares, Class D Shares, Class S Shares, and Class T Shares are continuously offered at NAV per share calculated as of the close of business on the last business day of each month, plus any applicable front-end sales load. Selling Agents may establish different minimum investment requirements than the Fund and may also independently charge you transaction fees and additional amounts (which may vary) in return for its services, which will reduce your return. Shares you purchase through Selling Agents will normally be held in your account with that firm.
The Fund and the Distributor will have the sole right to accept orders to purchase Shares and reserve the right to reject any order in whole or in part.
Class I Shares
Eligible investors may purchase Class I Shares in the following ways:
•
Class I Shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I Shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I Shares, (4) through certain registered investment advisers, (5) by the employees, officers and directors of the Adviser (and its affiliates) and their family members, and joint venture partners, consultants, other service providers, and other similar parties or (6) other categories of investors that we name in an amendment or supplement to this Prospectus.

Class D Shares
Eligible investors may purchase Class D Shares in the following ways:
•
Class D Shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D Shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D Shares, (3) through transaction/brokerage platforms at participating broker-dealers, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an amendment or supplement to this Prospectus.

Class S Shares and Class T Shares
Eligible investors may purchase Class S Shares and Class T Shares in the following ways:
•
Class S and T Shares may be offered for investment through certain financial firms that charge their customers transaction or other fees with respect to their customers’ investments in the Fund. Class S and Class T Shares are primarily offered and sold to retail investors by certain broker-dealers which are members of FINRA and which have agreements with the Fund’s Distributor to offer Class S and/or Class T Shares, but may be made available through other financial firms, including banks and trust companies and to specified benefit plans and other retirement accounts. Your broker-dealer or other financial firm may establish different minimum investment requirements than the Fund and may also independently charge you transaction or other fees and additional amounts (which may vary) in return for its services, which will reduce your return. Shares you purchase through your broker-dealer or other financial firm will normally be held in your account with that firm and instructions for buying, selling, exchanging or transferring Class S and/or Class T Shares must be submitted by your broker-dealer or other financial firm on your behalf.

Investors purchasing Shares through a retirement plan or employee benefit plan may obtain additional information regarding the plan from their plan sponsor.
Acceptance and Timing of Purchase Orders
A completed and executed subscription agreement and payment must be received by the Fund or its designee prior to the close of regular trading on the NYSE (ordinarily 4:00 p.m., Eastern time) at least five business days prior to the first calendar day of the month (unless waived by the Fund or its designee) in order to be effected at the Fund’s then current NAV plus any applicable front-end sales load. Instructions must include the name and signature of an appropriate person designated on the account application, account name, account number (for subsequent trades), name of the Fund and dollar amount. Payments received without order instructions could result in a processing delay or a return of wire. Failure to send the accompanying payment on the same day may result in the cancellation of the order. The Fund is “open for business” on each day the NYSE is open for trading, which excludes the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Washington’s Birthday, Good Friday, Memorial Day, Juneteenth National Independence Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. If the NYSE is closed due to weather or other extenuating circumstances on a day it would typically be open for business, the Fund reserves the right to treat such day as a business day and accept purchase orders in accordance with applicable law. The Fund reserves the right to close if the primary trading markets of the Fund’s Portfolio Investments are closed and the Fund’s management believes that there is not an adequate market to meet purchase requests. On any business day when the Securities Industry and Financial Markets Association recommends that the securities markets close trading early, the Fund may close trading early. Purchase orders will be accepted only on days which the Fund is open for business.
The Fund and the Distributor each reserves the right, in its sole discretion, to accept or reject any order for purchase of Shares. The sale of Shares may be suspended during any period in which the NYSE is closed other than weekends or holidays, or if permitted by the rules of the SEC, when trading on the NYSE is restricted or during an emergency which makes it impracticable for the Fund to dispose of its securities or to determine fairly the value of its net assets, or during any other period as permitted by the SEC for the protection of investors.

Purchasing Directly From the Fund
The following section provides additional information for investors wishing to purchase Shares directly from the Fund. If you are investing through a financial intermediary, please contact your Selling Agent directly for more information.
Purchase by Mail.   To purchase Shares by mail, simply complete and sign the account application and mail it, or for subsequent purchases include name, fund name and account number along with a check made payable to the Fund:
Regular Mail	Overnight or Express Mail
Brookfield Infrastructure Income Fund Inc. PO Box 219501 Kansas City, MO 64121-9501	Brookfield Infrastructure Income Fund Inc. 801 Pennsylvania Ave. Suite 219501 Kansas City, MO 64105-1407
The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents. Therefore, deposit in the mail or with such services does not constitute receipt by the Transfer Agent. Receipt is determined at the time the order is received at the Transfer Agent’s offices.
All purchase checks must be in U.S. dollars drawn on a domestic financial institution. The Fund will not accept payment in cash or money orders. To prevent check fraud, the Fund will not accept third party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of Shares. The Fund is unable to accept post-dated checks, or any conditional order or payment.
It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to stockholders. The Fund reserves the right to reject any application. An account application to purchase Shares is subject to acceptance by the Fund and is not binding until so accepted. Accounts opened by entities, such as credit unions, corporations, limited liability companies, partnerships or trusts, will require additional documentation. Please note that if any information is missing, your account application will be returned, and your account will not be opened.
Initial Investment — By wire.   To purchase by wire, the Transfer Agent must have a completed account application before your wire is sent. A purchase order will not be accepted until the Fund has received the completed application and any requested documentation in proper form. Wired funds must be received by 4:00 p.m. Eastern time at least five business days prior to the first calendar day of the month (unless waived by the Fund or its designee) to be accepted for that month’s admittance.
ABA #: 1010-0069-5
Account #: 9872657292
Further credit: SS&C GIDS, Inc. as Agent for Brookfield Infrastructure Income Fund Inc.
Stockholder name and account number:
Subsequent Investments — By wire.   Before sending your wire, please contact the Transfer Agent to advise them of your intent to wire funds. This will ensure prompt and accurate credit upon receipt of your wire.
Wired Funds Disclaimer.   Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund and the Transfer Agent are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.
Lost Stockholders, Inactive Accounts and Unclaimed Property.   It is important that the Fund maintains a correct address for each investor. An incorrect address may cause an investor’s account statements and other mailings to be returned to the Fund. Based upon statutory requirements for returned mail, the Fund will attempt to locate the investor or rightful owner of the account. If the Fund is unable to locate the investor, then the Fund will determine whether the investor’s account can legally be considered abandoned. Mutual fund accounts may be transferred to the state government of an investor’s state of residence if no activity occurs within the account during the “inactivity period” specified in the applicable state’s abandoned property laws, which varies by state. The Fund is legally obligated to escheat (or transfer) abandoned property to the appropriate state’s unclaimed property administrator in accordance with statutory requirements. The investor’s last known address of record determines which state has jurisdiction. Please proactively contact the Transfer Agent toll-free at 844-915-0238 at least annually to ensure your account remains in active status.
Signature Guarantees.   Signature guarantees will generally be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program and the Securities Transfer Agents Medallion Program (“STAMP”). A notary public is not an acceptable signature guarantor.
A signature guarantee, from either a Medallion program member or a non-Medallion program member, is required in the following situations:
•
If ownership is being changed on your account;

•
When repurchase proceeds are payable or sent to any person, address, or bank account not on record;

•
When a repurchase request is received by the Transfer Agent and the account address has changed within the last 30 calendar days; or

•
For all repurchases in excess of $100,000 where proceeds are requested to be sent by check.

The Fund may waive any of the above requirements in certain instances. In addition to the situations described above, the Fund and/or the Transfer Agent reserve the right to require a signature guarantee in other instances based on the circumstances relative to the particular situation.
Non-financial transactions, including establishing or modifying certain services on an account, may require a signature guarantee, signature verification from a Signature Validation Program member, or other acceptable form of authentication from a financial institution source.
If you are investing through a financial intermediary, please contact your financial intermediary directly for more information.
Anti-Money Laundering
In compliance with the USA Patriot Act of 2001, please note that the Transfer Agent will verify certain information on your account application as part of the Fund’s Anti-Money Laundering Program. As requested on the account application, you must supply your full name, date of birth, social security number and permanent street address. If you are opening the account in the name of a legal entity (e.g., partnership, limited liability company, business trust, corporation, etc.), you must also supply the identity of the beneficial owners. Mailing addresses containing only a P.O. Box will not be accepted. Please contact the Transfer Agent at 844-915-0238 if you need additional assistance when completing your account application.
If we do not have a reasonable belief of the identity of a customer, the account will be rejected, or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund may also reserve the right to close the account within 5 business days if clarifying information/ documentation is not received.
Front-End Sales Loads
This section includes important information about front-end sales loads and front-end sales load reductions available to investors in the Fund’s Class D, Class S, and Class T Shares.
The public offering price of the Shares will be the NAV per share at the time of purchase, plus any applicable sales load. The initial sales load varies depending on the size of your purchase, as set forth in the tables below. The actual sales load paid may vary among and within Selling Agents, as described herein. No sales load is imposed when Class D, Class S, or Class T Shares are issued to you pursuant to the automatic reinvestment of income dividends or capital gains distributions. It is the responsibility of you and/or your financial intermediary to ensure that you obtain the proper breakpoint sales load discount, if any.

Because the offering price is calculated to two decimal places, the dollar amount of the front-end sales load as a percentage of the offering price and your net amount invested for any particular purchase of Shares may be higher or lower depending on whether downward or upward rounding was required during the calculation process.
Class D, Class S, and Class T Shares are sold subject to the following front-end sales loads, each of which is anticipated to be reallowed in full by the Distributor to participating broker-dealers:
Your investment	Front-End Sales Load as a % of the offering price of Class D Shares (Reallowance to Broker-Dealers)	Front-End Sales Load as a % of the offering price of Class S Shares (Reallowance to Broker-Dealers)	Front-End Sales Load as a % of the offering price of Class T Shares (Reallowance to Broker-Dealers)
Up to $149,999.99	2.00%	3.50%	3.50%
$150,000.00 to $499,999.99	1.50%	3.00%	3.00%
$500,000.00 to $999,999.99	1.00%	2.50%	2.50%
$1,000,000.00 and over	0.50%	2.00%	2.00%
A person eligible for a sales load reduction, as shown in the above table, includes an individual, his or her spouse or equivalent, children under 21 years of age and any corporation, partnership or sole proprietorship which is 100% owned, either alone or in combination, by any of the foregoing, a trustee or other fiduciary purchasing for a single trust or for a single fiduciary account, or a “company” as defined in Section 2(a)(8) of the Investment Company Act. Investors must notify the Fund or their Selling Agent at the time of the purchase order whenever a front-end sales load reduction is applicable to purchases and may be required to provide the Fund, or their Selling Agent, with certain information or records to verify eligibility for a front-end sales load reduction. Such information or records may include account statements or other records for Shares of the investor and other eligible persons, as described above.
Upon such notification, an investor will pay the lowest applicable front-end sales load. Front-end sales load reductions may be modified or terminated at any time. Selling Agents may, in their sole discretion and subject to applicable law, reduce or waive the front-end sales load on a non-scheduled basis in individual cases. For more information about sales load reductions, investors should contact the Distributor or their Selling Agent.
Qualifying for a Reduced Class S or Class T Front-End Sales Load
Investors in the Fund may reduce or eliminate front-end sales loads applicable to purchases of Class S Shares or Class T Shares through utilization of the Rights of Accumulation, Letter of Intention or Reinvestment Privilege. These programs will apply to purchases of other closed-end funds that the Adviser or its affiliates may sponsor in the future as well as any open-end funds sponsored by the Adviser or its affiliates that offer Class S Shares or Class T Shares (collectively, the “Eligible Funds”). These programs are summarized below.
Rights of Accumulation
Any “purchaser” (as defined below) may buy Class S Shares or Class T Shares at a reduced front-end sales load by aggregating the dollar amount of the new purchase and the total net amount invested of all Shares then held by the purchaser and applying the front-end sales load applicable to such aggregate. To obtain such discount, the purchaser must provide sufficient information at the time of purchase to permit verification that the purchase qualifies for the reduced front-end sales load. The rights of accumulation is subject to modification or discontinuance at any time with respect to all Shares purchased thereafter.
For purposes of determining the applicable front-end sales load discount, a “purchaser” includes an individual, the individual’s spouse and the individual’s children under the age of 21, purchasing Class S Shares or Class T Shares for the individual’s own account or account with the individual’s spouse and/or children; or a trustee or other fiduciary purchasing Class S Shares or Class T Shares for a single fiduciary account although more than one beneficiary may be involved; or employees of a common employer, provided that purchases are aggregated and submitted by a single source and quarterly confirmation of such purchases can be provided to that single source; or an organized group, provided that the purchases are made through a central administrator, or a single dealer.
Stockholder’s Responsibility With Respect to Breakpoint Discounts
To obtain the Class S Share or Class T Share front-end sales load discount set forth above, you must inform your financial intermediary of the existence of any eligible amounts under any Rights of Accumulation in accounts held by family members at the time of purchase. You must inform your financial intermediary of all Shares held (i) in your account(s) at the financial intermediary, (ii) in your account(s) by another financial intermediary, and (iii) in any other accounts held at any financial intermediary belonging to family members. IF YOU FAIL TO INFORM YOUR FINANCIAL INTERMEDIARY OR THE FUND OF ALL ELIGIBLE HOLDINGS OR PLANNED PURCHASES, YOU MAY NOT RECEIVE A FRONT-END SALES LOAD DISCOUNT TO WHICH YOU WOULD OTHERWISE BE ENTITLED. The Fund will require the names and account numbers of all accounts claimed in connection with a request for a front-end sales load discount. You may also be required to provide verification of holdings (such as account statements and/or copies of documents that reflect the original purchase cost of your holdings) that qualify you for a front-end sales load reduction. As such, it is very important that you retain all records that may be needed to substantiate an original purchase price of your holdings, because the Fund, the Transfer Agent and financial intermediaries may not maintain this information.
Reinvestment Privilege
If the Fund repurchases your Class S Shares or Class T Shares, you may reinvest some or all of the proceeds in the same class of any Eligible Fund on or before the 90th day after the repurchase without a front-end sales load unless the reinvestment would be prohibited by the Adviser’s frequent trading policy (if any). Special tax rules may apply. All accounts involved must have the same registration. This privilege does not apply to purchases made through automatic investment services. The reinvestment privilege only applies to your Class S or Class T Shares if you previously paid a front-end sales load in connection with your purchase of such Class S or Class T Shares.
Payments to Financial Intermediaries
The Fund may pay service fees to Selling Agents for sub-administration, sub-transfer agency and other stockholders services associated with stockholders whose Shares are held of record in omnibus accounts, other group accounts or accounts traded through registered securities clearing agents.
The Adviser, out of its own resources and without additional cost to the Fund or its stockholders, may provide additional cash payments to intermediaries, including affiliates of the Adviser, for the sale of Shares and related services. These payments and compensation are in addition to service fees paid by the Fund, if any. Payments are generally made to intermediaries that provide shareholder servicing, marketing and related sales support or access to sales meetings, sales representatives and management representatives of the intermediary. Payments may also be paid to intermediaries for inclusion of the Fund on a sales list, including a preferred or select sales list or in other sales programs. Compensation may be paid as an expense reimbursement in cases in which the intermediary provides stockholder services to the Fund. The Adviser may also pay cash compensation in the form of finder’s fees that vary depending on the dollar amount of the Shares sold. The level of such payments may be substantial and may be different for different Selling Agents. These payments may create incentives on the part of a Selling Agents to view the Fund favorably compared with investment funds that do not make these payments, or that make smaller payments.

Share Class Considerations
The Fund currently offers four classes of Shares: Class I Shares, Class D Shares, Class S Shares and Class T Shares. When selecting a class of our Shares, you should consider the following:
•
Which classes of Shares are available to you;

•
The amount you intend to invest;

•
How long you expect to own our Shares; and

•
The total costs and expenses associated with a particular class of Shares.

Each investor’s financial considerations are different. You should speak with your Selling Agent to help you decide which class of Shares are best for you. Not all Selling Agents offer all classes of Shares. In addition, Selling Agents may vary the actual front-end sales load charged, if applicable, as well as impose additional fees and charges on each class of Shares. If your Selling Agent offers more than one class of Shares, you should carefully consider which class of Shares to purchase.
Distribution in Foreign Jurisdictions
The distribution of this Prospectus and the offer and sale of Shares in certain jurisdictions may be restricted by law. It is the responsibility of any persons wishing to purchase Shares to inform themselves of and to observe all applicable laws and regulations of any relevant jurisdictions. Prospective investors should inform themselves as to the legal requirements and tax consequences within the countries of their citizenship, residence, domicile and place of business with respect to the acquisition, holding or disposal of Shares, and any foreign exchange restrictions that may be relevant thereto.

REPURCHASES
No Right of Repurchase
The Fund is a closed-end management investment company, and as such its stockholders will not have the right to cause the Fund to repurchase their Shares. Instead, the Fund expects to provide liquidity to its stockholders through tender offers. Repurchases may be made, at the Fund’s discretion, in a manner consistent with the Fund’s periodic repurchases or in such other manner permitted by the Exchange Act, the Investment Company Act and the rules thereunder.
Tender Offers
The Fund does not currently intend to list its Shares for trading on any securities exchange or any other trading market in the near future. In recognition that a secondary market for the Shares likely will not exist, the Adviser currently intends to recommend to the Board that the Fund conduct quarterly tender offers for up to 5.0% of its outstanding Shares in the sole discretion of the Board. The Fund’s NAV per share will be available on the Fund’s website at www.brookfieldoaktree.com/fund/brookfield- infrastructure-income-fund-inc. In the event a tender offer is oversubscribed by stockholders who tender Shares, the Fund will repurchase a pro rata portion by value of the Shares tendered by each stockholder, extend the tender offer, or take any other action with respect to the tender offer permitted by applicable law. Any repurchase of Shares from a stockholder that were held for less than one year (on a first-in, first-out basis) will be subject to an “Early Repurchase Fee” equal to 2% of the NAV (measured as of the repurchase date) of any Shares repurchased by the Fund. If an Early Repurchase Fee is charged to a stockholder, the amount of such fee will be retained by the Fund. An Early Repurchase Fee payable by a stockholder may be waived by the Fund, in circumstances where the Board of Directors determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any stockholder.
However, in any given quarter, the Adviser may or may not recommend to the Board that the Fund conduct a tender offer. For example, if adverse market conditions cause the Fund’s investments to become illiquid or trade at depressed prices or if the Adviser believes that conducting a tender offer for 5.0% or less of the Shares then outstanding would impose an undue burden on stockholders who do not tender compared to the benefits of giving stockholders the opportunity to sell all or a portion of their Shares at NAV, the Fund may choose not to conduct a tender offer or may choose to conduct a tender offer for less than 5.0% of its outstanding Shares. Regardless of the recommendation of the Adviser, repurchases will be made at such times and on such terms as may be determined by the Board of Directors, in its sole discretion.
Following the commencement of an offer to repurchase Shares, the Fund may suspend, postpone or terminate such offer in certain circumstances upon the determination of a majority of the Board, including a majority of the independent directors, that such suspension, postponement or termination is advisable for the Fund and its stockholders, including, without limitation, circumstances as a result of which it is not reasonably practicable for the Fund to dispose of its investments or to determine its net asset value, and other unusual circumstances. In the event of termination, however, the Fund may terminate an offer only upon the occurrence of conditions as specified at the outset of the offer that are objectively verifiable and outside of the control of the Fund or its agents or affiliates. Stockholders may withdraw their written tenders after the expiration of 40 business days from the commencement of the offer if the tender has not yet been accepted by the Fund for payment. Once the tender has been accepted for payment, the Fund will repurchase the Shares and remit the repurchase price to stockholders, less any applicable Early Repurchase Fee, within 5 business days after the applicable expiration date in all instances.
The Fund intends to comply with an exemption under FINRA Rule 5110 that requires the Fund to make at least two tender offers per calendar year. However, there may be quarters in which no tender offer is made, and it is possible that no future tender offers will be conducted by the Fund at all. If a tender offer is not made, stockholders may not be able to sell their Shares as it is unlikely that a secondary market for the Shares will develop or, if a secondary market does develop, stockholders may be able to sell their Shares only at substantial discounts from NAV. If the Fund does conduct tender offers, it may be required to borrow or sell its more liquid, higher quality portfolio securities to purchase Shares that are tendered, which may increase risks for remaining stockholders and increase fund expenses as a percent of assets. The Fund is designed primarily for long-term investors and an investment in the Shares should be considered illiquid.

In a tender offer, the Fund repurchases outstanding Shares at the NAV per share of each class of Shares or at a percentage of such NAV per share. The Fund may sell Portfolio Investments to fund tender offers. However, subject to the Fund’s investment restriction with respect to Borrowings, the Fund may borrow money to finance the repurchase of Shares pursuant to any tender offers. However, there can be no assurance that the Fund will be able to obtain such financing for tender offers if it attempts to do so. Moreover, if the Fund’s portfolio does not provide adequate liquidity to fund tender offers, the Fund may extend the last day of any tender offer. Although tender offers generally would be beneficial to stockholders by providing them with some ability to sell their Shares at NAV, the acquisition of Shares by the Fund will decrease the total assets of the Fund. Tender offers are, therefore, likely to increase the Fund’s expense ratio, may result in untimely sales of portfolio securities and/or may limit the Fund’s ability to participate in new investment opportunities. To the extent the Fund maintains a cash position to satisfy Fund repurchases, the Fund would not be fully invested, which may reduce the Fund’s investment performance. Furthermore, to the extent the Fund borrows to finance the making of tender offers by the Fund, interest on such borrowings reduces the Fund’s net investment income. In order to fund repurchase requests, the Fund may be required to sell its more liquid, higher quality portfolio securities to purchase Shares that are tendered, which may increase risks for remaining stockholders and increase fund expenses. Consummating a tender offer may require the Fund to liquidate portfolio securities, and realize gains or losses, at a time when the Adviser would otherwise consider it disadvantageous to do so.
It is the Board’s policy, which may be changed by the Board, not to purchase Shares pursuant to a tender offer if (1) such purchases would impair the Fund’s status as a RIC; (2) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the tender offer; or (3) there is, in the Board’s judgment, any (a) legal action or proceeding instituted or threatened challenging the tender offer or otherwise materially adversely affecting the Fund, (b) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State, which is material to the Fund, (c) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (d) commencement or escalation of war, armed hostilities, acts of terrorism, natural disasters, public health crises or other international or national calamity directly or indirectly involving the United States that in the sole determination of the Board is material to the Fund, (e) a material decrease in the estimated NAV of the Fund from the estimated NAV of the Fund as of the commencement of the tender offer or (f) other events or conditions that would have a material adverse effect on the Fund or its stockholders if Shares tendered pursuant to the tender offer were purchased. Thus, there can be no assurance that the Board will proceed with any tender offer. The Board may modify these conditions in light of circumstances existing at the time. The Fund may not purchase Shares to the extent such purchases would result in the asset coverage with respect to any borrowing being reduced below the asset coverage requirement set forth in the Investment Company Act. Accordingly, in order to purchase all Shares tendered, the Fund may have to repay all or part of any then outstanding borrowing to maintain the required asset coverage. In addition, the amount of Shares for which the Fund makes any particular tender offer may be limited for the reasons set forth above or in respect of other concerns related to the Fund’s portfolio or the impact of the tender offer on those stockholders who do not sell their Shares in the tender offer. If a tender offer is oversubscribed by stockholders who tender Shares, the Fund will generally repurchase a pro rata portion of the Shares tendered by each stockholder. However, the Board, in its discretion, subject to applicable law, may amend a tender offer to include all or part of the oversubscribed amounts. In addition, for any tender offer, third party stockholders may not be given priority over stockholders that are affiliates of Brookfield, whose holdings in the Fund may be significant and may have the effect of diluting third party stockholders with respect to any tender offer.
Each tender offer would be made and stockholders would be notified in accordance with the requirements of the Exchange Act and the Investment Company Act, either by publication or mailing or both. The tender offer documents will contain information prescribed by such laws and the rules and regulations promulgated thereunder. The repurchase of tendered Shares by the Fund is a taxable event to stockholders. See “Certain U.S. Federal Income Tax Considerations.” Selected securities dealers or other financial intermediaries may charge a processing fee to confirm a repurchase of Shares pursuant to a tender offer.

The Fund will assume all fees and expenses related to a repurchase of Shares. A stockholder tendering for repurchase less than all of its Shares must maintain a minimum account balance after the repurchase is effected, the amount of which will be established by the Fund from time to time and is currently $1,000. If a stockholder tenders a number of Shares that would cause the aggregate NAV of the stockholder’s holdings to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the stockholder so that the required minimum balance is maintained. The Fund may also repurchase all of such a stockholder’s Shares in the Fund. The Fund or the Adviser may waive the minimum account balance from time to time.
The Fund’s NAV per share may change materially from the date a tender offer is mailed to the tender valuation date (or any later valuation date if the tender offer is extended), and to the effective date of repurchase, and it also may change materially shortly after a tender is completed. The method by which the Fund calculates its NAV is discussed under the caption “Calculation of Net Asset Value and Valuation.”
Mandatory Repurchases
The Fund may repurchase Shares without consent or other action by the stockholder or other person if the Fund determines that:
•
the Shares have vested in any other person other than by operation of law as a result of the death, divorce, dissolution, bankruptcy, insolvency or adjudicated incompetence of the stockholder;

•
ownership of the Shares by a stockholder or other person is likely to cause the Fund to be in violation of, or require registration of the Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities, or other laws of the U.S. or any other relevant jurisdiction;

•
continued ownership of the Shares by a stockholder may subject the Fund or any stockholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•
any of the representations and warranties made by a stockholder or other person in connection with the acquisition of Shares were not true when made or has ceased to be true; or

•
with respect to a stockholder subject to special laws or compliance requirements, such as those imposed by ERISA, the Bank Holding Company Act or certain Federal Communication Commission regulations (collectively, “Special Laws or Regulations”), the stockholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold any Shares.

Shares will be repurchased at the NAV per share of the class of Shares being repurchased. Stockholders whose Shares are repurchased by the Fund will not be entitled to a return of any amount of front-end sales load that was charged in connection with the stockholder’s purchase of such Shares.

CALCULATION OF NET ASSET VALUE AND VALUATION
The Fund will calculate its NAV (i) as of the close of business on the last business day of each calendar month; (ii) on each date that Shares are to be repurchased in connection with the Fund’s offer to purchase Shares; and (iii) at such other times as the Board shall determine (each, a “Determination Date”) typically as of the regularly scheduled close of normal trading on the NYSE/TSX (normally, 4:00 p.m., Eastern time). If the regular schedule of the NYSE/TSX is for a close prior to 4:00 p.m., Eastern time, such as on days in advance of holidays observed by the NYSE/TSX, the Fund typically will calculate its NAV as of such earlier closing time. In unusual circumstances, such as an unscheduled close or halt of trading on the NYSE/TSX, the Fund may calculate its NAV as of an alternative time. In determining its NAV, the Fund will value its investments as of the relevant Determination Date. The NAV of the Fund will equal the value of the total assets of the Fund (including the NAV of each class of Shares, including interest accrued but not yet received), less all of its liabilities (including accrued fees and expenses, dividends payable and any borrowings of the Fund), each determined as of the relevant Determination Date. The NAV of each class of Shares will be calculated separately based on the fees and expenses applicable to each class. It is expected that the NAV of each class of Shares will vary over time as a result of the differing fees and expenses applicable to each class.
The Board has adopted procedures for the valuation of the Fund’s securities (the “Valuation Procedures”). The Adviser oversees the day-to-day responsibilities for valuation determinations under the Valuation Procedures. The Board regularly reviews the application of these procedures to the securities in the Fund’s portfolio.
The Board has designated the Adviser as the valuation designee pursuant to Rule 2a-5 under the 1940 Act to perform fair value determination relating to any or all Fund investments. The Board oversees the Adviser in its role as the valuation designee in accordance with the requirements of Rule 2a-5.
The Valuation Procedures are implemented by the Adviser and the Administrator. Both the Adviser and the Administrator are subject to the oversight of, and report to, the Board. The Adviser and the Administrator monitor and review the methodologies of the various third-party pricing services that are employed by the Fund. The Adviser employs valuation techniques for private investments held by the Fund, which include discounted cash flow methods and market comparables. The NAV of the Fund will be equivalent to its assets less its liabilities valued in accordance with the policies and procedures as discussed below.
Valuation Methodology — Publicly Traded Securities
Investments in securities that are publicly listed on the NYSE/TSX are valued, except as indicated below, at the official closing price reflected at the close of the NYSE/TSX on the business day as of which such value is being determined. If there has been no published closing price on such day, the securities are valued at the mean of the closing bid and ask prices for the day or, if no ask price is available, at the bid price. Securities not listed on the NYSE/TSX but listed on other domestic or foreign securities exchanges are valued in a similar manner. Securities traded on more than one securities exchange are valued at the closing price of the exchange representing the principal market for such securities on the business day as of which such value is being determined. If, after the close of a domestic or foreign market, but prior to the close of business on the day the securities are being valued, market conditions change significantly, the domestic or foreign securities may be valued pursuant to procedures established by the Board.
Securities traded in the over-the-counter market, such as fixed-income securities and certain equities, including listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the official closing prices as reported by sources as the Board deems appropriate to reflect their fair market value. If there has been no official closing price on such day, the securities are valued at the mean of the closing bid and ask prices for the day or, if no ask price is available, at the bid price. Fixed-income securities typically will be valued on the basis of prices provided by a pricing service, generally an evaluated price or the mean of closing bid and ask prices obtained by the pricing service, when such prices are believed by the Adviser to reflect the fair market value of such securities. Furthermore, the Fund’s Adviser will review the valuation methodology of any pricing service used in the Fund’s investment valuation process, subject to oversight and/or approval of the Board.

Valuation Methodology — Short Term Debt Securities
Short-term debt securities, which have a maturity date of 60 days or less, are valued at amortized cost, which approximates fair value.
Valuation Methodology — Private Investments
For investments in non-publicly traded equity or debt securities with a maturity date of more than 60 days, the Board has approved procedures pursuant to which the Adviser and the Board will use their best efforts to ensure that the value of each private instrument is adjusted based on the Adviser’s estimate of what actual fair value would be under current market conditions. Recently acquired investments will be initially valued at cost and then subsequently valued on a quarterly basis. Between the quarterly valuation periods, the fair value of the private investments will be adjusted monthly based on the total return that the investment is expected to generate and the impact of foreign exchange. In addition, the Adviser will monitor the Fund’s private investments for events that the Adviser believes may have a material impact on the fair values, including but not limited to, capital market events, recent financial results, and regulatory changes. Upon the occurrence of such a material event and provided that the Adviser is aware that such event has occurred, the Adviser will promptly update the estimate of the valuations of the investments.
Except for short term debt securities, the Fund will also engage qualified external valuation consultants to provide valuation information for all private investments at least annually.
Secondary Investments are generally valued based on the latest net asset value reported by the Portfolio Fund Manager or third-party sponsor.
Private Long-Term Debt and Preferred Share Investments
The Adviser will evaluate each private debt investment’s fair value based on numerous factors, including but not limited to changes in credit risk, the financial strength of the borrower, and the debt instrument’s spread to US Treasuries, or other relevant government debt. The Fund will generally value any private debt investments at the lesser of their amortized cost or the high end of any valuation range as provided by a qualified external valuation consultant. In certain circumstances, the Adviser may determine that this amount does not represent the fair value of the private debt investment based on current market conditions. In such an instance, the Adviser will fair value the investment. In its fair valuation assessment process, the Adviser may consider any information it deems appropriate, including information received directly from the borrower or other external valuation consultants. Any such fair valuation determinations will be made in good faith and may be based upon an internally developed pricing model, subject to the review and ratification of the Board.
Private Equity Investments
In assessing the fair value of the Fund’s non-traded private equity investments, the Adviser uses the valuation methodology it deems most appropriate and consistent with industry best practices and market conditions. The Adviser will employ a variety of methods such as earnings and multiple analysis and discounted cash flow. The Adviser will take into consideration all relevant information reasonably available at the time the Adviser values its portfolio and makes assumptions that are based on market conditions existing as at the Determination Date.
NAV and NAV Per Share Calculation
The price at which an investor buys Shares or has Shares repurchased is the NAV per share. The Adviser calculates the Fund’s NAV each month on the valuation date as follows:
•
Current value of the Fund’s total assets, including the value of all investments held; and

•
Less any liabilities including accrued fees and expenses of the Fund and distributions to be paid.

Expenses of the Fund, including the Management Fee, are accrued at least on a monthly basis on the Determination Date and taken into account for the purpose of determining the Fund’s NAV. Similarly,

expenses of the Fund are accrued on a monthly basis on the Determination Date and taken into account for the purpose of determining the Fund’s NAV. Fund level debt will be valued in accordance with U.S. GAAP.
The NAV of the Fund will equal the value of the total assets of the Fund (including the NAV of each class of Shares, including interest accrued but not yet received), less all of its liabilities (including accrued fees and expenses, dividends payable and any borrowings of the Fund), each determined as of the relevant Determination Date. The net asset values of Class I Shares, Class D Shares, Class S Shares and Class T Shares will be calculated separately based on the fees and expenses applicable to each class. NAV per share is calculated by taking the Fund’s NAV divided by the total number of Shares outstanding at the time the determination is made. It is expected that the NAV of Class I Shares, Class D Shares, Class S Shares and Class T Shares will vary over time as a result of the differing fees and expenses applicable to each class.
Rapidly changing market conditions or material events may not be immediately reflected in the Fund’s monthly NAV. The resulting potential disparity in the Fund’s NAV may inure to the benefit of stockholders whose shares are repurchased or new purchasers of our Shares, depending on whether our published NAV per share of such class is overstated or understated.

DISTRIBUTIONS AND DIVIDENDS
The Fund intends to distribute substantially all of its net investment income to common stockholders in the form of distributions. Under normal market conditions, the Fund intends to declare and pay distributions monthly to common stockholders of record. In addition, the Fund intends to distribute any net capital gains earned from the sale of portfolio securities to common stockholders no less frequently than annually, although net short-term capital gains may be paid more frequently. However, the Fund cannot guarantee that it will make distributions and the amount of distributions that the Fund may pay, if any, is uncertain.
The Fund intends to pay common stockholders annually all, or at least 90%, of its investment company taxable income. Various factors will affect the level of the Fund’s investment company taxable income, such as its asset mix. Distributions may be paid to the holders of the Shares if, as and when authorized by the Board of Directors and declared by the Fund out of assets legally available therefor. To permit the Fund to pay monthly distributions, it may from time to time distribute less than the entire amount of income earned in a particular period, with the undistributed amount being available to supplement future distributions. As a result, the distributions paid by the Fund for any particular monthly period may be more or less than the amount of income actually earned during that period. Because the Fund’s income will fluctuate and the Fund’s distribution policy may be changed by the Board of Directors at any time, there can be no assurance that the Fund will pay distributions or dividends. Distributions are subject to re-characterization for federal income tax purposes after the end of the fiscal year.
In the event that the total distributions on the Shares exceed the Fund’s current and accumulated earnings and profits allocable to such Shares, the excess distributions will generally be treated as a tax-free return of capital (to the extent of the stockholder’s tax basis in the Shares). A return of capital is a return to investors of a portion of their original investment in the Fund rather than income or capital gain. Stockholders should not assume that the source of a distribution from the Fund is net profit or income. Distributions sourced from paid-in capital should not be considered as part of the current yield or total return from an investment in the Fund. The amount treated as a tax-free return of capital will reduce a stockholder’s adjusted tax basis in the Shares (but not below zero), thereby increasing the stockholder’s potential taxable gain or reducing the potential loss on the sale of the Shares.
Distributions paid by the Fund will be reinvested in additional Shares, unless a stockholder elects to receive all distributions in cash. See “Dividend Reinvestment Plan” below.
Section 19(b) of the Investment Company Act and Rule 19b-1 thereunder generally limit the Fund to one long-term capital gain distribution per year, subject to certain exceptions. For purposes of declaring and paying distributions, the Fund will determine its monthly net investment income to distribute in accordance with GAAP, which may differ from income tax regulations. For tax purposes, a distribution that for purposes of GAAP is composed of return of capital and net investment income may be subsequently re-characterized to also include capital gains. Stockholders will be informed of the tax characteristics of any distributions after the close of the Fund’s fiscal year.

DIVIDEND REINVESTMENT PLAN
The Fund has adopted a Dividend Reinvestment Plan (the “DRIP,” or the “Plan”) that provides that, unless stockholders elect to receive their distributions in cash, they will be automatically reinvested by SS&C GIDS, Inc. (in such capacity, the “Plan Administrator”), in additional Shares. If stockholders elect to receive distributions in cash, they will receive them paid by check mailed directly to them by the Plan Administrator.
The Fund may pay distributions from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds and/or borrowings. See “Distributions and Dividends” above.
Shares received under the Plan will be issued to stockholders at their NAV on the ex-dividend date; there is no sales or other charge for reinvestment. Stockholders are free to withdraw from the Plan and elect to receive cash at any time by giving written notice to the Plan Administrator or by contacting the broker or dealer, who will inform the Fund.
The Plan Administrator provides written confirmation of all transactions in the shareholder accounts in the Plan, including information stockholders may need for tax records. Any proxy stockholders receive will include all Shares received under the Plan.
Automatically reinvested dividends and distributions are taxed in the same manner as cash dividends and distributions. See “Certain U.S. Federal Income Tax Considerations.”
The Fund and the Plan Administrator reserve the right to amend or terminate the Plan. There is no direct service charge to participants in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants. If the Plan is amended to include such service charges, the Plan Administrator will include a notification to registered stockholders with the Plan Administrator.
Additional information about the Plan may be obtained from the Plan Administrator.

DESCRIPTION OF SHARES
The following description of the terms of the shares of stock of the Fund is only a summary. For a complete description, please refer to the Fund’s charter (the “Charter”) and Bylaws (the “Bylaws”).
The Fund’s authorized capital consists of 1,000,000,000 shares of common stock, $0.001 par value per share. Of the total Shares authorized, 250,000,000 are classified and designated as Class I Shares, 250,000,000 are classified and designated as Class D Shares, 250,000,000 are classified and designated as Class S Shares, and 250,000,000 are classified and designated as Class T Shares.
There is currently no market for the Shares, and the Fund does not expect that a market for its Shares will develop in the foreseeable future, if ever. A majority of the entire Board may, without any action by the stockholders, amend the Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of any class or series that the Fund has authority to issue. Under Maryland law, the Fund’s stockholders generally will not be personally liable for the Fund’s debts or obligations.
Shares
General
All Shares offered pursuant to this Prospectus will be, upon issuance, duly authorized, fully paid and nonassessable. The Fund currently offers four classes of its Shares on a continuous basis: Class I Shares, Class D Shares, Class S Shares and Class T Shares. An investment in any share class of the Fund represents an investment in the same assets of the Fund. Each share class has different fees, as set forth in “Summary of Fund Expenses.” Certain share class details are set forth in “Plan of Distribution.” Common stockholders are entitled to receive distributions when, as and if authorized by the Board and declared by the Fund out of assets legally available for the payment of distributions. Common stockholders have no preference, conversion, exchange, sinking fund or repurchase rights, have no preemptive rights to subscribe for any of the Fund’s securities and have no appraisal rights unless the Board determines that appraisal rights apply, with respect to all or any classes of Shares, to one or more transactions occurring after the date of such determination in connection with which common stockholders would otherwise be entitled to exercise appraisal rights. Each class of Shares has equal earnings, assets, distribution, liquidation and other rights, except that the price at which shares of a particular class of Shares may be repurchased and the dividends and distributions of investment income and capital gains with respect to the class of Shares may vary with respect to each such class of Shares to reflect the different allocations of the expenses of the Fund among the holders of such classes of Shares and any resultant differences between the net asset values per share of such classes of Shares, to such extent and for such purposes as the Board may deem appropriate.
Distributions
Distributions may be paid to common stockholders if, as and when authorized by the Board and declared by the Fund out of assets legally available therefor.
The Fund does not have any preferred shares outstanding as of the date of this Prospectus. If in the future any preferred shares are outstanding, common stockholders generally will not be entitled to receive any distributions from the Fund unless (1) the Fund has paid all accumulated dividends on the preferred shares, (2) the Fund has repurchased the full number of preferred shares required to be repurchased by any provision for mandatory repurchase of such preferred shares, (3) immediately after such a distribution, the Fund has an asset coverage of at least 200%, (4) the assets in the Fund’s portfolio meet any asset coverage requirements set forth by the Fund’s lenders or any applicable nationally recognized statistical rating organization (“NRSRO”), in each case, after giving effect to such a distribution and (5) there is no event of default existing under the terms of any of the Fund’s borrowings, in each case, after giving effect to such distributions.
So long as senior securities representing indebtedness of the Fund are outstanding, stockholders generally will not be entitled to receive any distributions from the Fund unless (1) there is no event of default existing under the terms of such indebtedness, (2) immediately after such a distribution, the Fund has an asset coverage of at least 300% and (3) the assets in the Fund’s portfolio meet any asset coverage requirements set forth by the Fund’s lenders or any applicable NRSRO, in each case, after giving effect to such a distribution.
Dividend Reinvestment Plan
Pursuant to the DRIP, income dividends and/or capital gain distributions to stockholders will automatically be reinvested in additional Shares by the Plan Administrator unless a stockholder elects to receive cash. A stockholder may terminate participation in the DRIP at any time by notifying the Plan Administrator before the record date of the next distribution via email at brookiiai@sscinc.com or in writing to Brookfield Infrastructure Income Fund Inc. at P.O. Box 219501, Kansas City, MO 64121-9501. Investors may also terminate their participation in the DRIP by submitting an investor change form, which may be requested from the Adviser, via fax to 816-399-2686 (Local) or 833-419-3814 (Toll-Free). Stockholders whose Shares are held in the name of a broker or other nominee and who wish to elect to receive any dividends and distributions in cash must contact their broker or nominee. All distributions to stockholders who do not participate in the DRIP, or have elected to terminate their participation in the DRIP, are paid by wire or check mailed directly to the record holder by or under the direction of the Plan Administrator when the Board declares a distribution.
The Plan Administrator maintains all stockholder accounts in the DRIP and furnishes written confirmations of all transactions in the account, including information needed by stockholders for tax records. Shares in the account of each DRIP participant are held by the Plan Administrator in non-certificated form in the name of the participant, and each stockholder’s proxy includes Shares purchased pursuant to the DRIP. The Plan Administrator will forward all proxy solicitation materials to participants and vote proxies for Shares held under the DRIP in accordance with the instructions of the participants.
There is no charge to participants for reinvesting regular distributions and capital gains distributions; however, the Fund reserves the right to amend the DRIP to include a service charge payable by the participants. The fees of the Plan Administrator for handling the reinvestment of regular distributions and capital gains distributions are included in the fee to be paid by us to our transfer agent. There are no brokerage charges with respect to Shares are used directly by us as a result of regular distributions or capital gains distributions payable either in Shares or in cash.
The automatic reinvestment of such dividends or distributions does not relieve participants of any income tax that may be payable on such dividends or distributions. See “Certain U.S. Federal Income Tax Considerations.”
The Fund reserves the right to amend or terminate the DRIP at any time. Any expenses of the DRIP will be borne by the Fund. All correspondence or questions concerning the DRIP should be directed to Brookfield Infrastructure Income Fund Inc., P.O. Box 219501, Kansas City, MO 64121-9501.
For direct stockholders, if you elect to receive distributions and/or capital gains paid in cash, and the U.S. Postal Service cannot deliver the check, or if a check remains outstanding for six months, the Fund reserves the right to reinvest the distribution check in your account, at the Fund’s current NAV, and to reinvest all subsequent distributions. Stockholders that are investors through a financial intermediary should contact their Selling Agent directly.
Liquidation Rights
The Fund’s stockholders are entitled to the then-current NAV per share of the assets legally available for distribution to the Fund’s stockholders in the event of the liquidation, dissolution or winding up of the Fund, after payment of or adequate provision for all of the Fund’s known debts and liabilities, including any outstanding debt securities or other borrowings and any interest thereon. These rights are subject to the preferential rights of outstanding shares of any other class or series of the Fund’s stock, including any preferred shares.
Voting Rights
Each outstanding Share generally entitles the holder to cast one vote on all matters submitted to a vote of the Fund’s stockholders, including the election of directors. The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast (without regard to class) at a meeting of the Fund’s stockholders constitutes a quorum at the meeting, unless applicable law or regulatory requirements or the Charter requires a separate vote of one or more classes of the Fund’s stock, in which case the presence in person or by proxy of the stockholders entitled to cast a majority of all the votes entitled to be cast by stockholders of each such class of Shares on such a matter will constitute a quorum. The Charter requires such separate vote with respect to any matter which the Board determines affects only one or more (but less than all) classes of Shares, in which case only holders of the affected class or classes of Shares are entitled to vote.
There is no cumulative voting in the election of directors. Consequently, at each annual meeting of the Fund’s stockholders, the holders of a majority of the outstanding Shares entitled to vote will be able to elect all of the successors of the directors whose terms expire at that meeting, except that holders of a majority of the outstanding preferred shares, if any, will have the right, voting as a separate class, to elect two directors at all times.
Mandatory Repurchases
Shares are able to be repurchased at the option of the Fund without consent or other action by the stockholder or other person if the Fund determines that:
•
the Shares have vested in any other person other than by operation of law as a result of the death, divorce, dissolution, bankruptcy, insolvency or adjudicated incompetence of the stockholder;

•
ownership of the Shares by a stockholder or other person is likely to cause the Fund to be in violation of, or require registration of the Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities, or other laws of the U.S. or any other relevant jurisdiction;

•
continued ownership of the Shares by a stockholder may subject the Fund or any stockholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•
any of the representations and warranties made by a stockholder or other person in connection with the acquisition of Shares were not true when made or has ceased to be true; or

•
with respect to a stockholder subject to special laws or compliance requirements, such as those imposed by ERISA, the Bank Holding Company Act or certain Federal Communication Commission regulations (collectively, “Special Laws or Regulations”), the stockholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold any Shares.

Shares will be repurchased at the NAV per share of the class of Shares being repurchased.
Preferred Shares
The Charter authorizes the Board to classify and reclassify any unissued shares of stock into shares of stock of other classes or series, including preferred shares, without the approval of common stockholders. Common stockholders have no preemptive right to purchase any preferred shares that the Fund may issue. As of the date of this Prospectus, the Fund had no preferred shares outstanding. The Fund may elect to issue additional preferred shares in the future as part of a leveraging strategy.
Prior to the issuance of shares of stock of any class or series, the Board is required by Maryland law and by the Charter to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each such class or series. Thus, the Board could authorize the Fund to issue shares of stock with terms that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for common stockholders or otherwise be in their best interests. Any issuance of preferred shares, however, must comply with the requirements of the Investment Company Act. If the Fund elects to issue preferred shares (and/or notes or other debt securities), its ability to make distributions to its common stockholders may be limited by the terms of such preferred shares or debt securities, the asset coverage requirements and other limitations imposed by the Investment Company Act, Maryland law and the Fund’s lenders.

Under the Investment Company Act, holders of the preferred shares would be entitled to elect two directors of the Fund at all times and to elect a majority of the Fund’s directors if at any time dividends on the preferred shares are unpaid in an amount equal to two full years’ dividends. Holders of the preferred shares would continue to have the right to elect a majority of the Fund’s directors until all dividends in arrears on the preferred shares have been paid. In addition, holders of the preferred shares would also be entitled to vote separately as a class on certain matters, which may at times give holders of preferred shares disproportionate influence over the Fund’s affairs.
Uncertificated Shares; Transfer Agent
The Fund does not issue certificates for shares of its stock. The Shares are held in “uncertificated” form, which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable share certificates and eliminate the need to return a duly executed share certificate to effect a transfer. The Transfer Agent acts as the Fund’s registrar and as the Transfer Agent for the Shares. With respect to Shares held by a financial intermediary on behalf of an investor, the financial intermediary will be responsible for the functions of the registrar and transfer agent. Transfers can be effected simply by mailing a transfer and assignment form, which the Fund will provide to you at no charge, to the Transfer Agent. See “Custodian and Transfer Agent.”

CERTAIN PROVISIONS IN CHARTER AND BYLAWS
The following description of certain provisions of the Charter and Bylaws is only a summary. For a complete description, please refer to the Charter and Bylaws, which have been filed as exhibits to the registration statement on Form N-2, of which this Prospectus forms a part.
The Charter and Bylaws include provisions that could delay, defer or prevent other entities or persons from acquiring control of the Fund, causing the Fund to engage in certain transactions or modifying the structure.
Board of Directors; Election of Directors
As permitted by Maryland law, the Bylaws provide that the Fund is not required to hold an annual meeting of stockholders in any year in which the election of directors is not required under the 1940 Act and the Fund does not intend to hold regular annual meetings of stockholders. Accordingly, directors will be elected to serve indefinite terms between annual meetings of stockholders. The Bylaws provide that a director is elected by a plurality of all the votes cast at a meeting of stockholders at which a quorum is present. Pursuant to the Charter and Bylaws, the Board may amend the Bylaws from time to time to alter the vote required to elect a director.
The Charter provides that the number of directors will be set only by the Board in accordance with the Bylaws. The Bylaws provide that a majority of the entire Board may at any time increase or decrease the number of directors. However, the number of directors cannot be less than the minimum number required by the Maryland General Corporation Law (the “MGCL”), which is one, or, unless the Bylaws are amended, more than fifteen.
Except as may be provided by the Board in setting the terms of any class or series of preferred shares or required by the 1940 Act, any vacancy on the Board of Directors for any cause other than an increase in the number of directors may be filled by a majority of the remaining directors, even if such majority is less than a quorum, any vacancy in the number of directors created by an increase in the number of directors may be filled by a majority of the entire Board, and any director elected to fill a vacancy shall serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies.
Removal of Directors
Our Charter provides that, subject to the rights of holders of one or more classes or series of preferred stock, a director may be removed only for cause and only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of Directors. “Cause” means, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to the Fund through bad faith or active and deliberate dishonesty.
Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws
Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, convert, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless declared advisable by the Board of Directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for stockholder approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Subject to certain exceptions described below, the Charter provides for approval of Charter amendments by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. The Charter provides that (1) the Fund’s liquidation or dissolution, or any merger, consolidation, share exchange or sale or exchange of all or substantially all of the assets that requires the approval of the stockholders under the MGCL, (2) certain transactions between the Fund and any person or group of persons acting together and any person controlling, controlled by or under common control with any such person or member of such group, that may exercise or direct the exercise of 10% or more of the voting power in the election of directors, (3) any amendment to the Charter that would convert the Fund from a closed-end investment company to an open-end investment company or otherwise make the Shares a redeemable security and (4) any amendment to certain provisions of the Charter, including the provisions relating to the number, qualifications, election and removal of directors, requires the approval of the stockholders entitled to cast at least 80% of the votes entitled to be cast on such matter. If such a proposal is approved by at least two-thirds of the Continuing Directors (defined below), in addition to approval by the full Board, such proposal may be approved by the stockholders entitled to cast a majority of the votes entitled to be cast on such matter or, in the case of transactions with a group described above, by the vote, if any, of the stockholders required by applicable law. The “Continuing Directors” are defined in the Charter as (1) the directors identified in Section 5.1 of the Charter, (2) those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of Continuing Directors then on the Board and (3) any successor directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of the Continuing Directors then in office. This provision could make it more difficult for certain extraordinary transactions to be approved if they are opposed by the Continuing Directors and discourage proxy contests for control of the Board by persons wishing to cause such transactions to take place.
Our Charter and Bylaws provide that the Board of Directors has the exclusive power to make, alter, amend or repeal any provision of the Bylaws.
Stockholder-Requested Special Meetings
Our Bylaws provide that special meetings of stockholders may be called by the Board of Directors and certain officers of the Fund. In addition, the Bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the Fund upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.
Action by Stockholders
Under Maryland law, stockholder action can be taken only at an annual or special meeting of stockholders or, unless the charter provides for stockholder action by less than unanimous written consent (which is not the case for the Charter), by unanimous written consent in lieu of a meeting.
Exclusive Forum
Our Bylaws provide that, unless the Fund consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, (b) any derivative action or proceeding brought on behalf of the Fund, other than actions arising under United States federal securities laws, (c) any action asserting a claim of breach of any duty owed by any director or officer or other agent of the Fund to the Fund or to the stockholders of the Fund, (d) any action asserting a claim against the Fund or any director or officer or other agent of the Fund arising pursuant to any provision of the MGCL or the Charter or Bylaws, or (e) any other action asserting a claim against the Fund or any director or officer or other agent of the Fund that is governed by the internal affairs doctrine. None of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland unless the Fund consents in writing to such court. The exclusive forum selection provision will not apply to claims brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or the Investment Company Act or any other claim for which the federal courts have exclusive jurisdiction.
Certain Provisions of the Maryland General Corporation Law
The Maryland Business Combination Act prohibits certain business combinations, subject to exceptions and limitations, between a Maryland corporation and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the corporation’s then outstanding shares of stock) or an affiliate of any interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes two super-majority stockholder voting requirements on these combinations, unless, among other conditions, the stockholders receive a minimum price, as defined in the statute, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares of stock. The Maryland Business Combination Act does not apply to a corporation registered under the 1940 Act as a closed-end investment company, such as the Fund, unless the board of directors adopts a resolution to be subject to the statute. The Board of Directors has not adopted a resolution electing to be subject to the Maryland Business Combination Act.
The Maryland Control Share Acquisition Act provides that, subject to certain exceptions, holders of “control shares” defined as voting shares that, when aggregated with all other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights except to the extent approved by the Fund’s stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by the Fund’s officers or by the Fund’s employees who are also directors of the Fund. The Maryland Control Share Acquisition Act does not apply to a corporation registered under the 1940 Act as a closed-end investment company, such as the Fund, unless the board of directors adopts a resolution to be subject to the statute. The Board of Directors has not adopted a resolution electing to be subject to the Maryland Control Share Acquisition Act.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a brief summary of certain U.S. federal income tax considerations affecting the Fund and its stockholders. Except as expressly provided otherwise, this discussion assumes you are a U.S. person (as defined for U.S. federal income tax purposes) and that you hold your common Shares as capital assets. This discussion is based upon current provisions of the Code, the Treasury regulations promulgated thereunder and judicial and administrative authorities, all of which are subject to change or differing interpretations by the courts or the Internal Revenue Service (the “IRS”), possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position different from any of the tax aspects set forth below. No attempt is made to discuss state, local or foreign tax consequences to investors in the Fund, nor to present a detailed explanation of all federal tax concerns affecting the Fund and its stockholders (including stockholders owning large positions in the Fund).
The discussions set forth in this Prospectus do not constitute tax advice and potential investors are urged to consult their own tax advisers to determine the specific tax consequences to them of investing in the Fund.
Taxation of the Fund
The Fund has elected and intends to qualify annually to be treated as a regulated investment company under Subchapter M of the Code. Accordingly, the Fund must, among other things, meet the following requirements regarding the source of its income and the diversification of its assets:
(i)
The Fund must derive in each taxable year at least 90% of its gross income from the following sources, which are referred to herein as “Qualifying Income”: (a) dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gain from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or foreign currencies; and (b) interests in publicly traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in clause (a) above (each, a “Qualified Publicly Traded Partnership”).

(ii)
The Fund must diversify its holdings so that, at the end of each quarter of each taxable year, (a) at least 50% of the market value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the market value of the Fund’s total assets is invested in the securities of (I) any one issuer (other than U.S. government securities and the securities of other regulated investment companies), (II) any two or more issuers (other than the securities of other regulated investment companies) that the Fund controls (by owning 20% or more of the outstanding voting securities of such issuer) and that are determined to be engaged in the same or similar trades or businesses or related trades or businesses or (III) any one or more Qualified Publicly Traded Partnerships.

Income from the Fund’s investments in grantor trusts and partnerships that are not Qualified Publicly Traded Partnerships (if any) will be Qualifying Income to the extent it is attributable to items of income of such trust or partnership that would be Qualifying Income if earned directly by the Fund. The Fund’s investments in partnerships, including in Qualified Publicly Traded Partnerships, may result in the Fund being subject to state, local or foreign income, franchise or withholding tax liabilities.
As a regulated investment company, the Fund generally will not be subject to U.S. federal income tax on income and gains that the Fund distributes to its stockholders provided that it distributes each taxable year at least the sum of (i) 90% of the Fund’s investment company taxable income (which includes, among other items, dividends, interest and the excess of any net short-term capital gain over net long-term capital loss and other taxable income, other than any net capital gain (as defined below), reduced by deductible expenses) determined without regard to the deduction for dividends paid and (ii) 90% of the Fund’s net tax-exempt interest income (the excess of its gross tax-exempt interest over certain disallowed deductions).

The Fund intends to distribute substantially all of such income at least annually. The Fund will be subject to income tax at regular corporate rates on any taxable income or gains that it does not distribute to its stockholders. There can be no assurance that the Fund’s distributions will be sufficient to eliminate all taxes in all periods.
The Code imposes a 4% nondeductible federal excise tax on the Fund to the extent the Fund does not distribute by the end of any calendar year an amount at least equal to the sum of (i) 98% of its ordinary income (not taking into account any capital gain or loss) for the calendar year, (ii) 98.2% of its capital gain in excess of its capital loss (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year (unless an election is made to use the Fund’s fiscal year), and (iii) certain undistributed amounts from previous years on which the Fund paid no U.S. federal income tax. While the Fund intends to distribute any income and capital gain in the manner necessary to minimize imposition of the 4% excise tax, there can be no assurance that sufficient amounts of the Fund’s taxable income and capital gain will be distributed to entirely avoid the imposition of the excise tax. In that event, the Fund will be liable for the excise tax only on the amount by which it does not meet the foregoing distribution requirement.
A distribution will be treated as paid during the calendar year if it is declared by the Fund in October, November or December of the year, payable to stockholders of record on a date during such a month and paid by the Fund during January of the following year. Any such distributions paid during January of the following year will be deemed to be received by the Fund’s stockholders on December 31st of the year the distributions are declared, rather than when the distributions are actually received.
If for any taxable year the Fund does not qualify as a regulated investment company, all of its taxable income (including its net capital gain) will be subject to tax at regular corporate rates without any deduction for distributions to stockholders, and such distributions will be taxable to the stockholders as ordinary dividends to the extent of the Fund’s current or accumulated earnings and profits. Such dividends, however, would be eligible (provided certain holding period and other requirements are met) (i) to be treated as qualified dividend income in the case of individual stockholders and (ii) for the dividends received deduction in the case of corporate stockholders. The Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before re-qualifying for taxation as a regulated investment company. If the Fund fails to qualify as a regulated investment company in any year, it must pay out its earnings and profits accumulated in that year in order to qualify again as a regulated investment company. If the Fund failed to qualify as a regulated investment company for a period greater than two taxable years, the Fund may be required to recognize and pay tax on any net built-in gains with respect to certain of its assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if the Fund had been liquidated) or, alternatively, to elect to be subject to taxation on such built-in gain recognized for a period of five years, in order to qualify as a regulated investment company in a subsequent year.
Certain of the Fund’s investment practices are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions (including the dividends received deduction, if any), (ii) convert lower taxed long-term capital gains and qualified dividend income, if any, into higher taxed short-term capital gains or ordinary income, (iii) convert ordinary loss or a deduction into capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions, and (vii) produce income that will not qualify as good income for purposes of the 90% annual gross income requirement described above. The Fund will monitor its transactions and may make certain tax elections and may be required to borrow money or dispose of securities to mitigate the effect of these rules and prevent disqualification of the Fund as a regulated investment company.
Gain or loss on the sale of securities by the Fund will generally be long-term capital gain or loss if the securities have been held by the Fund for more than one year. Gain or loss on the sale of securities held for one year or less will be short-term capital gain or loss.
The premium received by the Fund for writing a call option is not included in income at the time of receipt. If the option expires, the premium is short-term capital gain to the Fund. If the Fund enters into a closing transaction, the difference between the amount paid to close out its position and the premium received is short-term capital gain or loss. If a call option written by the Fund is exercised, thereby requiring the Fund to sell the underlying security, the premium will increase the amount realized upon the sale of the security and any resulting gain or loss will be long-term or short-term, depending upon the holding period of the security. With respect to a put or call option that is purchased by the Fund, if the option is sold, any resulting gain or loss will be a capital gain or loss, and will be short-term or long-term, depending upon the holding period for the option. If the option expires, the resulting loss is a capital loss and is short-term or long-term, depending upon the holding period for the option. If the option is exercised, the cost of the option, in the case of a call option, is added to the basis of the purchased security and, in the case of a put option, reduces the amount realized on the underlying security in determining gain or loss. Because the Fund does not have control over the exercise of the call options it writes, such exercises or other required sales of the underlying securities may cause the Fund to realize capital gains or losses at inopportune times.
The Fund’s transactions in foreign currencies, forward contracts, options, futures contracts (including options and futures contracts on foreign currencies) and short sales, to the extent permitted, will be subject to special provisions of the Code (including provisions relating to “hedging transactions,” “straddles” and “constructive sales”) that may, among other things, affect the character of gains and losses realized by the Fund (i.e., may affect whether gains or losses are ordinary or capital), accelerate recognition of income to the Fund and defer Fund losses. These rules could therefore affect the character, amount and timing of distributions to common stockholders. Certain of these provisions may also (a) require the Fund to mark-to- market certain types of the positions in its portfolio (i.e., treat them as if they were closed out at the end of each year), (b) cause the Fund to recognize income without receiving cash with which to pay dividends or make distributions in amounts necessary to satisfy the distribution requirements for avoiding income and excise taxes, (c) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income and/or (d) treat dividends that would otherwise be eligible for the corporate dividends received deduction as ineligible for such treatment.
The Fund’s investment in so-called “section 1256 contracts,” such as regulated futures contracts, most foreign currency forward contracts traded in the interbank market and options on most stock indices, are subject to special tax rules. All section 1256 contracts held by the Fund at the end of its taxable year are required to be marked to their market value, and any unrealized gain or loss on those positions will be included in the Fund’s income as if each position had been sold for its fair market value at the end of the taxable year. The resulting gain or loss will be combined with any gain or loss realized by the Fund from positions in section 1256 contracts closed during the taxable year. Provided such positions were held as capital assets and were not part of a “hedging transaction” or a “straddle,” 60% of the resulting net gain or loss will be treated as long-term capital gain or loss, and 40% of such net gain or loss will be treated as short-term capital gain or loss, regardless of the period of time the positions were actually held by the Fund.
If the Fund purchases shares in certain foreign investment entities called passive foreign investment companies (“PFICs”), the Fund may be subject to federal income tax on a portion of any “excess distribution” or gain from the disposition of such Shares even if such income is distributed as a taxable dividend by the Fund to the stockholders. Additional charges in the nature of interest may be imposed on the Fund in respect of deferred taxes arising from such distributions or gains. Elections may be available to the Fund to mitigate the effect of this tax (if certain information is made available) and the additional charges, but such elections generally accelerate the recognition of income without the receipt of cash. Dividends paid by PFICs are not treated as qualified dividend income, as discussed below under “Taxation of Stockholders.”
If the Fund invests in the stock of a PFIC, or any other investment that produces income that is not matched by a corresponding cash distribution to the Fund, the Fund could be required to recognize income that it has not yet received. Any such income would be treated as income earned by the Fund and therefore would be subject to the distribution requirements of the Code. This might prevent the Fund from distributing 90% of its net investment income as is required in order to avoid Fund-level U.S. federal income taxation on its distributed income, or might prevent the Fund from distributing enough ordinary income and capital gain net income to avoid completely the imposition of the excise tax. To avoid this result, the Fund may be required to borrow money or dispose of securities to be able to make required distributions to the stockholders.

The Fund may invest in debt obligations purchased at a discount with a fixed maturity date of more than one year from the date of issuance (and zero-coupon debt obligations with a fixed maturity date of more than one year from the date of issuance) that are treated as debt obligations with original issue discount. Original issue discount (“OID”) is the excess of a debt instrument’s stated redemption price at maturity over its issue price, provided that such amount is not de minimis. The issue price is generally the initial offering price to the public (excluding bond houses and brokers) at which a substantial amount of the debt instrument was sold, and the stated redemption price at maturity is the sum of all amounts (principal and interest) payable on the debt instrument other than qualified stated interest. Qualified stated interest is stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually over the term of the debt instrument at a single fixed rate. Generally, the amount of OID for U.S. income tax purposes is treated as interest income that is included in the Fund’s income and is required to be distributed over the term of the debt obligation (even though payment of that amount is not received until a later time upon partial or full repayment or disposition of the debt obligation) in order to qualify as a regulated investment company and to avoid the 4% nondeductible excise potentially applicable to RICs. Increases in the principal amount of an inflation-indexed bond will generally be treated as OID. The rate at which OID accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects.
The Fund may also invest in debt obligations with a fixed maturity date of more than one year from the date of issuance that are acquired by the Fund in the secondary market, which may be treated as having “market discount.” Generally, market discount is the excess of the stated redemption price of a debt obligation (or in the case of an obligation issued with OID, its “revised issue price”) over the purchase price of such obligation. Generally, (i) any gain recognized on the disposition of, and any partial payment of principal on, a debt obligation having market discount is treated as ordinary income to the extent the gain or principal payment does not exceed the “accrued market discount” on such debt obligation, (ii) alternatively, the Fund may elect to accrue market discount currently, in which case the Fund will be required to include the accrued market discount on such debt obligations in the Fund’s income (as ordinary income) and thus distribute it over the term of the debt obligations (even though payment of that amount is not received until a later time upon partial or full repayment or disposition of the debt obligations), and (iii) if the Fund makes the election described in clause (ii), the rate at which the market discount accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects. The Fund reserves the right to revoke such an election at any time pursuant to applicable IRS procedures. In the case of higher-risk obligations, the amount of market discount may be unclear under the various applicable regulations that affect high-yield securities.
From time to time, a substantial portion of the Fund’s investments in loans and other debt obligations could be treated as having OID and/or market discount, which in some cases could be significant. To generate sufficient cash to make the required distributions as a RIC, the Fund may be required to raise cash, including by selling securities in its portfolio (including when it is not advantageous to do so) that it otherwise would have continued to hold.
The Fund may also invest in securities rated in the medium to lower rating categories by nationally recognized rating organizations, and in unrated securities (“high-yield securities”). All or a portion of the interest payments and accrued OID on such high-yield securities may not be deductible to the issuer and instead may be treated as dividends paid by the issuer for certain U.S. federal income tax purposes. In such cases, if the issuer of the high-yield discount obligation is a domestic corporation, dividend payments by the Fund may be eligible for the dividends-received deduction to the extent attributable to the deemed- dividend portion of such OID.
Under section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such income or receivables or pays such liabilities or expenses are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency forward contracts and the disposition of debt securities denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

Dividends or other income (including, in some cases, capital gains) received by the Fund from investments in foreign securities may be subject to withholding and other taxes imposed by foreign countries. Tax conventions between certain countries and the United States may reduce or eliminate such taxes in some cases. If more than 50% of the Fund’s total assets at the close of its taxable year consists of stock or securities of foreign corporations, the Fund may elect for U.S. federal income tax purposes to treat foreign income taxes paid by it as paid by its stockholders. The Fund may qualify for and make this election in some, but not necessarily all, of its taxable years. If the Fund were to make such an election, stockholders of the Fund would be required to take into account an amount equal to their pro rata portions of such foreign taxes in computing their taxable income and then treat an amount equal to those foreign taxes as a U.S. federal income tax deduction (subject to limitations which may be significant) or as a foreign tax credit (subject to limitations which may be significant) against their U.S. federal income liability. Shortly after any year for which it makes such an election, the Fund will report to its stockholders the amount per share of such foreign income tax that must be included in each stockholder’s gross income and the amount that may be available for the deduction or credit.
Taxation of Stockholders
The Fund will either distribute or retain for reinvestment all or part of its net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss). If any such gain is retained, the Fund will be subject to U.S. federal income tax at regular corporate rates on such amount. In that event, the Fund may designate the retained amount as undistributed capital gain in a notice to its stockholders, each of whom (i) will be required to include in income for tax purposes as long-term capital gain its share of such undistributed amounts, (ii) will be entitled to credit its proportionate share of the tax paid by the Fund against its federal income tax liability and to claim refunds to the extent that the credit exceeds such liability and (iii) will increase its basis in its common Shares by the excess of the amount described in clause (i) over the amount described in clause (ii).
Distributions paid by the Fund from its investment company taxable income, which includes net short-term capital gain, generally are taxable as ordinary income to the extent of the Fund’s earnings and profits, whether paid in cash or reinvested in Shares. Such distributions (if reported by the Fund) may, however, qualify (provided holding period and other requirements are met by both the Fund and the stockholder) (i) for the dividends received deduction available to corporations, but only to the extent that the Fund’s income consists of dividend income from U.S. corporations and (ii) in the case of individual stockholders, as qualified dividend income eligible to be taxed at long-term capital gain rates to the extent that the Fund receives qualified dividend income. Qualified dividend income is, in general, dividend income from taxable domestic corporations and certain qualified foreign corporations. There can be no assurance as to what portion of the Fund’s distributions will qualify for favorable treatment as qualified dividend income.
Distributions of net capital gain reported as capital gain distributions, if any, are taxable to stockholders at rates applicable to long-term capital gain, whether paid in cash or reinvested in Shares, and regardless of how long the stockholder has held the Fund’s common Shares. Capital gain distributions are not eligible for the dividends received deduction.
If, for any calendar year, the total distributions exceed both current earnings and profits and accumulated earnings and profits, the excess will generally be treated as a tax-free return of capital up to the amount of a stockholder’s tax basis in the common Shares. The amount treated as a tax-free return of capital will reduce a stockholder’s tax basis in the common Shares, thereby increasing such stockholder’s potential gain or reducing his or her potential loss on the sale of the common Shares. Any amounts distributed to a stockholder in excess of his or her basis in the common Shares will be taxable to the stockholder as capital gain (assuming your common Shares are held as a capital asset). The Fund may make distributions that are taxable even during periods in which the Fund’s share price has declined. Prospective investors should be aware that the price of the Shares may reflect the value of an upcoming distribution. Any such distribution will be taxable to a stockholder even though it could be considered a return of capital in an economic sense.
Stockholders may be entitled to offset their capital gain distributions (but not distributions eligible for qualified dividend income treatment) with capital losses. There are a number of statutory provisions affecting when capital losses may be offset against capital gain, and limiting the use of losses from certain investments and activities. Accordingly, stockholders with capital loss are urged to consult their tax advisers.
Upon a sale, exchange or other disposition of common Shares, a stockholder will generally realize a taxable gain or loss equal to the difference between the amount of cash and the fair market value of other property received and the stockholder’s adjusted tax basis in the common Shares. Such gain or loss will be treated as long-term capital gain or loss if the common Shares have been held for more than one year. Any loss realized on a sale or exchange of common Shares will be disallowed to the extent the common Shares disposed of are replaced by substantially identical common Shares within a 61-day period beginning 30 days before and ending 30 days after the date that the common Shares are disposed of. In such a case, the basis of the common Shares acquired will be adjusted to reflect the disallowed loss.
Dividends, net capital gains and other income derived from investment activity are generally subject to a 3.8% federal tax on net investment income for stockholders whose gross income exceeds $200,000 for single filers and $250,000 for joint filers.
Any loss realized by a stockholder on the sale of Fund common Shares held by the stockholder for six months or less will be treated for tax purposes as a long-term capital loss to the extent of any capital gain distributions received by the stockholder (or amounts credited to the stockholder as an undistributed capital gain) with respect to such common Shares. Ordinary income distributions and capital gain distributions also may be subject to state and local taxes. Stockholders are urged to consult their own tax advisers regarding specific questions about U.S. federal (including the application of the alternative minimum tax), state, local or foreign tax consequences to them of investing in the Fund.
A stockholder that is a nonresident alien individual or a foreign corporation (a “non-U.S. investor”) generally will be subject to U.S. withholding tax at the rate of 30% (or possibly a lower rate provided by an applicable tax treaty) on ordinary income dividends (except as discussed below). Different tax consequences may result if the non-U.S. investor is engaged in a trade or business in the United States or, in the case of an individual, is present in the United States for 183 days or more during a taxable year and certain other conditions are met.
Properly reported dividends are generally exempt from U.S. federal withholding tax where they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% stockholder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year). Depending on its circumstances, however, the Fund may report all, some or none of its potentially eligible dividends as such qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a non-U.S. investor will need to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an applicable IRS Form W-8BEN, IRS Form W-8BEN-E or substitute Form). In the case of common Shares held through an intermediary, the intermediary may withhold even if the Fund reports the payment as qualified net interest income or qualified short-term capital gain. Non-U.S. investors should contact their intermediaries with respect to the application of these rules to their accounts. There can be no assurance as to what portion of the Fund’s distributions will qualify for favorable treatment as qualified net interest income or qualified short-term capital gains.
Assuming applicable disclosure and certification requirements are met, U.S. federal withholding tax will generally not apply to any gain or income realized by a non-U.S. investor in respect of any distributions of net capital gain or upon the sale or other disposition of common Shares (unless the Fund is treated as a USRPHC). Please see “Risks Associated with an Investment in the Fund — Non-U.S. Investors” for additional information regarding the tax consequences to a non-U.S. investor if the Fund is treated as a USRPHC.
Non-U.S. investors should consult their tax advisers regarding the tax consequences of investing in the Fund’s common Shares with respect to their particular circumstances.

Foreign Account Tax Compliance Act (FATCA)
Subject to any applicable intergovernmental agreements, a 30% withholding tax on the Fund’s distributions generally applies if paid to a foreign entity unless: (i) if the foreign entity is a “foreign financial institution,” it undertakes certain due diligence, reporting, withholding and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. Under proposed Treasury regulations, which may be relied upon until final Treasury regulations are published, there is no FATCA withholding on gross proceeds from the sale or disposition of the Shares or on certain capital gains distributions. If withholding is required under FATCA on a payment related to your Shares, investors that otherwise would not be subject to U.S. withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefits of such exemption or reduction. The Fund will not pay any additional amounts in respect to amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.
Backup Withholding
The Fund may be required to backup withhold U.S. federal income tax on all taxable distributions and repurchase proceeds payable to certain non-exempt stockholders who fail to provide the Fund with their correct taxpayer identification number or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. Backup withholding, currently at a rate of 24%, is not an additional tax. Any amounts withheld may be refunded or credited against such stockholder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.
The foregoing is a general and abbreviated summary of certain provisions of the Code and Treasury regulations presently in effect applicable to the Fund. The tax law is subject to change by legislative, judicial or administrative action, either prospectively or retroactively. Tax consequences are not the Fund’s primary consideration in implementing its investment strategy. The Fund may produce taxable income to stockholders even during periods in which the price of Shares in the Fund have declined. The Fund does not presently contemplate obtaining a ruling from the IRS or opinion of counsel with respect to any tax issues. Persons considering an investment in common Shares should consult their own tax advisers regarding the purchase, ownership and disposition of common Shares.
CUSTODIAN AND TRANSFER AGENT
The custodian of the assets of the Fund is J.P. Morgan Chase Bank, N.A., located at 1111 Polaris Parkway, Columbus, Ohio 43240.
SS&C Global Investor & Distribution Solutions, Inc., located at 430 W 7th Street, Suite 219204, Kansas City, Missouri 64105-1407, serves as the Transfer Agent and dividend paying agent with respect to the Shares.
LEGAL MATTERS
Paul Hastings LLP serves as counsel to the Fund. Venable LLP serves as Maryland counsel to the Fund.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
[•] serves as the independent registered public accounting firm of the Fund and audits the financial statements of the Fund. [•] is located at [•].

BROOKFIELD INFRASTRUCTURE INCOME FUND INC.
CLASS I COMMON SHARES
CLASS D COMMON SHARES
CLASS S COMMON SHARES
CLASS T COMMON SHARES

PROSPECTUS

April 30, 2025
All dealers that buy, sell or trade the Shares, whether or not participating in this offering, may be required to deliver a Prospectus in accordance with the terms of the dealers’ agreements with the Fund’s Distributor.
You should rely only on the information contained in or incorporated by reference into this Prospectus. The Fund has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer is not permitted.

BROOKFIELD INFRASTRUCTURE INCOME FUND INC.
STATEMENT OF ADDITIONAL INFORMATION

Brookfield Infrastructure Income Fund Inc. (the “Fund”) is a non-diversified closed-end management investment company that invests primarily in private infrastructure assets in the United States and is operated as a “tender offer fund.” The Fund currently offers four classes of Shares: Class I Shares, Class D Shares, Class S Shares and Class T Shares (collectively, the “Shares”). The Fund was granted exemptive relief (the “Multi-Class Exemptive Relief”) by the Securities and Exchange Commission (the “SEC”) that permits the Fund to issue multiple classes of Shares and to impose asset-based distribution fees and early-repurchase fees.
This Statement of Additional Information (the “SAI”) relating to the Shares does not constitute a prospectus, but should be read in conjunction with the Prospectus relating thereto dated April 30, 2025. This SAI, which is not a prospectus, does not include all information that a prospective investor should consider before purchasing Shares, and investors should obtain and read the Prospectus prior to purchasing such Shares.
Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. (the “Adviser”) is the investment adviser to the Fund.
A copy of the Prospectus may be obtained without charge by calling 855-777-8001, by writing to the Fund at Brookfield Place, 225 Liberty Street, New York, NY 10281 or by visiting https://www.brookfieldoaktree.com/fund/brookfield-infrastructure-income-fund-inc. You may also obtain a copy of the Prospectus on the SEC’s website (http://www.sec.gov).
Capitalized terms used but not defined in this SAI have the meanings ascribed to them in the Prospectus.
This SAI is dated April 30, 2025.

THE FUND
Brookfield Infrastructure Income Fund Inc. (the “Fund”) is a non-diversified closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act” or the “Investment Company Act”), that invests primarily in infrastructure assets and companies as well as related securities of companies that own infrastructure assets. The Fund seeks to provide investors with access to Brookfield’s leading private infrastructure capabilities in a structure that allows for continuously offered shares of common stock, which seeks to offer periodic liquidity to investors and the transparency of a fund registered under the Investment Company Act. The Fund seeks to provide investors with exposure to private infrastructure assets by investing in both the equity and debt of high-quality infrastructure businesses. These assets generally provide essential services with inelastic demand, have high barriers to entry, and sustainable, long-term cash flows, often linked to inflation, among other investment characteristics. The Fund is a Maryland corporation that has elected and intends to qualify each year as a regulated investment company (“RIC”) for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”). The words “we,” “us” and “our” refer to Brookfield Infrastructure Income Fund Inc. unless the context requires otherwise.
As of the close of business on October 31, 2023, simultaneous with the commencement of the Fund’s operations, Brookfield Infrastructure Income Fund SCSp (the “Predecessor Fund”), a private fund that was not registered under the Investment Company Act, was reorganized with and into the Fund. The Fund maintains an investment objective and investment strategies, policies, guidelines and restrictions that are, in all material respects, equivalent to those of the Predecessor Fund. Further, the reorganization did not result in (1) a material change in the Predecessor Fund’s investment portfolio due to investment restrictions; or (2) a change in accounting policies. Additionally, the investment advisers and portfolio managers did not change as a result of the reorganization.

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INVESTMENT OBJECTIVE AND POLICIES
The Fund’s investment objective is to maximize total returns through growth of capital and current income. There can be no assurance that the Fund will achieve its investment objective.
The following information supplements the discussion of the Fund’s investment policies and techniques in the Prospectus.
The Fund seeks to achieve its investment objective by investing primarily in securities of companies and entities that own infrastructure assets (“Infrastructure Investments”), including through direct co-investments with other Brookfield affiliates, funds, clients and accounts, and secondary investments often alongside an experienced investment sponsor, joint venture partner, operating partner, or other investor. Under normal market conditions, the Fund attempts to achieve its investment objective by investing, as a principal strategy, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in Infrastructure Investments, throughout the world, including the United States, or “U.S.” (the “80% Policy”). As part of the 80% Policy, under normal market conditions, Infrastructure Investments in non-Organisation for Economic Co-operation and Development (“OECD”) member countries generally will not constitute more than 20% of the Fund’s net assets (plus the amount of any borrowings for investment purposes) at the time any such Infrastructure Investment is made. An investment is considered located in a particular jurisdiction if the revenues or cash flows received by the Fund are made in the currency of that country. The Fund may change the 80% Policy without stockholder approval upon at least 60 days’ prior written notice to stockholders.
In addition, the Fund may invest up to 20% of its net assets (plus the amount of any borrowings for investment purposes) in investments other than Infrastructure Investments as described in this Prospectus (together with the Infrastructure Investments, the “Investments” and each an “Investment”).
The Fund defines infrastructure as the assets, networks, systems or operations that provide essential or irreplaceable inputs or services, underpin supply chains, economies and communities, facilitate trade or commerce, and/or support energy transition. These assets typically exhibit similar characteristics such as: provision of essential service, high barriers to entry, stable and long-term cash flows, inflation-linked revenues and high operating margins and predictable maintenance capital requirements. Infrastructure assets may fall under several sectors, including, but not limited to, transport (e.g., rail, ports, container and bulk terminals, toll roads, and airports), renewable power and transition (e.g., hydro, wind, solar, distributed generation and storage), utilities (e.g., electricity, natural gas connections and transmission, residential infrastructure, smart meters, water and wastewater, and district energy), midstream (e.g., transmission pipelines, natural gas storage or processing plants), data (e.g., communication towers, fiber networks, and data centers), and social infrastructure (e.g., healthcare and education).
An Infrastructure Investment comprises any investment that, at the time of investment, derives at least 50% of its revenue or profits from the ownership, operation, financing, or servicing of infrastructure assets (“Infrastructure Investment Threshold”). An Infrastructure Investment may also include any investment that, at the time of investment, does not meet the Infrastructure Investment Threshold but which, under normal market conditions or upon reaching scale, could reasonably be expected to meet the Infrastructure Investment Threshold (each, a “Developing Infrastructure Investment”). The Adviser will continuously monitor the progress of each Developing Infrastructure Investment and will no longer count such an investment towards the 80% Policy if it fails to satisfy the Infrastructure Investment Threshold by the fifth anniversary of the Fund’s investment. During the five-year period following an investment, the Adviser will take into account and report to the Board of Directors of the Fund (the “Board of Directors,” or the “Board”) quarterly the considerations that the Adviser has evaluated in determining that an investment continues to qualify as a Developing Infrastructure Investment. Such considerations will include whether the Developing Infrastructure Investment has made progress towards the Infrastructure Investment Threshold; whether the Adviser believes the Developing Infrastructure Investment has or is expected to make a contractual commitment to sell a portion of its non-infrastructure business or buy infrastructure assets that will positively impact the investment relative to the Infrastructure Investment Threshold; or other factors deemed relevant by the Adviser with respect to the Developing Infrastructure Investment meeting the Infrastructure Investment Threshold by the fifth anniversary of the Fund’s investment. Each quarter, the Board must agree to continuing

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to treat an investment as a Developing Infrastructure Investment following the recommendation by the Adviser until the fifth anniversary of the investment when the Infrastructure Investment Threshold must be met.
The Fund primarily invests in equity and debt securities of private Infrastructure Investments (the “Private Portfolio”), as well as publicly traded equity and debt securities of infrastructure companies (the “Public Securities Portfolio,” and collectively with the Private Portfolio, the “Portfolio Investments” or, if the context so requires, “Portfolio Companies”). Under normal market conditions, the Fund seeks to invest approximately 80 – 90% of its net assets (plus the amount of any borrowings for investment purposes) in the Private Portfolio and approximately 10 – 20% of its net assets (plus the amount of any borrowings for investment purposes) in the Public Securities Portfolio (the “Private/Public Securities Target Allocations”). As a component of the Private Portfolio, the Fund may tactically allocate a portion of its assets to secondary investment opportunities in Infrastructure Investments (“Secondary Investments”), which include investments in private funds, holding vehicles or other investment vehicles (collectively, “Portfolio Funds”) managed by third-party managers (“Portfolio Fund Managers”) or other single-asset investments focused on the infrastructure industry, generally on a secondary basis from existing investors or involving a recapitalization of an equity interest in an existing joint venture and other investments that the Adviser determines to have a similar risk/return profile. Secondary Investments may include both traditional LP-led investments and investments through GP-led processes. LP-led Secondary Investments include investments in existing single Portfolio Fund interests or portfolios of Portfolio Fund interests, with a focus on mature, largely funded positions that are typically acquired at a discount to par value where possible. GP-led Secondary Investments include secondary opportunities presented from general partner-led recapitalizations, asset sell downs, and platform combinations. These can include single assets currently owned by the sponsor or single or multi-asset fund continuation vehicles.
Although the Fund endeavors to maintain these Private/Public Securities Target Allocations, the Private/Public Securities Target Allocations may not be achieved in all instances, and actual allocations may be affected by factors including, but not limited to: (i) the pace of deployment of capital into the Private Portfolio; (ii) the investment performance and market value of the Public Securities Portfolio; (iii) the investment performance and market value of the Private Portfolio; (iv) Fund subscriptions and withdrawals/ repurchases; and (v) availability of capital in other vehicles or accounts that co-invest with the Fund. The Private/Public Securities Target Allocations are not expected to be initially achieved following the Fund’s commencement of operations.
Under normal market conditions, the Fund will invest more than 25% of its total assets in the infrastructure industry. The policy of concentration is a fundamental policy. This fundamental policy may not be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act.
A general description of Moody’s, S&P’s and Fitch’s ratings of bonds is set forth in Appendix A hereto. The ratings of Moody’s, S&P and Fitch generally represent their opinions as to the quality of the bonds they rate. It should be emphasized, however, that such ratings are relative and subjective, are not absolute standards of quality, are subject to change and do not evaluate the market risk and liquidity of the securities. Consequently, bonds with the same maturity, coupon and rating may have different yields while obligations of the same maturity and coupon with different ratings may have the same yield.
The Fund was granted exemptive relief by the SEC that permits it to, among other things, co-invest with certain other persons, including certain affiliates of the Adviser and certain public or private funds managed by the Adviser and its affiliates, subject to certain terms and conditions.

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RISK FACTORS
GENERAL
No Assurance of Investment Return.   The Adviser cannot provide assurance that it will be able to successfully implement the Fund’s investment strategy, or that Portfolio Investments will generate expected returns. Moreover, the Adviser cannot provide assurance that any stockholder will receive a return of its capital or any distribution from the Fund or be able to withdraw from the Fund within a specific period of time. Past performance of investment entities associated with Brookfield, the Adviser or its investment professionals is not necessarily indicative of future results or performance and there can be no assurance that the Fund will achieve comparable results. Accordingly, investors should draw no conclusions from the performance of any other investments of Brookfield or the Adviser, and should not expect to achieve similar results. An investment in the Fund involves a risk of partial or total loss of capital and should only be considered by potential investors with high tolerance for risk.
RISKS ASSOCIATED WITH MARKET CONDITIONS
General Economic Conditions.   Changes in general global, regional and/or United States economic and geopolitical conditions may affect the Fund’s activities. Interest rates, general levels of economic activity, the price of securities and participation by other investors in the financial markets may affect the market in which the Fund makes Portfolio Investments or the value and number of Portfolio Investments made by the Fund or considered for prospective investment. Material changes and fluctuations in the economic environment, particularly of the type experienced in the years following 2008 that caused significant dislocations, illiquidity and volatility in the wider global economy, also may affect the Fund’s ability to make Portfolio Investments and the value of Portfolio Investments held by the Fund or the Fund’s ability to dispose of Portfolio Investments. The short-term and the longer-term impact of these events are uncertain, but they could continue to have a material effect on general economic conditions, consumer and business confidence and market liquidity. Any economic downturn resulting from a recurrence of such marketplace events and/or continued volatility in the financial markets could adversely affect the financial resources of Portfolio Investments. Portfolio Investments can be expected to be sensitive to the performance of the overall economy. Moreover, a serious pandemic, natural disaster, armed conflict, threats of terrorism, terrorist attacks and the impact of military or other action could severely disrupt global, national and/or regional economies. A resulting negative impact on economic fundamentals and consumer and business confidence may negatively impact market value, increase market volatility and reduce liquidity, all of which could have an adverse effect on the performance of Portfolio Investments, the Fund’s returns and the Fund’s ability to make and/or dispose of Portfolio Investments. No assurance can be given as to the effect of these events on the Portfolio Investments or the Fund’s investment objectives. See also “Infectious Illness Risk” below.
Highly Competitive Market for Investment Opportunities.   The success of the Fund depends, in large part, on the availability of a sufficient number of investment opportunities that fall within the Fund’s investment objectives and the ability of the Adviser to identify, negotiate, close, manage and exit those investment opportunities. The activity of identifying, completing and realizing attractive investments is highly competitive and involves a high degree of uncertainty, especially with respect to timing. There can be no assurance that the Adviser will be able to locate and complete Portfolio Investments which enable the Fund to invest its capital in opportunities that satisfy the Fund’s investment objectives or realize the value of these Portfolio Investments, nor can there be any assurance that the Fund will be able to make Portfolio Investments on favorable terms and conditions. Failures in identifying or consummating Portfolio Investments on satisfactory or favorable terms could reduce the number of Portfolio Investments that are completed, reduce the Fund’s returns, and slow the Fund’s growth.
The Fund will compete for the right to make Portfolio Investments with an ever-increasing number of other parties, including other consortia and companies, other private investment funds as well as individuals, financial institutions and other institutions, some of which may have greater resources than the Fund. As a result of such competition, the Fund may have difficulty in making certain Portfolio Investments or, alternatively, the Fund may be required to make Portfolio Investments on economic terms less favorable than anticipated. If the Fund fails to make new Portfolio Investments or makes Portfolio Investments on less favorable terms, the Fund’s financial condition and results of operations could be materially and adversely affected.

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Portfolio Investments may also face competition from other infrastructure assets in the vicinity of the assets they operate (including those owned by Brookfield and other Brookfield vehicles), the presence of which depends in part on government plans and policies. For example, an increase in the number and convenience of alternative routes and competition from other modes of transportation could reduce traffic on toll roads, ports or similar Portfolio Investments in the transportation sector operated by Portfolio Investments, thus materially and adversely affecting the Fund’s performance. Such competition may materially and adversely affect the Fund’s business, financial conditions and results of operations.
Hedging Transactions.   The Fund or a Portfolio Company may utilize financial instruments such as forward contracts, options, warrants, swaps (including credit default swaps and total return swaps), caps, collars, floors and other derivatives to seek to hedge against fluctuations in the relative values of their assets as a result of changes in currency exchange rates, market interest rates and public security prices. While these transactions may reduce certain risks, the transactions themselves entail certain other risks. Hedging against a decline in the value of a Portfolio Investment does not eliminate fluctuations in the value of such Portfolio Investment or prevent losses if the value of such Portfolio Investment declines, but instead establishes other positions designed to gain from those same developments, thus offsetting the decline in such Portfolio Investment’s value. These types of hedge transactions also limit the opportunity for gain if the value of such Portfolio Investment should increase.
The success of hedging transactions will be subject to the ability to correctly predict movements in and the direction of, currency exchange rates, interest rates and public security prices. Therefore, while the Fund or a Portfolio Company may enter into hedging transactions to seek to reduce these risks, unanticipated changes in currency exchange rates, interest rates or public security prices that do not occur within a given timeframe may result in a poorer overall performance for the Fund than if it had not engaged in any hedging transaction. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements of the Portfolio Investments being hedged may vary. Moreover, for a variety of reasons, the Fund or a Portfolio Company may not have established a perfect correlation between hedging instruments and the Portfolio Investments being hedged. This imperfect correlation may prevent the Fund, or a Portfolio Company, as applicable, from achieving the intended hedge or expose it to risk of loss.
In addition, there is no limit on the exposure that may be incurred to any single counterparty with over- the-counter derivative instruments, exchange listed securities, options, repurchase agreements or other similar transactions and, as a result, if any such counterparty becomes unable to pay amounts due on such instruments or transactions, the financial losses to the Fund would be greater than if such limits were imposed.
Furthermore, the creditworthiness of a counterparty to any hedging transaction entered into by the Fund may change over time and, while such counterparty may have been creditworthy at the time such transaction was entered into, there is no guarantee such counterparty will remain creditworthy throughout the duration of the Fund or that such counterparty will be able to perform its obligations under, or pay amounts due on, such hedging transactions. This risk is also subject to, and heightened by, commodity price fluctuations.
Moreover, the U.S. Commodity Futures Trading Commission (the “CFTC”) and other federal and global financial regulators have adopted margin requirements for uncleared derivatives which may present significant challenges and additional risks for the Fund, including increased costs, reduced access to dealer counterparties, potential decreases in market liquidity and other unforeseen consequences. These requirements also may result in the Fund being unable to adequately hedge its Portfolio Investments, which may have an adverse impact on the performance of the Fund. It is likely that the Fund will leave unhedged certain currency exchange rates, interest rates and public security prices and in any such case, the Fund will be exposed to risk that such fluctuation of prices thereof will decline during the term of the Portfolio Investments such that the results of such Portfolio Investments will be worse in United States dollar terms than the results based upon the local currency.
Furthermore, the E.U. Regulation No 648/2012 on over the counter (“OTC”) derivatives, central counterparties and trade repositories (also known as the European Market Infrastructure Regulation, or “EMIR”), which came into force on August  16, 2012, introduced uniform requirements in respect of OTC

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derivative transactions by requiring certain “eligible” OTC derivative transactions to be submitted for clearing to regulated central clearing counterparties and by mandating the reporting of certain details of derivative transactions to trade repositories. In addition, EMIR imposes requirements for appropriate procedures and arrangements to measure, monitor and mitigate operational and counterparty credit risk in respect of OTC derivatives contracts which are not subject to mandatory clearing. These requirements include the exchange of margin and, where initial margin is exchanged, its segregation by the parties, including by the Fund. While many of the obligations under EMIR have already come into force, the requirement to submit certain OTC derivative transactions to central clearing counterparties and the margin requirements for non- cleared OTC derivative transactions are subject to a staggered implementation timeline. It is not yet fully clear how the OTC derivatives market will adapt to the new regulatory regime. Accordingly, it is difficult to predict the full impact of EMIR on the Fund, which may include an increase in the overall costs of entering into and maintaining OTC derivative contracts. Prospective investors should be aware that the regulatory changes arising from EMIR and other similar regulations may in due course adversely affect the Fund’s ability to adhere to its hedging policy and achieve its objectives.
Commodity Price Risk.   Infrastructure Investments may be subject to commodity price risk, including the price of electricity and the price of fuel. The operation and cash flows of Infrastructure Investments may depend, in some cases to a significant extent, upon prevailing market prices for energy commodities. Historically, the markets for oil, gas, coal and power have been volatile. This volatility is likely to continue in the future. Market prices of these energy commodities may fluctuate materially depending on a variety of factors beyond the control of the Adviser or the Fund, including weather conditions and foreign and domestic supply. See “Unforeseen Events Risk” below.
Inflation and Interest Rate Risk.   Inflation could directly, materially and adversely affect the Portfolio Investments. If an Infrastructure Investment is unable to increase its revenue in times of higher inflation, its profitability and ability to distribute dividends may be materially and adversely affected. Portfolio Investments may have long-term rights to income linked to some extent to inflation, whether by government regulations, contractual arrangement or other factors. Typically, as inflation rises, the company will earn more revenue, but will incur higher expenses; if inflation declines, the company may not be able to reduce expenses in line with any resulting reduction in revenue. Many infrastructure businesses rely on concessions to mitigate the inflation risk to cash flows through escalation provisions linked to the inflation rate (e.g., the toll set on a toll road). While these provisions may protect against certain risks, they do not protect against the risk of a rise in real interest rates, which is likely to create higher financing costs for infrastructure businesses and a reduction in the amount of cash available for distribution to investors. In addition, the market value of Infrastructure Investments may decline in times of higher inflation rates given that the most commonly used methodologies for valuing Portfolio Investments (e.g., discounted cash flow analysis) are sensitive to rising inflation and real interest rates. Finally, wage and price controls have been imposed at times in certain countries in an attempt to control inflation, which could significantly affect the operation of Infrastructure Investments. Accordingly, changes in the rate of inflation may affect the forecasted or actual profitability of a Portfolio Company.
Certain countries’ economies, including in particular many emerging markets, have experienced extremely high rates of inflation for extended periods of time. Inflation has and may continue to have, negative effects on the economies of certain of these countries. For example, the risks associated with transactions using local currencies are significantly greater in hyper-inflationary economies than in other less inflationary markets.
Refinancing Risk.   Although the Adviser or an affiliate thereof may seek to refinance Portfolio Investments during the Fund’s period of ownership, there is no guarantee that the Adviser or an affiliate thereof will be able to achieve this for any particular Portfolio Investment and the failure to do so may impair the value of the Portfolio Investment.
Regional Risk; Interdependence of Markets.   Economic problems in a single country are increasingly affecting other markets and economies. A continuation of this trend could result in problems in one country adversely affecting regional and even global economic conditions and markets. The market and the economy of a particular country in which the Fund invests is influenced by economic and market conditions in other countries in the same region or elsewhere in the world. Similarly, concerns about the fiscal stability and growth prospects of certain European countries in the last economic downturn had a negative impact

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on most economies of the Eurozone and global markets. A repeat of either of these crises or the occurrence of similar crises in the future could cause increased volatility in the economies and financial markets of countries throughout a region, or even globally.
Trade Policy.   Political leaders in the U.S. and certain European nations have been elected on protectionist platforms, fueling doubts about the future of global free trade. The U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries and has made proposals and taken actions related thereto. In addition, the U.S. government has recently imposed tariffs on certain foreign goods, including steel and aluminum, and has indicated a willingness to impose tariffs on imports of other products. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods and have indicated a willingness to impose additional tariffs on U.S. products. Other countries, including Mexico, have threatened retaliatory tariffs on certain U.S. products. Global trade disruption, significant introductions of trade barriers and bilateral trade frictions, together with any future downturns in the global economy resulting therefrom, could adversely affect the financial performance of the Fund and its investments. In particular, the U.S. and China have agreed to a partial trade deal with respect to their ongoing trade dispute. However, certain issues remain unresolved, which is expected to be an ongoing source of instability, potentially resulting in significant currency fluctuations and/or have other adverse effects on international markets, international trade agreements and/or other existing cross-border cooperation arrangements (whether economic, tax, fiscal, legal, regulatory or otherwise). While this dispute has already had negative economic consequences on U.S. markets, to the extent this trade dispute escalates into a “trade war” between the U.S. and China, there could be additional significant impacts on the industries in which the Fund participates and other adverse impacts on the Fund’s investments.
Infectious Illness Risk.   A widespread outbreak of an infectious illness may result in travel restrictions, disruption of healthcare services, prolonged quarantines, cancellations, supply chain disruptions, business closures, lower consumer demand, layoffs, ratings downgrades, defaults and other significant economic, social and political impacts. Markets may experience temporary closures, extreme volatility, severe losses, reduced liquidity and increased trading costs. Such events may adversely affect the Fund, its investments, and the value of your investment in the Fund.
RISKS ASSOCIATED WITH THE FUND’S PORTFOLIO INVESTMENTS
Risks Associated with Investments in Infrastructure Securities.   The Portfolio Investments will be subject to the risks incidental to the ownership and operation of infrastructure projects, including risks associated with the general economic climate, geographic or market concentration, the ability of the Fund to manage the Portfolio Investment, government regulations and fluctuations in interest rates. Since investments in infrastructure securities, like many other types of long-term investments, have historically experienced significant fluctuations and cycles in value, specific market conditions may result in occasional or permanent reductions in the value of the Portfolio Investments. Such specific market conditions could include, but are not limited to, the following: (i) demand for commodities, such as natural gas or minerals; (ii) impact of alternative technologies on our business and cyber security attacks; (iii) ability to successfully identify, complete and integrate acquisitions; (iv) competition with other market participants; (v) construction or expansion or projects, environmental damage and future capital expenditures; (vi) economic regulation and adverse regulatory decisions in the countries we operate, including nationalization or the imposition of new taxes; (vii) supply chain disruptions; and (viii) adverse claims or governmental rights or governmental rights asserted against the lands used for our infrastructure assets.
Equity Securities.   The Fund intends to invest in common and preferred stock and other equity and equity-linked securities, including both public and private equity securities. Equity securities generally involve a high degree of risk and will be subordinate to the debt securities and other indebtedness of the issuers of such equity securities. Prices of equity securities generally fluctuate more than prices of debt securities and are more likely to be affected by poor economic or market conditions. In some cases, the issuers of such equity securities may be highly leveraged or subject to other risks such as limited product lines, markets or financial resources. In addition, actual and perceived accounting irregularities may cause dramatic price declines in the equity securities of companies reporting such irregularities or that are rumored to be subject to accounting irregularities. The Fund may experience a substantial or complete loss on individual equity securities.

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Debt Portfolio Investments.   The Fund is permitted to invest in loans and debt securities, including higher yielding (and, therefore, higher risk) debt securities and credit-related instruments. Such debt may be secured or unsecured and may be structurally or contractually subordinated to substantial amounts of senior indebtedness. In the event of bankruptcy or liquidation of a borrower or issuer of such securities, there may not be enough proceeds to repay the holders of such indebtedness following repayment to the holders of senior indebtedness. Moreover, such debt Portfolio Investments may not be protected by financial covenants or limitations upon additional indebtedness and there is no minimum credit rating for such debt Portfolio Investments. In certain cases, such debt may be rated below “investment grade” or may be unrated and face ongoing uncertainties and exposure to adverse business, financial or economic conditions and the issuer’s failure to make timely interest and principal payments. Other factors may materially and adversely affect the market price and yield of such debt Portfolio Investments, including investor demand, changes in the financial condition of the applicable Portfolio Company, government fiscal policy and domestic or worldwide economic conditions. A borrower or issuer may face significant ongoing uncertainties and exposure to adverse conditions that may undermine its ability to make timely payment of interest and principal. The market values of certain of these debt securities may reflect individual corporate developments. It is likely that a major economic recession could have a materially adverse impact on the value of such securities. In addition, adverse publicity and investor perceptions, whether or not based on fundamental analysis, may also decrease the value and liquidity of these debt securities. In addition, the secondary market on which such debt instruments are traded may be less liquid than the market for investment-grade securities, meaning such debt instruments are subject to greater liquidity risk than investment-grade securities, and it may be more difficult to hedge against the risks associated with such debt instruments. Such instruments are regarded as predominantly speculative with respect to a borrower’s or issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligations and involve major risk exposure to adverse conditions. Analysis of the creditworthiness of issuers of below investment-grade and unrated debt instruments may be more complex than for issuers of higher-quality debt obligations. In this regard, the Fund’s success in achieving its investment strategies in respect of debt Portfolio Investments may therefore depend more heavily on the Adviser’s credit analysis than if the Fund invested primarily in higher-quality and rated securities.
Distressed Investments.   The Fund may invest in securities of Portfolio Investments that are in weak financial condition, experiencing poor operating results, having substantial financial needs or negative net worth, facing special competitive or product obsolescence problems, or that are involved in bankruptcy or reorganization proceedings, as applicable. Portfolio Investments of this type involve substantial financial business risks that can result in substantial or total losses.
Portfolio Investments or prospective portfolio companies may be or may become involved in bankruptcy proceedings as may parent organizations of Portfolio Investments or prospective portfolio companies that are within distressed industries or subject to distressed situations. Bankruptcy or other insolvency proceedings are highly complex and may result in unpredictable outcomes. The bankruptcy courts have extensive power and, under some circumstances, may alter contractual obligations of a bankrupt company. Stockholders, creditors and other interested parties are all entitled to participate in bankruptcy proceedings to attempt to influence the outcome for their own benefit. A variety of factors may affect the bargaining position of holders of distressed Portfolio Investments and may accordingly affect the outcome. The time required to conclude a bankruptcy case is unpredictable, and may have a material impact on the value of a distressed Portfolio Investment. It also frequently is a critical variable in determining the rate of return on a distressed Portfolio Investment.
Distressed Portfolio Investments require active monitoring and may, at times, require participation in business strategy or reorganization proceedings by the Adviser. To the extent that the Adviser becomes involved in such proceedings, the Fund may have a more active participation in the affairs of the issuer than that assumed generally by an investor. In addition, involvement by the Adviser in an issuer’s reorganization proceedings (or by having representatives on a creditor’s committee or on its board of directors) could result in the imposition of restrictions limiting the Fund’s ability to liquidate its position in the issuer.
The level of analytical sophistication, both financial and legal, necessary for successful investment in companies experiencing significant business and financial difficulties is unusually high. There is no assurance that the Adviser will correctly evaluate the value of a Portfolio Company’s assets or the prospects for a successful reorganization or similar action. In any reorganization or liquidation proceeding relating to a

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Portfolio Company in which the Fund invests, the Fund may lose its entire Portfolio Investment, may be required to accept cash or securities with a value less than the Fund’s original Portfolio Investment, and/or may be required to accept payment over an extended period of time.
Credit Risk.   One of the fundamental risks associated with investments in debt investments is credit risk, which is the risk that an issuer will be unable to make principal and interest payments on its outstanding debt obligations when due. The Fund’s returns would be adversely impacted if a Portfolio Company becomes unable to make such payments when due. Financial strength and solvency of an issuer are the primary factors influencing credit risk. In addition, lack or inadequacy of collateral or credit enhancement for a debt instrument may affect its credit risk. Credit risk may change over the life of an instrument, and debt obligations, which are rated by rating agencies, are often reviewed and may be subject to downgrade. “Interest rate risk” refers to the risks associated with market changes in interest rates. Interest rate changes may affect the value of a debt instrument indirectly (especially in the case of fixed rate debt securities) and directly (especially in the case of debt instruments whose rates are adjustable). In general, rising interest rates will negatively impact the price of a fixed rate debt instrument and falling interest rates will have a positive effect on price. Adjustable rate instruments also react to interest rate changes in a similar manner although generally to a lesser degree (depending, however, on the characteristics of the reset terms, including the index chosen, frequency of reset and reset caps or floors, among other factors). Interest rate sensitivity is generally more pronounced and less predictable in instruments with uncertain payment or prepayment schedules. In addition, interest rate increases generally will increase the interest carrying costs to the Fund of borrowed securities and leveraged Portfolio Investments.
Regulatory and Legal Risks.   Many, if not all, of the Portfolio Investments will be in entities or assets that are subject to substantial regulation by governmental agencies. In addition, their operations may often rely on governmental licenses, concessions, leases or contracts that are generally very complex and may result in disputes over interpretation or enforceability. If any Portfolio Investments fail to comply with these regulations or contractual obligations, they could be subject to monetary penalties or they may lose their rights to operate the underlying Infrastructure Investments or both. Where their ability to operate an Infrastructure Investment is subject to a concession or lease from the government, the concession or lease may restrict their ability to operate the asset in a way that maximizes cash flows and profitability. The lease or concession may also contain clauses more favorable to the government counterparty than a typical commercial contract. For instance, the lease or concession may enable the government to terminate the lease or concession in certain circumstances (such as a default by the Portfolio Company) without requiring it to pay adequate compensation. In addition, governments also may have the discretion to change (including by reducing rates or allowed rates of return) or increase regulation of the operations of the Portfolio Investments or to implement laws, regulations or policies affecting their operations, separate from any contractual rights that the governments may have. Such new laws, regulations or policies may require the Fund to restructure a Portfolio Company or obtain additional licenses or approvals, which such restructuring, licenses or approvals may be costly and cause delays in acquiring, disposing of or implementing change at such Portfolio Company. Governments have considerable discretion in implementing regulations and policies that could impact these Portfolio Investments and may be influenced by political considerations and make decisions that materially and adversely affect such Portfolio Investments and their operations.
Market Abuse.   Any fraud, price manipulation, market abuse, or improper influence in markets in which the Fund directly or indirectly invests may have a material adverse effect on the Fund. There can be no assurance that any form of regulation or any market constraints would prevent fraud, price manipulation, market abuse, or improper influence in the future. Moreover, there can be no assurance that any redress would be available to, or would be practical for, the Fund to pursue with respect to any particular fraud, price manipulation, market abuse, or improper influence.
Public Infrastructure Risks.   Portfolio Investments may control assets that constitute significant strategic value to public or governmental bodies. Such assets may have a national or regional profile and may have monopolistic or oligopolistic characteristics. The very nature of these assets could create additional risks not common in other industries. Given the national or regional profile and/or irreplaceable nature of certain strategic assets, such assets may constitute a higher risk target for terrorist acts or political actions, such as expropriation, which may negatively affect the operations, revenue, profitability or contractual relationships of Portfolio Investments. For example, in response to public pressure and/or lobbying efforts

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by specific interest groups, government entities may put pressure on Portfolio Investments to reduce toll rates, limit or abandon planned rate increases and/or exempt certain classes of users from tolls. Given the essential nature of such services provided by certain public infrastructure, there is also a higher probability that if an owner of such assets fails to make such services available, users of such services may incur significant damage and may be unable to replace the supply or mitigate any such damage, thereby heightening the risks of third-party claims. These assets are also impacted by the interests of local communities and stakeholders, which may affect the operation of such assets. Certain of these communities may have or develop interests or objectives which are different from, or even in conflict with, the owners of such assets.
Environmental Risks.   The operation of Infrastructure Investments is subject to numerous statutes, rules and regulations relating to environmental protection. There is the possibility of existing or future environmental contamination, including soil and groundwater contamination, as a result of the spillage of hazardous materials or other pollutants.
Under various environmental statutes, rules and regulations of the appropriate jurisdiction, a current or previous owner or operator of real property may be liable for non-compliance with applicable environmental and health and safety requirements and for the costs of investigation, monitoring, removal or remediation of hazardous materials. These laws often impose liability whether or not the owner or operator knew of or was responsible for, the presence of hazardous materials. Environmental statutes, rules and regulations can also change or a condition at a Portfolio Company can change and lead to liabilities or obligations that did not exist or were not foreseen at the time of the Portfolio Investment. The presence of hazardous materials on a property could also result in personal injury, property damage or similar claims by private parties.
Persons who arrange for the disposal or treatment of hazardous materials may also be liable for the costs of removal or remediation of those materials at the disposal or treatment facility, whether or not that facility is or ever was owned or operated by that person. Any liability of Portfolio Investments resulting from non-compliance or other claims relating to environmental matters or any costs related to coming into compliance could have a material adverse effect on the value of the Portfolio Investments.
Unforeseen Events Risk.   The use of infrastructure assets may be interrupted or otherwise affected by a variety of events outside the Adviser’s control, including serious traffic accidents, natural disasters (such as fire, floods, earthquakes and typhoons), man-made disasters (including terrorism), defective design and construction, slope failure, bridge and tunnel collapse, road subsidence, toll rates, fuel prices, environmental legislation or regulation, general economic conditions, labor disputes and other unforeseen circumstances and incidents. Certain of these events have affected toll roads, bridges, tunnels and other infrastructure assets in the past and if the use of the Infrastructure Investments operated by Portfolio Investments is interrupted in whole or in part for any period as a result of any such events, the revenues of such Portfolio Investments could be reduced, the costs of maintenance or restoration could be increased and the overall public confidence in such Infrastructure Investments could be reduced. There can be no assurance that such Portfolio Investments’ insurance would cover liabilities resulting from claims relating to the design, construction, maintenance or operation of the toll roads, bridges, tunnels, dams or other Infrastructure Investments, lost toll revenues or increased expenses resulting from such damage.
Transport Risk.   The success of transportation companies are subject to a number of factors such as exposure to contracted assets, risks in connection with re-contracting, and merchant exposure where a portion of revenues are not contracted and may otherwise be subject to fluctuation. Moreover, transportation companies are subject to a number of additional risks, including increased competition in the transport sector, increased costs, and changes to existing concessions agreements.
Toll Rates Risk.   The Fund may invest in Portfolio Investments that derive substantially all of their revenues from collecting tolls from users of roads, tunnels, bridges, rail networks, airports, ferries or seaports. Users of the toll roads, tunnels, bridges, rail networks, airports, ferries or seaports operated by Portfolio Investments may react negatively to any adjustments to the applicable toll rates or public pressure may cause relevant government authorities to challenge the toll rates. Users may react adversely to toll rates, for example, by avoiding tolls or refusing to pay tolls, resulting in lower traffic volumes and reduced toll revenues. In addition, adverse public opinion or lobbying efforts by specific interest groups, could result in governmental pressure on Portfolio Investments to reduce their toll rates or to forego planned rate increases. The Adviser cannot guarantee that government bodies with which Portfolio Investments have concession

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agreements will not try to exempt certain vehicle types from tolls or negotiate lower toll rates. If public pressure or government action forces Portfolio Investments to restrict their toll rate increases or reduce their toll rates and they are not able to secure adequate compensation to restore the economic balance of the relevant concession agreement, the Fund’s business, financial condition and results of operations could be materially and adversely affected.
Renewable Power Risk.   Renewable power companies are dependent upon factors such as available water flows, wind conditions, weather conditions and technological primacy generally that may significantly impact the performance of such companies and assets. Hydrology, wind and weather conditions generally have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors. A natural disaster could impact water flows and water rights are generally owned or controlled by governments that reserve the right to control water levels or may impose water-use requirements as a condition of license renewal. Wind energy is highly dependent on weather conditions and, in particular, on wind conditions. Moreover, technology use generally by renewable power companies is accompanied by the attendant costs of maintaining such technology while in use and subject to increased risks of obsolescence associated with emerging and disruptive new technologies. Furthermore, these risks may be exacerbated where assets are not winterized or otherwise built with technologies that enable the asset to withstand extreme weather conditions.
Utility and Midstream Risk.   Risks that are intrinsic to the utility and midstream infrastructure sectors include difficulty in obtaining an adequate return on invested capital, difficulty in financing large construction programs, restrictions on operations and increased cost and delays attributable to environmental considerations and regulation, difficulty in raising capital in adequate amounts on reasonable terms in periods of high inflation and unsettled capital markets, technological innovations that may render existing plants, equipment or products obsolete, the potential impact of natural or man-made disasters, exposure to health, safety and security risks, increased costs and reduced availability of certain types of fuel, occasionally reduced availability and high costs of natural gas for resale, the effects of energy conservation, the effects of a national energy policy and lengthy delays and greatly increased costs and other problems associated with the design, construction, licensing, regulation and operation of utility and power generation facilities. There are substantial differences among the regulatory practices and policies of various jurisdictions and any given regulatory agency may make major shifts in policy from time to time. There is no assurance that regulatory authorities will, in the future, grant rate increases or that such increases will be adequate to permit the payment of dividends on common stocks issued by a utility or midstream infrastructure company. Additionally, existing and possible future regulatory legislation may make it even more difficult for utilities or midstream infrastructure enterprises to obtain adequate relief. Governmental authorities may from time to time review existing policies and impose additional requirements governing the licensing, construction and operation of power plants. Prolonged changes in climatic conditions can also have a significant impact on both the revenues of an electric and gas utility as well as the expenses of a utility, particularly a hydro- based electric utility. Changes in environmental conditions, such as hydrology and wind, could materially adversely affect the volume of electricity generated at electric generating stations, which could materially impact revenue and cash flow. Environmental conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors outside of Brookfield’s control.
The ownership, construction, operation and transition of new or existing utility and midstream infrastructure companies carry an inherent risk of liability related to health, safety, security and the environment, including the risk of potential civil liability or of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. Portfolio Investments could also be exposed to potential penalties for contravention of health, safety, security and environmental laws. In the ordinary course of business, owners of utility and midstream infrastructure companies incur capital and operating expenditures to comply with health, safety, security and environmental laws to obtain licenses, permits and other approvals and to assess and manage related risks. The cost of compliance with these laws (and any future laws or amendments enacted) may increase over time and result in additional material expenditures. Portfolio Investments may become subject to government orders, investigations, inquires and other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which such Portfolio Investment’s operations may be limited or suspended. The occurrence of any of these events and any changes, additions to or more rigorous enforcement of

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health, safety, security and environmental laws could have a material and adverse impact on a Portfolio Investment’s operations and result in additional material expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be material and adverse to the Portfolio Investments. Furthermore, in the ordinary course of business utility and midstream infrastructure companies are involved in various legal actions that could expose such companies to liability for damages. The outcome with respect to outstanding, pending or future actions cannot be predicted with certainty and may be adverse to the Portfolio Investments and as a result could have a material adverse effect on such Portfolio Investment’s assets, liabilities, business, financial condition, results of operations and cash flow. Such Portfolio Investments are subject to governmental or regulatory investigations from time to time. Governmental and regulatory investigations, regardless of their outcome, are generally costly, divert management attention and have the potential to damage the Fund and Brookfield’s reputation. There has been increasing global focus on the implementation and enforcement of anti-bribery and anti- corruption legislation by various governmental agencies, including the SEC and the Department of Justice in the United States The unfavorable resolution of any governmental or regulatory investigation could result in criminal liability, fines, penalties and other monetary or non-monetary remedies and could materially affect the Portfolio Investments or such Portfolio Investment’s operations.
The following are examples of risks associated with certain industries within the utilities and midstream sectors.
Electric.
The electric utility industry consists of companies that are engaged principally in the generation, transmission and sale of electric energy, although many also provide other energy- related services. In the past, electric utility companies, in general, have been favorably affected by lower fuel and financing costs and the full or near completion of major construction programs. In addition, many of these companies have generated cash flows in excess of current operating expenses and construction expenditures, permitting some degree of diversification into unregulated businesses. Some electric utilities have also taken advantage of the right to sell power outside of their traditional geographic areas. Electric utility companies have historically been subject to the risks associated with increases in fuel and other operating costs, high interest costs on borrowings needed for capital construction programs, costs associated with compliance with environmental and safety regulations and changes in the regulatory climate. As interest rates declined, many utilities refinanced high cost debt and in doing so improved their fixed charges coverage. Regulators, however, lowered allowed rates of return as interest rates declined and thereby caused the benefits of the rate declines to be shared wholly or in part with customers. In a period of rising interest rates, the allowed rates of return may not keep pace with the utilities’ increased costs. The introduction of competition into the industry as a result of deregulation has at times resulted in lower revenue, lower credit ratings, increased default risk and lower electric utility security prices. Such increased competition may also cause long-term contracts, which electric utilities previously entered into to buy power, to become “stranded assets” which have no economic value. Any loss associated with such contracts must be absorbed by ratepayers and investors. In addition, some electric utilities have acquired electric utilities overseas to diversify, enhance earnings and gain experience in operating in a deregulated environment. In some instances, such acquisitions have involved significant borrowings, which have burdened the acquirer’s balance sheet. There is no assurance that current deregulation proposals will be adopted. However, deregulation in any form could significantly impact the electric utilities industry.

Gas.
Gas transmission companies and gas distribution companies are undergoing significant changes. Many companies have diversified into oil and gas exploration and development, making returns more sensitive to energy prices. Gas utility companies have been adversely affected by disruptions in the oil industry and have also been affected by increased concentration and competition. In certain jurisdictions, acquisitions and dispositions in this industry might require regulatory approvals and be subject to significant regulatory requirements. Obtaining any such approvals and complying with any such regulatory requirements may be costly and/or time-consuming to obtain. For example, in the United

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States, interstate transmission companies are regulated by the Federal Energy Regulatory Commission (“FERC”), so certain of the Fund’s acquisitions and dispositions may be subject to FERC approval under the U.S. Federal Power Act, as amended.
Water.
Water supply utilities are companies that collect, purify, distribute and sell water. In the United States and around the world the industry is highly fragmented because most of the supplies are owned by local authorities. Companies in this industry are generally mature and are experiencing little or no per capita volume growth. Water supply utilities are subject to the risk of existing or future environmental contamination, including, among others, soil and groundwater contamination as well as the delivery of contaminated water, as a result of the spillage of hazardous materials or other pollutants. Water supply utilities are also subject to the risk of increased costs, which may result from a number of factors, including fluctuations in water availability or costs associated with desalination.

Data Risk.   There are a number of risks that are intrinsic to the data sector. For example, as there is a limited number of potential customers in this sector, the loss of one customer could materially decrease revenues and have an adverse impact on growth opportunities. In this regard, consolidation among technology customers may result in decreased need for multiple networks or data centers or a customer may decide to no longer outsource certain types of data infrastructure or otherwise change its business model, in each case, which would have a material and adverse effect on growth and revenues of companies in the data sector.
Also, the emergence of new or improved technologies could result in the demand for existing tower space, data centers and/or fibers and thus reduce demand for new tower, data center and/or fiber leasing. In addition, increased competition in the data sector may result in fewer opportunities and higher prices for acquisitions as well as put pressure on leasing rates for new and renewing customer tower, data center and/or fiber leases. There can be no assurances that leases with current customers will not be terminated or that they will be renewed or re-let on a timely basis or at favorable net effective leasing rates.
The data sector is generally subject to United States federal, state, local and non-U.S. regulation. Local zoning authorities and community organizations are often opposed to construction in their communities and these regulations can delay, prevent or increase the cost of new tower, data center and/or system distribution construction and modifications. Existing regulatory policies may materially and adversely affect the associated timing or cost of such projects and additional regulations may be adopted which increase delays or result in additional costs, or that prevent proposed projects in certain locations. See “Regulatory and Legal Risks” above.
Furthermore, if radio frequency emissions from wireless handsets or equipment on towers are demonstrated to cause negative health effects, potential future claims could adversely affect operations, costs and revenues.
Development and Construction Risk.   The Fund may invest in projects that involve significant construction or development, such as greenfield development, and therefore there is a risk that such projects will not be completed within budget, within the agreed timeframe or to the agreed specification (e.g., due to an inability to obtain required permits or project financing or as a result of delays following engagement with local stakeholders), which may result in significant delays, increased costs or delays in the commencement of cash flow generation. Such unexpected delays or costs may result in increased debt service costs and the inability of project owners to meet the higher interest and principal repayments arising from the additional debt requirement. In addition, there could be insufficient funds to complete construction. Delays in project completion may also affect the scheduled cash flow necessary to cover the debt service costs and operation and maintenance expenses. These risks may be mitigated by provisions in construction contracts for payment of liquidated damages by the construction contractors. However, the Fund may not benefit from such provisions and may be exposed to any losses not covered by such provisions or to the financial failure of the contractors. In the event a development project is unsuccessful, expenses incurred in connection with such development project, including those related to development services provided by Brookfield or an affiliate thereof, may be borne by the Fund despite that such development project did not proceed. As a result, with respect to Portfolio Investments by the Fund in projects involving significant construction or development, any one of the foregoing may undermine a Portfolio Company’s

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operations and, consequently, the Fund’s ability to achieve its objectives which would have contemplated successful execution of such construction and/or development.
Demand and Usage Risk.   Although the Fund expects to target assets with low demand, usage and throughput risk, residual demand, usage and throughput risk can affect the performance of Portfolio Investments. To the extent that the Adviser’s assumptions regarding the demand, usage and throughput of assets prove incorrect, returns to the Fund could be materially and adversely affected.
Loss of Customers.   Companies or assets within certain infrastructure sectors often derive a significant portion of their revenue from a small number of customers, and the loss, consolidation or bankruptcy or insolvency of any of such customers may materially decrease revenues and have an adverse impact on growth opportunities of such companies or assets and within such sectors.
Operational Risk.   The long-term profitability of the assets in which the Fund invests will be dependent upon the efficient operation, maintenance and high availability of such assets. Inefficient operations, maintenance and low availability may reduce returns to stockholders. Operations are also subject to the risk of equipment failure due to wear and tear, latent defect, design error, operator error, or early obsolescence, among other things, which could have a material adverse effect on the assets, liabilities, business, financial condition, results of operations and cash flow of Portfolio Investments.
New and Disruptive Technologies.   The Fund may invest in Portfolio Investments that make use of older, sustaining or little to no technology, in which case, the value of any such Portfolio Company could be adversely impacted by competitors developing and/or utilizing new, disruptive technologies. Further, competitors may implement such disruptive technologies over a period of time during which the market, including Brookfield, is not aware of, or has access to, such developments. As a result, while Brookfield may seek to assist a Portfolio Company with making technological improvements, any such Portfolio Company that does not utilize certain technologies for any reason may be at a competitive disadvantage and, as a result, the lack thereof of the adoption of such technologies may have a material adverse effect on the Portfolio Company or may even lead to an entire asset class becoming obsolete. The Fund may also invest in Portfolio Investments that use newly developed, less proven technologies. There is no guarantee that such new technologies will perform as anticipated, especially in a field of rapidly changing technologies. The failure of a technology to perform as anticipated or its obsolescence, due to the development and utilization of new and disruptive technologies or otherwise, may materially and adversely affect the performance of certain Portfolio Investments that invest in or use such technologies and certain Portfolio Investments that do not benefit from such technologies.
Reliance on Portfolio Company Management.   With respect to management at the Portfolio Company level, many Portfolio Investments rely on the services of one or a limited number of key individuals, the loss of any one of whom could significantly adversely affect the Portfolio Company’s performance; the loss of one or more key individuals is further exacerbated in industries, sectors and fields where technologies and the expertise to understand and develop such technologies is highly specialized, which is expected to be the case with respect to certain Portfolio Investments made by the Fund. There can be no assurance that the existing management team of a Portfolio Company, or any new team, will be able to successfully operate such Portfolio Company or will meet the Fund’s expectations. Although the Adviser expects to monitor Portfolio Company management, management of each Portfolio Company will have day-to-day responsibility with respect to the business of such Portfolio Company. In addition, certain Portfolio Investments may operate in highly regulated environments, and the Fund will likely rely on the management teams to manage their activities in a manner consistent with applicable laws and regulations (including the U.S. Foreign Corrupt Practices Act and other anti-corruption, anti-bribery and anti-boycott laws, regulations and orders) and in a manner which will permit such Portfolio Company to maintain a quality reputation. If a Portfolio Company acts inconsistently with applicable laws and regulations or takes actions that cause such Portfolio Company disrepute, such actions may adversely affect the Fund, as an investor in the Portfolio Company, and may damage the Fund’s reputation, which may adversely impact the Fund’s ability to complete other Portfolio Investments and the Fund’s ability to realize its investment objective.
Labor Relations.   Certain Portfolio Investments may have unionized work forces or employees who are covered by a collective bargaining agreement, which could subject any such Portfolio Company’s activities and labor relations matters to complex laws and regulations relating thereto. Moreover, a Portfolio

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Company’s operations and profitability could suffer if it experiences labor relations problems. Upon the expiration of any Portfolio Company’s collective bargaining agreements, it may be unable to negotiate new collective bargaining agreements on terms favorable to it, and its business operations at one or more of its facilities may be interrupted as a result of labor disputes or difficulties and delays in the process of renegotiating its collective bargaining agreements. A work stoppage at one or more of a Portfolio Company’s facilities could have a material adverse effect on its business, results of operations and financial condition. Any such problems additionally may adversely affect the Fund’s ability to implement its investment objectives.
Impact of Natural or Man-Made Disasters; Disease Epidemics.   Certain regions are at risk of being affected by natural disasters or catastrophic natural events. Considering that the development of infrastructure, disaster management planning agencies, disaster response and relief sources, organized public funding for natural emergencies, and natural disaster early warning technology may be immature and unbalanced in certain countries, the natural disaster toll on an individual Portfolio Company or the broader local economic market may be significant. Prolonged periods may pass before essential communications, electricity and other power sources are restored and operations of the Portfolio Company can be resumed. Portfolio Investments could also be at risk in the event of such a disaster. The magnitude of future economic repercussions of natural disasters may also be unknown, may delay the Fund’s ability to invest in certain companies, and may ultimately prevent any such Portfolio Investment entirely. Portfolio Investments may also be negatively affected by man-made disasters. Publicity of man-made disasters may have a significant negative impact on overall consumer confidence, which in turn may materially and adversely affect the performance of Portfolio Investments, whether or not such Portfolio Investments are involved in such man- made disaster.
In addition, certain illnesses spread rapidly and have the potential to significantly adversely affect the global economy. Any outbreak of disease epidemics or infectious diseases may result in the closure or suspension of certain businesses, and could also result in (a) the lack of availability or price volatility of raw materials or component parts necessary to a Portfolio Company’s business, (b) disruption of regional or global trade markets and/or the availability of capital or leverage, (c) trade restrictions which impact a Portfolio Company’s business and/or (d) a general economic decline and/or decline in the market applicable to any Portfolio Company, and have an adverse impact on the Fund’s value, Portfolio Investments, or the Fund’s ability to source new Portfolio Investments. This type of market disruption may also make it difficult to obtain a credit facility or to finance particular Portfolio Investments.
Climate Change.   Ongoing changes to the climatic conditions in which the Fund operates and invests may have an adverse impact on the Fund and its Portfolio Investments. While the precise future effects of climate change are unknown, it is possible that changes in weather patterns or extreme weather (such as floods, hurricanes and other storms) could, among other adverse impacts, damage the Portfolio Investments. These changes, in addition to changes affecting precipitation levels, hydrology, annual sunshine and/or wind levels could also influence power generation levels. Reductions in precipitation levels, wind or sunlight could cause material and adverse impacts on the Portfolio Investments. If such reductions are significant, certain Portfolio Investments may be rendered inoperable. Significant increases in precipitation levels or wind could cause damage to the Portfolio Investments and create periods in which the Portfolio Investments are inoperable. The adverse effects of climate change and related regulation at provincial or state, federal and international levels could have a material adverse effect on the business, financial position, results of operations or cash flows of the Fund and the Portfolio Investments. Notwithstanding that the Fund will make Portfolio Investments involved in mitigating the effects of climate change, any of the foregoing could adversely affect the value of the Portfolio Investments and the performance of the Fund.
The Fund may be making Portfolio Investments that are heavily involved in alleviating the effects of climate change. The business success of any such Portfolio Company may be inextricably tied to its ability to mitigate the effects of climate change, which may be challenging or unattainable.
Conversely, certain Portfolio Investments may, at the time of the Fund’s Portfolio Investment, and thereafter (including during the Fund’s hold period), be considered “high risk” in terms of their impact on their communities and the environment, and may be actively creating negative externalities on their local and global climates. Such “high risk” businesses may be subject to increased regulatory scrutiny and government disincentives, each of which may change unpredictably, which therefore may decrease the value of such Portfolio Company.

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Control Position.   The Fund and its affiliates will generally seek investment opportunities that allow them to have significant influence on the management, operations and strategic direction of the Portfolio Investments in which it invests. The exercise of control and/or significant influence over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise management and other types of liability in which the limited liability characteristic of business operations may generally be ignored. The exercise of control and/or significant influence over a Portfolio Company could expose the assets of the Fund to claims by such Portfolio Company, its security holders and its creditors. While the Adviser intends to manage the Fund in a way that will minimize exposure to these risks, the possibility of successful claims cannot be precluded.
In addition, a previous United States court decision has increased the likelihood that the Fund could be jointly and severally liable with its Portfolio Investments for the Portfolio Investments’ defined benefit pension liabilities. Under ERISA (as defined below), a trade or business that owns at least 80% of another entity may be jointly and severally liable for that other entity’s unfunded pension liabilities if the plan terminates or if the employer withdraws from contributing to the plan. A previous United States Federal appeals court decision has held that a private equity fund is a “trade or business” for these purposes. In acquiring Portfolio Investments with unfunded pension liabilities, both the risk of this liability being incurred as well as risk mitigation strategies will be evaluated and, in appropriate instances, this risk may cause the Fund to not pursue an otherwise attractive investment opportunity or to limit its ownership percentage to below the 80% threshold. If the Fund does acquire Portfolio Investments with unfunded pension liabilities and does not limit its ownership percentage to below the 80% threshold, it may face certain liabilities related to the above.
Board Participation.   The Fund or an affiliate will generally seek control or co-control positions in Portfolio Investments and will generally be represented on the boards of directors (or have its representatives serve as observers to such boards of directors) of most of its Portfolio Investments as well as positions on advisory, operating or similar committees of such Portfolio Investments. Although such positions in certain circumstances may be important to the Fund’s investment strategy and may enhance the Adviser’s ability to manage the Portfolio Investments, they may also have the effect of impairing the Adviser’s ability to sell the related securities when, and upon the terms, it may otherwise desire, and may subject the Adviser and the Fund to claims they would not otherwise be subject to as an investor, including claims of breach of duty of loyalty, securities claims and other director related claims. In general, the Fund will indemnify the Adviser and their representatives from such claims.
Minority Position and “Toe-hold” Investments.   The Fund expects to make minority equity or debt Portfolio Investments where the Fund may have limited influence. Such Portfolio Investments may have economic or business interests or goals that are inconsistent with those of the Fund and the Fund may not be in a position to limit or otherwise protect the value of such Portfolio Investments. The Fund’s control over the investment policies of such Portfolio Investments may also be limited. This could result in the Portfolio Investments being frozen in minority positions that incur substantial losses. This could also prevent the Fund from realizing the value of its Portfolio Investments and distributing proceeds in a timely manner.
If the Fund takes a minority position in publicly traded securities as a “toe-hold” investment, such publicly traded securities may fluctuate in value over the limited duration of the Portfolio Investment in such publicly traded securities, which could potentially reduce returns to stockholders. While the Adviser may seek to accumulate larger positions through open market purchases, registered tender offers, negotiated transactions or private placements, the Adviser may be unable to accumulate a sufficiently large position in a Portfolio Company to execute its strategy. In such circumstances, the Fund may dispose of its position in the Portfolio Company within a short time of acquiring it; there can be no assurance that the price at which the Fund can sell such securities will not have declined since the time of acquisition. Moreover, this may be exacerbated by the fact that securities of the companies that the Fund may target may be thinly traded and that the Fund’s position may nevertheless have been substantial, although not controlling, and its disposal may depress the market price for such securities.
Additionally, from time to time the Fund may make a toe-hold Portfolio Investment in publicly traded securities as part of a potential broader, longer-term investment strategy, and as a result, the Fund may keep certain information related to such Portfolio Investments confidential due to certain disclosure and regulatory related considerations.

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Investments in Derivatives.   In addition to the activities described in “Hedging Transactions” above, the Fund may use swaps, including credit default and total return swaps, and other over-the-counter derivative instruments or participations to leverage, access or enhance Portfolio Investments, in each case in circumstances in which such derivatives are intended to resemble, as closely as possible, the economic rights that could otherwise be obtained directly. The special risks associated with these obligations include: (a) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors’ rights laws; (b) adverse consequences resulting from participating in such instruments with other institutions with lower credit quality; (c) limitations on the ability of the Fund or the Adviser to directly enforce its rights with respect to instruments; (d) a secondary trading market that is not generally well developed, which may make it difficult to value or dispose of such instruments quickly or at a fair price; and (e) since the holder of such an instrument generally has no contractual relationship directly with the underlying Portfolio Company, the Fund may have to rely upon a third-party to take actions and provide information in respect of such company. See “Minority Position and ‘Toe-hold’ Investments” above.
Other Investment Techniques and Instruments.   The Fund may employ other investment techniques and invest in other instruments that the Adviser believes will help achieve the Fund’s investment objective, whether or not such investment techniques or instruments are specifically described herein. In addition, if the Adviser believes that suitable investment opportunities present themselves to transact on attractive terms, the Fund may also consider the acquisition of such Portfolio Investments in the form(s) described herein or other types which are consistent with the Fund’s investment objectives. Consistent with its investment objective, the Fund may invest in financial instruments of any and all types, which exist now or are hereafter created.
Affiliated Transaction Restrictions.   The 1940 Act contains prohibitions and restrictions relating to transactions between investment companies and their affiliates (including the Adviser), principal underwriters and affiliates of those affiliates or underwriters. Under these restrictions, the Fund and any Portfolio Company that the Fund controls are generally prohibited from knowingly participating in a joint transaction, including co-investments in a Portfolio Company, with an affiliated person, including any directors or officers of the Fund, the Adviser or any entity controlled or advised by any of them. These restrictions also generally prohibit the Fund’s affiliates, principal underwriters and affiliates of those affiliates or underwriters from knowingly purchasing from or selling to the Fund or any Portfolio Company controlled by the Fund certain securities or other property and from lending to and borrowing from the Fund or any Portfolio Company controlled by the Fund monies or other properties. The Fund and its affiliates may be precluded from co-investing in private placements of securities, including in any portfolio companies controlled by the Fund. The Fund, its affiliates and portfolio companies controlled by the Fund may from time to time engage in certain joint transactions, purchases, sales and loans in reliance upon and in compliance with the conditions of certain positions promulgated by the SEC and its staff. There can be no assurance that the Fund would be able to satisfy these conditions with respect to any particular transaction. As a result of these prohibitions, restrictions may be imposed on the size of positions or the type of investments that the Fund could make. Furthermore, Brookfield has received exemptive relief from the SEC to allow certain managed funds and accounts, each of whose investment adviser is BAM PIC Canada or an investment adviser controlling, controlled by or under common control with BAM PIC Canada, to participate in negotiated co-investment transactions where doing so is consistent with the Fund’s investment objective and strategies as well as regulatory requirements and other pertinent factors, and pursuant to the conditions thereof (the “Co-Investment Exemptive Relief”).
Although the Adviser will endeavor to allocate investment opportunities in a fair and equitable manner, the Fund and the stockholders could be adversely affected to the extent investment opportunities are allocated to other investment vehicles managed or sponsored by, or affiliated with, the Fund’s executive officers, directors and members of the Adviser. The Fund might not participate in each individual opportunity but will, on an overall basis, be entitled to participate equitably with other entities managed by the Adviser and its affiliates. The Adviser seeks to treat all clients fairly and equitably over time such that none receives preferential treatment vis-à-vis the others over time, in a manner consistent with its fiduciary duty to each of them; however, in some instances, especially in instances of limited liquidity, the factors may not result in pro rata allocations or may result in situations where certain funds or accounts receive allocations where others do not.

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Public Company Securities.   The Fund may hold securities traded on public markets, subject to the limitations set forth in the Fund’s Prospectus. Portfolio Investments in such securities may involve different risks than those associated with investments in securities that are not traded on public markets. Among those risks are (a) increased disclosure requirements, (b) greater volatility, (c) increased likelihood of stockholder litigation, (d) restrictions on timing of disposition and (e) increased compliance costs.
In the event that the Fund invests in distressed public securities, among the problems involved in such Portfolio Investments is the fact that it frequently may be difficult to obtain information as to the conditions of such troubled issuers. The market prices of such securities are also subject to abrupt and erratic market movements and above average price volatility, and the spread between the bid and asked prices of such securities may be greater than normally expected. It may take a number of years for the market price of such securities to reflect their intrinsic value.
Private Securities.   Many of the Fund’s Portfolio Investments will involve private securities, which are generally more difficult to sell than publicly traded securities, as there is often no liquid market, which may result in selling interests at a discount. In addition, private securities generally are more difficult to value than publicly traded securities as such valuations are inherently uncertain. The determinations of value in accordance with procedures established by the Adviser may differ materially from the values that would have been used if an active market and market quotations existed for such investments. In connection with the disposition of an investment in private securities, the Fund may agree to purchase adjustments and may be required to make representations about the business and financial affairs of the Portfolio Company typical of those made in connection with the sale of a business. The Fund may be obligated to fund such purchase price adjustments and also may be required to indemnify the purchasers of such Portfolio Investment to the extent that any such representations turn out to be inaccurate. These arrangements may result in the incurrence of contingent liabilities that may ultimately yield funding obligations that must be satisfied by the Fund prior to distributions being made to the stockholders.
Non-U.S. Investments.   The Fund is expected to invest globally. Non-U.S. securities involve certain risks not typically associated with investing in the United States, including risks relating to (a) currency exchange matters including fluctuations in the rate of exchange between the United States dollar and the various non-U.S. currencies in which the Fund’s non-U.S. Portfolio Investments may be denominated, and costs associated with conversion of investment principal and income from one currency into another, (b) differences between the United States and non-U.S. securities markets, including potential price volatility in and relative illiquidity of some non-U.S. securities markets, (c) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and less government supervision and regulation, (d) certain economic and political risks, including potential exchange control regulations and restrictions on non-U.S. investment and repatriation of capital and the risks of political, economic or social instability, (e) obtaining non-U.S. governmental approvals and complying with non-U.S. laws, (f) differing tax structures and (g) non-U.S. tax laws that (i) could adversely impact the cash flow and potential investment returns from such non-U.S. Investments and (ii) are subject to change, sometimes with retroactive effect. Anti-fraud and anti-insider trading legislation in these countries may be rudimentary. Anti-dilution protection also may be very limited. In these countries, the concept of fiduciary duty on the part of the management or directors of companies to stockholders may be limited. The legal systems in these countries may offer no effective means for the Fund to seek to enforce its rights or otherwise seek legal redress or to seek to enforce non-U.S. legal judgments.
Risks of Investing in Emerging and Developing Markets.   The Fund is expected to make Portfolio Investments in emerging or developing markets. The risks associated with global investing are magnified in such markets. The depth, liquidity, sales volume and stability of other markets are significantly lower in emerging and developing markets as compared to the United States, Canada or Western Europe. Furthermore, political and economic structures in countries with emerging or developing economies or stock markets generally lack the social, political and economic stability characteristic of more developed countries. This instability may result from, among other things, the following: (a) authoritarian governments or military involvement in political and economic decision-making, including changes in government through extra-constitutional means and the imposition or strengthening of controls on non-U.S. investment and/or repatriation of capital and income; (b) popular unrest associated with demands for improved political, economic and social condition; (c) internal insurgencies; (d) hostile relations with neighboring

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countries; (e) ethnic, religious and racial disaffection; (f) higher levels of corruption of government officials and corporate officers; and (g) interference into political and government affairs by powerful economic groups. This social, political and economic instability significantly increases the risk of, and could significantly and adversely affect the value of, Portfolio Investments in emerging or developing markets.
In addition, governments in certain countries participate to a significant degree in their economies through ownership interests and/or regulation. With respect to certain countries, there may also be the possibility of expropriation, confiscatory taxation or other protectionist measures or diplomatic developments that could affect investments in those countries. Repatriation of investment income, capital and the proceeds of sale by non-U.S. investors may require governmental registration and approval in some emerging or developing market countries.
Furthermore, some emerging and developing market countries have laws and regulations that require government approval under certain circumstances, including under corporate, securities, currency control and other similar laws and may require financing and structuring alternatives that differ significantly from those customarily used in more developed countries. The process of obtaining these approvals may require a significant expenditure of time and resources. In certain countries, such laws and regulations have been subject to unpredicted and frequent changes, potentially exposing the Fund to taxes, restrictions and other obligations that were not anticipated at the time of initial investment.
Investments in New Jurisdictions.   The Fund is intended to be global in nature and therefore may make Portfolio Investments in countries, territories and other jurisdictions in which the Adviser and portfolio managers may not have significant experience or expertise. While the Adviser intends to mitigate this risk by engaging applicable service providers and personnel with the requisite experience and expertise, there is no guarantee that such persons will adequately protect the Fund and its Portfolio Investments from the risks that may be prevalent in such jurisdictions.
Investment in Nonperforming or Troubled Assets.   The Fund may make Portfolio Investments in nonperforming or troubled assets or businesses that involve a degree of financial risk and there can be no assurance that the Fund’s internal rate of return objectives will be realized or that there will be any return of capital. Furthermore, Infrastructure Investments operating in workout modes or under Chapter 11 of the Bankruptcy Code may, in certain circumstances, be subject to additional potential liabilities that could exceed the value of the Fund’s original Portfolio Investment, including equitable subordination and/or disallowance of claims or lender liability. In addition, under certain circumstances, payments to the Fund and distributions by the Fund to the stockholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance or a preferential payment under applicable law.
Risks Related to Investment Structure.   Securities of various Portfolio Investments are also subject to a number of risks, which will be dependent in part on the structure of the Portfolio Company (e.g., corporation, partnership, etc.) and the structure of the securities (e.g., common equity, preferred equity, secured and unsecured debt and senior or junior debt, etc.). The performance of securities may depend in part on liquidity, market support, price volatility, and the relative rights of more senior and junior stakeholders, among other things. The business, creditworthiness, tax position, and effectiveness and stability of management of a Portfolio Company, as well as general and specific financial, business and economic conditions, may also have an effect on the value of securities.
Accounting Standards.   The Fund is using U.S. GAAP accounting standards for the calculation of its net asset value, its valuation and the establishment of its audited annual financial statements on Form N-CSR. The Fund’s accounting standards may not correspond to the accounting standards of other Fund entities, resulting in different financial information appearing on their respective financial statements. Information available to stockholders in the Fund’s audited annual financial statements on Form N-CSR may differ from information available in the financial statements of other Fund entities, including operations, financial results, capitalization and financial obligations, earnings and securities.
Risks Relating to Due Diligence of Portfolio Investments.   Before making Portfolio Investments, the Adviser will conduct due diligence that it deems reasonable and appropriate based on the facts and circumstances known at that time. Due diligence may entail evaluation of important and complex business, financial, tax, accounting, environmental, social, governance, real property and legal issues. When

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conducting due diligence and making an assessment regarding an Investment, the Adviser will rely on the resources available to it, including information provided by the counterparty and, in some circumstances, third-party investigations. However, representations made by a counterparty could be inaccurate, and third-party investigations may not uncover risks. As a result, due diligence investigations conducted with respect to any investment opportunity may not reveal or highlight all relevant facts necessary or helpful to make the investment decision. Moreover, such an investigation will not necessarily result in a Portfolio Investment being successful. There can be no assurance that attempts to provide downside protection with respect to a Portfolio Investment, including pursuant to risk management procedures described in the Fund’s Prospectus, will achieve their desired effect and potential investors should regard an investment in the Fund as being speculative and having a high degree of risk. There can be no assurance that the Adviser will be able to detect or prevent irregular accounting, employee misconduct or other fraudulent practices during the due diligence phase or during its efforts to monitor a Portfolio Investment on an ongoing basis or that any risk management procedures implemented by the Adviser will be adequate.
Consultants, legal advisors, appraisers, accountants, investment banks and other third parties may be involved in the due diligence process and/or the ongoing operation of the Fund’s Portfolio Investments to varying degrees. For example, certain asset management, finance, administrative and other similar functions may be outsourced to a third-party service provider whose fees and expenses will be borne by the Portfolio Investments or the Fund and will not offset Management Fees. Such involvement of third-party advisors or consultants may present a number of risks primarily relating to the Adviser’s reduced control of the functions that are outsourced. In addition, if the Adviser is unable to timely engage third-party providers, its ability to evaluate and acquire more complex targets could be adversely affected.
Expedited Transactions.   Investment analyses and decisions by the Adviser may frequently be required to be undertaken on an expedited basis to take advantage of investment opportunities. In such cases, the information available to the Adviser at the time of making an investment decision may be limited, and the Adviser may not have access to detailed information regarding assets. Therefore, no assurance can be given that the Adviser will have knowledge of all circumstances that may adversely affect a Portfolio Investment at the time the investment decision is made, and the Fund may make Investments which it would not have made if more extensive due diligence had been undertaken.
Portfolio Investment Liabilities.   Liabilities of Portfolio Investments, including those related to activities that occurred prior to the Fund’s investment therein, could have an adverse impact on the Fund. For example, various jurisdictions permit certain classes of creditors and government authorities to make claims (including, by way of example only, environmental, consumer protection, antitrust and pension and labor law matters and liabilities) against stockholders of a company if the company does not have resources to pay out the claim. The Fund could, as a result, become liable for certain classes of claims against its Portfolio Investments. Finally, it is possible that creditors of Portfolio Investments owned by other Brookfield Accounts may seek to make certain claims (including, by way of example only, environmental, consumer protection and pension/labor law matters and liabilities) against the Fund due to its common control relationship with other Brookfield Accounts. The laws of certain jurisdictions provide not only for carve- outs from limited liability protection for a Portfolio Investment that has incurred certain liabilities, but also for recourse to assets of other entities under common control with, or that are part of the same economic group as, such company. For example, if a Portfolio Investment of the Fund or another Brookfield Account is subject to bankruptcy or insolvency proceedings in a jurisdiction and is found to have liabilities under the local consumer protection laws, the laws of that jurisdiction may permit authorities or creditors to file a lien on, or to otherwise have recourse to, assets held by entities under common control or that form part of the same economic group, potentially including Portfolio Investments of the Fund.
Risks from Operations of Other Portfolio Entities.   The Fund and other Brookfield Accounts have made and will continue to make investments in Portfolio Investments that have operations and assets in many jurisdictions around the world. It is possible that the activities of one Portfolio Investment may have adverse consequences on one or more other Portfolio Investments (including the Fund’s Portfolio Investments), even in cases where the Portfolio Investments are held by other Brookfield Accounts and have no other connection to each other. For example, a violation of a rule by a Portfolio Investment of another Brookfield Account could prevent the Fund or one of its Portfolio Investment from obtaining a permit, or have other adverse consequences.

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RISKS ASSOCIATED WITH AN INVESTMENT IN THE FUND
Limited Operating History.   The Fund was only recently established and has limited operating history upon which a prospective investor can evaluate the likely performance of the Fund. The past investment performance of predecessor funds to the Fund, any other Brookfield Account (including any investments made thereby) or any investments managed by predecessor funds to the Fund, Brookfield or the officers or other investment professionals of Brookfield cannot be construed as any indication of the future results of an investment in the Fund. Although certain officers and other investment professionals of Brookfield, both individually and together, have experience investing in infrastructure transactions, their past experience cannot be relied upon as an indicator of the ability of the Fund to execute on its investment strategy and achieve its investment objectives. While the Adviser intends to make Portfolio Investments that have estimated returns commensurate with the uncertainties involved, there can be no assurance that the Fund will be able to implement its investment strategy or achieve its investment objectives or that any stockholder will receive a return of capital. Stockholders should have the ability to sustain the loss of their entire investment in the Fund.
Reliance on Management.   The success of the Fund depends in substantial part upon the skill and expertise of the investment professionals who will be providing investment advice with respect to the Fund. There can be no assurance that these key investment professionals will continue to be associated with the Adviser throughout the life of the Fund. In addition, the key investment professionals and others within Brookfield devote their time and attention to Brookfield and various investments and investment products of Brookfield, which includes the activities of the Adviser and the Fund. While certain investment professionals will devote such time as they believe is reasonably required to the Fund, the composition of the team dedicated to the Fund may change from time to time without notice to the stockholders. Furthermore, while such investment professionals may continue to be associated with the Adviser, they may move between the different business groups within Brookfield and no longer be responsible for providing investment advice with respect to the Fund. Accordingly, the make-up of the pool of investment professionals (including, in certain circumstances, members of the investment committee) with responsibility for the investment strategy of the Fund may evolve over time. The loss of key personnel, including as a result of the employment of such personnel by Portfolio Investments, could have a material adverse effect on the Fund’s ability to realize its investment objectives.
Unlisted Closed-End Fund Structure; Limited Liquidity.   The Fund does not currently intend to list the Shares for trading on any securities exchange or any other trading market in the near future. There is currently no secondary market for the Shares and the Fund does not expect any secondary market to develop for the Shares. Stockholders of the Fund are not able to have their Shares repurchased or otherwise sell their Shares on a daily basis, because the Fund is an unlisted closed-end fund. An investment in the Fund is suitable only for investors who can bear the risks associated with private market investments with potential limited liquidity of the Shares. An investment in the Fund is suitable only for investors who can bear the risks associated with private market investments with potential limited liquidity of the Shares as described in “Repurchases” above.
Operational Risk.   The Fund is subject to operational risk, including the possibility that errors may be made by the Adviser, the Fund’s service providers (including third-party fund administrators) or any of their respective affiliates in certain transactions, calculations or valuations on behalf of, or otherwise relating to, the Fund. Stockholders may not be notified of the occurrence of an error or the resolution of any error. Generally, the Adviser, the Fund’s service providers and any of their respective affiliates will not be held accountable for such errors, and the Fund may bear losses resulting from such errors.
Risk of Unsuccessful Exit Strategies.   The Fund may opportunistically sell, publicly list, distribute or otherwise dispose of Portfolio Investments at any time. It is not possible to predict whether a particular exit strategy will be advantageous or available at the appropriate time. If the Fund fails to execute an exit strategy successfully prior to the liquidation of the Fund, the Fund may be forced to liquidate its assets on terms less favorable than anticipated and the proceeds from these Portfolio Investments and the remaining Portfolio Investments may be materially and adversely affected.
Illiquid and Long-Term Investments.   Although Portfolio Investments are expected to generate some amount of current income, Portfolio Investments will be held for an indefinite period of time and the return

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of capital and the realization of gains, if any, from a Portfolio Investment generally will most likely occur only upon the partial or complete disposition of such Portfolio Investment. While a Portfolio Investment may be sold at any time, it is generally expected that the sale of a substantial portion of the Portfolio Investments will not occur for a number of years after such Portfolio Investments are made. Since the Portfolio Investments targeted by the Fund are generally not liquid, it is unlikely that there will be a public market for certain of the securities or debt instruments held by the Fund and such securities or debt instruments may require a substantial length of time to liquidate. The Fund generally will not be able to sell these securities or debt instruments publicly unless their sale is registered under applicable securities laws or unless an exemption from such registration requirements is available. In addition, in some cases, the Fund may be prohibited or limited by contract from selling certain securities or debt instruments for a period of time and as a result, may not be permitted to sell a Portfolio Investment at the time it might otherwise desire to do so.
Projections.   The Fund will make Portfolio Investments based upon projections developed by the Adviser or a Portfolio Company concerning a Portfolio Company’s future performance, outcome and cash flow. Because projections are inherently subject to uncertainty and factors beyond the control of the Adviser and the Portfolio Company, investors have no assurance that the Portfolio Investments will yield the returns expected by the Fund’s management. The inaccuracy of certain assumptions, the failure to satisfy certain requirements and the occurrence of other unforeseen events could impair the ability of a Portfolio Company to realize projected values, outcomes and cash flow. In addition, subsequent to the Fund’s acquisition of a particular Portfolio Investment, management or the Adviser may adjust projected returns to reflect changes in market conditions or based upon other relevant facts and circumstances.
Valuations.   Because secondary markets for certain investments may be limited or non-existent, they may be difficult to value. When market quotations are not readily available or are deemed to be unreliable, the Fund values its investments at fair value as determined in good faith pursuant to policies and procedures approved by the Board of Directors. Fair value pricing may require subjective determinations about the value of a security or other asset. As a result, there can be no assurance that fair value pricing will result in adjustments to the prices of securities or other assets, or that fair value pricing will reflect actual market value, and it is possible that the fair value determined for a security or other asset will be materially different from quoted or published prices, from the prices used by others for the same security or other asset and/or from the value that actually could be or is realized upon the sale of that security or other asset. Where market quotations are not readily available, valuation may require more research than for more liquid investments. In addition, the Adviser may use an independent pricing service or prices provided by dealers to value certain fixed income securities at their market value. The Board has designated the Adviser as the valuation designee pursuant to Rule 2a-5 under the 1940 Act to perform fair value determinations relating to any or all Fund investments. The Board oversees the Adviser in its role as the valuation designee in accordance with the requirements of Rule 2a-5. In its role as the valuation designee, the Adviser is authorized to make all necessary determinations of the fair value of portfolio securities and other assets for which market quotations are not readily available or if it is deemed that the prices obtained from brokers and dealers or independent pricing services are unreliable.
In particular, several factors which involve a significant degree of judgment could impact the valuation of the Fund’s Infrastructure Investments. The Fund will primarily hold Infrastructure Investments and other assets that will not necessarily have readily ascertainable market values and which may be more illiquid in nature. The valuation of such illiquid assets is inherently subjective and subject to increased risk that the information utilized to value such assets or to create the pricing models may be inaccurate or subject to other error. In addition, valuations rely on a variety of assumptions, including assumptions about projected cash flows for the remaining holding periods for the assets, market conditions at the time of such valuations and/or any anticipated disposition of the assets, legal and contractual restrictions on transfers that may limit liquidity, and any transaction costs related to, and the timing and manner of, any anticipated disposition of the assets, all of which may materially differ from the assumptions and circumstances on which the valuations are based. The value of the Fund’s assets may also be affected by any changes in accounting standards, policies or practices as well as general economic, political, regulatory and market conditions and the actual operations of Infrastructure Investments, which are not predictable and can have a material impact on the reliability and accuracy of such valuations. As such, the carrying value of an asset may not reflect the price at which the Infrastructure Investment could be sold in the market, and the difference between

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carrying value and the ultimate sales price could be material. Accordingly, such values may not accurately reflect the actual market values of the Infrastructure Investments, and, thus, shareholders will likely make decisions as to whether to purchase or tender Shares without complete and accurate valuation information.
Secondary Investments are generally valued based on the latest net asset value reported by the Portfolio Fund Manager or third-party sponsor.
Interpretation of Governing Documents.   The governing documents of the Fund establish complex arrangements among the Fund, the stockholders, Brookfield and other relevant parties. From time to time, questions may arise regarding certain parties’ rights and obligations in certain situations, some of which may not have been contemplated upon the negotiation and execution of such documents. In some instances, the operative provisions of the governing documents may be broad, unclear, general, conflicting, ambiguous or vague and may allow for multiple reasonable interpretations. In other instances, there may not be a directly applicable provision. While Brookfield will construe the relevant provisions in good faith and in a manner consistent with its legal obligations, the interpretations used may not always be the most favorable to the Fund or the stockholders.
Anti-Takeover Provisions.   Certain provisions of the Charter and Bylaws could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to modify the Fund’s structure. These provisions may inhibit a change of control in circumstances that could give the stockholders the opportunity to realize a premium over the value of the Shares.
Concentration Risk.   The Fund is subject to concentration risk. Concentration risk is the risk that the Fund’s investments in the securities of companies in one industry will cause the Fund to be more exposed to developments affecting a single industry or market sector than a more broadly diversified fund would be. The Fund may be subject to greater volatility with respect to its Portfolio Investments than if the Fund was more broadly diversified.
Risks Upon Disposition of Investments.   In connection with the disposition of certain types of Portfolio Investments, the Fund may be required to make representations about the business and financial affairs of the applicable Portfolio Company typical of those made in connection with the sale of any business, or may be responsible for the contents of disclosure documents under applicable securities laws. The Fund may also be required to indemnify the purchasers of such Portfolio Company or underwriters to the extent that any such representations or disclosure documents turn out to be incorrect, inaccurate or misleading. These arrangements may result in contingent liabilities, which might ultimately have to be funded by the stockholders.
Recourse to Assets.   The Fund’s assets, including any Portfolio Investments made by the Fund and any funds held by the Fund, are available to satisfy all liabilities and other obligations of the Fund. If the Fund becomes subject to a liability, parties seeking to have the liability satisfied may have recourse to the Fund’s assets generally and may not be limited to any particular asset, such as the asset representing the Portfolio Investment giving rise to the liability.
Other Considerations Regarding Repurchases.   The Fund may sell Portfolio Investments to fund repurchase offers. In addition, subject to the Fund’s investment restrictions with respect to borrowings, the Fund may borrow money to finance the repurchase of Shares. However, there can be no assurance that the Fund will be able to obtain such financing for repurchase offers if it attempts to do so. Although repurchase offers generally would be beneficial to stockholders by providing them with some ability to sell their Shares to the Fund at the repurchase price, the acquisition of Shares by the Fund will decrease the total assets of the Fund. Repurchase offers are, therefore, likely to increase the Fund’s expenses borne by remaining stockholders, may result in untimely sales of Portfolio Investments and/or may limit the Fund’s ability to participate in new investment opportunities. To the extent the Fund maintains a cash position to satisfy Fund repurchases, the Fund would not be fully invested, which may reduce the Fund’s investment performance. Furthermore, to the extent the Fund borrows to finance the making of repurchase offers by the Fund, interest on such borrowings reduces the Fund’s net investment income. In order to fund repurchase requests, the Fund may be required to sell its more liquid, higher quality portfolio securities to purchase Shares that are tendered, which may increase risks for remaining stockholders and increase Fund expenses.

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Borrowing.   Subject to certain limitations set forth in the Fund’s Prospectus and under applicable law, the Fund intends, from time to time, to borrow at the Fund-level or at a subsidiary of the Fund on a secured or unsecured basis. It is expected that this indebtedness, if incurred, will be secured primarily by the assets of the Fund. In addition, the Adviser intends to evaluate whether it is prudent and appropriate to incur this leverage and there can be no assurance that leverage will be incurred given that adverse economic factors, such as a significant rise in interest rates, may cause the Adviser, in its discretion, to elect not to incur such leverage.
The extent to which the Fund or its subsidiary (including a Portfolio Company) uses leverage may have important consequences to the stockholders, including, but not limited to, the following: (a) greater fluctuations in the net assets of the Fund; (b) use of cash flow (including capital contributions) for debt service and related costs and expenses, rather than for additional Portfolio Investments, distributions or other purposes; (c) increased interest expense, if interest rate levels were to increase; (d) in certain circumstances, prematurely disposing of Portfolio Investments to service the Fund’s debt obligations; and (e) limitation on the flexibility of the Fund to make distributions to its stockholders or sell assets that are pledged to secure the indebtedness. There can be no assurance that the Fund will have sufficient cash flow to meet its debt service obligations. As a result, the Fund’s exposure to losses may be increased due to the illiquidity of Portfolio Investments generally.
In connection with any credit facility entered into by the Fund, the borrowers thereon (and the stockholders) may be required to (A) make certain representations and warranties to one or more lenders and (B) indemnify the lenders pursuant to any credit facility in case any such representations and warranties are inaccurate. These arrangements may create contingent liabilities of the Fund and/or its subsidiaries, for which the Adviser may establish reserves or escrow accounts.
Capital Raise.   The Fund may hold an initial closing at any time when the Adviser determines in its discretion that a sufficient minimum of capital is ready to close. There is no guarantee that the Fund will meet its capital raising goals. In the event that the Fund does not meet its capital raising goals, the Fund may have made Portfolio Investments based on diversification goals that have assumed a greater amount of capital contributions. As a result, the Fund may deploy capital in a higher concentration than anticipated or desired, including in a particular geographic region, industry, stage of investment, type of security, or single Portfolio Investment and will have no obligation to sell down such Portfolio Investments.
Leveraged Portfolio Investments.   Certain of the Portfolio Investments in which the Fund invests are expected to be leveraged (including substantial leverage senior to the Fund’s Portfolio Investment, a considerable portion of which may be secured by first liens and/or may be at floating interest rates). While an investment in a leveraged Portfolio Company offers the opportunity for increased capital appreciation, and although the Adviser will seek to use leverage in a manner it believes is appropriate under the then- circumstances, such a Portfolio Investment will be subject to increased exposure to adverse economic factors such as a significant rise in interest rates, a severe downturn in the economy or deterioration in the condition of such Portfolio Company, and such Portfolio Company may be subject to restrictive financial and operating covenants. This leverage may result in more serious adverse consequences to such Portfolio Investments (including their overall profitability or solvency) in the event these factors or events occur than would be the case for less leveraged companies. This could impair such Portfolio Company’s ability to finance its future operations and capital needs and result in restrictive financial and operating covenants. As a result, such Portfolio Company’s flexibility to respond to changing business and economic conditions may be limited. If such a Portfolio Company is unable to generate sufficient cash flow to meet principal and/or interest payments on its indebtedness or make regular dividend payments, such Portfolio Company may default on its loan agreements or be forced into bankruptcy, resulting in a restructuring of such Portfolio Company’s capital structure or liquidation, in which case the value of the Portfolio Investment in such Portfolio Company could be significantly reduced or even eliminated. The debt securities acquired by the Fund will generally not be the most senior in what could be a complex capital structure, and thus subject to greater risk of loss. Furthermore, to the extent the Portfolio Investments in which the Fund has invested become insolvent, the Fund may determine, in cooperating with other debt holders or on its own, to engage, at the Fund’s expense in whole or in part, counsel and other advisors in connection therewith.
Further, an adverse economic change could result in some lenders imposing more stringent restrictions on the terms of credit or a general reduction in the amount of credit available in the markets in which the

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Fund will seek to invest. Any negative impact from the tightening of, or adverse changes in, the credit markets may result in: (a) an inability to finance the acquisition of Portfolio Investments on favorable terms, if at all; (b) increased financing costs; or (c) financing with increasingly restrictive covenants. Such changes in turn may negatively impact the performance of Portfolio Investments. To the extent there is a lack of readily available and reasonably priced debt financing available to potential purchasers at the time the Fund is ready to dispose of a Portfolio Investment, such circumstances could materially and negatively affect the number of potential purchasers and the prices purchasers are willing to pay the Fund.
Risk of Bridge Financings.   The Fund may make a Portfolio Investment (including a Follow-On Investment) with the intent of selling, refinancing or otherwise reducing such Portfolio Investment, including through co-investment by one or more third parties, after the closing of such Portfolio Investment. Any such Portfolio Investment may include assets that the Adviser may not have caused the Fund to acquire on a stand-alone basis (including because the risk/return profile or other characteristics of such assets may not be desirable or appropriate for the Fund), and the Adviser may seek to reduce the Fund’s exposure to such assets through disposition, refinancing, co-investment or another transaction. In these situations, the Fund’s strategy may depend, in part, upon its ability to sell, refinance or otherwise reduce its exposure to such Portfolio Investments after initially agreeing to consummate them. There can be no assurance in such instances that the Fund will be successful in doing so or that the terms of any such transaction will be attractive, including because there may not be sufficient interest in or for the assets or third parties may not accept all or a portion of the amount offered for co-investment. If the Fund is unable to complete such an anticipated transaction, its Portfolio Investments will be less diversified than they otherwise may have been and the Fund may have greater exposure to certain Portfolio Investments, regions and sectors than intended or desired, including to assets that the Adviser would not have acquired on a stand- alone basis or to a Portfolio Investment that exceeds the amount that is permitted to be invested in a single Portfolio Investment that does not involve Bridge Financing. In addition, to the extent that the Fund is unable to complete an anticipated transaction, it may incur broken deal and related costs associated with the pursuit of such transaction.
Generally, in the case of the Fund reducing a Portfolio Investment involving Bridge Financing (including through disposition or co-investment), such transaction will be completed at a price negotiated by the Adviser and the purchaser taking into account the then-relevant facts and circumstances, which may include the Fund’s cost of such Portfolio Investment (and an allocable portion of costs and expenses) and other market events and forces. There can be no assurance that such transaction price will be equal to or more than the Fund’s cost of such Portfolio Investment or that it necessarily or accurately reflect the then- market value of such Portfolio Investment, all costs and expenses associated therewith, or any interest or other carrying cost that would typically be associated with a loan. In addition, the Fund may face increased risk of inability to complete the transaction under certain market conditions, including when the Portfolio Investment has decreased in value while held by the Fund. The Fund will be required to bear the losses of such Portfolio Investment if such a transaction is not consummated or if required to sell the co-investment at a reduced price in order to reduce the Fund’s exposure to such Portfolio Investment.
In circumstances in which the Fund otherwise could have made a Bridge Financing, Brookfield may elect to provide such interim financing in lieu of the Fund doing so (any such interim financing, the “Syndicate Amount”). While Brookfield expects to syndicate any such interest to one or more other parties in such circumstances, there can be no guarantee that such syndication will be successful. If such syndication is not successful, Brookfield will own more of the applicable Portfolio Company than it originally intended. Further, in any such circumstances, in the event Follow-On Investments are made in such Portfolio Company, the Fund may be required to fund its pro rata share of such Follow-On Investments and the amounts that relate to the Syndicate Amount as though the Fund had made the original Bridge Financing in lieu of Brookfield providing interim financing. As a result, each of Brookfield and the Fund may have differing ownership interests in such Follow-On Investments than in the original Portfolio Investment related thereto.
U.S. Dollar Denomination of Shares.   Shares are denominated in United States dollars. Investors subscribing for Shares in any country in which United States dollars are not the local currency should note that changes in the value of exchange between United States dollars and such currency may have an adverse effect on the value, price or income of the investment in the Fund to such investor. There may be non-U.S.

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exchange regulations applicable to Portfolio Investments in non-U.S. currencies in certain jurisdictions where the Fund’s Prospectus is being issued. The fees, costs and expenses incurred by stockholders in converting their local currency to United States dollars (if applicable) in order to purchase Shares will be borne solely by such stockholder. In addition, it may be the case that the aggregate amount that a stockholder is required to contribute to the Fund is well in excess of what such stockholder otherwise intended to contribute to the Fund in its local currency as a result of currency fluctuations. Each prospective investor should consult with its own counsel and advisors as to all legal, tax, financial and related matters concerning an investment in Shares.
Litigation.   Litigation can and does occur in the ordinary course of the management of an investment portfolio. The Fund may be engaged in litigation both as a plaintiff and as a defendant. This risk is somewhat greater where the Fund exercises control or significant influence over a Portfolio Company’s direction, including as a result of board participation. Such litigation can arise as a result of issuer default, issuer bankruptcies and/or other reasons. In certain cases, such issuers may bring claims and/or counterclaims against the Fund, the Adviser and/or their respective principals and affiliates alleging violations of securities laws and other typical issuer claims and counterclaims seeking significant damages. The expense of defending against claims made against the Fund by third parties and paying any amounts pursuant to settlements or judgments would be borne by the Fund to the extent that (a) the Fund has not been able to protect itself through indemnification or other rights against the Portfolio Company, (b) the Fund is not entitled to such protections or (c) the Portfolio Company is not solvent. The Adviser and others may be indemnified by the Fund in connection with such litigation, subject to certain conditions.
The outcome of any proceedings involving the Fund or the Portfolio Investments may materially adversely affect the Fund and may continue without resolution for long periods of time. Any litigation may consume substantial amounts of the Adviser’s time and attention, and that time and the devotion of these resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation. Under the Advisory Agreement, the Fund will generally be responsible for indemnifying the Adviser and related parties for costs they may incur with respect to such litigation not covered by insurance.
Third-Party Advice.   The Fund and the Adviser utilize the services of attorneys, accountants, custodians, fund administrators and other consultants in their operations. The Fund and the Adviser generally rely upon such service providers for their professional judgment with respect to legal, tax, accounting, operational, regulatory and other matters. Nevertheless, there exists a risk that such service providers may provide incorrect advice from time to time or may otherwise make errors when providing services. Neither the Fund nor the Adviser will generally have any liability to the stockholders for any reliance upon such advice or services. Service providers will be selected by the Adviser on behalf of the Fund with due care and consistent with their obligations under applicable law. Notwithstanding the foregoing, the Fund may bear the risk of any errors or omissions by such service providers. Additionally, subject to certain limitations, the Fund may be required to exculpate and indemnify such service providers for any losses incurred. See also “Cybersecurity Risk” below. Whenever the Adviser makes a determination or uses its discretion, unless otherwise indicated, it shall do so in its sole and absolute discretion.
Cybersecurity Risk.   The Adviser, the Portfolio Investments and any of their respective service providers and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. For example, the Fund expects to provide stockholders all statements, reports, notices, updates, requests and any other communications required in electronic form, such as e-mail or posting on Brookfield’s web-based reporting site or other Internet service, in lieu of or in addition to sending such communications as hard copies via fax or mail or in person.
These systems are subject to a number of different threats or risks that could adversely affect the Fund and the stockholders, despite the efforts of the Adviser, the Portfolio Investments and any of their respective service providers to adopt technologies, processes and practices intended to mitigate these risks and protect the security of their computer systems, software, networks, e-mail and other technology assets, as well as the confidentiality, integrity and availability of information belonging to the Fund and the stockholders. Cyber incidents refer to both intentional attacks and unintentional events including: processing errors, human errors, technical errors including computer glitches and system malfunctions, inadequate or failed internal or external processes, market-wide technical-related disruptions, unauthorized access to digital systems (through “hacking” or malicious software coding), computer viruses, and cyber-attacks which

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shut down, disable, slow or otherwise disrupt operations, business processes or website access or functionality (including denial of service attacks). For example, unauthorized third parties may attempt to improperly access, modify, disrupt the operations of or prevent access to the systems of the Adviser, the Portfolio Investments, or any of their respective service providers or counterparties or data within those systems without the knowledge of system users. Third parties may also attempt to fraudulently induce employees, customers, third-party service providers or other users of the Adviser’s, the Portfolio Investments’ or any of their respective service providers’ systems to disclose sensitive information in order to gain access to their data or that of the Fund’s investors. A successful penetration or circumvention of the security of the Adviser’s, the Portfolio Investments’ or any of their respective service providers’ systems could result in the loss or theft of a stockholder’s data or funds, the inability to access electronic systems, disruption of its business, loss or theft of proprietary information or corporate data, physical damage to a computer or network system or costs associated with system repairs. Such incidents could cause the Fund, the Adviser, the Portfolio Investments or any of their respective service providers to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures, liability to clients or third parties, regulatory intervention or financial loss. The Fund and the Adviser make no assurances, representations or warranties in relation to these matters, and have not obtained representations or warranties in relation to these matters from all of their respective service providers. In addition, the Adviser, the Fund’s subsidiaries and each of their respective affiliates reserve the right to intercept, monitor and retain e-mail messages to and from its systems as permitted by applicable law. Substantial costs may be incurred in order to prevent any cyber incidents in the future. While the Fund’s service providers have established business continuity plans in the event of, and risk management systems to prevent, such cyber incidents, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, the Fund cannot control the cybersecurity plans and systems put in place by its service providers or any other third parties whose operations may affect the Fund. In addition, jurisdictions in which Brookfield operates have recently adopted or are considering adopting laws that include stringent operational requirements for entities processing personal information and significant penalties for non-compliance, such as the EU GDPR, California Privacy Act and the New York SHIELD Act, and a range of proposed additional laws as the U.S. federal and state level.
Dependence on Third-Party Administrators.   The Fund expects to enter into, and may otherwise be bound from time to time with respect to, a services agreement with a third-party administrator. Any such administrator may perform certain administrative, accounting and reporting services for or related to the Fund. If engaged, the Fund would depend on the services provided by any such administrator in order to comply with certain reporting and other obligations set forth in the Fund’s Prospectus. The Adviser intends to monitor any such administrator and its performance. However, there is no assurance that such administrator will comply with its obligations to the Fund or that the Fund will be able to recover in part or in full any damages caused by any failure of such administrator to comply with such obligations, including as a result of such administrator’s bankruptcy, lack of liquidity, operational failure or otherwise. Investors will not have the ability to bring a direct claim against any such administrator and, to the extent that such administrator is performing obligations of the Adviser or its affiliates, the Advisory Agreement include exculpation and indemnification provisions that will limit the circumstances under which the Adviser and its affiliates can be held liable to the Fund. The Fund would pay all fees payable to any such administrator with respect to the services for or related to the Fund. In addition to the payment of the fees, the Fund would reimburse any such administrator for any out-of-pocket expenses and other amounts agreed to with such administrator. Under the services agreement, the Fund may agree to indemnify and hold harmless any such administrator and its related parties.
Regulatory Risks.   As an affiliate of Brookfield, which has regulated activities, the Fund and its activities may be subject to certain limitations that may not be applicable to an investor unaffiliated with a regulated entity. The Fund may also be subject to certain restrictions when considering investments or business activities in regulated industries because of the impact of these investments on Brookfield. As a result, the Adviser may restrict or limit transactions or exercise of rights for the Fund or limit the amount of voting securities purchased by the Fund or restrict the type of governance rights it acquires or exercises in connection with its investments in regulated industries. In addition, regulatory changes could occur during the term of the Fund that may materially and adversely affect the Fund.

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Regulatory Risks of Portfolio Funds.   The regulatory environment for Portfolio Funds (and for registered investment companies investing in Portfolio Funds) is complex and evolving. Changes in the regulation or taxation of Portfolio Funds are impossible to predict and may adversely affect the value of the Infrastructure Investments, the ability of the Fund to execute its investment strategy, and the ability of the Fund to offer its interests to investors who do not qualify as “accredited investors” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”). There is no guarantee that the SEC will not require the Fund’s stockholders to meet certain eligibility criteria in the future. Under such circumstances, any stockholders of the Fund who are not “accredited investors” may be subject to mandatory repurchase of all of their Shares in the Fund.
Investor Legal, Regulatory and Policy Compliance.   Many stockholders, including U.S. states, their subdivisions and associated pension plans, have adopted stringent investment policies or are required to comply with local laws and regulations, including so-called “pay-to-play” laws, rules, regulations or policies (which, for example, restrict or require disclosure of payments to, and/or certain contacts with, certain politicians or officials associated with public entities). Such stockholders may request terms or provisions, as applicable, which may be more expansive in their requirements than such laws, rules, regulations or policies.
In certain cases, violations of these laws, rules, regulations, policies, provisions or terms, whether as a result of the conduct of the Adviser or a Portfolio Investment or an action by such stockholder, could have an adverse effect on the Fund by, for example, providing the basis for the ability of such stockholder to withdraw from the Fund or an Alternative Investment Vehicle, as applicable.
Prevention of Money Laundering.   As part of the Adviser’s responsibility for the prevention of money laundering under the Uniting and Strengthening America by Providing Appropriate Tools Required to Interrupt and Obstruct Terrorism Act of 2001 (the “PATRIOT Act”) and similar laws, regulations, rules and orders in effect in the United States and non-U.S. countries, the Fund may require a detailed verification of a prospective investor’s and its beneficial owners’ identity and the source of such prospective investor’s capital contributions. In the event of delay or failure by a prospective investor to produce any such information required for verification purposes, the Fund may refuse to accept the subscription and any monies relating thereto. In addition, each prospective investor will be required to represent and warrant to the Fund, among other things, that (a) the proposed investment by such prospective investor will not directly or indirectly contravene United States federal, state, international or other laws or regulations, including the PATRIOT Act and other applicable Anti-Money Laundering Laws and regulations, (b) no capital contribution to the Fund by such prospective investor will be derived, directly or indirectly, from any illegal or illegitimate activities, (c) such prospective investor is not a country, territory, person or entity named on a list promulgated by the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”), the E.U. and/or U.K. regulations prohibiting, among other things, the engagement in transactions with, and the provision of services to, certain non-U.S. countries, territories, entities and individuals, nor is such prospective investor or any of its affiliates a natural person or entity with whom dealings are prohibited under any OFAC, E.U. and/or U.K. regulations, (d) such prospective investor is not owned, directly or indirectly, by any person or entity named on such lists or otherwise subject to such prohibitions under OFAC, E.U. and/or U.K. regulations, and (e) such prospective investor is not otherwise prohibited from investing in the Fund pursuant to other applicable United States anti-money laundering, anti-terrorist and non-U.S. asset control laws, regulations, rules or orders and similar rules in other jurisdictions. Each stockholder will be required to promptly notify the Adviser if any of the foregoing will cease to be true with respect to such stockholder.
As a result of the above-described anti-money laundering regulations or as a result of changes in law, the Adviser may from time to time request (outside of the subscription process), and the stockholders will be obligated to provide to the Adviser upon such request, additional information as from time to time may be required for the Adviser and the Fund to satisfy their respective obligations under these and other laws and regulations that may be adopted in the future. Such information may be provided to governmental and regulatory agencies without notification to the stockholders. Also, the Adviser may from time to time be obligated to file reports with various jurisdictions with regard to, among other things, the identity of the Fund’s stockholders and suspicious activities involving the Shares.
In the event it is determined, or the Adviser believes, that any stockholder, or any direct or indirect owner of any stockholder, is a person identified in any of these laws and regulations as a prohibited person, or is otherwise engaged in activities of the type prohibited under these laws and regulations, or the

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investments by the stockholders is or has become a prohibited investment, the Adviser may be obligated, among other actions to be taken, to “freeze the account” of such stockholder and withhold distributions of any funds otherwise owing to such stockholder or to cause such stockholder’s Shares to be cancelled or otherwise repurchased (without the payment of any consideration in respect of those Shares).
Risks Associated With Status as a Regulated Investment Company.   The Fund intends to qualify for federal income tax purposes as a regulated investment company under Subchapter M of the Code. Qualification requires, among other things, compliance by the Fund with certain distribution requirements. Statutory limitations on distributions on the common Shares if the Fund is leveraged and fails to satisfy the 1940 Act’s asset coverage requirements could jeopardize the Fund’s ability to meet such distribution requirements. The Fund presently intends, however, to purchase or redeem any outstanding leverage to the extent necessary in order to maintain compliance with such asset coverage requirements. Qualification also requires the Fund to diversify its investments in the manner prescribed by the RIC rules. Satisfying such diversification requirements may limit or otherwise adversely affect the implementation and execution of the Fund’s investment strategy.
Tax-Exempt Investors.   Certain entities are generally exempt from U.S. taxation under Section 501 of the Code except to the extent that they have “unrelated business taxable income” (“UBTI”). UBTI is income from an unrelated trade or business regularly carried on, excluding various types of income (so long as not derived from debt-financed property) such as dividends, interest, royalties, rents from real property (and incidental personal property) and gains from the sale of property other than inventory and property held primarily for sale to customers. The Fund may make Portfolio Investments that would generate UBTI if owned directly by a U.S. tax-exempt investor, but if such an investor realizes this income through its ownership in a corporation that qualifies as a RIC, the income from the RIC would not constitute UBTI as long as the tax-exempt investor has not acquired its shares in the Fund with acquisition indebtedness and the RIC has not recognized income derived from direct or indirect investments in residual interests in real estate mortgage investment conduits or equity interests in taxable mortgage pools. If the Fund fails to qualify as a RIC, it will still be treated as a corporation, and as such would not pass UBTI through to tax-exempt investors (subject to the conditions described in the preceding sentence).
Non-U.S. Investors.   Non-U.S. investors are generally exempt from U.S. net income taxation if their activities consist solely of trading in securities or commodities for their own account (as described in Section 864 of the Code). However, non-U.S. investors would be subject to U.S. net income taxation to the extent their income is “effectively connected with the conduct of a trade or business in the United States,” as defined in the Code (“ECI”). The Fund may make Portfolio Investments that generate ECI, including investments in flow-through entities that are engaged or treated as engaged in U.S. trade or business. However, as a corporation for U.S. tax purposes, the Fund would not pass through ECI to its stockholders unless the Fund is treated as a United States real property holding corporation (“USRPHC”). Dividends from the Fund, to the extent they do not constitute “qualified net interest income” or “qualified short-term capital gain” (each as defined below) from a RIC, generally would be subject to U.S. federal withholding tax at a rate of 30% or lower rate imposed by an applicable tax treaty. Accordingly, each prospective non-U.S. investor should consult with its own tax and other advisors as to the advisability and tax consequences to its particular circumstances of an investment in the Fund.
Special rules would apply if the Fund were a qualified investment entity (“QIE”) because it is either a USRPHC or would be a USRPHC but for the operation of certain exceptions to the definition of “United States real property interests” (“USRPIs”) described below. Very generally, a USRPHC is a domestic corporation that holds USRPIs the fair market value of which equals or exceeds 50% of the sum of the fair market values of the corporation’s USRPIs, interests in real property located outside the U.S., and other trade or business assets. USRPIs are generally defined as any interest in U.S. real property and any interest in a USRPHC (other than solely as a creditor) or, very generally, an entity that has been a USRPHC in the last five years. A RIC that holds, directly or indirectly, significant interests in real estate investment trusts (“REITs”) may be a USRPHC. Interests in domestically controlled QIEs, including REITs and RICs that are QIEs, not-greater-than 10% interests in publicly traded classes of stock in REITs and not-greater- than-5% interests in publicly traded classes of stock in RICs generally are not USRPIs, but these exceptions do not apply for purposes of determining whether the Fund is a QIE. If an interest in the Fund were a USRPI, the Fund would be required to withhold U.S. tax on the proceeds of a share redemption by a non-U.S. investor,

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in which case such non-U.S. investor generally would also be required to file U.S. tax returns and pay any additional taxes due in connection with the redemption.
If the Fund were a QIE, under a special “look-through” rule, any distributions by the Fund to a non-U.S. investor (including, in certain cases, distributions made by the Fund in redemption of its Shares) attributable directly or indirectly to (i) distributions received by the Fund from a lower-tier RIC or REIT that the Fund is required to treat as USRPI gain in its hands, and (ii) gains realized on the disposition of USRPIs by the Fund would retain their character as gains realized from USRPIs in the hands of the Fund’s non-U.S. investors and would be subject to U.S. tax withholding. In addition, such distributions would result in the non-U.S. investor being required to file a U.S. tax return and pay tax on the distributions at regular U.S. federal income tax rates.
Financial and Tax Situation.   The results of the Fund’s activities may affect individual stockholders differently, depending upon their individual financial and tax situations because, for instance, of the timing of a cash distribution or of an event of realization of gain or loss and its characterization as long-term or short-term gain or loss. The Adviser will endeavor to make decisions in the best interest of the Fund as a whole, but there can be no assurance that a result will not be more advantageous to some stockholders compared to other stockholders, or to the Adviser compared to any particular stockholder.
Each prospective investor should be aware that tax laws, regulations and IRS rulings and guidance are changing on an ongoing basis, and such laws and regulations may be changed with retroactive effect and may directly or indirectly subject the Fund and/or the stockholders to increased tax liabilities or have other adverse effects, including requiring stockholders to provide certain additional information to the Fund.
Moreover, the interpretation and application of tax laws and regulations by certain tax authorities may not be clear, consistent or transparent. Uncertainty in the tax law may require the accrual of potential tax liabilities even in situations where the Fund or the stockholders do not expect to be ultimately subject to such tax liabilities. Moreover, accounting standards or related tax reporting obligations may change, giving rise to additional accruals or other obligations.
Taxation of the Fund in Non-U.S. Jurisdictions.   The Fund or its stockholders could be subject to tax and/or tax filing obligations in non-U.S. jurisdictions in which the Fund invests. In addition, proceeds from Portfolio Investments held by the Fund could be reduced by withholding taxes or other taxes imposed by non-U.S. jurisdictions in which the Fund invests, and there can be no assurance that U.S. tax credits may be claimed with respect to such non-U.S. taxes incurred.
Debt-Equity Treasury Regulations.   The Treasury Regulations treat certain related-party financings as equity and recharacterize interest payments as dividends. Such re-characterization would preclude the deductibility of interest related to such financing. Although such Treasury Regulations in their current form are not expected to impact the Fund, the scope of such Treasury Regulations may be expanded.
Adequacy of Reserves.   The Fund may establish holdbacks or reserves, including for estimated accrued expenses, Management Fees, pending or anticipated liabilities, Portfolio Investments, claims and contingencies relating to the Fund. Estimating the appropriate amount of such reserves is difficult and inadequate or excessive reserves could impair the investment returns to stockholders. If the Fund’s reserves are inadequate and other cash is unavailable, the Fund may be unable to take advantage of attractive investment opportunities or protect its existing Portfolio Investments. Further, the allocation of investment opportunities among the Fund and other Brookfield Accounts may depend, in part, on their respective reserves at the time of allocating the opportunity, possibly resulting in different investment allocations if any such reserves are inadequate or excessive.
In-Kind Remuneration to the Adviser.   The Adviser may choose to receive Shares in lieu of certain fees or distributions. Under certain circumstances, Shares held by the Adviser or its affiliates may be withdrawn in exchange for distributions in cash at the holder’s election, and there may not be sufficient cash to make such a withdrawal/repurchase payment; therefore, the Fund may need to use cash from operations, borrowings, offering proceeds or other sources to make the payment, which will reduce cash available for distribution to a stockholder or for investment in the Fund’s operations.

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RISKS ASSOCIATED WITH SECONDARY INVESTMENTS
General Risks of Secondary Investments.   The overall performance of the Fund’s Secondary Investments depends in large part on the acquisition price paid, which may be negotiated based on incomplete or imperfect information. Certain Secondary Investments may be purchased as a portfolio, and in such cases the Fund may not be able to exclude from such purchases those investments that the Adviser considers (for commercial, tax, legal or other reasons) less attractive. In addition, the costs and resources required to investigate the commercial, tax and legal issues relating to Secondary Investments may be significant. The Portfolio Funds or the interests that the Adviser may consider for investment may have been formed or organized to meet the specific regulatory, tax or ERISA objectives of the original investors, which may not correspond to the objectives of the Fund. Accordingly, investment by the Fund may not be permitted, may be otherwise restricted or may be inefficient from a tax perspective to one or more categories of investors in the Fund. The Adviser may seek to structure any investment to address any applicable regulatory, tax or ERISA limitations, but may not be successful in doing so.
Non-Traditional Secondary Transactions and Joint and Other Investments.   The Fund may invest with third-parties and otherwise through joint ventures, structured transactions and similar arrangements, and may invest in “synthetic secondaries” or other non-traditional secondary investments such as fund recapitalizations, as well as other assets. These investments may be designed to share risk in the underlying investments with third-parties or may involve the Fund taking on greater risk generally with an expected greater return or reducing risk with a corresponding reduction in control or in the expected rate of return. These arrangements may expose the Fund to additional risks, including risks associated with counterparties and risks associated with the lack of registered title to the investments in the Portfolio Funds, in addition to the normal risks associated with the Portfolio Funds, their managers and portfolio companies. In addition, the Fund may make other investments with risk and return profiles that the Adviser determines to be similar to those of traditional secondary investments. These investments may be outside the core expertise of the Adviser and may involve different risks to those of traditional secondary investments.
Restrictions on Transfers of Secondary Interests.   The secondary interests in which the Fund may invest are highly illiquid, long-term in nature and typically subject to significant restrictions on transfer, including a requirement for approval of the transfer by the general partner or the investment manager of the Portfolio Fund, and often rights of first refusal in favor of other investors. Completion of the transfer is often time-consuming and relatively difficult as compared to a transfer of other securities. Although the Adviser believes that the Fund will be viewed by the general partners or investment managers as an attractive investor, there can be no assurance that the Fund will be successful in closing on acquisitions of secondary interests, even in situations where it has signed a binding contract to acquire the investments. For example, a general partner or investment manager may expect a secondary buyer to commit on a primary basis to a new fund it is sponsoring as a condition to its consent to the secondary transfer, and the Fund may not be able or willing to close on such a “stapled secondary” transaction as a result of such condition. In addition, as part of the transfer of an interest in a Portfolio Fund, the Fund may assume the obligations of the seller as owner of the interest, including the obligation to return distributions previously received by the seller in respect of investments made by the Portfolio Fund prior to such transfer, including investments that are not owned by the Portfolio Fund at the time of such transfer. The Fund may or may not be indemnified by the seller against these obligations, but if the Fund is not so indemnified or if it is unable to recover on the indemnity, the Fund will suffer the economic loss.
RISKS ASSOCIATED WITH INVESTMENTS IN PORTFOLIO FUNDS
General Risks of Investments in Portfolio Funds.   Because the Fund invests in Portfolio Funds, a stockholder’s investment in the Fund will be affected by the investment policies and decisions of the Portfolio Fund Manager of each Portfolio Fund in direct proportion to the amount of Fund assets that are invested in each Portfolio Fund. The Fund’s net asset value may fluctuate in response to, among other things, various market and economic factors related to the markets in which the Portfolio Funds invest and the financial condition and prospects of issuers in which the Portfolio Funds invest. The success of the Fund depends, in part, upon the ability of the Portfolio Fund Managers to develop and implement strategies that achieve their investment objectives. Stockholders will not have an opportunity to evaluate the specific investments made by the Portfolio Funds or the Portfolio Fund Managers, or the terms of any such

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investments. In addition, the Portfolio Fund Managers could materially alter their investment strategies from time to time without notice to the Fund. There can be no assurance that the Portfolio Fund Managers will be able to select or implement successful strategies or achieve their respective investment objectives.
Portfolio Funds are Not Registered.   The Fund is registered as an investment company under the 1940 Act. The 1940 Act is designed to afford various protections to investors in pooled investment vehicles. For example, the 1940 Act imposes limits on the amount of leverage that a registered investment company can assume, restricts layering of costs and fees, restricts transactions with affiliated persons and requires that the investment company’s operations be supervised by a board of managers, a majority of whose members are independent of management. However, most of the Portfolio Funds in which the Fund invests are not subject to the provisions of the 1940 Act. Many Portfolio Fund Managers may not be registered as investment advisers under the Advisers Act. As an investor in the Portfolio Funds managed by Portfolio Fund Managers that are not registered as investment advisers, the Fund will not have the benefit of certain of the protections of the Advisers Act.
In addition, the Portfolio Funds typically do not maintain their securities and other assets in the custody of a bank or a member of a securities exchange, as generally required of registered investment companies, in accordance with certain SEC rules. A registered investment company which places its securities in the custody of a member of a securities exchange is required to have a written custodian agreement, which provides that securities held in custody will be at all times individually segregated from the securities of any other person and marked to clearly identify such securities as the property of such investment company and which contains other provisions designed to protect the assets of such investment company. The Portfolio Funds in which the Fund will invest may maintain custody of their assets with brokerage firms which do not separately segregate such customer assets as would be required in the case of registered investment companies, or may not use a custodian to hold their assets. Under the provisions of the Securities Investor Protection Act of 1970, as amended, the bankruptcy of any brokerage firm used to hold Portfolio Fund assets could have a greater adverse effect on the Fund than would be the case if custody of assets were maintained in accordance with the requirements applicable to registered investment companies. There is also a risk that a Portfolio Fund Manager could convert assets committed to it by the Fund to its own use or that a custodian could convert assets committed to it by a Portfolio Fund Manager to its own use. There can be no assurance that the Portfolio Fund Managers or the entities they manage will comply with all applicable laws and that assets entrusted to the Portfolio Fund Managers will be protected.
Portfolio Funds are Generally Non-Diversified.   While there are no regulatory requirements that the investments of the Portfolio Funds be diversified, some Portfolio Funds may undertake to comply with certain investment concentration limits. Portfolio Funds may at certain times hold large positions in a relatively limited number of investments. Portfolio Funds may target or concentrate their investments in particular markets, sectors or industries. Those Portfolio Funds that concentrate in a specific industry or target a specific sector will also be subject to the risks of that industry or sector, which may include, but are not limited to, rapid obsolescence of technology, sensitivity to regulatory changes, minimal barriers to entry and sensitivity to overall market swings. As a result, the net asset values of such Portfolio Funds may be subject to greater volatility than those of investment companies that are subject to diversification requirements and this may negatively impact the net asset value of the Fund.
Securities of Portfolio Funds are Generally Illiquid.   The securities of the Portfolio Funds in which the Fund invests or plans to invest will generally be illiquid. Subscriptions to purchase the securities of Portfolio Funds are generally subject to restrictions or delays. Similarly, the Fund may not be able to dispose of Portfolio Fund interests that it has purchased in a timely manner and, if adverse market conditions were to develop during any period in which the Fund is unable to sell Portfolio Fund interests, the Fund might obtain a less favorable price than that which prevailed when it acquired or subscribed for such interests, and this may negatively impact the net asset values of the Fund.
Portfolio Fund Operations are Not Transparent.   The Adviser does not control the investments or operations of the Portfolio Funds. A Portfolio Fund Manager may employ investment strategies that differ from its past practices and are not fully disclosed to the Adviser and that involve risks that are not anticipated by the Adviser. Some Portfolio Fund Managers may have a limited operating history, and some may have limited experience in executing one or more investment strategies to be employed for a Portfolio Fund.

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Furthermore, there is no guarantee that the information given to the Administrator and reports given to the Adviser with respect to the Fund’s investments in Portfolio Funds will not be fraudulent, inaccurate or incomplete.
Valuation of the Fund’s Interests in Portfolio Funds.   The valuation of the Fund’s investments in Portfolio Funds is ordinarily determined based upon valuations provided by the Portfolio Fund Managers of such Portfolio Funds which valuations are generally not audited. A majority of the securities in which the Portfolio Funds invest will not have a readily ascertainable market price and will be valued by the Portfolio Fund Managers. In this regard, a Portfolio Fund Manager may face a conflict of interest in valuing the securities, as their value may affect the Portfolio Fund Manager’s compensation or its ability to raise additional funds. No assurances can be given regarding the valuation methodology or the sufficiency of systems utilized by any Portfolio Fund, the accuracy of the valuations provided by the Portfolio Funds, that the Portfolio Funds will comply with their own internal policies or procedures for keeping records or making valuations, or that the Portfolio Funds’ policies and procedures and systems will not change without notice to the Fund. As a result, valuations of the securities may be subjective and could prove in hindsight to have been wrong, potentially by significant amounts. The Board has approved valuation procedures for the Fund and has designated the Adviser as the valuation designee pursuant to Rule 2a-5 under the 1940 Act to perform fair value determinations relating to any or all Fund investments, subject to the oversight of the Board. The Adviser will periodically review Portfolio Fund Managers’ valuation methods and inputs, including at initial purchase, but will generally not have sufficient information in order to be able to confirm or review the accuracy of valuations provided by Portfolio Fund Managers.
A Portfolio Fund Manager’s information could be inaccurate due to fraudulent activity, misvaluation or inadvertent error. In any case, the Fund may not uncover errors for a significant period of time. Even if the Adviser elects to cause the Fund to sell its interests in such a Portfolio Fund, the Fund may be unable to sell such interests quickly, if at all, and could therefore be obligated to continue to hold such interests for an extended period of time. In such a case, the Portfolio Fund Manager’s valuations of such interests could remain subject to such fraud or error, and the Adviser, in its capacity as the valuation designee, may determine to discount the value of the interests or value them at zero.
Stockholders should be aware that situations involving uncertainties as to the valuations by Portfolio Fund Managers could have a material adverse effect on the Fund if the Portfolio Fund Manager’s, the Adviser’s or the Fund’s judgments regarding valuations should prove incorrect. Prospective investors who are unwilling to assume such risks should not make an investment in the Fund.
Multiple Levels of Fees and Expenses.   Although in many cases investor access to the Portfolio Funds may be limited or unavailable, an investor who meets the conditions imposed by a Portfolio Fund may be able to invest directly with the Portfolio Fund. By investing in Portfolio Funds indirectly through the Fund, the investor bears asset-based and performance-based fees charged by the Fund, in addition to any asset-based fees and performance-based fees and allocations at the Portfolio Fund level. Moreover, an investor in the Fund bears a proportionate share of the fees and expenses of the Fund (including, among other things and as applicable, offering expenses, operating costs, sales charges, brokerage transaction expenses, management fees, distribution fees, administrative and custody fees, and repurchase offer expenses) and, indirectly, similar expenses of the Portfolio Funds. Thus, an investor in the Fund may be subject to higher operating expenses than if he or she invested in a Portfolio Fund directly or in a closed-end fund which did not invest through Portfolio Funds.
Each Portfolio Fund generally will be subject to a performance-based fee or allocation irrespective of the performance of other Portfolio Funds and the Fund generally. Accordingly, a Portfolio Fund Manager to a Portfolio Fund with positive performance may receive performance-based compensation from the Portfolio Fund, and thus indirectly from the Fund and its stockholders, even if the overall performance of the Fund is negative. Generally, asset-based fees payable to Portfolio Fund Managers of the Portfolio Funds will range from 1% to 2.5% (annualized) of the commitment amount of the Fund’s investment, and performance-based fees or allocations are typically 10% to 20%, although it is possible that such amounts may be exceeded for certain Portfolio Fund Managers. The performance-based compensation received by a Portfolio Fund Manager also may create an incentive for that Portfolio Fund Manager to make investments that are riskier or more speculative than those that it might have made in the absence of such performance-based compensation.

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Investors that invest in the Fund through financial advisers or intermediaries may also be subject to account fees or charges levied by such parties. Prospective investors should consult with their respective financial advisers or intermediaries for information regarding any fees or charges that may be associated with the services provided by such parties.
Inability to Vote.   To the extent that the Fund owns less than 5% of the voting securities of each Portfolio Fund, it may be able to avoid that any such Portfolio Fund is deemed an “affiliated person” of the Fund for purposes of the Investment Company Act (which designation could, among other things, potentially impose limits on transactions with the Portfolio Funds, both by the Fund and other clients of the Adviser). To limit its voting interest in certain Portfolio Funds, the Fund may enter into contractual arrangements under which the Fund irrevocably waives its rights (if any) to vote its interests in a Portfolio Fund or otherwise seek interests that do not include voting rights. These arrangements may increase the ability of the Fund and other clients of the Adviser to invest in certain Portfolio Funds. However, to the extent the Fund contractually forgoes the right to vote the securities of a Portfolio Fund, the Fund will not be able to vote on matters that require the approval of such Portfolio Fund’s investors, including matters which may be adverse to the Fund’s interests. There are, however, other statutory tests of affiliation (such as on the basis of control), and, therefore, the prohibitions of the Investment Company Act with respect to affiliated transactions could apply in certain situations where the Fund owns less than 5% of the voting securities of a Portfolio Fund. If the Fund is considered to be affiliated with a Portfolio Fund, transactions between the Fund and such Portfolio Fund may, among other things, potentially be subject to the prohibitions of Section 17 of the 1940 Act notwithstanding that the Fund has entered into a voting waiver arrangement.
Consortium or Offsetting Investments.   The Portfolio Fund Managers may invest in consortia, which could result in increased concentration risk where multiple Portfolio Funds in the Fund’s portfolio each invest in a particular underlying company. In other situations, Portfolio Funds may hold economically offsetting positions. To the extent that the Portfolio Fund Managers do, in fact, hold such offsetting positions, the Fund’s portfolio, considered as a whole, may not achieve any gain or loss despite incurring fees and expenses in connection with such positions. In addition, Portfolio Fund Managers are compensated based on the performance of their portfolios. Accordingly, there often may be times when a particular Portfolio Fund Manager may receive incentive compensation in respect of its portfolio for a period even though the Fund’s net asset values may have decreased during such period. Furthermore, it is possible that from time to time, various Portfolio Fund Managers selected by the Adviser may be competing with each other for investments in one or more markets.
Limitations on Ability to Invest in Portfolio Funds.   Certain Portfolio Fund Managers’ investment approaches can accommodate only a certain amount of capital. Portfolio Fund Managers typically endeavor not to undertake to manage more capital than such Portfolio Fund Manager’s approach can accommodate without risking a potential deterioration in returns. Accordingly, each Portfolio Fund Manager has the right to refuse to manage some or all of the Fund’s assets that the Adviser may wish to allocate to such Portfolio Fund Manager. Further, continued sales of Shares would dilute the indirect participation of existing stockholders with such Portfolio Fund Manager.
In addition, it is expected that the Fund will be able to make investments in particular Portfolio Funds only at certain times, and commitments to Portfolio Funds may not be accepted (in part or in their entirety). As a result, the Fund may hold cash or invest any portion of its assets that is not invested in Portfolio Funds in cash equivalents, short-term securities or money market securities pending investment in Portfolio Funds. To the extent that the Fund’s assets are not invested in Portfolio Funds, the Fund may be unable to meet its investment objective.
Indemnification of Portfolio Funds and Portfolio Fund Managers.   The Fund may agree to indemnify certain of the Portfolio Funds and the Portfolio Fund Managers and their respective officers, directors, and affiliates from any liability, damage, cost, or expense arising out of, among other things, acts or omissions undertaken in connection with the management of Portfolio Funds or direct investments. If the Fund were required to make payments (or return distributions received from such Portfolio Funds or direct investments) in respect of any such indemnity, the Fund could be materially adversely affected.
Termination of the Fund’s Interest in a Portfolio Fund.   A Portfolio Fund may, among other things, terminate the Fund’s interest in that Portfolio Fund (causing a forfeiture of all or a portion of such interest)

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if the Fund fails to satisfy any capital call by that Portfolio Fund or if the continued participation of the Fund in the Portfolio Fund would have a material adverse effect on the Portfolio Fund or its assets.
TRANSFERS & LIQUIDITY
Lack of Liquidity.   There is no current public trading market for the Shares, and the Adviser does not expect that such a market will ever develop. Therefore, repurchases will likely be the only way for you to dispose of your Shares. The Fund expects to process withdrawal related distributions at a price equal to the applicable NAV as of the repurchase date and not based on the price at which you initially purchased your Shares. Subject to limited exceptions, Shares withdrawn within one (1) year of the date of issuance will be subject to a repurchase fee in connection with such withdrawal. As a result, you may receive less than the price you paid for your Shares when you withdraw from the Fund.
The Fund intends, but is not obligated, to conduct quarterly tender offers for up to 5.0% of its outstanding Shares at the applicable NAV per share as of the applicable valuation date in the sole discretion of the Board.
The Adviser may, but is not obligated to, suspend the determination of NAV and/or the Fund’s offering and/or repurchases where circumstances so require.
In the event that, pursuant to the limitations above, not all of the repurchase requests during a given quarter are to be accepted by the Fund, Shares submitted for withdrawal during such quarter will be withdrawn on a pro rata basis (measured on an aggregate basis (without duplication) across the Fund if applicable). All unsatisfied repurchase must be resubmitted for the next available repurchase date, unless such a repurchase request is withdrawn or revoked by a stockholder before such repurchase date.
Certain of the Fund’s assets are expected to consist of Portfolio Investments that cannot generally be readily liquidated without impacting the Fund’s ability to realize full value upon their disposition. Therefore, the Fund may not always have a sufficient amount of cash to immediately satisfy repurchase requests. As a result, your ability to have your Shares repurchased by the Fund may be limited and at times you may not be able to liquidate your investment.
Effect of Repurchases.   Economic events affecting the world economy, could cause stockholders to submit repurchase requests at a time when such events are adversely affecting the performance of the Fund’s Portfolio Investments. Even if the Adviser decides to satisfy all resulting repurchase requests, the Fund’s cash flow could be materially adversely affected. In addition, if the Fund determines to sell Portfolio Investments to satisfy repurchase requests, it may not be able to realize the return on such Portfolio Investments that it may have been able to achieve had it sold at a more favorable time, and the Fund’s results of operations and financial condition could be materially adversely affected.
Mandatory Repurchase.   The Fund may repurchase Shares without consent or other action by the stockholder or other person if the Fund determines that:
•
the Shares have vested in any other person other than by operation of law as a result of the death, divorce, dissolution, bankruptcy, insolvency or adjudicated incompetence of the stockholder;

•
ownership of the Shares by a stockholder or other person is likely to cause the Fund to be in violation of, or require registration of the Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities, or other laws of the U.S. or any other relevant jurisdiction;

•
continued ownership of the Shares by a stockholder may subject the Fund or any stockholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•
any of the representations and warranties made by a stockholder or other person in connection with the acquisition of Shares were not true when made or has ceased to be true; or

•
with respect to a stockholder subject to special laws or compliance requirements, such as those imposed by ERISA, the Bank Holding Company Act or certain Federal Communication Commission regulations (collectively, “Special Laws or Regulations”), the stockholder is likely to be subject to

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additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold any Shares.
Shares will be repurchased at the NAV per share of the class of Shares being repurchased. Stockholders whose Shares are repurchased by the Fund will not be entitled to a return of any amount of sales load that was charged in connection with the stockholder’s purchase of such Shares.
ADDITIONAL RISKS
Temporary Defensive Strategies Risk.   From time to time, the Fund may temporarily depart from its principal investment strategies as a defensive measure when the Adviser anticipates unusual market or other conditions. When a temporary defensive posture is believed by the Adviser to be warranted (“temporary defensive periods”), the Fund may, without limitation, hold cash or invest its Managed Assets in money market instruments and repurchase agreements in respect of those instruments. The money market instruments in which the Fund may invest are obligations of the U.S. government, its agencies or instrumentalities; commercial paper rated A-1 or higher by S&P or Prime-1 by Moody’s; and certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation. During temporary defensive periods, the Fund may also invest to the extent permitted by applicable law in shares of money market mutual funds. Money market mutual funds are investment companies and the investments in those companies by the Fund are in some cases subject to applicable law. To the extent that the Fund invests defensively, it may not achieve its investment objective.
Risks Associated with Long-Term Objective — Not a Complete Investment Program.   The Fund is intended for investors seeking to maximize total returns through the growth of capital and current income. The Fund is not meant to provide a vehicle for those who wish to exploit short-term swings in the stock market and is intended for long-term investors. An investment in Shares should not be considered a complete investment program. Each stockholder should take into account the Fund’s investment objective as well as the stockholder’s other investments when considering an investment in that Fund.
Systemic Risk.   Credit risk may arise through a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs, so that a default by one institution causes a series of defaults by the other institutions. This is sometimes referred to as a “systemic risk” and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, securities firms and exchanges, with which the Fund interacts on a daily basis.
Event Risk.   Event risk is the risk that corporate issuers may undergo restructurings, such as mergers, leveraged buyouts, takeovers or similar events financed by increased debt. As a result of the added debt, the credit quality and market value of a company’s bonds and/or other debt securities may decline significantly.
When-Issued; When, As, and If Issued; and Delayed Delivery Securities and Forward Commitments.    Securities purchased or sold by the Fund on a when-issued, “when, as, and if issued,” delayed delivery or forward commitment basis are subject to market fluctuation, and no interest or dividends accrue to the purchaser prior to the settlement date. At the time of delivery of the securities, the value may be more or less than the purchase or sale price. In the case of “when, as, and if issued” securities, the Fund could lose an investment opportunity if the securities are not issued. An increase in the percentage of the Fund’s assets committed to the purchase of securities on a when-issued, “when, as, and if issued,” delayed delivery or forward commitment basis may increase the volatility of the Fund’s assets.
Derivatives.   Generally, a derivative is a financial contract the value of which depends upon, or is derived from, the value of an underlying asset, reference rate or index. Derivatives generally take the form of contracts under which the parties agree to payments between them based upon the performance of a wide variety of underlying references, such as stocks, bonds, commodities, interest rates, currency exchange rates, and various domestic and foreign indices. Derivative instruments that the Fund may use include options contracts, futures contracts, options on futures contracts, and forward currency contracts.
The Fund may use derivatives for a variety of reasons, including as a substitute for investing directly in securities and currencies, as an alternative to selling a security short, as part of a hedging strategy (that is, for the purpose of reducing risk to the Fund), or for other purposes related to the management of the Fund. Derivatives enable the Fund to increase or decrease the level of risk, or change the character of the risk, to

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which its portfolio is exposed in much the same way as the Fund can increase or decrease the level of risk, or change the character of the risk, of its portfolio by making investments in specific securities. However, derivatives may entail investment exposures that are greater than their cost would suggest. As a result, a small investment in derivatives could have a large impact on the Fund’s performance.
Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole. If the Fund invests in derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the Fund’s return or result in a loss. The Fund also could experience losses or limit its gains if the performance of its derivatives is poorly correlated with the underlying instruments or the Fund’s other investments, or if the Fund is unable to liquidate its position because of an illiquid secondary market. The market for derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.
While transactions in some derivatives may be effected on established exchanges, many other derivatives are privately negotiated and entered into in the over-the-counter market with a single counterparty. When exchange-traded derivatives are purchased and sold, a clearing agency associated with the exchange stands between each buyer and seller and effectively guarantees performance of each contract, either on a limited basis through a guaranty fund or to the full extent of the clearing agency’s balance sheet. Transactions in over-the-counter derivatives have no such protection. Each party to an over-the-counter derivative bears the risk that its direct counterparty will default. In addition, over-the-counter derivatives may be less liquid than exchange-traded derivatives since the other party to the transaction may be the only investor with sufficient understanding of the derivative to be interested in bidding for it.
Derivatives generally involve leverage in the sense that the investment exposure created by the derivative is significantly greater than the Fund’s initial investment in the derivative. The Fund may be required to segregate permissible liquid assets, or engage in other permitted measures, to “cover” the Fund’s obligations relating to its transactions in derivatives. For example, in the case of futures contracts or forward contracts that are not contractually required to cash settle, the Fund must set aside liquid assets equal to such contracts’ full notional value (generally, the total numerical value of the asset underlying a future or forward contract at the time of valuation) while the positions are open. With respect to futures contracts or forward contracts that are contractually required to cash settle, however, the Fund is permitted to set aside liquid assets in an amount equal to the Fund’s daily mark-to-market net obligation (i.e., the Fund’s daily net liability) under the contracts, if any, rather than such contracts’ full notional value. By setting aside assets equal to only its net obligations under cash-settled futures and forward contracts, the Fund may employ leverage to a greater extent than if the Fund were required to segregate assets equal to the full notional value of such contracts.
Derivatives also may involve other types of leverage. For example, an instrument linked to the value of a securities index may return income calculated as a multiple of the price movement of the underlying index. This leverage will increase the volatility of these derivatives since they may increase or decrease in value more quickly than the underlying instruments.
The Fund may employ new derivative instruments and strategies when they are developed, if those investment methods are consistent with the Fund’s investment objective and are permissible under applicable regulations governing the Fund.
The regulation of the derivatives markets has increased over the past several years, and additional future regulation of the derivatives markets may make derivatives more costly, may limit the availability or reduce the liquidity of derivatives or may otherwise adversely affect the value or performance of derivatives. For example, the SEC recently adopted Rule 18f-4 under the 1940 Act, which regulates the use of derivatives, short sales, reverse repurchase agreements and certain other transactions for certain funds registered under the 1940 Act. Among other things, Rule 18f-4 requires funds that invest in derivative instruments beyond a specified limited amount to apply a value-at-risk (“VaR”) based limit to their use of certain derivative instruments and financing transactions and to adopt and implement a derivatives risk management program. Consequently, unless a fund qualifies as a “limited derivatives user” as defined in Rule 18f-4, the fund has established a comprehensive derivatives risk management program to comply with a VaR based leverage limit, appointed a derivatives risk manager and will provide additional disclosure both publicly and to the SEC regarding its derivatives positions. If a fund qualifies as a limited derivatives user, Rule 18f-4 requires the fund

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to have policies and procedures to manage its aggregate derivatives risk, which may require the fund to alter, perhaps materially, its use of derivatives, short sales, and reverse repurchase agreements and similar financing transactions as part of its investment strategies. In connection with the adoption of Rule 18f-4, the SEC also eliminated the asset segregation framework for covering derivatives and certain financial instruments arising from SEC and staff guidance. Since the Fund is a “limited derivatives user,” the Fund has adopted and implemented policies and procedures reasonably designed to manage their derivatives risks, including counterparty risk, leverage risk, liquidity risk, market risk, operational risk, and legal risk.
Swaps.   The Fund may enter into total rate of return, credit default or other types of swaps and related derivatives for the purpose of hedging and risk management. These transactions generally provide for the transfer from one counterparty to another of certain risks inherent in the ownership of a financial asset such as a debt instrument or common stock. Such risks include, among other things, the risk of default and insolvency of the obligor of such asset, the risk that the credit of the obligor or the underlying collateral will decline or the risk that the common stock of the underlying issuers will decline in value. The transfer of risk pursuant to a derivative of this type may be complete or partial, and may be for the life of the related asset or for a shorter period. These derivatives may be used as a risk management tool for a pool of financial assets, providing the Fund with the opportunity to gain or reduce exposure to one or more reference securities or other financial assets (each, a “Reference Asset”) without actually owning or selling such assets in order, for example, to increase or reduce a concentration risk or to diversify a portfolio. Conversely, these derivatives may be used by the Fund to reduce exposure to an owned asset without selling it.
In the event that the Fund is a credit default swap seller, the full notional amount of the credit default swap(s) will be segregated by the Fund to cover the outstanding positions.
Because the Fund would not own the Reference Assets, the Fund may not have any voting rights with respect to the Reference Assets, and in such cases all decisions related to the obligors or issuers of the Reference Assets, including whether to exercise certain remedies, will be controlled by the swap counterparties.
Total rate of return swaps and similar derivatives are subject to many risks, including the possibility that the market will move in a manner or direction that would have resulted in gain for the Fund had the swap or other derivative not been utilized (in which case it would have been better had the Fund not engaged in the interest rate hedging transactions), the risk of imperfect correlation between the risk sought to be hedged and the derivative transactions utilized, the possible inability of the counterparty to fulfill its obligations under the swap and potential illiquidity of the hedging instrument utilized, which may make it difficult for the Fund to close out or unwind one or more hedging transactions.
Total rate of return swaps and related derivatives present certain legal, tax and market uncertainties that present risks in entering into such arrangements. There is currently little or no case law or litigation characterizing total rate of return swaps or related derivatives, interpreting their positions, or characterizing their tax treatment. In addition, additional regulations and laws may apply to these types of derivatives that have not previously been applied. There can be no assurance that future decisions construing similar provisions to those in any swap agreement or other related documents or additional regulations and laws will not have an adverse effect on the Fund that utilizes these instruments.
Futures Contracts.   The Fund may purchase and sell financial futures contracts and options on such contracts. A financial futures contract is an agreement to buy or sell a specific security or financial instrument at a particular price on a stipulated future date. Although some financial futures contracts call for making or taking delivery of the underlying securities or instruments, in most cases these obligations are closed out before the settlement date. The closing of a contractual obligation may be accomplished by purchasing or selling an identical offsetting futures contract. Other financial futures contracts by their terms call for cash settlements.
The Fund may also buy and sell index futures contracts with respect to any stock or bond index traded on a recognized stock exchange or board of trade. An index futures contract is a contract to buy or sell units of an index on a specified future date at a price agreed upon when the contract is made. The stock index futures contract specifies that no delivery of the actual stocks making up the index will take place. Instead, settlement in cash must occur upon the termination of the contract, with the settlement being the difference between the contract price and the actual level of the stock index at the expiration of the contract. In addition, the Fund may enter into certain foreign currency futures contracts.

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At the time the Fund purchases a futures contract, an amount of cash or liquid portfolio securities generally equal to the settlement price less any margin deposit market value of the futures contract will be designated as segregated at the Fund’s custodian. When writing a futures contract, the Fund will maintain with its custodian similar liquid assets that, when added to the amounts deposited with a futures commission merchant or broker as margin, are equal to the market value of the instruments underlying the contract.
Alternatively, the Fund may “cover” its position by owning the instruments underlying the contract (or, in the case of an index futures contract, a portfolio with a volatility substantially similar to that of the index on which the futures contract is based), or holding a call option permitting the Fund to purchase the same futures contract at a price no higher than the price of the contract written by the Fund (or at a higher price if the difference is maintained in liquid assets with the Fund’s custodian).
The Fund will be authorized to use financial futures contracts and related options for hedging and non- hedging purposes, for example to enhance total return or provide market exposure pending the investment of cash balances. The Fund may lose the expected benefit of the transactions if currency exchange rates or securities prices change in an unanticipated manner. Such unanticipated changes in currency exchange rates or securities prices may also result in poorer overall performance than if the Fund had not entered into any futures transactions.
Options on Securities and Stock Indexes.   The Fund may write covered call and put options and purchase call and put options on securities or stock indices that are traded on U.S. exchanges.
An option on a security is a contract that gives the purchaser of the option, in return for the premium paid, the right to buy a specified security (in the case of a call option) or to sell a specified security (in the case of a put option) from or to the writer of the option at a designated price during the term of the option. An option on a securities index gives the purchaser of the option, in return for the premium paid, the right to receive from the seller cash equal to the difference between the closing price of the index and the exercise price of the option.
The Fund may write a call or put option only if the option is “covered.” A call option on a security written by the Fund is covered if the Fund owns the underlying security covered by the call or has an absolute and immediate right to acquire that security without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian) upon conversion or exchange of other securities held in its portfolio. A call option on a security is also covered if the Fund owns a call option on the same security and in the same principal amount as the call option written where the exercise price of the call option held (a) is equal to or less than the exercise price of the call option written or (b) is greater than the exercise price of the call option written if the difference is maintained by the Fund in cash or liquid portfolio securities in a segregated account with its custodian. A put option on a security written by the Fund is “covered” if the Fund maintains similar liquid assets with a value equal to the exercise price designated as segregated at its custodian, or else owns a put option on the same security and in the same principal amount as the put option written where the exercise price of the put option held is equal to or greater than the exercise price of the put option written.
The Fund will cover call options on stock indices by owning securities whose price changes, in the opinion of the investment adviser, are expected to be similar to those of the index, or in such other manner as may be in accordance with the rules of the exchange on which the option is traded and applicable laws and regulations. Nevertheless, where the Fund covers a call option on a stock index through ownership of securities, such securities may not match the composition of the index. In that event, the Fund will not be fully covered and could be subject to risk of loss in the event of adverse changes in the value of the index. The Fund will cover put options on stock indices by segregating assets equal to the option’s exercise price, or in such other manner as may be in accordance with the rules of the exchange on which the option is traded and applicable laws and regulations.
The Fund will receive a premium for writing a put or call option, which will increase the Fund’s gross income in the event the option expires unexercised or is closed out at a profit. If the value of a security or an index on which the Fund has written a call option falls or remains the same, the Fund will realize a profit in the form of the premium received (less transaction costs) that could offset all or a portion of any decline in the value of the portfolio securities being hedged. A rise in the value of the underlying security or index,

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however, exposes the Fund to possible loss or loss of opportunity to realize appreciation in the value of the underlying index or security. By writing a put option, the Fund assumes the risk of a decline in the underlying security or index. To the extent that the price changes of the portfolio securities being hedged correlate with changes in the value of the underlying security or index, writing covered put options on securities or indices will increase the Fund’s losses in the event of a market decline, although such losses will be offset in part by the premium received for writing the option.
The Fund may also purchase put options to hedge its investments against a decline in value. By purchasing a put option, the Fund will seek to offset a decline in the value of the portfolio securities being hedged through appreciation of the put option. If the value of the Fund’s investments does not decline as anticipated, the Fund’s loss will be limited to the premium paid for the option plus related transaction costs. The success of this strategy will depend, in part, on the accuracy of the correlation between the changes in value of the underlying security or index and the changes in value of the Fund’s security holdings being hedged.
Call options may be purchased by the Fund in order to acquire the underlying securities for a price that avoids any additional cost that would result from a substantial increase in the market value of a security. The Fund may also purchase call options to increase its return at a time when the call is expected to increase in value due to anticipated appreciation of the underlying security. When purchasing call options, the Fund will bear the risk of losing all or a portion of the premium paid if the value of the underlying security or index does not rise.
There can be no assurance that a liquid market will exist when the Fund seeks to close out an option position. Trading could be interrupted, for example, because of supply and demand imbalances arising from a lack of either buyers or sellers, or the options exchange could suspend trading after the price has risen or fallen more than the maximum specified by the exchange. Although the Fund may be able to offset to some extent any adverse effects of being unable to liquidate an option position, the Fund may experience losses in some cases as a result of such inability.
Interest Rate Futures Contracts and Options Thereon.   The Fund may purchase or sell interest rate futures contracts to take advantage of or to protect the Fund against fluctuations in interest rates affecting the value of debt securities that the Fund holds or intends to acquire. For example, if interest rates are expected to increase, the Fund might sell futures contracts on debt securities, the values of which historically have a high degree of positive correlation to the values of the Fund’s portfolio securities. Such a sale would have an effect similar to selling an equivalent value of the Fund’s portfolio securities. If interest rates increase, the value of the Fund’s portfolio securities will decline, but the value of the futures contracts to the Fund will increase at approximately an equivalent rate thereby keeping the NAV of the Fund from declining as much as it otherwise would have. The Fund could accomplish similar results by selling debt securities with longer maturities and investing in debt securities with shorter maturities when interest rates are expected to increase. However, since the futures market may be more liquid than the cash market, the use of futures contracts as a risk management technique allows the Fund to maintain a defensive position without having to sell its portfolio securities.
Similarly, the Fund may purchase interest rate futures contracts when it is expected that interest rates may decline. The purchase of futures contracts for this purpose constitutes a hedge against increases in the price of debt securities (caused by declining interest rates), which the Fund intends to acquire. Since fluctuations in the value of appropriately selected futures contracts should approximate that of the debt securities that will be purchased, the Fund can take advantage of the anticipated rise in the cost of the debt securities without actually buying them. Subsequently, the Fund can make its intended purchase of the debt securities in the cash market and currently liquidate its futures position. To the extent the Fund enters into futures contracts for this purpose, it will maintain in a segregated asset account with the Fund’s custodian, assets sufficient to cover the Fund’s obligations with respect to such futures contracts, which will consist of cash or other liquid securities from its portfolio in an amount equal to the difference between the fluctuating market value of such futures contracts and the aggregate value of the initial margin deposited by the Fund with its custodian with respect to such futures contracts.
The purchase of a call option on a futures contract is similar in some respects to the purchase of a call option on an individual security. Depending on the pricing of the option compared to either the price of the

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futures contract upon which it is based or the price of the underlying debt securities, it may or may not be less risky than ownership of the futures contract or underlying debt securities. As with the purchase of futures contracts, when the Fund is not fully invested it may purchase a call option on a futures contract to hedge against a market advance due to declining interest rates.
The purchase of a put option on a futures contract is similar to the purchase of protective put options on portfolio securities. The Fund will purchase a put option on a futures contract to hedge the Fund’s portfolio against the risk of rising interest rates and a consequent reduction in the value of portfolio securities.
The writing of a call option on a futures contract constitutes a partial hedge against declining prices of the securities that are deliverable upon exercise of the futures contract. If the futures price at expiration of the option is below the exercise price, the Fund will retain the full amount of the option premium, which provides a partial hedge against any decline that may have occurred in the Fund’s portfolio holdings. The writing of a put option on a futures contract constitutes a partial hedge against increasing prices of the securities that are deliverable upon exercise of the futures contract. If the futures price at expiration of the option is higher than the exercise price, the Fund will retain the full amount of the option premium, which provides a partial hedge against any increase in the price of debt securities that the Fund intends to purchase. If a put or call option the Fund has written is exercised, the Fund will incur a loss which will be reduced by the amount of the premium it received. Depending on the degree of correlation between changes in the value of its portfolio securities and changes in the value of its futures positions, the Fund’s losses from options on futures it has written may to some extent be reduced or increased by changes in the value of its portfolio securities.
Foreign Currency Contracts and Currency Hedging Transactions.   In order to hedge against foreign currency exchange rate risks, the Fund may enter into forward foreign currency exchange contracts (“forward contracts”) and foreign currency futures contracts (“foreign currency futures”), as well as purchase put or call options on foreign currencies, as described below. The Fund may also conduct its foreign currency exchange transactions on a spot (i.e., cash) basis at the spot rate prevailing in the foreign currency exchange market.
The Fund may enter into forward contracts to attempt to minimize the risk to the Fund from adverse changes in the relationship between the U.S. dollar and foreign currencies. A forward contract is an obligation to purchase or sell a specific currency for an agreed price on a future date which is individually negotiated and privately traded by currency traders and their customers. The Fund may enter into a forward contract, for example, when it enters into a contract for the purchase or sale of a security denominated in a foreign currency or expects to receive a dividend or interest payment on a portfolio holding, in order to “lock in” the U.S. dollar value of the security or payment. In addition, for example, when the Fund believes that a foreign currency may experience a substantial movement against another currency, it may enter into a forward contract to sell an amount of the former foreign currency (or another currency which acts as a proxy for that currency) approximating the value of some or all of the Fund’s portfolio securities denominated in such foreign currency. This second investment practice is generally referred to as “cross-hedging.” Because in connection with the Fund’s foreign currency forward transactions an amount of the Fund’s assets equal to the amount of that Fund’s current commitment under the forward contract will be segregated to be used to pay for the commitment, the Fund will always have cash or other liquid assets available that are sufficient to cover any commitments under these contracts or to limit any potential risk. The segregated assets will be marked-to-market on a daily basis. Forward contracts may limit potential gain from a positive change in the relationship between the U.S. dollar and foreign currencies. Unanticipated changes in currency prices may result in poorer overall performance for the Fund than if it had not engaged in such contracts.
The Fund may enter into exchange-traded foreign currency futures for the purchase or sale for future delivery of foreign currencies. Certain types of forward contracts are now regulated as swaps by the Commodity Futures Trading Commission (“CFTC”). The regulation of such forward contracts as swaps is a recent development and there can be no assurance that the additional regulation of these types of derivatives will not have an adverse effect on the Fund that utilizes these instruments. This investment technique will be used only to hedge against anticipated future changes in exchange rates which otherwise might adversely affect the value of the Fund’s portfolio securities or adversely affect the prices of securities that the Fund intends to purchase at a later date.

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The Fund may purchase and write put and call options on foreign currencies for the purpose of protecting against declines in the dollar value of foreign portfolio securities and against increases in the U.S. dollar cost of foreign securities to be acquired. As is the case with other kinds of options, however, the writing of an option on foreign currency will constitute only a partial hedge, up to the amount of the premium received, and that the Fund could be required to purchase or sell foreign currencies at disadvantageous exchange rates, thereby incurring losses. The purchase of an option on foreign currency may constitute an effective hedge against fluctuation in exchange rates although, in the event of rate movements adverse to the Fund’s position, the Fund may forfeit the entire amount of the premium plus related transaction costs.
The successful use of forward contracts and foreign currency futures will usually depend on the investment adviser’s ability to forecast currency exchange rate movements correctly. Should exchange rates move in an unexpected manner, the Fund may not achieve the anticipated benefits of forward contracts, foreign currency futures or may realize losses.
Securities Index Futures Contracts and Options Thereon.   Purchases or sales of securities index futures contracts are used for hedging purposes to attempt to protect the Fund’s current or intended investments from broad fluctuations in stock or bond prices. For example, the Fund may sell securities index futures contracts in anticipation of or during a market decline to attempt to offset the decrease in market value of the Fund’s securities portfolio that might otherwise result. If such decline occurs, the loss in value of portfolio securities may be offset, in whole or part, by gains on the futures position. When the Fund is not fully invested in the securities market and anticipates a significant market advance, it may purchase securities index futures contracts in order to gain rapid market exposure that may, in part or entirely, offset increases in the cost of securities that the Fund intends to purchase. As such purchases are made, the corresponding positions in securities index futures contracts may be closed out. The Fund may write put and call options on securities index futures contracts for hedging purposes.
Risks of Options, Futures and Forward Contracts.   Options, futures and forward contracts are forms of derivatives. The use of options, futures and forward contracts as hedging techniques may not succeed where the price movements of the securities underlying the options, futures and forward contracts do not follow the price movements of the portfolio securities subject to the hedge. Gains on investments in options, futures and forward contracts depend on the investment adviser’s ability to predict correctly the direction of stock prices, interest rates, currencies and other economic factors and unanticipated changes may cause poorer overall performance for the Fund than if it had not engaged in such transactions. Where a liquid secondary market for options, futures or forward contracts does not exist, the Fund may not be able to close its position and, in such an event would be unable to control its losses. The loss from investing in certain options, futures and forward contracts is potentially unlimited. The use of forward contracts may limit gains from a positive change in the relationship between the U.S. dollar and foreign currencies.
The Fund’s futures transactions will ordinarily be entered into for traditional hedging purposes. There is, however, no limit on the amount of the Fund’s assets that can be put at risk through the use of futures contracts and the value of the Fund’s futures contracts and options thereon may equal or exceed 100% of that Fund’s total assets. The Fund does not, however, have a current intention of entering into futures transactions other than for traditional hedging purposes.
Exclusion from Definition of Commodity Pool Operator.   Pursuant to Rule 4.5 under the Commodity Exchange Act (“CEA”), the Adviser has filed a notice of exemption from registration as a “commodity pool operator” with respect to the Fund. The Fund and the Adviser are therefore not subject to registration or regulation as a pool operator under the CEA. In order to claim the Rule 4.5 exemption, the Fund is significantly limited in its ability to invest in commodity futures, options, swaps (including securities futures, broad-based stock index futures and financial futures contracts). As a result, in the future, the Fund will be more limited in its ability to use these instruments than in the past and these limitations may have a negative impact on the ability of the Adviser to manage the Fund, and on the Fund’s performance.
Short-Term Investments.   For temporary defensive or cash management purposes, the Fund may invest in short-term investments including, but not limited to: (a) commercial paper and other short-term commercial obligations; (b) obligations (including certificates of deposit and bankers’ acceptances) of banks; (c) obligations issued or guaranteed by a governmental issuer, including governmental agencies or instrumentalities; (d) fixed income securities of non-governmental issuers; and (e) other cash equivalents or

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cash. Subject to the Fund’s restrictions regarding investment in non-U.S. securities, these securities may be denominated in any currency.
Debt Securities and Related Investments.
Debt Securities Rating Information.   The Fund may invest in debt securities of any rating, including below investment grade debt securities or comparable unrated securities, but may not invest in securities in default. The Fund may invest in convertible debt securities rated “D” or better, or comparable unrated securities as determined by the Adviser. Investment grade debt securities are those rated “BBB” or higher by S&P Global Ratings (“S&P”) or the equivalent of other nationally recognized statistical rating organizations (“NRSROs”). Debt securities rated BBB are considered medium grade obligations with speculative characteristics, and adverse economic conditions or changing circumstances may weaken the issuer’s ability to pay interest and repay principal. Below investment grade debt securities are those rated “BB” and below by S&P or the equivalent rating of other NRSROs.
Below investment grade debt securities or comparable unrated securities are commonly referred to as “junk bonds” and are considered predominantly speculative and may be questionable as to principal and interest payments. Changes in economic conditions are more likely to lead to a weakened capacity to make principal payments and interest payments. The issuers of high yield securities also may be more adversely affected than issuers of higher rated securities by specific corporate or governmental developments or the issuers’ inability to meet specific projected business forecasts. The amount of high yield securities outstanding has proliferated as an increasing number of issuers have used high yield securities for corporate financing. The recent economic downturn has severely affected the ability of many highly leveraged issuers to service their debt obligations or to repay their obligations upon maturity. Factors having an adverse impact on the market value of lower quality securities will have an adverse effect on the Fund’s NAV to the extent that it invests in such securities. In addition, the Fund may incur additional expenses to the extent it is required to seek recovery upon a default in payment of principal or interest on its portfolio holdings or to take other steps to protect its investment in an issuer.
The secondary market for high yield securities is not usually as liquid as the secondary market for more highly rated securities, a factor which may have an adverse effect on the Fund’s ability to dispose of a particular security when necessary to meet its liquidity needs. Under adverse market or economic conditions, such as those recently prevailing, the secondary market for high yield securities could contract further, independent of any specific adverse changes in the condition of a particular issuer. As a result, the Fund could find it more difficult to sell these securities or may be able to sell the securities only at prices lower than if such securities were widely traded. Prices realized upon the sale of such lower rated or unrated securities, under these and other circumstances, may be less than the prices used in calculating the Fund’s NAV.
Since investors generally perceive that there are greater risks associated with lower quality debt securities of the type in which the Fund may invest, the yields and prices of such securities may tend to fluctuate more than those for higher rated securities. In the lower quality segments of the debt securities market, changes in perceptions of issuers’ creditworthiness tend to occur more frequently and in a more pronounced manner than do changes in higher quality segments of the debt securities market, resulting in greater yield and price volatility.
Lower rated and comparable unrated debt securities tend to offer higher yields than higher rated securities with the same maturities because the historical financial condition of the issuers of such securities may not have been as strong as that of other issuers. However, lower rated securities generally involve greater risks of loss of income and principal than higher rated securities.
For purposes of the Fund’s credit quality policies, if a security receives different ratings from nationally recognized statistical rating organizations, the Fund will use the lower rating. The ratings of nationally recognized statistical rating organizations represent their opinions as to the quality of the securities that they undertake to rate and may not accurately describe the risk of the security. If a rating organization downgrades the quality rating assigned to one or more of the Fund’s portfolio securities, the Adviser will consider what actions, if any, are appropriate in light of the Fund’s investment objectives and policies including selling the downgraded security or purchasing additional investment grade securities of the appropriate credit quality as soon as it is prudent to do so.

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U.S. Government Securities.   U.S. government securities in which the Fund may invest include debt obligations of varying maturities issued by the U.S. Treasury or issued or guaranteed by an agency, authority or instrumentality of the U.S. government, including the Federal Housing Administration, Federal Financing Bank, Farm Service Agency, Export-Import Bank of the U.S., Small Business Administration, Government National Mortgage Association (“GNMA”), General Services Administration, National Bank for Cooperatives, Federal Farm Credit Banks, Federal Home Loan Banks (“FHLBs”), Federal Home Loan Mortgage Corporation (“FHLMC”), Federal National Mortgage Association (“FNMA”), Maritime Administration, Tennessee Valley Authority and various institutions that previously were or currently are part of the Farm Credit System (which has been undergoing reorganization since 1987). Some U.S. government securities, such as U.S. Treasury bills, Treasury notes and Treasury bonds, which differ only in their interest rates, maturities and times of issuance, are supported by the full faith and credit of the United States. Others are supported by: (i) the right of the issuer to borrow from the U.S. Treasury, such as securities of the FHLBs; (ii) the discretionary authority of the U.S. government to purchase the agency’s obligations, such as securities of FNMA; or (iii) only the credit of the issuer. Although the U.S. government has recently provided financial support to FNMA and FHLMC, no assurance can be given that the U.S. government will provide financial support in the future to these or other U.S. government agencies, authorities or instrumentalities that are not supported by the full faith and credit of the United States. Securities guaranteed as to principal and interest by the U.S. government, its agencies, authorities or instrumentalities include: (i) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government or any of its agencies, authorities or instrumentalities; (ii) participations in loans made to non-U.S. governments or other entities that are so guaranteed; and (iii) as a result of initiatives introduced in response to the recent financial market difficulties, securities of commercial issuers or financial institutions that qualify for guarantees by U.S. government agencies like the Federal Deposit Insurance Corporation. The secondary market for certain loan participations described above is limited and, therefore, the participations may be regarded as illiquid.
U.S. government securities may include zero coupon securities that may be purchased when yields are attractive and/or to enhance portfolio liquidity. Zero coupon U.S. government securities are debt obligations that are issued or purchased at a significant discount from face value. The discount approximates the total amount of interest the security will accrue and compound over the period until maturity or the particular interest payment date at a rate of interest reflecting the market rate of the security at the time of issuance. Zero coupon U.S. government securities do not require the periodic payment of interest. These investments may experience greater volatility in market value than U.S. government securities that make regular payments of interest. The Fund would accrue income on these investments for tax and accounting purposes, which is distributable to shareholders and which, because no cash is received at the time of accrual, may require the liquidation of other portfolio securities to satisfy the Fund’s distribution obligations, in which case the Fund would forgo the purchase of additional income producing assets with these funds. Zero coupon U.S. government securities include STRIPS and CUBES, which are issued by the U.S. Treasury as component parts of U.S. Treasury bonds and represent scheduled interest and principal payments on the bonds.
Subordinated Securities.   The Fund may also invest in other types of fixed income securities which are subordinated or “junior” to more senior securities of the issuer, or which represent interests in pools of such subordinated or junior securities. Such securities may include so-called “high yield” or “junk” bonds (i.e., bonds that are rated below investment grade by a rating agency or that are of equivalent quality) and preferred stock. Under the terms of subordinated securities, payments that would otherwise be made to their holders may be required to be made to the holders of more senior securities, and/or the subordinated or junior securities may have junior liens, if they have any rights at all, in any collateral (meaning proceeds of the collateral are required to be paid first to the holders of more senior securities). As a result, subordinated or junior securities will be disproportionately adversely affected by a default or even a perceived decline in creditworthiness of the issuer.
Structured Securities.   The Fund may invest in structured securities. The value of the principal and/or interest on such securities is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the “Reference”) or the relative change in two or more References. The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the Reference. The terms of the structured securities may

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provide in certain circumstances that no principal is due at maturity and therefore may result in a loss of the Fund’s investment. Changes in the interest rate or principal payable at maturity may be a multiple of the changes in the value of the Reference. Structured securities are a type of derivative instrument and the payment and credit qualities from these securities derive from the assets embedded in the structure from which they are issued. Structured securities may entail a greater degree of risk than other types of fixed income securities.
Floating Rate Loans.   A floating rate loan is typically originated, negotiated and structured by a U.S. or foreign commercial bank, insurance company, finance company or other financial institution for a group of investors. The financial institution typically acts as an agent for the investors, administering and enforcing the loan on their behalf. In addition, an institution, typically but not always the agent, holds any collateral on behalf of the investors.
The interest rates are adjusted based on a base rate plus a premium or spread or minus a discount. The base rate is a reference rate that is intended to represent the rate at which contributing banks may obtain short-term borrowings within certain financial markets. There has been a recent transition to other reference rates, including SOFR.
Floating rate loans include loans to corporations and institutionally traded floating rate debt obligations issued by an asset-backed pool, and interests therein. The Fund may invest in loans in different ways. The Fund may: (i) make a direct investment in a loan by participating as one of the lenders; (ii) purchase an assignment of a loan; or (iii) purchase a participation interest in a loan.
Direct Investment in Loans.   It can be advantageous to the Fund to make a direct investment in a loan as one of the lenders. When a new issue is purchased, such an investment is typically made at par. This means that the Fund receives a return at the full interest rate for the loan. Secondary purchases of loans may be made at par, at a premium from par or at a discount from par. When the Fund invests in an assignment of, or a participation interest in, a loan, the Fund may pay a fee or forgo a portion of the interest payment. Consequently, the Fund’s return on such an investment may be lower than it would have been if the Fund had made a direct investment in the underlying corporate loan. The Fund may be able, however, to invest in corporate loans only through assignments or participation interests at certain times when reduced direct investment opportunities in corporate loans may exist. At other times, however, such as recently, assignments or participation interests may trade at significant discounts from par.
Assignments.   An assignment represents a portion of a loan previously attributable to a different lender. The purchaser of an assignment typically succeeds to all the rights and obligations under the loan agreement of the assigning investor and becomes an investor under the loan agreement with the same rights and obligations as the assigning investor. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than, those held by the assigning investor.
Participation Interests.   Participation interests are interests issued by a lender or other financial institution, which represent a fractional interest in a corporate loan. The Fund may acquire participation interests from the financial institution or from another investor. The Fund typically will have a contractual relationship only with the financial institution that issued the participation interest. As a result, the Fund may have the right to receive payments of principal, interest and any fees to which it is entitled only from the financial institution and only upon receipt by such entity of such payments from the borrower. In connection with purchasing a participation interest, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement, nor any rights with respect to any funds acquired by other investors through set-off against the borrower and the Fund may not directly benefit from the collateral supporting the loan in which it has purchased the participation interest. As a result, the Fund may assume the credit risk of both the borrower and the financial institution issuing the participation interest. In the event of the insolvency of the financial institution issuing a participation interest, the Fund may be treated as a general creditor of such entity.
Other Information About Floating Rate Loans.   Loans typically have a senior position in a borrower’s capital structure. The capital structure of a borrower may include loans, senior unsecured loans, senior and

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junior subordinated debt, preferred stock and common stock, typically in descending order of seniority with respect to claims on the borrower’s assets.
Although loans typically have the most senior position in a borrower’s capital structure, they remain subject to the risk of non-payment of scheduled interest or principal. Such non-payment would result in a reduction of income to the Fund, a reduction in the value of the investment and a potential decrease in the NAV of the Fund. There can be no assurance that the liquidation of any collateral securing a loan would satisfy a borrower’s obligation in the event of non-payment of scheduled interest or principal payments, or that such collateral could be readily liquidated. In the event of bankruptcy of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a loan. Although a loan may be senior to equity and other debt securities in an issuer’s capital structure, such obligations may be structurally subordinated to obligations of the issuer’s subsidiaries. For example, if a holding company were to issue a loan, even if that issuer pledges the capital stock of its subsidiaries to secure the obligations under the loan, the assets of the operating companies are available to the direct creditors of an operating company before they would be available to the holders of the loan issued by the holding company.
In order to borrow money pursuant to a loan, a borrower will frequently, for the term of the loan, pledge collateral, including, but not limited to: (i) working capital assets, such as accounts receivable and inventory; (ii) tangible fixed assets, such as real property, buildings and equipment; (iii) intangible assets, such as trademarks and patent rights (but excluding goodwill); and (iv) security interests in shares of stock of subsidiaries or affiliates. In the case of loans made to non-public companies, the company’s shareholders or owners may provide collateral in the form of secured guarantees and/or security interests in assets that they own. In many instances, a loan may be secured only by stock in the borrower or its subsidiaries. Collateral may consist of assets that may not be readily liquidated, and there is no assurance that the liquidation of such assets would satisfy fully a borrower’s obligations under a loan.
In the process of buying, selling and holding loans, the Fund may receive and/or pay certain fees. Any fees received are in addition to interest payments received and may include facility fees, commitment fees, commissions and prepayment penalty fees. When the Fund buys a loan it may receive a facility fee and when it sells a loan it may pay a facility fee. On an ongoing basis, the Fund may receive a commitment fee based on the undrawn portion of the underlying line of credit portion of a loan. In certain circumstances, the Fund may receive a prepayment penalty fee upon the prepayment of a loan by a borrower. Other fees received by the Fund may include covenant waiver fees and covenant modification fees.
A borrower must comply with various restrictive covenants contained in a loan agreement or note purchase agreement between the borrower and the holders of the loan. Such covenants, in addition to requiring the scheduled payment of interest and principal, may include restrictions on dividend payments and other distributions to stockholders, provisions requiring the borrower to maintain specific minimum financial ratios, and limits on total debt.
In a typical loan, the agent administers the terms of the loan agreement. In such cases, the agent is normally responsible for the collection of principal and interest payments from the borrower and the apportionment of these payments to the credit of all institutions that are parties to the loan agreement. The Fund will generally rely upon the agent or an intermediate participant to receive and forward to the Fund its portion of the principal and interest payments on the loan. Furthermore, unless the Fund has direct recourse against the borrower, the Fund will rely on the agent and the other investors to use appropriate credit remedies against the borrower.
For some loans, such as revolving credit facility loans (“revolvers”), an investor may have certain obligations pursuant to the loan agreement that may include the obligation to make additional loans in certain circumstances. The Fund generally will reserve against these contingent obligations by segregating or otherwise designating a sufficient amount of permissible liquid assets. Delayed draw term loans are similar to revolvers, except that once drawn upon by the borrower during the commitment period, they remain permanently drawn and become term loans. A prefunded L/C term loan is a facility created by the borrower in conjunction with an agent, with the loan proceeds acting as collateral for the borrower’s obligations in respect of the letters of credit. Each participant in a prefunded L/C term loan fully funds its commitment amount to the agent for the facility.

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The Fund may acquire interests in loans that are designed to provide temporary or “bridge” financing to a borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. Bridge loans often are unrated. The Fund may also invest in loans of borrowers that have obtained bridge loans from other parties. A borrower’s use of bridge loans involves a risk that the borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the borrower’s perceived creditworthiness.
From time to time, the Adviser and its affiliates may borrow money from various banks in connection with their business activities. Such banks may also sell interests in loans to or acquire them from the Fund or may be intermediate participants with respect to loans in which the Fund owns interests. Such banks may also act as agents for loans held by the Fund.
Inverse Floating Rate Securities.   The Fund may invest in inverse floating rate obligations. The interest on an inverse floater resets in the opposite direction from the market rate of interest to which the inverse floater is indexed. An inverse floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher degree of leverage inherent in inverse floaters is associated with greater volatility in their market values.
Event-linked Bonds.   The Fund may invest in “event-linked” bonds, which sometimes are referred to as “insurance-linked” or “catastrophe” bonds. Event-linked bonds are debt obligations for which the return of principal and the payment of interest are contingent on the non-occurrence of a pre-defined “trigger” event, such as a hurricane or an earthquake of a specific magnitude. For some event-linked bonds, the trigger event’s magnitude may be based on losses to a company or industry, index-portfolio losses, industry indexes or readings of scientific instruments rather than specified actual losses. If a trigger event, as defined within the terms of an event-linked bond, involves losses or other metrics exceeding a specific magnitude in the geographic region and time period specified therein, the Fund may lose a portion or all of its accrued interest and/or principal invested in such event-linked bond. The Fund is entitled to receive principal and interest payments so long as no trigger event occurs of the description and magnitude specified by the instrument.
Event-linked bonds may be issued by government agencies, insurance companies, reinsurers, special purpose corporations or other on-shore or off-shore entities. In addition to the specified trigger events, event- linked bonds may also expose the Fund to other risks, including but not limited to issuer (credit) default, adverse regulatory or jurisdictional interpretations and adverse tax consequences. Event-linked bonds are subject to the risk that the model used to calculate the probability of a trigger event was not accurate and underestimated the likelihood of a trigger event. This may result in more frequent and greater than expected loss of principal and/or interest, which would adversely impact the Fund’s total returns. Further, to the extent there are events that involve losses or other metrics, as applicable, that are at, or near, the threshold for a trigger event, there may be some delay in the return of principal and/or interest until it is determined whether a trigger event has occurred. Finally, to the extent there is a dispute concerning the definition of the trigger event relative to the specific manifestation of a catastrophe, there may be losses or delays in the payment of principal and/or interest on the event-linked bond. As a relatively new type of financial instrument, there is limited trading history for these securities, and there can be no assurance that a liquid market in these instruments will develop. Lack of a liquid market may impose the risk of higher transactions costs and the possibility that the Fund may be forced to liquidate positions when it would not be advantageous to do so.
Event-linked bonds are typically rated by at least one nationally recognized rating agency, but also may be unrated. Although each rating agency utilizes its own general guidelines and methodology to evaluate the risks of an event-linked bond, the average rating in the current market for event-linked bonds is “BB” by S&P or the equivalent rating for another NRSROs. However, there are event-linked bonds rated higher or lower than “BB.”
The Fund’s investments in event-linked bonds generally will be rated B, BB or BBB at the time of purchase, although the Fund may invest in event-linked bonds rated higher or lower than these ratings, as well as event-linked bonds that are unrated. The rating for an event-linked bond primarily reflects the rating agency’s calculated probability that a pre-defined trigger event will occur. This rating also assesses the bond’s credit risk and model used to calculate the probability of the trigger event.

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Event-linked bonds typically are restricted to qualified institutional buyers and, therefore, are not subject to registration with the SEC or any state securities commission and are not listed on any national securities exchange. The amount of public information available with respect to event-linked bonds is generally less extensive than that available for issuers of registered or exchange listed securities. Event-linked bonds may be subject to the risks of adverse regulatory or jurisdictional determinations. There can be no assurance that future regulatory determinations will not adversely affect the overall market for event-linked bonds.
Event-linked Swaps.   The Fund may obtain event-linked exposure by investing in event-linked swaps, which typically are contingent, or formulaically related to defined trigger events, or by pursuing similar event- linked derivative strategies. Trigger events include hurricanes, earthquakes and weather-related phenomena. If a trigger event occurs, the Fund may lose the swap’s notional amount. As derivative instruments, event- linked swaps are subject to risks in addition to the risks of investing in event-linked bonds, including counterparty risk and leverage risk.
Debt Obligations of Non-U.S. Governments.   The Fund may invest in debt obligations of non-U.S. governments. An investment in debt obligations of non-U.S. governments and their political subdivisions (sovereign debt) involves special risks that are not present in corporate debt obligations. The non-U.S. issuer of the sovereign debt or the non-U.S. governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due, and the Fund may have limited recourse in the event of a default. During periods of economic uncertainty, the market prices of sovereign debt may be more volatile than prices of debt obligations of U.S. issuers.
In the past, certain non-U.S. countries have encountered difficulties in servicing their debt obligations, withheld payments of principal and interest and declared moratoria on the payment of principal and interest on their sovereign debt.
A sovereign debtor’s willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange, the relative size of the debt service burden, the sovereign debtor’s policy toward its principal international lenders and local political constraints. Sovereign debtors may also be dependent on expected disbursements from non-U.S. governments, multinational agencies and other entities to reduce principal and interest arrearages on their debt. The failure of a sovereign debtor to implement economic reforms, achieve specified levels of economic performance or repay principal or interest when due may result in the cancellation of third-party commitments to lend funds to the sovereign debtor, which may further impair such debtor’s ability or willingness to service its debts.
Eurodollar Instruments and Samurai and Yankee Bonds.   The Fund may invest in Eurodollar instruments and Samurai and Yankee bonds. Eurodollar instruments are bonds of corporate and government issuers that pay interest and principal in U.S. dollars but are issued in markets outside the United States, primarily in Europe. Samurai bonds are yen-denominated bonds sold in Japan by non-Japanese issuers. Yankee bonds are U.S. dollar denominated bonds typically issued in the United States by non-U.S. governments and their agencies and non-U.S. banks and corporations. The Fund may also invest in Eurodollar Certificates of Deposit (“ECDs”), Eurodollar Time Deposits (“ETDs”) and Yankee Certificates of Deposit (“Yankee CDs”). ECDs are U.S. dollar-denominated certificates of deposit issued by non-U.S. branches of domestic banks; ETDs are U.S. dollar-denominated deposits in a non-U.S. branch of a U.S. bank or in a non-U.S. bank; and Yankee CDs are U.S. dollar-denominated certificates of deposit issued by a U.S. branch of a non-U.S. bank and held in the United States. These investments involve risks that are different from investments in securities issued by U.S. issuers, including potential unfavorable political and economic developments, non-U.S. withholding or other taxes, seizure of non-U.S. deposits, currency controls, interest limitations or other governmental restrictions which might affect payment of principal or interest.
Counterparty Credit Risk.   The Fund is subject to credit risk with respect to the counterparties to its derivative contracts (whether a clearing corporation in the case of exchange-traded instruments or to its hedge counterparty in the case of over-the-counter instruments). If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a dissolution, assignment for the benefit of creditors, liquidation, winding-up, bankruptcy or other analogous proceeding. In the event of the insolvency of a counterparty to a derivative transaction, the derivative transaction would

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typically be terminated at its fair market value. If the Fund is owed this fair market value upon the termination of the derivative transaction and its claim is unsecured, the Fund will be treated as a general creditor of such counterparty, and will not have any claim with respect to the underlying security. In this case, the Fund may obtain only a limited recovery or may obtain no recovery in such circumstances. In addition, the business failure of a hedging counterparty with whom the Fund enters into a hedging transaction will most likely result in its default, which may result in the loss of unrealized profits and force the Fund to cover its commitments, if any, at the then current market price.
Hedging and Risk Management Transactions; Currency Risks.   The Fund may, but is not required to, utilize financial instruments for hedging and risk management purposes in order to: (a) protect against possible changes in the market value of the Fund’s investment portfolios resulting from fluctuations in the securities markets and changes in interest rates, (b) protect the Fund’s unrealized gains in the value of the Fund’s investment portfolios, (c) facilitate the sale of any such investments, (d) preserve returns, spreads or gains on any investment in the Fund’s portfolios, (e) hedge the interest rate or currency exchange rate on any of the Fund’s liabilities or assets, (f) protect against any increase in the price of any investments the Fund anticipates purchasing at a later date, or (g) for any other similar reason that the Adviser deems appropriate. The success of the Fund’s hedging strategy will be subject to the Adviser’s ability to correctly assess the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged and the Adviser’s ability to continually recalculate, readjust and execute hedges in an efficient and timely manner. The successful utilization of hedging and risk management transactions requires skills complementary to those needed in the selection of the Fund’s portfolio holdings. Regardless of skill, there can be no guarantee that instruments suitable for hedging purposes will be available at the time the Fund wishes to use them or that any hedge would reduce applicable risks. Foreign currency exchange rates (or prices in currencies) can make substantial moves in short periods of time and in unanticipated directions due to a number of factors, including changing supply and demand relationships; fiscal, monetary and exchange control programs and policies of governments; national and international political and economic events; government trade programs; changes in interest rates and rates of inflation; changes in currency valuations; and technical fluctuations of the marketplace. Because a material portion of the Fund’s investments may be denominated in or rely upon underlying cash flows denominated in currencies other than the U.S. dollar, such changes could have a significant adverse impact on the Fund. Finally, while the Fund may enter into hedging transactions to seek to reduce risk, such transactions themselves may entail certain other risks, such as unanticipated changes in interest rates, the prices of investments or currency exchanges, which may result in a poorer overall performance for the Fund than if it had not engaged in such hedging transactions.
Highly Volatile Markets.   The prices of the Fund’s investments can be highly volatile. Governments from time to time intervene, directly and by regulation, in certain markets. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. The Fund also is subject to the risk of the failure of any exchanges on which its positions trade or of their clearinghouses. In addition, because of the nature of the Fund’s trading activities, the results of the Fund’s operations may fluctuate on a daily basis. Accordingly, investors in the Fund should understand that the results of a particular period will not necessarily be indicative of results in future periods. Variance in the degree of volatility of the market from the Fund’s expectations may produce significant losses to the Fund.

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INVESTMENT RESTRICTIONS
The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund, are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of stockholders, duly called, (a) of 67% or more of the Shares present at such meeting, if the holders of more than 50% of the outstanding Shares are present or represented by proxy; or (b) of more than 50% of the outstanding Shares, whichever is less.
Fundamental Restrictions
The Fund may not:
(1)
Issue senior securities or borrow money, except to the extent permitted by the 1940 Act or any rules, exemptions or interpretations thereunder that may be adopted, granted or issued by the SEC.

(2)
Make loans of money or property to any person, except (a) to the extent that securities or interests in which the Fund may invest are considered to be loans, (b) through the loan of portfolio securities in an amount up to 33 1∕3% of the Fund’s total assets, (c) by engaging in repurchase agreements or (d) as may otherwise be permitted by the 1940 Act, as amended from time to time, the rules and regulation promulgated by the SEC under the 1940 Act, as amended from time to time, or an exemption or other relief applicable to the Fund from the provisions of the 1940 Act, as amended from time to time.

(3)
Invest 25% or more of its total assets, calculated at the time of purchase, in any one industry, except that the Fund will concentrate (that is, invest 25% or more of its total assets) in the infrastructure industry.

(4)
Underwrite any issue of securities, except to the extent that the sale of portfolio securities in accordance with the Fund’s investment objective, policies and limitations may be deemed to be an underwriting, and except that the Fund may acquire securities under circumstances in which, if the securities were sold, the Fund might be deemed to be an underwriter for purposes of the Securities Act.

(5)
Purchase or sell real estate except that the Fund may: (a) acquire or lease office space for its own use, (b) invest in securities of issuers that invest in real estate or interests therein or that are engaged in or operate in the real estate industry, (c) invest in securities that are secured by real estate or interests therein, (d) purchase and sell mortgage related securities, (e) hold and sell real estate acquired by the Fund as a result of the ownership of securities and (f) as otherwise permitted by the 1940 Act, as amended from time to time, the rules and regulation promulgated by the SEC under the 1940 Act, as amended from time to time, or an exemption or other relief applicable to the Fund from the provisions of the 1940 Act, as amended from time to time.

(6)
Purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments; provided that this restriction shall not prohibit the Fund from investing in entities formed to hold specific infrastructure assets or from purchasing or selling options, futures contracts and related options thereon, forward contracts, swaps, caps, floors, collars and any other financial instruments or from investing in securities or other instruments backed by physical commodities or as otherwise permitted by the 1940 Act, as amended from time to time, the rules and regulation promulgated by the SEC under the 1940 Act, as amended from time to time, or an exemption or other relief applicable to the Fund from the provisions of the 1940 Act, as amended from time to time.

Notes to Investment Restrictions
The percentage limitations in the restrictions listed above apply at the time of purchases of securities and a later increase or decrease in percentage resulting from a change in value of net assets, or in any ratings, will not be deemed to result in a violation of the restriction, except that there is an ongoing asset coverage requirement in the case of borrowings. For purposes of investment restriction No. 3 above, the Fund may use

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the Directory of Companies Required to File Annual Reports with the SEC and Bloomberg Inc. in determining industry classifications. In addition, the Fund may select its own industry classifications, provided such classifications are reasonable. When determining compliance with its own concentration policy, to the extent that the Fund may invest in any affiliated and/or unaffiliated investment companies, the Fund will consider the investments of such underlying investment companies to the extent practicable. The Fund’s use of these classification systems is not a fundamental policy of the Fund and, therefore, can be changed without stockholder approval.
Non-Fundamental Restrictions
The Fund’s investment objective and investment strategies are not fundamental and may be changed by the Board without stockholder approval. The Fund will provide stockholders with at least 60 days’ notice prior to changing the policy to invest, under normal circumstances, 80% of its net assets (plus the amount of any borrowings for investment purposes) in Infrastructure Investments, throughout the world, including the United States.

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MANAGEMENT OF THE FUND
Directors and Officers
The business and affairs of the Fund are managed under the direction of the Board of Directors. The Board of Directors approves all significant agreements between the Fund and the companies that furnish the Fund with services, including agreements with the Adviser, the Fund’s Custodian and the Fund’s Transfer Agent. The day-to-day operations of the Fund are delegated to the Adviser, subject to the supervision of the Board of Directors.
The names and business addresses of the Directors and principal officers of the Fund are set forth in the following table, together with their positions and their principal occupations during the past five years and, in the case of the Directors, their positions with certain other organizations and companies.
Name, position(s), address(1) and year of birth	Term of office and length of time served(2)	Number of funds in Fund Complex overseen by Director(3)	Principal occupation(s) during past five years	Other directorships held by director during past five years(4)
Independent Directors(5)
Edward A. Kuczmarski Director and Independent Chair of the Board, Member of the Audit Committee, Member of the Governance Committee Born: 1949	Since 2023	10	Retired	Director/Trustee of several investment companies advised by PSG (2011 – Present).
Stuart A. McFarland Director, Member of the Audit Committee, Member of the Governance Committee Born: 1947	Since 2023	10	Managing Partner of Federal City Capital Advisors (1997 – 2021).
Director/Trustee of several investment companies advised by PSG (2006 – Present); Director of Drive Shack Inc. (formerly, New Castle Investment Corp.) (2000 – 2023); Lead Independent Director of New America High Income Fund (2013 – Present); Director of New Senior Investment Group, Inc. (2014 – 2021); Director of Steward Partners (2017 – 2021).

Heather S. Goldman Director, Member of the Audit Committee, Chair of the Governance Committee Born: 1967	Since 2023	10	CFO of My Flex, Inc., an EQBR company (2022 – 2023).
Director/Trustee of several investment companies advised by PSG (2013 – Present). Board Director of Gesher USA (2015 – Present); Trustee of Nevada Museum of Art (2016 – 2018); Member of the Honorary Board of University Settlement House (2014 – Present); Co-founder, CEO and Chair of Capstak, Inc. (2014 – 2018).

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Name, position(s), address(1) and year of birth	Term of office and length of time served(2)	Number of funds in Fund Complex overseen by Director(3)	Principal occupation(s) during past five years	Other directorships held by director during past five years(4)
William H. Wright II Director, Chair of the Audit Committee, Member of the Governance Committee Born: 1960	Since 2023	10	Retired
Director/Trustee of several investment companies advised by PSG (2020 – Present); Director of Alcentra Capital Corporation (1940 Act BDC) (2018 – 2019); Advisory Director of Virtus Global Dividend & Income Fund, Virtus Global Multi-Sector Income Fund, Virtus Total Return Fund and Duff & Phelps Select Energy MLP Fund (2013 – 2019); Director of the Carlyle Group, TCG BDC I, Inc., TCG BDC II, Inc. and Carlyle Secured Lending III (February 2021 – Present).

Betty A. Whelchel Director, Member of the Audit Committee, Member of the Governance Committee Born: 1956	Since January 1, 2024(6)	10	US Head of Public Policy: Regulatory Affairs of BNP Paribas (2016 – 2019).	Director/Trustee of several investment companies advised by PSG (2024 – Present).
Susan Schauffert-Tam Director, Member of the Audit Committee, Member of the Governance Committee Born: 1968	Since November 20, 2024(7)	10	Managing Director, BMO Capital Markets (2007 – 2024).	Director/Trustee of several investment companies advised by PSG (2024 – Present).

(1)
Address: Brookfield Place, 225 Liberty Street, 35th Floor, New York, New York, 10281, unless otherwise noted.

(2)
The term of office of the Independent Directors is indefinite.

(3)
As of the date of this SAI, the Brookfield fund complex (the “Fund Complex”) is comprised of the Fund, Brookfield Investment Funds (five series of underlying portfolios), Brookfield Real Assets Income Fund Inc., Oaktree Diversified Income Fund Inc., Oaktree Asset-Backed Income Fund Inc., and Oaktree Asset-Backed Income Private Fund Inc.

(4)
This column includes only directorships of companies required to report to the SEC under the 1934 Act (i.e., public companies) or other investment companies registered under the 1940 Act.

(5)
Directors who are not considered to be “interested persons” of the Fund as defined in the 1940 Act are considered to be “Independent Directors.”

(6)
Ms. Betty A. Whelchel was appointed as an independent director/trustee of the Fund Complex effective January 1, 2024.

(7)
Ms. Susan Schauffert-Tam was appointed as an independent director/trustee of the Fund Complex effective November 20, 2024.

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Name, position(s), address(1) and year of birth	Term of office and length of time served(2)	Number of funds in Fund Complex overseen by Director(3)	Principal occupation(s) during past five years	Other directorships held by director during past five years(4)
Interested Directors/Officers:(5)
Brian F. Hurley Director and Secretary Born: 1977	Secretary since 2023; Director since March 29, 2024(6)	10
President of several investment companies advised or administered by PSG (2014 – Present); General Counsel of the PSG (2017 –  Present); General Counsel of Brookfield Oaktree Wealth Solutions LLC (2021 – Present); Managing Partner of Brookfield Asset Management Inc. (2016 – Present).
Director/Trustee of several investment companies advised by PSG (2011 – Present).
Chloe Berry President Born: 1984	Since 2023	N/A	Managing Director of the Adviser (2022 – Present); Senior Vice President of the Adviser (2017 – 2022).	N/A
Casey P. Tushaus Treasurer Born: 1982	Since 2023	N/A
Treasurer of several investment companies advised by PSG
(2021 – Present); Assistant Treasurer of several investment companies advised by PSG
(2016 – 2021); Director of PSG (2021 – Present); Vice President of PSG (2014 – 2021).
N/A
Craig A. Ruckman Assistant Secretary Born: 1977	Since 2023	N/A
Secretary of several investment companies advised by PSG (November 2022 – Present); Managing Director of PSG (October 2022 – Present); Director of Allianz Global Investors U.S. Holdings LLC (2016 – 2022); Assistant Secretary of 63 funds in the Allianz Global Investors Fund Complex (2017 – 2020); and Chief Legal Officer of Allianz Global Investors Distributors LLC (2019 – 2022).
N/A
Adam R. Sachs Chief Compliance Officer Born: 1984	Since 2023	N/A	CCO of several investment companies advised by PSG (2017 – Present); Director of PSG (2017 – Present); CCO of Brookfield Investment Management (Canada) Inc. (2017 – Present).	N/A
Mohamed S. Rasul Assistant Treasurer Born: 1981	Since 2023	N/A	Assistant Treasurer of several investment companies advised by PSG (2016 – Present); Vice President of PSG (2019 – Present); Assistant Vice President of PSG (2014 – 2019).	N/A

(1)
Address: Brookfield Place, 225 Liberty Street, 35th Floor, New York, New York, 10281, unless otherwise noted.

(2)
Mr. Hurley will hold office as Director for an indefinite term until the earliest of: (i) the next meeting of stockholders, if any, called for the purpose of considering the election or re-election of Mr. Hurley and

54

until the election and qualification of his successor, if any, elected at such meeting; or (ii) the date Mr. Hurley resigns or retires, or is removed by the Board or stockholders, in accordance with the Fund’s Charter and Bylaws. Each officer will hold office for an indefinite term or until the date he or she resigns or retires until his or her successor is elected and qualified.

(3)
As of the date of this SAI, the Fund Complex is comprised of the Fund, Brookfield Investment Funds (five series of underlying portfolios), Brookfield Real Assets Income Fund Inc., Oaktree Diversified Income Fund Inc., Oaktree Asset-Backed Income Fund Inc., and Oaktree Asset-Backed Income Private Fund Inc.

(4)
This column includes only directorships of companies required to report to the SEC under the 1934 Act (i.e., public companies) or other investment companies registered under the 1940 Act.

(5)
Directors who are considered to be “interested persons” of the Fund as defined in the 1940 Act are considered to be “Interested Directors.”

(6)
Mr. Brian F. Hurley was appointed as an interested director/trustee of the Fund Complex effective March 29, 2024.

Additional Information Concerning the Board of Directors
The Role of the Board
The Board provides oversight of the management and operations of the Fund. As is the case with virtually all investment companies (as distinguished from operating companies), the day-to-day management and operation of the Fund is the responsibility of various service providers to the Fund, such as the Fund’s investment adviser and administrator, custodian, and transfer agent, each of whom are discussed in greater detail in this SAI. The Board approves all significant agreements between the Fund and its service providers. The Board has appointed senior employees of the Administrator (as defined below) as officers of the Fund, with responsibility to monitor and report to the Board on the Fund’s day-to-day operations. In conducting this oversight, the Board receives regular reports from these officers and service providers regarding the Fund’s operations. The Board has appointed a Chief Compliance Officer who administers the Fund’s compliance program and regularly reports to the Board as to compliance matters. Some of these reports are provided as part of formal “Board meetings” which are typically held quarterly, in person, and involve the Board’s review of recent Fund operations. From time to time, one or more members of the Board may also meet with management in less formal settings, between scheduled “Board meetings,” to discuss various topics. In all cases, however, the role of the Board and of any individual director is one of oversight and not of management of the day-to-day affairs of the Fund and its oversight role does not make the Board a guarantor of the Fund’s investments, operations, or activities.
Board Leadership Structure
The Board has structured itself in a manner that it believes allows it to perform its oversight function effectively. It has established three standing committees, an Audit Committee, a Governance Committee, and a Qualified Legal Compliance Committee (the “QLCC”) (collectively, the “Committees”), which are discussed in greater detail below. Currently, six of the seven members of the Board, including the Chair of the Board, are Independent Directors, which are Directors that are not affiliated with the Adviser, Administrator, or its affiliates, and each of the Audit Committee, Governance Committee, and QLCC are comprised entirely of Independent Directors. Each of the Independent Directors helps identify matters for consideration by the Board and the Chair has an active role in the agenda-setting process for Board meetings. The Audit Committee Chair also has an active role in the agenda-setting process for the Audit Committee meetings. The Board has adopted Fund Governance Policies and Procedures to ensure that the Board is properly constituted in accordance with the 1940 Act and to set forth examples of certain of the significant matters for consideration by the Board and/or its Committees in order to facilitate the Board’s oversight function.
The Board has determined that its leadership structure is appropriate. In addition, the Board also has determined that the structure, function, and composition of the Committees are appropriate means to provide effective oversight on behalf of Fund stockholders. The Independent Directors have engaged their own independent counsel to advise them on matters relating to their responsibilities to the Fund.

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Board Oversight of Risk Management
As part of its oversight function, the Board receives and reviews various risk management reports and assessments and discusses these matters with appropriate management and other personnel. Because risk management is a broad concept comprised of many elements, Board oversight of different types of risks is handled in different ways. For example, the full Board receives and reviews reports from senior personnel of the Adviser and Administrator (including senior compliance, financial reporting, and investment personnel) or their affiliates regarding various types of risks, including, but not limited to, operational, compliance, investment, and business continuity risks, and how they are being managed. From time to time, the full Board meets with the Fund’s Chief Compliance Officer to discuss compliance risks relating to the Fund, the Adviser, and the Fund’s other service providers. The Audit Committee supports the Board’s oversight of risk management in a variety of ways, including meeting regularly with the Fund’s Treasurer and with the Fund’s independent registered public accounting firm and, when appropriate, with other personnel employed by the Adviser to discuss, among other things, the internal control structure of the Fund’s financial reporting function and compliance with the requirements of the Sarbanes-Oxley Act of 2002, as amended. The Audit Committee also meets regularly with the Fund’s Chief Compliance Officer to discuss compliance and operational risks and receives reports from the Adviser’s internal audit group as to these and other matters.
Information about Each Director’s Qualifications, Experience, Attributes or Skills
The Board believes that each of the Directors has the qualifications, experience, attributes, and skills (“Director Attributes”) appropriate to serve as a Director of the Fund in light of the Fund’s business and structure. Certain of these business and professional experiences are set forth in detail in the table above. The Directors have substantial board experience or other professional experience and have demonstrated a commitment to discharging their oversight responsibilities as Directors. The Board, with the assistance of the Governance Committee, annually conducts a “self-assessment” wherein the performance of the Board and the effectiveness of the Board and the Committees are reviewed.
In addition to the information provided in the table above, below is certain additional information regarding each particular Director and certain of their Director Attributes. The information provided below, and in the table above, is not all-inclusive. Many Director Attributes involve intangible elements, such as intelligence, integrity and work ethic, the ability to work together, the ability to communicate effectively, the ability to exercise judgment, the ability to ask incisive questions, and commitment to stockholder interests. In conducting its self-assessment, the Board has determined that the Directors have the appropriate attributes and experience to serve effectively as Directors of the Fund.
Edward A. Kuczmarski.    Mr. Kuczmarski has financial accounting experience as a Certified Public Accountant. He also has served on the board of directors/trustees for several other investment management companies. In having served on these boards, Mr. Kuczmarski has come to understand and appreciate the role of a director/trustee and has been exposed to many of the challenges facing a board and the appropriate ways of dealing with those challenges. Mr. Kuczmarski serves as Chair of the Board of Directors, and is a member of the Governance Committee and the Audit Committee.
Heather S. Goldman.    Ms. Goldman has extensive experience in executive leadership, business development and marketing of investment vehicles similar to those managed by PSG. Ms. Goldman is a capital markets financial services and tech executive, who over a twenty-plus year career has worked in a senior capacity across a diverse array of firms in the private equity, investment management and commercial banking industries. She previously served as head of global marketing for PSG, and as such has extensive knowledge of the PSG, its operations and personnel. She also has experience working in other roles for the parent company of PSG. Prior to working with PSG, and for nearly five years, she acted as CEO and Chair, co-founding and managing Capital Thinking, a financial services risk-management technology company in New York. Ms. Goldman is a member of the Audit Committee and is Chair of the Governance Committee.
Stuart A. McFarland.    Mr. McFarland has extensive experience in executive leadership, business development and operations, corporate restructuring and corporate finance. He previously served in senior executive management roles in the private sector, including serving as the Executive Vice President and Chief Financial Officer of Fannie Mae and as the Executive Vice President and General Manager of GE Capital

56

Mortgage Services, Corp. Mr. McFarland currently serves on the board of directors/trustees for various other investment management companies and non-profit entities, and was the Managing Partner of Federal City Capital Advisors. Mr. McFarland is a member of the Audit Committee and the Governance Committee.
William H. Wright II.    Mr. Wright has extensive experience in executive leadership, investment banking and corporate finance. He previously served as a Managing Director of Morgan Stanley until his retirement in 2010, having joined the firm in 1982. During his career in investment banking at Morgan Stanley, Mr. Wright headed the corporate finance execution group where he was responsible for leading and coordinating teams in the execution of complex equity offerings for multinational corporations. Following his career in investment banking, Mr. Wright served on the board of directors/trustees for various other investment management companies and non-profit entities. Mr. Wright serves as Chair of the Audit Committee and is a member of the Governance Committee.
Betty A. Whelchel.    Ms. Whelchel has extensive experience in financial services law and regulation, international finance and public policy. She has held a number of senior management positions at international financial institutions, including serving as U.S. Head of Public Policy and Regulatory Affairs and U.S. General Counsel for BNP Paribas, Global General Counsel for Deutsche Asset Management and U.S. Deputy General Counsel for Deutsche Bank AG. She started her career in the General Counsel’s office of the U.S. Treasury Department, and worked as a lawyer with Shearman & Sterling in its New York and Tokyo offices, specializing in bank finance, mergers and acquisitions and joint ventures. Throughout her forty-two year career, Ms. Whelchel has been active in industry initiatives related to financial regulation and corporate governance, including the Committee on Capital Markets Regulation, the Executive Committee of the Institute of International Bankers Board of Trustees, and the Association of the Bar of the City of New York’s Special Task Force on the Lawyer’s Role in Corporate Governance. She has received numerous awards, including 2015 Legal 500 Individual of the Year in Financial Services and the 2013 Burton “Legend in the Law” Award. Ms. Whelchel is a member of the Audit Committee and the Governance Committee.
Susan Schauffert-Tam.   Ms. Schauffert-Tam has extensive experience in executive leadership as a senior finance professional, including experience in capital structuring, credit, mergers and acquisitions and debt capital markets. Ms. Schauffert-Tam is a capital markets financial services executive, who over a twenty-plus year career has worked in a senior capacity with a particular focus on infrastructure financing. She previously served as a Managing Director of BMO Capital Markets until her retirement in 2024, having joined the firm in 1999. During her career at BMO Capital Markets, Ms. Schauffert-Tam was responsible for debt origination, including structuring both public and private infrastructure financing transactions. In addition, Ms. Schauffert-Tam previously served as head of debt syndication at BMO Capital Markets where she led the team responsible for bringing all corporate investment grade, high yield debt, asset-backed securities and project bonds to market. Ms. Schauffert-Tam is a member of the Audit Committee and the Governance Committee.
Brian F. Hurley.    Mr. Hurley has 22 years of industry experience and is General Counsel for PSG as well as a Managing Partner of Brookfield Asset Management. In this role he oversees the legal and regulatory functions and is also actively involved in PSG’s investment funds business, including product and business development. Prior to joining the firm in 2010, Mr. Hurley was an attorney at Paul Hastings LLP and a member of the Investment Management Practice Group, where he focused his practice on representing investment advisers and various forms of investment companies. Mr. Hurley earned a Juris Doctor degree from Columbia University and a Bachelor of Arts degree from the College of the Holy Cross.
Board Committees
The Fund established the following three standing committees and the membership of each committee to assist in its oversight functions, including its oversight of the risks the Fund faces: the Audit Committee, the QLCC, and the Governance Committee. There is no assurance, however, that the Board’s committee structure will prevent or mitigate risks in actual practice. The Fund’s committee structure is specifically not intended or designed to prevent or mitigate the Fund’s investment risks. The Fund is designed for investors that are prepared to accept investment risk, including the possibility that unforeseen risks may emerge in the future.

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Audit Committee
The Audit Committee is comprised of Messrs. Wright, Kuczmarski, and McFarland, and Mses. Goldman, Whelchel, and Schauffert-Tam. It does not include any interested Directors. The Audit Committee meets regularly with respect to the various series of the Fund. The principal functions of the Audit Committee are to review the Fund’s audited financial statements, to select the Fund’s independent auditors, to review with the Fund’s auditors the scope and anticipated costs of their audit, and to receive and consider a report from the auditors concerning their conduct of the audit, including any comments or recommendations they might want to make in connection therewith. During the Fund’s fiscal year ended December 31, 2024, the Audit Committee held three Committee meetings.
The Audit Committee also serves as the QLCC for the Fund for the purpose of compliance with Rules 205.2(k) and 205.3(c) of the Code of Federal Regulations, regarding alternative reporting procedures for attorneys retained or employed by an issuer who appear and practice before the SEC on behalf of the issuer (the “issuer attorneys”). An issuer’s attorney who becomes aware of evidence of a material violation by the Fund, or by any officer, Director, employee, or agent of the Fund, may report evidence of such material violation to the QLCC as an alternative to the reporting requirements of Rule 205.3(b) (which requires reporting to the chief legal officer and, potentially, “up the ladder” to other entities). The QLCC meets as needed, and did not meet during the fiscal year ended December 31, 2024.
Governance Committee
The Governance Committee is comprised of Mses. Goldman, Whelchel, and Schauffert-Tam, and Messrs. Kuczmarski, McFarland and Wright. The function of the Governance Committee is to recommend candidates for election to its Board as Independent Directors. The Governance Committee evaluates each candidate’s qualifications for Board membership and their independence from the Adviser and other principal service providers. The Governance Committee will consider nominees recommended by stockholders who, separately or as a group, own at least one percent of the Shares. The Governance Committee held two meetings during the fiscal year ended December 31, 2024.
Board Meetings
The Fund’s Fund Governance Policies and Procedures provide that the Chair of the Board, who is elected by the Independent Directors, will preside at each executive session of the Board, or if one has not been designated, the Chair of the Governance Committee shall serve as such.
Beneficial Ownership of Shares Held in the Fund and the Family of Investment Companies for Each Director
Set forth in the table below is the dollar range of equity securities in the Fund beneficially owned by each Director and the aggregate dollar range of equity securities in the Fund Complex beneficially owned by each Director as of December 31, 2024.
Name of Director	Aggregate dollar range of equity securities held in the Fund**(1)	Aggregate dollar range of equity securities held in the Fund Complex(2)
Interested Directors
Brian F. Hurley	[•]	[•]
Independent Directors
Edward A. Kuczmarski	[•]	[•]
Stuart A. McFarland	[•]	[•]
Heather S. Goldman	[•]	[•]
William H. Wright II	[•]	[•]
Betty A. Whelchel	[•]	[•]
Susan Schauffert-Tam(3)	[•]	[•]

All shares were valued as of December 31, 2024.

**
Ranges (None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or over $100,000).

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(1)
“Beneficial Ownership” is determined in accordance with Section 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(2)
The aggregate dollar range of equity securities owned by each Director of the Fund and of all funds overseen by each Director in the Fund Complex as of December 31, 2024. As of the date of this SAI, the Fund Complex is comprised of the Fund, Brookfield Investment Funds (five series of underlying portfolios), Brookfield Real Assets Income Fund Inc., Oaktree Diversified Income Fund Inc., Oaktree Asset-Backed Income Fund Inc., and Oaktree Asset-Backed Income Private Fund Inc.

(3)
Ms. Susan Schauffert-Tam was appointed as an independent director/trustee of the Fund Complex effective November 20, 2024.

[As of December 31, 2024, none of the Independent Directors nor members of their immediate families, own securities beneficially or of record in the Adviser or any affiliate thereof. Accordingly, neither the Independent Directors nor members of their immediate family, have direct or indirect interest, the value of which exceeds $120,000, in the Adviser, or any of their affiliates. In addition, during the two most recently completed calendar years, neither the Independent Directors nor members of their immediate families have conducted any transactions (or series of transactions) in which the amount involved exceeds $120,000 and to which the Adviser or any affiliate thereof was a party.]
Remuneration of Directors and Officers
No remuneration is paid by the Fund to persons who are directors, officers or employees of the Adviser or any affiliate thereof for their services as Directors or officers of the Fund. Each Director of the Fund, other than those who are officers or employees of the Adviser or any affiliate thereof, is entitled to receive from the Fund a Fund Complex fee. Set forth below is the compensation received by the Independent Directors from the Fund Complex as of the fiscal year ended December 31, 2024.
For the fiscal year ended December 31, 2024, the aggregate annual retainer paid to each Independent Director of the Board for the Fund Complex was $250,000. Effective January 1, 2025, the aggregate annual retainer paid to each Independent Director of the Board for the Fund Complex is $260,000. The Independent Chair of the Fund receives an additional payment of $55,000 per year. The Chair of the Audit Committee receives an additional payment of $50,000 per year. The Chair of the Governance Committee receives an additional payment of $15,000 per year. The Independent Directors also receive reimbursement from the Fund for expenses incurred in connection with attendance at regular meetings. In addition, effective January 1, 2025, the Board established a continuing education policy. In particular, Directors are encouraged to attend at least two in-person educational enrichment programs or events at the expense of the Fund Complex on an annual basis. Also, the Fund Complex will reimburse the Directors for their registration fees to attend an unlimited number of remote or virtual learning opportunities. The Fund does not have a pension or retirement plan. No other entity affiliated with the Fund pays any compensation to the Directors.
Name of Director	Aggregate Compensation from the Fund(1)	Pension or Retirement Benefits Accrued As Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund Complex(2)
Interested Directors
Brian F. Hurley	N/A	N/A	N/A	N/A(8)
Independent Directors
Edward A. Kuczmarski	[•]	[•]	[•]	[•](8)
William H. Wright II	[•]	[•]	[•]	[•](8)
Stuart A. McFarland	[•]	[•]	[•]	[•](8)
Heather S. Goldman	[•]	[•]	[•]	[•](8)
Betty A. Whelchel	[•]	[•]	[•]	[•](8)
Susan Schauffert-Tam(3)	[•]	[•]	[•]	[•](8)

(1)
The Fund commenced operations November 1, 2023.

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(2)
The parenthetical number represents the number of investment companies or portfolios thereof from which such person receives compensation and which are considered part of the Fund Complex as of December 31, 2024. The total compensation does not include, among other things, out-of-pocket Director expenses. As of the date of this SAI, there are ten (10) investment companies and portfolios in the Fund Complex.

(3)
Ms. Susan Schauffert-Tam was appointed as an independent director/trustee of the Fund Complex effective November 20, 2024.

Indemnification of Officers and Directors; Limitations on Liability
Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Fund’s charter (the “Charter”) contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.
The Fund’s Charter, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, obligates the Fund to indemnify any present or former director or officer or any individual who, while serving as a director or officer of the Fund and, at the Fund’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, limited liability company, employee benefit plan, or other enterprise as a director, officer, partner, trustee, manager, or member from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity, and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding.
The Fund’s Charter also permits the Fund to indemnify and advance expenses to any individual who served any predecessor of the Fund in any of the capacities described above and any employee or agent of the Fund or a predecessor of the Fund, if any.
Maryland law requires a corporation (unless its charter provides otherwise, which the Fund’s Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property, or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to pay or reimburse reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
In accordance with the 1940 Act, the Fund will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misconduct, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.
The Adviser
The Adviser is Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P. (“BAM PIC”). The Adviser is a subsidiary of our sponsor, Brookfield. The Adviser is located at Brookfield

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Place, 181 Bay Street, Suite 100, Toronto, Ontario M5J 2T3. Pursuant to the Advisory Agreement, the Adviser has the authority and responsibility to invest, reinvest and dispose of the Portfolio Investments of the Fund in accordance with the principal investment objective and strategies of the Fund.
The Fund and the Adviser have entered into the Advisory Agreement pursuant to which the Adviser is entitled to receive a base management fee (the “Management Fee”) and an incentive fee (the “Incentive Fee”). The Advisory Agreement between the Fund and the Adviser was considered and approved by the Board, including a majority of the Independent Directors, at the Fund’s organizational meeting held on August 24, 2023. A discussion regarding the basis for the Board’s initial approval of the Advisory Agreement will be provided in the Fund’s initial stockholder report. The basis for subsequent continuations of the Advisory Agreement will be provided in the Fund’s Form N-CSR to stockholders for the periods during which such continuations occur.
The Management Fee is payable quarterly in arrears and calculated monthly at the annual rate of 1.25% of the value of the Fund’s net assets, which is calculated as of the close of business on the last business day of each month.
The Incentive Fee is accrued monthly and payable annually in arrears in an amount equal to 12.5% of the Fund Income for the applicable year. The Fund looks through the total return swap contracts and counts the underlying reference assets as investments for purposes of calculating the Incentive Fee.
“Fund Income” means (1) distributions received by the Fund from the Fund’s Private Portfolio investments; plus (2) distributions received by the Fund of net investment income (or loss) from debt, preferred equity investments and traded infrastructure-related securities; minus (3) the Fund’s expenses (excluding the incentive fee and distribution and servicing fees). The distributions received by the Fund from the Fund’s Private Portfolio investments, including the distributions received by the Fund of net investment income (or loss) from debt, preferred equity investments and traded securities, are treated as cash from operations (or income) received by the Fund without regard to the tax characteristics (e.g., income vs. return of capital) of the distributions received. The annual payment of the Incentive Fee will reflect all such distributions received by the Fund, except returns of invested capital that are not derived from the operations of the issuer based on a review by the Fund’s portfolio management team of the issuer’s financial statements and results from business operations.
Fund Income does not include any component of capital gains or capital appreciation. The Adviser is not entitled to any incentive fee based on the capital gains or capital appreciation of the Fund or its investments.
The Fund has applied for exemptive relief from the SEC that would permit the Fund to pay the Adviser all or a portion of its management and incentive fees in Shares in lieu of paying the Adviser an equivalent amount of such fees in cash. As a condition of this exemptive relief, the Adviser has committed not to sell any Shares received in lieu of a cash payment of its management and incentive fees for at least 12 months from the date of issuance, except in exceptional circumstances.
The Advisory Agreement continues in effect for a period of two years from the date it first becomes effective and will remain in effect from year-to-year thereafter provided that each continuance is specifically approved at least annually by both (1) the vote of a majority of the Board or the vote of a majority of the outstanding securities entitled to vote (as such term is defined in the Investment Company Act) and (2) by the vote of a majority of the Independent Directors, cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement may be terminated by the Fund at any time, without the payment of any penalty, by the vote of a majority of the entire Board or by the vote of a majority of the outstanding securities entitled to vote (as such term is defined in the Investment Company Act) on 60 days’ written notice to the Adviser. The Advisory Agreement may be terminated by the Adviser at any time, without the payment of any penalty, upon 90 days’ written notice to the Fund. The Advisory Agreement will terminate automatically in the event of its assignment (as such term is defined in the Investment Company Act and the rules thereunder).
The Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations thereunder, the Adviser is not liable to the Fund or any of the Fund’s stockholders for any act or omission by the Adviser in the supervision or management of its respective

61

investment activities or for any loss sustained by the Fund or the Fund’s stockholders and provides for indemnification by the Fund of the Adviser, its Directors, officers, employees, agents and control persons for liabilities incurred by them in connection with their services to the Fund, subject to certain limitations and conditions.
Although the professional staff of the Adviser will devote as much time to the management of the Fund as the Adviser deems appropriate to perform its duties in accordance with the Advisory Agreement and in accordance with reasonable commercial standards, the professional staff of the Adviser may have conflicts in allocating its time and services among the Fund and the Adviser’s other investment vehicles and accounts. The Adviser has informed the Board that the services of the Adviser are not exclusive, and the Adviser provides similar services to other clients and may engage in other activities.
The table below sets forth the total Management Fee and Incentive Fee paid by the Fund to the Adviser for the fiscal year ended December 31, 2024, and for the period from the commencement of operations, November 1, 2023 through December 31, 2023.
	December 31, 2024		November 1, 2023 – December 31, 2023
Management Fee	$	[•]	$3,314,373
Incentive Fee	$	[•]	$1,085,988
[On November 1, 2023, the Fund commenced operations and the Adviser waived and/or reimbursed certain expenses related to organizational costs and income taxes in the amount of $11,325,213 and $6,774,268, respectively, of which $450,000 was recouped prior to December 31, 2023. For the fiscal year ended December 31, 2024, the Adviser waived and/or reimbursed certain expenses pursuant to the Expense Limitation and Reimbursement Agreement in the amount of $[•], of which $[•] was recouped prior to December 31, 2024.]
The Sub-Adviser
The Adviser has entered into an investment sub-advisory agreement with PSG. The Adviser leverages certain financial professionals at PSG to manage the Fund’s Public Securities Portfolio. As investment adviser, BAM PIC determines and has oversight responsibility for, the Fund’s Public Securities Portfolio allocations managed by PSG. The Board approved PSG as a sub-adviser to manage the Fund’s Public Securities Portfolio. The sub-advisory fee payable to PSG will be paid by BAM PIC out of its Management Fee rather than paid separately by the Fund.
The Administrator
Brookfield Public Securities Group LLC (“PSG”), located at Brookfield Place, 225 Liberty Street, New York, NY 10281, serves as the Administrator and accounting agent. Pursuant to the Administration Agreement, the Administrator will provide, or oversee the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of NAV, compliance monitoring (including diligence and oversight of our other service providers), preparing reports to stockholders and reports filed with the SEC, preparing materials and coordinating meetings of the Board, managing the payment of expenses and the performance of administrative and professional services rendered by others and providing office space, equipment and office services. For its services under the Administration Agreement, PSG receives from the Fund an annual fee equal to 0.03% of the Fund’s net assets.
The table below sets forth the total Administration Fee paid by the Fund to PSG for the fiscal year ended December 31, 2024, and for the period from the commencement of operations, November 1, 2023 through December 31, 2023.
	December 31, 2024	November 1, 2023 – December 31, 2023
Administration Fee	[•]	$78,274

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The Sub-Administrator
J.P. Morgan Chase Bank, N.A. (in such capacity, the “Sub-Administrator”) will provide certain administrative and fund accounting services pursuant to a fund services agreement with the Fund (the “Fund Services Agreement”). Pursuant to the Fund Services Agreement, and subject to the supervision of the Administrator, the Sub-Administrator will provide certain administrative services to the Fund that are not otherwise provided by the Administrator, which include, but are not limited to: assisting in securities valuation; performing portfolio accounting services; and assisting in the preparation of financial reports.
Portfolio Managers
The portfolio managers primarily responsible for the day-to-day management of the Fund also manage other registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of December 31, 2024: (i) the other registered investment companies, pooled investment vehicles and other accounts managed by an investment committee (or equivalent body) on which the corresponding portfolio manager serves and (ii) the AUM of such companies, vehicles and accounts, and (iii) the number and total AUM of such companies, vehicles and accounts with respect to which the advisory fee is based on
Adviser
Portfolio Manager	Number of Registered Investment Companies Managed and Total Assets for such Accounts*			Other Pooled Investment Companies and Total Assets for such Accounts*			Number of Other Accounts Managed and Total Assets for such Accounts*
	# of accounts	AUM		# of accounts	AUM		# of accounts	AUM
Sam Pollock	[0]	$	[0]	[11]	$	[73,773.3**]	[0]	$	[0]
Chloe Berry	[0]	$	[0]	[0]	$	[0]	[0]	$	[0]
Sam Garetano	[0]	$	[0]	[0]	$	[0]	[0]	$	[0]
Caroline Rouse	[0]	$	[0]	[5]	$	[5,839.6***]	[0]	$	[0]
Hrishikesh Balaji	[0]	$	[0]	[0]	$	[0]	[0]	$	[0]

*
Assets in millions

[**
Of the Other Pooled Investment Companies, 11 accounts, totaling $73,773.3 million in assets pays an advisory fee that is based on the performance of the accounts.]

[***
Of the Other Pooled Investment Companies, 5 accounts, totaling $5,839.6 million in assets pays an advisory fee that is based on the performance of the accounts.]

Sub-Adviser
Portfolio Manager	Number of Registered Investment Companies Managed and Total Assets for such Accounts*			Other Pooled Investment Companies and Total Assets for such Accounts*			Number of Other Accounts Managed and Total Assets for such Accounts*
	# of accounts	AUM		# of accounts	AUM		# of accounts	AUM
Christopher Janus	[1]	$	[997.2]	[0]	$	[0]	[9]	$	[5,627.1]
Daniel Parker	[3]	$	[643.7]	[5]	$	[71.5**]	[11]	$	[6,386.4***]

*
Assets in millions

[**
Of the Other Pooled Investment Companies, 1 account, totaling $7.9 million in assets pays an advisory fee that is based on the performance of the account.]

[***
Of the Other Accounts, 1 account, totaling $4,737.4 million in assets pays an advisory fee that is based on the performance of the account.]

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Portfolio Manager Compensation
Each Portfolio Manager is compensated based on the scale and complexity of his portfolio responsibilities, the total return performance of funds and accounts managed by the Portfolio Manager on an absolute basis and when compared to appropriate peer groups of similar size and strategy, as well as the management skills displayed in managing their portfolio teams and the teamwork displayed in working with other members of their firm. Since each Portfolio Manager is responsible for multiple funds and accounts, investment performance is evaluated on an aggregate basis almost equally weighted among performance, management and teamwork. Base compensation for each Portfolio Manager varies in line with their seniority and position. The compensation of a Portfolio Manager with other job responsibilities (such as acting as an executive officer of their firm or supervising various departments) includes consideration of the scope of such responsibilities and the Portfolio Manager’s performance in meeting them. The Investment Adviser seeks to compensate each Portfolio Manager commensurate with their responsibilities and performance, and that is competitive with other firms within the investment management industry. Salaries, bonuses and stock based compensation also are influenced by the operating performance of their respective firms and their parent companies. While the salaries of each Portfolio Manager is comparatively fixed, cash bonuses and stock based compensation may fluctuate significantly from year to year. Bonuses are determined on a discretionary basis by the senior executives of their respective firm and measured by individual and team-oriented performance guidelines. The amount of the Long Term Incentive Plan (LTIP) is approved annually and there is a rolling vesting schedule to aid in retention of key people. A key component of this program is achievement of client objectives in order to properly align interests with our clients. Further, the incentive compensation of all investment personnel who work on each strategy is directly tied to the relative performance of the strategy and its clients.
The compensation structure of each Portfolio Manager and other investment professionals has four primary components:
•
A base salary;

•
An annual cash bonus;

•
If applicable, long-term compensation consisting of restricted stock units or stock options of the Adviser’s ultimate parent company, Brookfield Asset Management; and

•
If applicable, long-term compensation consisting of restricted stock units in private funds managed by the investment professional.

Each Portfolio Manager also receives certain retirement, insurance and other benefits that are broadly available to all employees. Compensation of each Portfolio Manager is reviewed on an annual basis by senior management.
Securities Ownership of Portfolio Managers
The following is the dollar range of Shares beneficially owned by the portfolio managers as of December 31, 2024 (such amounts may change from time to time):
Portfolio Manager	Dollar Range of Fund Shares Beneficially Owned**
Sam Pollock	[None]
Chloe Berry	[None]
Sam Garetano	[None]
Caroline Rouse	[None]
Hrishikesh Balaji	[None]
Christopher Janus	[None]
Daniel Parker	[None]

**
Ranges (None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000 or over $1,000,000).

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Potential Conflicts of Interest
Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various sectors (and underlying industries), geographies and strategies. As noted in this SAI, a key element of the Fund’s strategy is to leverage Brookfield’s experience and expertise and its broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes this is in the Fund’s and its Portfolio Investments’ best interests. However, being part of this broader platform, as well as activities of and other considerations relating to Brookfield and Brookfield Accounts, give rise to actual or potential conflicts of interest which may not be resolved in favor of the Fund’s or its Portfolio Investments’ interests.
Brookfield’s activities include, among others: investment and asset management; sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, secondaries, private and other markets; developing, constructing, owning, managing, operating and servicing real estate and related companies and assets, renewable power and related companies, assets and facilities, infrastructure and related companies and assets, and other businesses and assets including data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines and storage systems and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, “Brookfield Activities”). While it is expected that the Fund will benefit from Brookfield’s expertise, market positioning and connectivity that arise from Brookfield Activities, in the ordinary course of its business, Brookfield’s interests or the interests of the clients or others receiving services through Brookfield Activities (including other Brookfield Accounts) may conflict with the interests of the Fund, notwithstanding Brookfield’s direct or indirect participation in the Fund or the Fund’s Portfolio Investments. While Brookfield expects that its expertise as a global real asset operator will directly impact the Adviser’s and the Fund’s ability to identify, access and assess investment opportunities, and that the Fund’s Portfolio Investments will benefit from the greater Brookfield ecosystem, there can be no assurance of any such successful collaboration or synergies. A lack of successful collaboration or synergies, whether as a result of concerns related to conflicts or otherwise, may impact Brookfield’s ability to successfully implement its strategies or achieve its investment objectives.
Control Persons
A principal shareholder is any person who owns of record or beneficially 5% or more of any class of the outstanding Shares. A control person is one who owns beneficially or through controlled companies more than 25% of the voting securities of a company or acknowledges the existence of control. A controlling stockholder’s vote could have a more significant effect on matters presented to stockholders for approval than for other Fund stockholders.
[As of [•], the officers and Directors, as a group, did not own any Shares.]
As of [•], the following persons were known to own of record or beneficially 5% or more of the outstanding Shares, and beneficially 25% or more of the outstanding Shares, where applicable, as indicated:
Name and Address	% of Shares	Nature of Ownership
[•]	[•]%	[Record]
[•]	[•]%	[Record]
[•]	[•]%	[Record]
Voting of Proxies
The Fund has delegated the voting of portfolio securities to the Adviser. The Fund has adopted the proxy voting procedures of the Adviser and has directed the Adviser to vote all proxies relating to the Fund’s voting securities in accordance with such procedures. A description of the proxy voting policies and procedures that the Fund uses is provided below. They are also on file with the SEC and can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C., and information on the operation of

65

the Public Reference Room may be obtained by calling the SEC at 202-551-8090. The proxy voting procedures are also available on the EDGAR Database on the SEC’s Internet site (http://www.sec.gov) and copies of the proxy voting procedures may be obtained, after paying a duplicating fee, by electronic request at the follow E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-0102.
Proxy Voting Policy and Procedures and Proxy Voting Record
The information below provides a description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, including the procedures that the Fund uses when a vote presents a conflict of interest.
Proxy Voting Responsibility.    The Adviser has adopted policies and procedures for the voting of proxies relating to portfolio securities for the client accounts over which it has been delegated and/or granted proxy voting authority, including the Fund (the “Policies”). The Policies, which have been adopted by the Board of Directors on behalf of the Fund, enable the Fund to vote proxies in a manner consistent with the best interests of the Fund’s stockholders. A committee has been established (the “Proxy Voting Committee”) to administer the voting of all proxies in accordance with the Policies. The Proxy Voting Committee meets regularly with representatives of the Legal, Compliance, Operations and Investment teams. The Proxy Voting Committee has engaged the services of a third-party proxy voting agent to act as agent to vote proxies, and oversees such third-party proxy voting agent’s compliance with the Policies, including any deviations by the proxy voting agent from the third-party proxy voting guidelines (the “Guidelines”). Under the Policies, the Adviser has adopted the Guidelines as the basis for how proxy proposals are evaluated and voted upon. The Fund is generally a passive investor in holding portfolio securities, seeking to maximize stockholder value, but not necessarily to exercise control over the issuers of portfolio securities, or otherwise advance a particular agenda. In addition, in accordance with local law or business practices, many foreign companies prevent the sales of Shares that have been voted for a certain period beginning prior to the stockholder meeting and ending on the day following the meeting. The costs of voting proxies with respect to Shares of foreign companies include the potentially serious portfolio management consequences of reduced flexibility to sell the Shares at the most advantageous time for the Fund. As a result, such proxies generally will not be voted in the absence of an unusual, significant vote of compelling economic importance. In determining whether to vote proxies under these circumstances, the Adviser, in consultation with the Proxy Voting Committee, considers whether the costs of voting proxies with respect to such Shares of foreign companies generally outweigh any benefits that may be achieved by voting such proxies.
Case-By-Case Voting Matters.    Under the Guidelines, certain voting matters are determined on a case- by-case basis. In these circumstances, and in proposals not specifically addressed by the Policies, the Proxy Voting Committee generally will rely on the guidance or a recommendation from the third-party proxy voting agent, or other sources. The Proxy Voting Committee may propose to deviate from the Guidelines or guidance or recommendations from the third-party proxy voting agent. In these instances, the Proxy Voting Committee will recommend the vote that will maximize value for, and is in the best interests of, the Fund’s stockholders.
Conflicts of Interest.    Members of the Proxy Voting Committee will seek to resolve any conflicts of interest presented by a proxy vote. In practice, application of the Guidelines will in most instances adequately address any possible conflicts of interest, as votes generally are affected according to the guidance or recommendations of the third-party proxy voting agent. However, if a situation arises where a vote presents a conflict between the interests of the Fund’s stockholders and the interests of the Adviser, and the conflict is known to the Proxy Voting Committee, the Committee may retain an independent fiduciary for advice on how to vote the proposal or the Committee may direct the Adviser to abstain from voting because voting on the proposal is impracticable and/or is outweighed by the cost of voting.
Proxy Voting Records.    The Proxy Voting Committee will be responsible for documenting its basis for (a) any determination to vote a particular proxy in a manner contrary to the Guidelines, (b) any determination to vote a particular proxy in a non-uniform manner, and (c) any other material determination made by the Proxy Voting Committee, as well as for ensuring the maintenance of records of each proxy vote, as required by applicable law. The third-party proxy voting agent will maintain records of voting decisions for each vote cast on behalf of the Fund. The proxy voting record for the most recent twelve-month period ended

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June 30 is available: (i) without charge, upon request, by calling toll-free at 1-855-777-8001; and (ii) on the SEC’s website at http://www.sec.gov.
Board Reporting.    The Fund’s Chief Compliance Officer will provide a summary report of proxy voting matters at each quarterly meeting of the Board of Directors, which describes any Proxy Voting Committee meeting(s) held during the prior quarter.
Code of Ethics
The Fund and the Adviser have each adopted a code of ethics (the “Code of Ethics”) pursuant to Rule 17j-1 of the 1940 Act. The Code of Ethics permits personnel, subject to the Code of Ethics and its restrictive provisions, to invest in securities, including securities that may be purchased or held by the Fund. The Code of Ethics is filed with the SEC and can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C., and information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-551-8090. The code of conduct is also available on the EDGAR Database on the SEC’s Internet site (http://www.sec.gov), and copies of the Code of Ethics may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-0102.
Code of Conduct for Chief Executive and Senior Financial Officers
The Fund has adopted a code of ethics that applies to the Fund’s principal executive officer and principal financial officer. [The Fund has not made any substantive amendments to its code of ethics, or granted any waivers from any provisions of such code of ethics, during the fiscal year ended December 31, 2024.] The Fund undertakes to provide to any person without charge, upon request, a copy of its code of ethics by contacting Investor Relations at (855) 777-8001 or by writing to Secretary, Brookfield Infrastructure Income Fund Inc., Brookfield Place, 225 Liberty Street, 35th Floor, New York, NY 10281-1023.

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DISTRIBUTION OF FUND SHARES
Quasar Distributors, LLC, a wholly owned subsidiary of Foreside Financial Group, LLC (dba ACA Group) (the “Distributor”) serves as the principal underwriter in the continuous public offering of the Shares pursuant to a distribution agreement (the “Distribution Agreement”) with the Fund, which is subject to annual approval by the Board. The Distributor is a registered broker-dealer and a member of the Financial Industry Regulatory Authority (“FINRA”). The Distributor’s principal business address is Three Canal Plaza, Suite 100, Portland, ME 04101.
The Distribution Agreement will continue in effect with respect to the Fund for successive one-year periods, provided that each such continuance is specifically approved: (i) by the vote of a majority of the Directors who are not interested persons of the Fund (as defined in the 1940 Act) and who have no direct or indirect financial interest in the Distribution Agreement or the Advisory Agreement; and (ii) by the vote of a majority of the entire Board cast in person at a meeting called for that purpose.
The Fund has agreed to indemnify the Distributor and certain of the Distributor’s affiliates against certain liabilities, including certain liabilities arising under the 1933 Act, as amended. To the extent consistent with applicable law, the Distributor has agreed to indemnify the Fund and each Director against certain liabilities under the 1933 Act, as amended, and in connection with the services rendered to the Fund.
The Distributor acts as the distributor of Shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of the Distribution Agreement. The Distributor is not obligated to sell any specific amount of Shares.
The Fund was granted the Multi-Class Exemptive Relief by the SEC that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees.
In view of the Multi-Class Exemptive Relief, the Fund maintains a Multi-Class Plan pursuant to Rule 18f-3 under the 1940 Act. Although the Fund is not an open-end investment company, it will undertake to comply with the terms of Rule 18f-3 as a condition of the Multi-Class Exemptive Relief (which relief permits it to have, among other things, a multi-class structure and distribution and/or shareholder servicing fees). Under the Multi-Class Plan, Shares of each class of the Fund will represent an equal pro rata interest in the Fund and, generally, have identical voting, dividend, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications, and terms and conditions, except that: (a) each class has a different designation; (b) each class of Shares bears any class-specific expenses; and (c) each class shall have separate voting rights on any matter submitted to stockholders in which the interests of one class differ from the interests of any other class, and shall have exclusive voting rights on any matter submitted to stockholders that relates solely to that class.
To operate in a manner consistent with Rule 12b-1 under the 1940 Act, the Fund pays the Distributor a Distribution Fee that is calculated and payable monthly in arrears at an annualized rate of 0.60% of the average monthly net assets of the Fund attributable to each of the Class S Shares and the Class T Shares. The Class I Shares and the Class D Shares are not subject to any Distribution Fees. The Distribution Fee is for the sale and marketing of the Class S Shares and Class T Shares and to reimburse the Distributor for related expenses incurred. All or a portion of the Distribution Fee may be used to pay for sub-transfer agency, sub- accounting and certain other administrative services that are not required to be paid pursuant to a service fee under FINRA rules. The Distributor may pay all or a portion of the Distribution Fee to the Selling Agents that sell Class S Shares or Class T Shares. Payment of the Distribution Fee is governed by the Fund’s Distribution and Service Plan. Payment of the Distribution Fee is governed by the Fund’s Distribution and Service Plan.
For the fiscal year ended December 31, 2024, the Fund paid $[•] in Distribution/Service Fees.
Authorized dealers to whom substantially the entire front-end sales load is reallowed may be deemed to be underwriters, according to the definition under the 1933 Act. Pursuant to the Distribution Agreement between the Distributor and the Fund, the Fund agrees to indemnify the Distributor against certain liabilities under the 1933 Act. Any distribution-related fee may be used in whole or in part to finance distribution activities, including sales compensation, and/or stockholder account liaison and servicing activities.

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The Distributor pays financial services firms’ fees for distributing the applicable shares. The Class D Shares and the Class I Shares will not participate in the Plan.
The Fund may enter into arrangements with financial intermediaries to provide sub-transfer agent services and other related services (e.g., client statements, tax reporting, order-processing, and client relations) that otherwise could be handled by the Fund’s transfer agent, SS&C Global Investor & Distribution Solutions, Inc.. As a result, these third parties may charge fees (sometimes called “sub-transfer agency fees”) to the Fund for these services, so long as such compensation does not exceed certain limits set from time to time by the Board of Directors in consultation with management. The Fund may compensate the institution rendering such services on a per-account basis, as an asset-based fee, based on transaction fees or other charges, or on a cost reimbursement basis, or in some cases, a combination of these inputs. The aggregate amount of sub-transfer agency fees may be substantial and may exceed the actual costs incurred in engaging in these services. Accordingly, financial intermediaries may realize a profit in connection with such services. (The Adviser, the Distributor, or an affiliate may make additional payments to intermediaries for these and other services, and their payments may be based on the same or other methods of calculation. See “Revenue Sharing” below.) Sub-transfer agency fees can comprise a substantial portion of the Fund’s ongoing expenses. While the Adviser and the Distributor consider these sub-transfer agency fees to be payments for services rendered, they represent an additional business relationship between these sub-transfer agents and the Fund that often results, at least in part, from past or present sales of Shares by the sub- transfer agents or their affiliates. While sub-transfer agency fees and service levels are set in the market, there generally is limited comparative information available about them. The Fund and the Adviser also face certain conflicts of interest when considering these relationships in that the counterparty is both a prospective service provider and, typically, a distribution partner. The Adviser’s practice of paying sub- transfer agency fees above agreed limits as revenue sharing (as discussed further below) also creates conflicts of interest for the parties when considering sub-transfer agency relationships, and that is so both generally and in terms of the allocation of those fees between the Fund and the Adviser.
Distribution and Servicing Plan
The Fund has implemented a “Distribution and Servicing Plan” with respect to its Class D Shares, Class S Shares, and Class T Shares, under which the Fund may compensate financial intermediaries for providing ongoing services in respect of Fund stockholders. Such services may include responding to customer inquiries of a general nature regarding the Fund; crediting distributions from the Fund to customer accounts; arranging for bank wire transfer of funds to or from a customer’s account; responding to customer inquiries and requests regarding Statements of Additional information, stockholder reports, notices, proxies and proxy statements, and other Fund documents; forwarding prospectuses, Statements of Additional Information, tax notices and shareholder reports to beneficial owners of Shares; and providing such other similar services as a Fund may reasonably request to the extent a financial intermediary is permitted to do so under applicable statutes, rules, or regulations.
Under the Distribution and Servicing Plan, with respect to the Class D Shares, the Fund may incur expenses on an annual basis equal to 0.25% of its average net assets attributable to the Class D Shares for Servicing Fees. Under the Distribution and Servicing Plan, with respect to each of Class S and Class T shares, the Fund may incur expenses on an annual basis equal up to 0.85% of its average net assets attributable to the Class S and Class T shares, respectively, for Distribution and Servicing Fees. The Adviser, the Distributor or an affiliate may make additional payments to intermediaries for these and other services, and their payments may be based on the same or other methods of calculation. See “Revenue Sharing” below.
Revenue Sharing
The Adviser, the Administrator, or an affiliate may, from time to time, out of its (or their) own resources, make substantial cash payments — sometimes referred to as “revenue sharing” — to broker-dealers or financial intermediaries for various reasons. The revenue sharing payments do not change the price paid by investors for the purchase of the Shares or the amount the Fund will receive as proceeds from such sales. Although a broker-dealer or financial intermediary may seek revenue sharing payments to offset costs incurred by the firm in servicing its clients who have invested in the Fund, the aggregate amount of these payments to broker-dealers or financial intermediaries may be substantial and may exceed the actual costs

69

incurred in engaging in these promotional activities or services. Accordingly, broker-dealers or financial intermediaries may realize a profit in connection with such activities or services.
Revenue sharing payments may support the delivery of services to the Fund or to stockholders in the Fund, including, without limitation, transaction processing and sub-accounting services. These payments also may serve as an incentive to sell Shares and/or to promote retention of customer assets in the Fund. The Distributor, the Adviser, the Administrator, or an affiliate does not consider a broker-dealer or financial intermediary’s sale of Shares when selecting brokers or dealers to effect portfolio transactions for the Fund.
Revenue sharing also may include any other payment requirement of a broker-dealer or another third-party intermediary. All such payments are paid by the Adviser, the Distributor, the Administrator, or an affiliate of either out of its (or their) own resources and are in addition to any distribution-related payments described elsewhere in this Statement of Additional Information. Revenue sharing payments may be structured, among other means, (i) as a percentage of sales; (ii) as a percentage of net assets; (iii) as a flat fee per transaction; (iv) as a fixed dollar amount; or (v) as some combination of any of these. In many cases, they therefore may be viewed as encouraging sales activity or retention of assets in the Fund. Generally, any revenue sharing or other payments of the type just described will have been requested by the party receiving them, often as a condition of distribution, but are subject to negotiation as to their structure and scope. Various factors are used to determine whether to make revenue sharing payments. Possible considerations include, without limitation, the types of services provided by the broker-dealer or financial intermediary, sales of Shares, the redemption rates on accounts of clients of the broker-dealer or financial intermediary or overall asset levels of the Fund held for or by clients of the broker-dealer or financial intermediary, the willingness of the broker-dealer or financial intermediary to allow the Distributor, the Adviser, or an affiliate to provide educational and training support for the broker-dealer’s or financial intermediary’s sales personnel relating to the Fund, as well as the overall quality of the services provided by the broker-dealer or financial intermediary
Stockholders or prospective investors should be aware that revenue sharing arrangements or other payments to intermediaries could create incentives on the part of the parties receiving the payments to consider selling more Shares relative to other funds either not making payments of this nature or making smaller such payments. A stockholder or prospective investor with questions regarding revenue sharing or other such payments may obtain more details by contacting his or her broker representative or other financial intermediary directly.
How to Purchase Shares
The methods of buying and selling shares and the front-end sales loads applicable to purchases of Shares are described in the Prospectus.

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REPURCHASES
The Fund does not currently intend to list the Shares for trading on any securities exchange or any other trading market in the near future. The Fund intends, but is not obligated, to conduct quarterly tender offers for up to 5.0% of its outstanding Shares at the applicable NAV per share as of the applicable valuation date in the sole discretion of the Board of Directors. In the event a tender offer is oversubscribed by stockholders who tender Shares, the Fund will repurchase a pro rata portion by value of the Shares tendered by each stockholder, extend the tender offer, or take any other action with respect to the tender offer permitted by applicable law. Any repurchase of Shares from a stockholder that were held for less than one year (on a first-in, first-out basis) will be subject to an “Early Repurchase Fee” equal to 2% of the NAV (measured as of the repurchase date) of any Shares repurchased by the Fund that were held for less than one year. If an Early Repurchase Fee is charged to a stockholder, the amount of such fee will be retained by the Fund. An Early Repurchase Fee payable by a stockholder may be waived by the Fund, in circumstances where the Board of Directors determines that doing so is in the best interests of the Fund and in a manner as will not discriminate unfairly against any stockholder.
Repurchases will be made at such times and on such terms as may be determined by the Board, in its sole discretion. However, no assurance can be given that repurchases will occur or that any Shares properly tendered will be repurchased by the Fund.
In any given quarter, the Adviser may or may not recommend to the Board that the Fund conduct a tender offer. For example, if adverse market conditions cause the Fund’s investments to become more illiquid or trade at depressed prices or if the Adviser believes that conducting a tender offer for 5.0% of the Fund’s outstanding Shares would impose an undue burden on stockholders who do not tender compared to the benefits of giving stockholders the opportunity to sell all or a portion of their Shares at NAV, the Fund may choose not to conduct a tender offer or may choose to conduct a tender offer for less than 5.0% of its outstanding Shares. Regardless of the recommendation of the Adviser, the Board may or may not determine to cause the Fund to conduct a tender offer for any given quarter.
Following the commencement of an offer to repurchase Shares, the Fund may suspend, postpone or terminate such offer in certain circumstances upon the determination of a majority of the Board, including a majority of the independent directors, that such suspension, postponement or termination is advisable for the Fund and its stockholders, including, without limitation, circumstances as a result of which it is not reasonably practicable for the Fund to dispose of its investments or to determine its net asset value, and other unusual circumstances. In the event of termination, however, the Fund may terminate an offer only upon the occurrence of conditions as specified at the outset of the offer that are objectively verifiable and outside of the control of the Fund or its agents or affiliates. Stockholders may withdraw their written tenders after the expiration of 40 business days from the commencement of the offer if the tender has not yet been accepted by the Fund for payment. Once the tender has been accepted for payment, the Fund will repurchase the Shares and remit the repurchase price to stockholders, less any applicable Early Repurchase Fee, within 5 business days after the applicable expiration date in all instances.
The Fund intends to comply with an exemption under Financial Industry Regulatory Authority (“FINRA”) Rule 5110 that requires the Fund to make at least two tender offers per calendar year. However, there may be quarters in which no tender offer is made, and it is possible that no future tender offers will be conducted by the Fund at all. If a tender offer is not made, stockholders may not be able to sell their Shares as it is unlikely that a secondary market for the Shares will develop or, if a secondary market does develop, stockholders may be able to sell their Shares only at substantial discounts from NAV. If the Fund does conduct tender offers, it may be required to sell its more liquid, higher quality portfolio securities to fund the purchase of Shares that are tendered, which may increase risks for remaining stockholders and increase fund expenses as a percent of assets. The Fund is designed primarily for long-term investors and an investment in the Shares should be considered illiquid.

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PORTFOLIO TRANSACTIONS AND BROKERAGE
In most instances, the Fund will purchase private securities issued by operating companies, and such purchases by the Fund may be, but are generally not, subject to transaction expenses.
With respect to any direct investing conducted by the Fund for the Public Securities Portfolio (i.e., individual publicly traded securities), the Sub-Adviser will seek best execution. The full range and quality of services available will be considered in making these determinations, such as: the price of the security; the commission rate; the execution capability, including execution speed and reliability; trading expertise and knowledge of the other side of the trade; reputation and integrity; market depth and available liquidity; recent order flow; timing and size of an order; and other factors. In those instances where it is reasonably determined that more than one broker dealer can offer the services needed to obtain the most favorable price and execution available, consideration may be given to those broker dealers which furnish or supply research and statistical information to the Sub-Adviser that it may lawfully and appropriately use in its investment advisory capacities, as well as provide other services in addition to execution services. The Sub-Adviser considers such information, which is in addition to and not in lieu of the services required to be performed by the Sub-Adviser under the Sub-Advisory Agreement, to be useful in varying degrees, but of indeterminable value.
Investment decisions for the Fund are made independently from those of other client accounts or mutual funds managed or advised by the Sub-Adviser. Nevertheless, it is possible that at times identical securities will be acceptable for both the Fund and one or more of such client accounts or mutual funds. In such event, the position of the Fund and such client accounts or mutual funds in the same issuer may vary and the length of time that each may choose to hold its investment in the same issuer may likewise vary. However, to the extent any of these client accounts or mutual funds seek to acquire the same security as the Fund at the same time, the Fund may not be able to acquire as large a portion of such security as it desires, or it may have to pay a higher price or obtain a lower yield for such security. Similarly, the Fund may not be able to obtain as high a price for, or as large an execution of, an order to sell any particular security at the same time. If one or more of such client accounts or mutual funds simultaneously purchases or sells the same security that the Fund is purchasing or selling, each day’s transactions in such security will be allocated between the Fund and all such client accounts or mutual funds in a manner deemed equitable by the Sub-Adviser, taking into account the respective sizes of the accounts and the amount of cash available for investment, the investment objective of the account, and the ease with which a client’s appropriate amount can be bought, as well as the liquidity and volatility of the account and the urgency involved in making an investment decision for the client. It is recognized that in some cases this system could have a detrimental effect on the price or value of the security insofar as the Fund is concerned. In other cases, however, it is believed that the ability of the Fund to participate in volume transactions may produce better executions for the Fund.
There is generally no stated commission in the case of fixed-income securities, which are often traded in the OTC markets, but the price paid by the Fund usually includes an undisclosed dealer commission or mark-up.
The table below indicates the portion of the Fund’s brokerage commissions for the fiscal years ended December 31, 2024, and for the period from the commencement of operations, November 1, 2023 through December 31, 2023, which was directed to brokers who, in addition to providing trade execution, also supplied that Fund or the Adviser with research services.
Brookfield Infrastructure Income Fund Inc.	Dollar Value of Securities Traded		Related Soft Dollar Brokerage Commissions
December 31, 2024	$	[•]	$	[•]
November 1, 2023 – December 31, 2024		$0		$0

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PORTFOLIO TURNOVER
Portfolio turnover rate is calculated by dividing the lesser of an investment company’s annual sales or purchases of portfolio securities by the monthly average value of securities in its portfolio during the year, excluding portfolio securities the maturities of which at the time of acquisition were one year or less. A high rate of portfolio turnover involves correspondingly greater brokerage commission expense than a lower rate, which expense must be borne by the Fund and indirectly by its stockholders. The portfolio turnover rate may vary from year to year and will not be a factor when the Adviser or Sub-Adviser determines that portfolio changes are appropriate. A higher rate of portfolio turnover may result in taxable gains being passed to stockholders sooner than would otherwise be the case. During the most recent fiscal year ended December 31, 2024, the portfolio turnover rate of the Fund was [•]% of the average value of its portfolio.

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TAXATION
The following discussion is a summary of certain U.S. federal income tax considerations affecting the Fund and its stockholders. Except as expressly provided otherwise, this discussion assumes you are a U.S. person (as defined for U.S. federal income tax purposes) and that you hold your common Shares as capital assets. This discussion is based upon current provisions of the Code, the Treasury regulations promulgated thereunder and judicial and administrative authorities, all of which are subject to change or differing interpretations by the courts or the Internal Revenue Service (the “IRS”), possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position different from any of the tax aspects set forth below. No attempt is made to discuss state, local or foreign tax consequences to investors in the Fund, nor to present a detailed explanation of all federal tax concerns affecting the Fund and its stockholders (including stockholders owning large positions in the Fund).
The discussions set forth herein and in the Prospectus do not constitute tax advice and potential investors are urged to consult their own tax advisers to determine the specific tax consequences to them of investing in the Fund.
Taxation of the Fund
The Fund has elected and intends to qualify annually, as a regulated investment company under Subchapter M of the Code. Accordingly, the Fund must, among other things, meet the following requirements regarding the source of its income and the diversification of its assets.
(i)
The Fund must derive in each taxable year at least 90% of its gross income from the following sources, which are referred to herein as “Qualifying Income”: (a) dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gain from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or foreign currencies; and (b) interests in publicly traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in clause (a) above (each, a “Qualified Publicly Traded Partnership”).

(ii)
The Fund must diversify its holdings so that, at the end of each quarter of each taxable year, (a) at least 50% of the market value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the market value of the Fund’s total assets is invested in the securities (other than U.S. government securities and the securities of other regulated investment companies) of (I) any one issuer, (II) any two or more issuers that the Fund controls and that are determined to be engaged in the same or similar trades or businesses or related trades or businesses or (III) any one or more Qualified Publicly Traded Partnerships.

Income from the Fund’s investments in grantor trusts and partnerships that are not Qualified Publicly Traded Partnerships (if any) will be Qualifying Income to the extent it is attributable to items of income of such trust or partnership that would be Qualifying Income if earned directly by the Fund. The Fund’s investments in partnerships, including in Qualified Publicly Traded Partnerships, may result in the Fund’s being subject to state, local or foreign income, franchise or withholding tax liabilities.
As a regulated investment company, the Fund generally will not be subject to U.S. federal income tax on income and gains that the Fund distributes to its stockholders, provided that it distributes each taxable year at least the sum of (i) 90% of the Fund’s investment company taxable income (which includes, among other items, dividends, interest and the excess of any net short-term capital gain over net long-term capital loss and other taxable income, other than any net capital gain (as defined below), reduced by deductible expenses) determined without regard to the deduction for dividends paid and (ii) 90% of the Fund’s net tax-exempt interest income (the excess of its gross tax-exempt interest over certain disallowed

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deductions). The Fund intends to distribute substantially all of such income at least annually. The Fund will be subject to income tax at regular corporate rates on any taxable income or gains that it does not distribute to its stockholders. There can be no assurance that the Fund’s distributions will be sufficient to eliminate all taxes in all periods. [The Fund deferred, on a tax basis, late year ordinary losses of $[•] and post-October capital losses of $[•]. The Fund had no capital loss carryforwards as at December 31, 2024.]
The Code imposes a 4% nondeductible federal excise tax on the Fund to the extent the Fund does not distribute by the end of any calendar year an amount at least equal to the sum of (i) 98% of its ordinary income (not taking into account any capital gain or loss) for the calendar year, (ii) 98.2% of its capital gain in excess of its capital loss (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year (unless an election is made to use the Fund’s fiscal year), and (iii) certain undistributed amounts from previous years on which the Fund paid no U.S. federal income tax. While the Fund intends to distribute any income and capital gain in the manner necessary to minimize imposition of the 4% excise tax, there can be no assurance that sufficient amounts of the Fund’s taxable income and capital gain will be distributed to entirely avoid the imposition of the excise tax. In that event, the Fund will be liable for the excise tax only on the amount by which it does not meet the foregoing distribution requirement.
A distribution will be treated as paid during the calendar year if it is declared by the Fund in October, November or December of the year, payable to stockholders of record on a date during such a month and paid by the Fund during January of the following year. Any such distributions paid during January of the following year will be deemed to be received by the Fund’s stockholders on December 31st of the year the distributions are declared, rather than when the distributions are actually received.
If for any taxable year the Fund does not qualify as a regulated investment company, all of its taxable income (including its net capital gain) will be subject to tax at regular corporate rates without any deduction for distributions to stockholders, and such distributions will be taxable to the stockholders as ordinary dividends to the extent of the Fund’s current or accumulated earnings and profits. Such dividends, however, would be eligible (provided certain holding period and other requirements are met) (i) to be treated as qualified dividend income in the case of individual stockholders and (ii) for the dividends received deduction in the case of corporate stockholders. The Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before qualifying for taxation as a regulated investment company. If the Fund fails to qualify as a regulated investment company in any year, it must pay out its earnings and profits accumulated in that year in order to qualify again as a regulated investment company. If the Fund failed to qualify as a regulated investment company for a period greater than two taxable years, the Fund may be required to recognize and pay tax on any net built-in gains with respect to certain of its assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if the Fund had been liquidated) or, alternatively, to elect to be subject to taxation on such built-in gain recognized for a period of five years, in order to qualify as a regulated investment company in a subsequent year.
Certain of the Fund’s investment practices are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions (including the dividends received deduction, if any), (ii) convert lower taxed long-term capital gains and qualified dividend income, if any, into higher taxed short-term capital gains or ordinary income, (iii) convert ordinary loss or a deduction into capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions, and (vii) produce income that will not qualify as good income for purposes of the 90% annual gross income requirement described above. The Fund will monitor its transactions and may make certain tax elections and may be required to borrow money or dispose of securities to mitigate the effect of these rules and prevent disqualification of the Fund as a regulated investment company.
Gain or loss on the sale of securities by the Fund will generally be long-term capital gain or loss if the securities have been held by the Fund for more than one year. Gain or loss on the sale of securities held for one year or less will be short-term capital gain or loss.

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The premium received by the Fund for writing a call option is not included in income at the time of receipt. If the option expires, the premium is short-term capital gain to the Fund. If the Fund enters into a closing transaction, the difference between the amount paid to close out its position and the premium received is short-term capital gain or loss. If a call option written by the Fund is exercised, thereby requiring the Fund to sell the underlying security, the premium will increase the amount realized upon the sale of the security and any resulting gain or loss will be long-term or short-term, depending upon the holding period of the security. With respect to a put or call option that is purchased by the Fund, if the option is sold, any resulting gain or loss will be a capital gain or loss, and will be short-term or long-term, depending upon the holding period for the option. If the option expires, the resulting loss is a capital loss and is short-term or long-term, depending upon the holding period for the option. If the option is exercised, the cost of the option, in the case of a call option, is added to the basis of the purchased security and, in the case of a put option, reduces the amount realized on the underlying security in determining gain or loss. Because the Fund does not have control over the exercise of the call options it writes, such exercises or other required sales of the underlying securities may cause the Fund to realize capital gains or losses at inopportune times.
The Fund’s transactions in foreign currencies, forward contracts, options, futures contracts (including options and futures contracts on foreign currencies) and short sales, to the extent permitted, will be subject to special provisions of the Code (including provisions relating to “hedging transactions,” “straddles” and “constructive sales”) that may, among other things, affect the character of gains and losses realized by the Fund (i.e., may affect whether gains or losses are ordinary or capital), accelerate recognition of income to the Fund and defer Fund losses. These rules could therefore affect the character, amount and timing of distributions to common stockholders. Certain of these provisions may also (a) require the Fund to mark-to- market certain types of the positions in its portfolio (i.e., treat them as if they were closed out at the end of each year), (b) cause the Fund to recognize income without receiving cash with which to pay dividends or make distributions in amounts necessary to satisfy the distribution requirements for avoiding income and excise taxes, (c) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income and/or (d) treat dividends that would otherwise be eligible for the corporate dividends received deduction as ineligible for such treatment.
The Fund’s investment in so-called “section 1256 contracts,” such as regulated futures contracts, most foreign currency forward contracts traded in the interbank market and options on most stock indices, are subject to special tax rules. All section 1256 contracts held by the Fund at the end of its taxable year are required to be marked to their market value, and any unrealized gain or loss on those positions will be included in the Fund’s income as if each position had been sold for its fair market value at the end of the taxable year. The resulting gain or loss will be combined with any gain or loss realized by the Fund from positions in section 1256 contracts closed during the taxable year. Provided such positions were held as capital assets and were not part of a “hedging transaction” or a “straddle,” 60% of the resulting net gain or loss will be treated as long-term capital gain or loss, and 40% of such net gain or loss will be treated as short-term capital gain or loss, regardless of the period of time the positions were actually held by the Fund.
If the Fund purchases Shares in certain foreign investment entities called passive foreign investment companies (“PFICs”), the Fund may be subject to federal income tax on a portion of any “excess distribution” or gain from the disposition of such Shares even if such income is distributed as a taxable dividend by the Fund to the stockholders. Additional charges in the nature of interest may be imposed on the Fund in respect of deferred taxes arising from such distributions or gains. Elections may be available to the Fund to mitigate the effect of this tax and the additional charges, but such elections generally accelerate the recognition of income without the receipt of cash. Dividends paid by PFICs are not treated as qualified dividend income, as discussed below under “Taxation of Stockholders.”
If the Fund invests in the stock of a PFIC, or any other investment that produces income that is not matched by a corresponding cash distribution to the Fund, the Fund could be required to recognize income that it has not yet received. Any such income would be treated as income earned by the Fund and therefore would be subject to the distribution requirements of the Code. This might prevent the Fund from distributing 90% of its net investment income as is required in order to avoid Fund-level U.S. federal income taxation on its distributed income, or might prevent the Fund from distributing enough ordinary income and capital gain net income to avoid completely the imposition of the excise tax. To avoid this result, the Fund may be required to borrow money or dispose of securities to be able to make required distributions to the stockholders.

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The Fund may invest in debt obligations purchased at a discount with a fixed maturity date of more than one year from the date of issuance (and zero-coupon debt obligations with a fixed maturity date of more than one year from the date of issuance) that are treated as debt obligations with original issue discount. Original issue discount (“OID”) is the excess of a debt instrument’s stated redemption price at maturity over its issue price provided that such amount is not de minimis. The issue price is generally the initial offering price to the public (excluding bond houses and brokers) at which a substantial amount of the debt instrument was sold, and the stated redemption price at maturity is the sum of all amounts (principal and interest) payable on the debt instrument, other than qualified stated interest. Qualified stated interest is stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually over the term of the debt instrument at a single fixed rate. Generally, the amount of OID for U.S. income tax purposes is treated as interest income that is included in the Fund’s income and is required to be distributed over the term of the debt obligation (even though payment of that amount is not received until a later time upon partial or full repayment or disposition of the debt obligation) in order to qualify as a regulated investment company and to avoid the 4% nondeductible excise tax potentially applicable to RICs. Increases in the principal amount of an inflation-indexed bond will generally be treated as OID. The rate at which OID accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects.
The Fund may also invest in debt obligations with a fixed maturity date of more than one year from the date of issuance that are acquired by the Fund in the secondary market, which may be treated as having “market discount.” Generally, market discount is the excess of the stated redemption price of a debt obligation (or in the case of an obligation issued with OID, its “revised issue price”) over the purchase price of such obligation. Generally, (i) any gain recognized on the disposition of, and any partial payment of principal on, a debt obligation having market discount is treated as ordinary income to the extent the gain or principal payment does not exceed the “accrued market discount” on such debt obligation, (ii) alternatively, the Fund may elect to accrue market discount currently, in which case the Fund will be required to include the accrued market discount on such debt obligations in the Fund’s income (as ordinary income) and thus distribute it over the term of the debt obligations (even though payment of that amount is not received until a later time upon partial or full repayment or disposition of the debt obligations), and (iii) if the Fund makes the election described in clause (ii), the rate at which the market discount accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects. The Fund reserves the right to revoke such an election at any time pursuant to applicable IRS procedures. In the case of higher-risk obligations, the amount of market discount may be unclear under the various applicable regulations that affect high-yield securities.
From time to time, a substantial portion of the Fund’s investments in loans and other debt obligations could be treated as having OID and/or market discount, which in some cases could be significant. To generate sufficient cash to make the required distributions as a RIC, the Fund may be required to raise cash, including by selling securities in its portfolio (including at times when it is not advantageous to do so) that it otherwise would have continued to hold.
The Fund may also invest in securities rated in the medium to lower rating categories by nationally recognized rating organizations, and in unrated securities (“high-yield securities”). All or a portion of the interest payments and accrued OID on such high-yield securities may not be deductible to the issuer and instead may be treated as dividends paid by the issuer for certain U.S. federal income tax purposes. In such cases, if the issuer of the high-yield discount obligation is a domestic corporation, dividend payments by the Fund may be eligible for the dividends-received deduction to the extent attributable to the deemed- dividend portion of such OID.
Under section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such income or receivables or pays such liabilities or expenses are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency forward contracts and the disposition of debt securities denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

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Dividends or other income (including, in some cases, capital gains) received by the Fund from investments in foreign securities may be subject to withholding and other taxes imposed by foreign countries. Tax conventions between certain countries and the United States may reduce or eliminate such taxes in some cases. If more than 50% of the Fund’s total assets at the close of its taxable year consists of stock or securities of foreign corporations, the Fund may elect for U.S. federal income tax purposes to treat foreign income taxes paid by it as paid by its stockholders. The Fund may qualify for and make this election in some, but not necessarily all, of its taxable years. If the Fund were to make such an election, stockholders of the Fund would be required to take into account an amount equal to their pro rata portions of such foreign taxes in computing their taxable income and then treat an amount equal to those foreign taxes as a U.S. federal income tax deduction (subject to limitations which may be significant) or as a foreign tax credit (subject to limitations which may be significant) against their U.S. federal income liability. Shortly after any year for which it makes such an election, the Fund will report to its stockholders the amount per share of such foreign income tax that must be included in each stockholder’s gross income and the amount that may be available for the deduction or credit.
Taxation of Stockholders
The Fund will either distribute or retain for reinvestment all or part of its net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss). If any such gain is retained, the Fund will be subject to U.S. federal income tax at regular corporate rates on such amount. In that event, the Fund expects to designate the retained amount as undistributed capital gain in a notice to its stockholders, each of whom (i) will be required to include in income for tax purposes as long-term capital gain its share of such undistributed amounts, (ii) will be entitled to credit its proportionate share of the tax paid by the Fund against its federal income tax liability and to claim refunds to the extent that the credit exceeds such liability and (iii) will increase its basis in its common Shares by the excess of the amount described in clause (i) over the amount described in clause (ii).
Distributions paid by the Fund from its investment company taxable income, which includes net short-term capital gain, generally are taxable as ordinary income to the extent of the Fund’s earnings and profits, whether paid in cash or reinvested in the Shares. Such distributions (if reported by the Fund) may, however, qualify (provided holding period and other requirements are met by both the Fund and the stockholder) (i) for the dividends received deduction available to corporations, but only to the extent that the Fund’s income consists of dividend income from U.S. corporations and (ii) in the case of individual stockholders, as qualified dividend income eligible to be taxed at long-term capital gain rates to the extent that the Fund receives qualified dividend income. Qualified dividend income is, in general, dividend income from taxable domestic corporations and certain qualified foreign corporations. There can be no assurance as to what portion of the Fund’s distributions will qualify for favorable treatment as qualified dividend income.
Distributions of net capital gain reported as capital gain distributions, if any, are taxable to stockholders at rates applicable to long-term capital gain, whether paid in cash or reinvested in the Shares, and regardless of how long the stockholder has held the Fund’s common Shares. Capital gain distributions are not eligible for the dividends received deduction.
If, for any calendar year, the total distributions exceed both current earnings and profits and accumulated earnings and profits, the excess will generally be treated as a tax-free return of capital up to the amount of a stockholder’s tax basis in the common Shares. The amount treated as a tax-free return of capital will reduce a stockholder’s tax basis in the common Shares, thereby increasing such stockholder’s potential gain or reducing his or her potential loss on the sale of the common Shares. Any amounts distributed to a stockholder in excess of his or her basis in the common Shares will be taxable to the stockholder as capital gain (assuming your common Shares are held as a capital asset). The Fund may make distributions that are taxable even during periods in which the Fund’s share price has declined. Prospective investors should be aware that the price of the Shares may reflect the value of an upcoming distribution. Any such distribution will be taxable to a stockholder even though it could be considered a return of capital in an economic sense.
Stockholders may be entitled to offset their capital gain distributions (but not distributions eligible for qualified dividend income treatment) with capital losses. There are a number of statutory provisions affecting

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when capital losses may be offset against capital gain, and limiting the use of losses from certain investments and activities. Accordingly, stockholders with capital loss are urged to consult their tax advisers.
Upon a sale, exchange or other disposition of common Shares, a stockholder will generally realize a taxable gain or loss equal to the difference between the amount of cash and the fair market value of other property received and the stockholder’s adjusted tax basis in the common Shares. Such gain or loss will be treated as long-term capital gain or loss if the common Shares have been held for more than one year. Any loss realized on a sale or exchange of common Shares will be disallowed to the extent the common Shares disposed of are replaced by substantially identical common Shares within a 61-day period beginning 30 days before and ending 30 days after the date that the common Shares are disposed of. In such a case, the basis of the common Shares acquired will be adjusted to reflect the disallowed loss.
Dividends, net capital gains and certain other income derived from investment activity are generally subject to a 3.8% federal tax on net investment income for stockholders whose gross income exceeds $200,000 for single filers and $250,000 for joint filers.
Any loss realized by a stockholder on the sale of the Shares held by the stockholder for six months or less will be treated for tax purposes as a long-term capital loss to the extent of any capital gain distributions received by the stockholder (or amounts credited to the stockholder as an undistributed capital gain) with respect to such common Shares. Ordinary income distributions and capital gain distributions also may be subject to state and local taxes. stockholders are urged to consult their own tax advisers regarding specific questions about U.S. federal (including the application of the alternative minimum tax), state, local or foreign tax consequences to them of investing in the Fund.
A stockholder that is a nonresident alien individual or a foreign corporation (a “non-U.S. investor”) generally will be subject to U.S. withholding tax at the rate of 30% (or possibly a lower rate provided by an applicable tax treaty) on ordinary income dividends (except as discussed below). Different tax consequences may result if the non-U.S. investor is engaged in a trade or business in the United States or, in the case of an individual, is present in the United States for 183 days or more during a taxable year and certain other conditions are met.
Properly reported dividends are generally exempt from U.S. federal withholding tax where they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% stockholder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year). Depending on its circumstances, however, the Fund may report all, some or none of its potentially eligible dividends as such qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a non-U.S. investor will need to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, IRS Form W-8BEN-E or substitute Form). In the case of common Shares held through an intermediary, the intermediary may withhold even if the Fund reports the payment as qualified net interest income or qualified short-term capital gain. Non-U.S. investors should contact their intermediaries with respect to the application of these rules to their accounts. There can be no assurance as to what portion of the Fund’s distributions will qualify for favorable treatment as qualified net interest income or qualified short-term capital gains.
Assuming applicable disclosure and certification requirements are met, U.S. federal withholding tax will generally not apply to any gain or income realized by a non-U.S. investor in respect of any distributions of net capital gain or upon the sale or other disposition of common Shares (unless the Fund is treated as a USRPHC). Please see “Risks Associated with an Investment in the Fund — Non-U.S. Investors” for additional information regarding the tax consequences to a non-U.S. investor if the Fund is treated as a USRPHC.
Non-U.S. investors should consult their tax advisers regarding the tax consequences of investing in the Fund’s common Shares.

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Foreign Account Tax Compliance Act (FATCA)
Subject to any applicable intergovernmental agreements, a 30% withholding tax on the Fund’s distributions generally applies if paid to a foreign entity unless: (i) if the foreign entity is a “foreign financial institution,” it undertakes certain due diligence, reporting, withholding and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. Under proposed Treasury regulations, which may be relied upon until final Treasury regulations are published, there is no FATCA withholding on gross proceeds from the sale or disposition of the Shares or on certain capital gains distributions. If withholding is required under FATCA on a payment related to your Shares, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefits of such exemption or reduction. The Fund will not pay any additional amounts in respect to amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.
Backup Withholding
The Fund may be required to backup withhold U.S. federal income tax on all taxable distributions and repurchase proceeds payable to certain non-exempt stockholders who fail to provide the Fund with their correct taxpayer identification number or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. Backup withholding, currently at a rate of 24%, is not an additional tax. Any amounts withheld may be refunded or credited against such stockholder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.
The foregoing is a general and abbreviated summary of certain provisions of the Code and Treasury regulations presently in effect applicable to the Fund. The tax law is subject to change by legislative, judicial or administrative action, either prospectively or retroactively. Tax consequences are not the Fund’s primary consideration in implementing its investment strategy. The Fund may produce taxable income to stockholders even during periods in which the price of Shares in the Fund have declined. The Fund does not presently contemplate obtaining a ruling from the IRS or opinion of counsel with respect to any tax issues. Persons considering an investment in common Shares should consult their own tax advisers regarding the purchase, ownership and disposition of the Shares.

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INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
[•], serves as the Fund’s independent registered public accounting firm, whose services include an audit of the Fund’s financial statements and the performance of other related audit and tax services.
CUSTODIAN AND TRANSFER AGENT
The custodian of the assets of the Fund is J.P. Morgan Chase Bank, N.A., located at 1111 Polaris Parkway, Columbus, Ohio 43240. J.P. Morgan Chase Bank, N.A. performs custodial, fund accounting and portfolio accounting services. SS&C Global Investor & Distribution Solutions, Inc., located at 430 W 7th Street, Suite 219204, Kansas City, Missouri 64105-1407, serves as the Fund’s transfer agent and dividend paying agent with respect to the Shares.
LEGAL MATTERS
Certain legal matters in connection with the Shares will be passed upon for the Fund by Paul Hastings LLP and, with respect to certain matters of Maryland law, by Venable LLP. Paul Hastings LLP may rely on the opinion of Venable LLP as to certain matters of Maryland law.
ADDITIONAL INFORMATION
A registration statement on Form N-2, including amendments thereto, relating to the Shares offered hereby, has been filed by the Fund with the SEC in Washington, D.C. The Fund’s Prospectus and this SAI do not contain all of the information set forth in the Fund’s registration statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Shares offered hereby, reference is made to the Fund’s registration statement. Statements contained in the Fund’s Prospectus and this SAI as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Fund’s registration statement, each such statement being qualified in all respects by such reference. Copies of the Fund’s registration statement may be inspected without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the SEC upon the payment of certain fees prescribed by the SEC or on the SEC’s website at http://www.sec.gov.

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FINANCIAL STATEMENTS
The Fund’s audited financial statements appearing in the Fund’s Form N-CSR for the fiscal year ended December 31, 2024, are incorporated by reference into this Statement of Additional Information and have been so incorporated in reliance upon the reports of [•], independent registered public accounting firm for the Fund, whose report is included in such
https://www.brookfieldoaktree.com/fund/brookfield-infrastructure-income-fund-inc.
The Fund’s financial statements are available upon request and without charge by writing to the Fund at Brookfield Infrastructure Income Fund Inc. 225 Liberty Street, 35th Floor New York, New York 10281.

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APPENDIX A
DESCRIPTION OF S&P, MOODY’S AND FITCH RATINGS
Moody’s Investors Service Inc. — A brief description of the applicable Moody’s Investors Service, Inc. (Moody’s) rating symbols and their meanings (as published by Moody’s) follows:
1. Long-Term Obligation Ratings
Moody’s long-term obligation ratings are opinions of the relative credit risk of financial obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Such ratings use Moody’s Global Scale and reflect both the likelihood of default and any financial loss suffered in the event of default.
Moody’s Long-Term Rating Definitions:
Aaa:	Obligations rated Aaa are judged to be of the highest quality, with minimal credit risk.
Aa:	Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.
A:	Obligations rated A are considered upper-medium grade and are subject to low credit risk.
Baa:	Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.
Ba:	Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk.
B:	Obligations rated B are considered speculative and are subject to high credit risk
Caa:	Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk.
Ca:	Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.
C:	Obligations rated C are the lowest rated class and are typically in default, with little prospect for recovery of principal or interest.
Note:	Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.
Short-Term Debt Ratings
There are three rating categories for short-term municipal obligations that are considered investment grade. These ratings are designated as Municipal Investment Grade (“MIG”) and are divided into three levels — MIG 1 through MIG 3. In addition, those short-term obligations that are of speculative quality are designated SG, or speculative grade. MIG ratings expire at the maturity of the obligation.
MIG 1.	This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.
MIG 2.	This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.
MIG 3.	This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.
SG.	This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

Demand Obligation Ratings
In the case of variable rate demand obligations (“VRDOs”), a two-component rating is assigned; a long- or short-term debt rating and a demand obligation rating. The first element represents Moody’s evaluation of the degree of risk associated with scheduled principal and interest payments. The second element represents Moody’s evaluation of the degree of risk associated with the ability to receive purchase price upon demand (“demand feature”), using a variation of the MIG rating scale, the Variable Municipal Investment Grade or VMIG rating.
When either the long- or short-term aspect of a VRDO is not rated, that piece is designated NR, e.g., Aaa/NR or NR/VMIG 1.
VMIG rating expirations are a function of each issue’s specific structural or credit features.
VMIG 1.	This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.
VMIG 2.	This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.
VMIG 3.	This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.
SG.	This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have an investment grade short-term rating or may lack the structural and/or legal protections necessary to ensure the timely payment of purchase price upon demand.
2. Short-Term Ratings
Moody’s short-term ratings are opinions of the ability of issuers to honor short-term financial obligations. Ratings may be assigned to issuers, short-term programs or to individual short-term debt instruments. Such obligations generally have an original maturity not exceeding thirteen months, unless explicitly noted.
Moody’s employs the following designations to indicate the relative repayment ability of rated issuers:
P-1	Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.
P-2	Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.
P-3	Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.
NP	Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.
NOTE:	Canadian issuers rated P-1 or P-2 have their short-term ratings enhanced by the senior-most long-term rating of the issuer, its guarantor or support-provider.

S&P Global Ratings
A brief description of the applicable S&P Global Ratings (S&P) rating symbols and their meanings (as published by S&P) follows:
Issue Credit Rating Definitions
An S&P Global Ratings issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P Global Ratings’ view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.
Issue credit ratings can be either long term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days, including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.
Long-Term Issue Credit Ratings
Issue credit ratings are based, in varying degrees, on the following considerations:
•
Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

•
Nature of and provisions of the obligation;

•
Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)
AAA:	An obligation rated ‘AAA’ has the highest rating assigned by S&P. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.
AA:	An obligation rated ‘AA’ differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.
A:	An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.
BBB:	An obligation rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.
BB, B, CCC, CC and C:	Obligations rated ‘BB’, ‘B’, ‘CCC’, ‘CC’, and ‘C’ are regarded as having significant speculative characteristics. ‘BB’ indicates the least degree of speculation and ‘C’ the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB:	An obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.
B:	An obligation rated ‘B’ is more vulnerable to nonpayment than obligations rated ‘BB’, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.
CCC:	An obligation rated ‘CCC’ is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.
CC:	An obligation rated ‘CC’ is currently highly vulnerable to nonpayment.
C:	A ‘C’ rating is assigned to obligations that are currently highly vulnerable to nonpayment, obligations that have payment arrearages allowed by the terms of the documents, or obligations of an issuer that is the subject of a bankruptcy petition or similar action which have not experienced a payment default. Among others, the ‘C’ rating may be assigned to subordinated debt, preferred stock or other obligations on which cash payments have been suspended in accordance with the instrument’s terms or when preferred stock is the subject of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.
D:	An obligation rated ‘D’ is in payment default. The ‘D’ rating category is used when payments on an obligation, including a regulatory capital instrument, are not made on the date due even if the applicable grace period has not expired, unless S&P Global Ratings believes that such payments will be made during such grace period. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of similar action if payments on an obligation are jeopardized. An obligation’s rating is lowered to ‘D’ upon completion of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.
Plus (+) or minus (-):	The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.
N.R.:	This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that S&P Global Ratings does not rate a particular obligation as a matter of policy
Short-Term Issue Credit Ratings
A-1:	A short-term obligation rated ‘A-1’ is rated in the highest category by S&P Global Ratings. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.
A-2:	A short-term obligation rated ‘A-2’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory.
A-3:	A short-term obligation rated ‘A-3’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B:	A short-term obligation rated ‘B’ is regarded as having significant speculative characteristics. Ratings of ‘B-1’, ‘B-2’, and ‘B-3’ may be assigned to indicate finer distinctions within the ‘B’ category. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.
B-1:	A short-term obligation rated ‘B-1’ is regarded as having significant speculative characteristics, but the obligor has a relatively stronger capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.
B-2:	A short-term obligation rated ‘B-2’ is regarded as having significant speculative characteristics, and the obligor has an average speculative-grade capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.
B-3:	A short-term obligation rated ‘B-3’ is regarded as having significant speculative characteristics, and the obligor has a relatively weaker capacity to meets its financial commitments over the short-term compared to other speculative-grade obligors.
C:	A short-term obligation rated ‘C’ is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.
D:	A short-term obligation rated ‘D’ is in payment default. The ‘D’ rating category is used when payments on an obligation, including a regulatory capital instrument, are not made on the date due even if the applicable grace period has not expired, unless S&P Global Ratings believes that such payments will be made during such grace period. The ‘D’ rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

PART C
OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

Financial Statements

The agreements included or incorporated by reference as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

1.	Financial Statements:

Part A: [To be provided by Amendment.]

Part B: [To be provided by Amendment.]

The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

Exhibits

(a)(1)	Articles of Incorporation.(1)
(a)(2)	Articles of Amendment.(1)
(a)(3)	Articles of Amendment and Restatement.(2)
(b)(1)	Bylaws of the Registrant.(1)
(b)(2)	Amended and Restated Bylaws.(2)
(c)	Not applicable.
(d)(1)	Instruments defining the rights of holders of securities being registered herein are incorporated by reference from the Registrant’s Articles of Amendment and Restatement and Amended and Restated Bylaws.(2)
(d)(2)	Multi-Class Plan.(4)
(e)	Dividend Reinvestment Plan.(4)
(f)	Not applicable.
(g)(1)	Investment Advisory Agreement between the Registrant and Brookfield Asset Management Private Institutional Capital (Canada), L.P.(4)
(g)(2)	Investment Sub-Advisory Agreement between Brookfield Asset Management Private Institutional Capital (Canada), L.P. and Brookfield Public Securities Group LLC.(4)
(h)(1)	Distribution Agreement between the Registrant and the Distributor.(4)
(h)(2)	Distribution Services Agreement.(4)
(h)(3)	Form of Dealer Agreement.(2)
(h)(4)	Distribution and Servicing Plan.(4)
(i)	Not applicable.
(j)	Custody Agreement.(4)
(k)(1)	Transfer Agent Services Agreement.(4)
(k)(2)	Administration Agreement.(4)
(k)(3)	Fund Services Agreement.(4)
(k)(4)	Expense Limitation Agreement.(4)
(l)	Opinion and Consent of Venable LLP.(2)
(m)	Not applicable.
(n)(1)	Consent of Paul Hastings LLP.(*)
(n)(2)	Consent of Independent Registered Public Accounting Firm.(5)
(p)	Subscription Agreement.(2)
(q)	Not applicable.
(r)(1)	Code of Ethics of Brookfield Public Securities Group LLC and the Registrant.(4)
(r)(2)	Code of Ethics of Brookfield Asset Management Private Institutional Capital (Canada), L.P.(4)
(s)	Filing Fee Table.(2)
(t)	Power of Attorney.(*)

(*)	Filed herewith.
(1)	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2 (File No. 333-272606), filed on June 12, 2023.
(2)	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2 (File No. 333-272606), filed on September 7, 2023.
(3)	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2 (File No. 333-272606), filed on April 30, 2024.
(4)	Incorporated herein by reference to the corresponding exhibit of the Registrant’s Registration Statement on Form N-2 (File No. 333-272606), filed on May 10, 2024.
(5)	To be filed by amendment.

Item 26.	Marketing Arrangements

See the Distribution Agreement filed as Exhibit (h)(1) to this Registration Statement.

Item 27.	Other Expenses of Issuance and Distribution

Not applicable.

Item 28.	Persons Controlled by or Under Common Control

None.

Item 29.	Number of Holders of Securities

The following table shows the number of holders of securities of the Registrant as of December 31, 2024.

Title of Class	Number of Record Holders
Class I Shares	3,440
Class D Shares	17
Class S Shares	5,138
Class T Shares	0

Item 30.	Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Fund’s charter (the “Charter”) contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

The Fund’s Charter, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, obligates the Fund to indemnify any present or former director or officer or any individual who, while serving as a director or officer of the Fund and, at the Fund’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, limited liability company, employee benefit plan, or other enterprise as a director, officer, partner, trustee, manager, or member from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity, and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding.

The Fund’s Charter also permits the Fund to indemnify and advance expenses to any individual who served any predecessor of the Fund in any of the capacities described above and any employee or agent of the Fund or a predecessor of the Fund, if any.

Maryland law requires a corporation (unless its charter provides otherwise, which the Fund’s Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property, or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to pay or reimburse reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

In accordance with the 1940 Act, the Fund will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Item 31.	Business and Other Connections of Adviser

Brookfield Asset Management Private Institutional Capital (Canada), L.P. (“BAM PIC Canada” or the “Adviser”), a Manitoba limited partnership and a registered investment adviser under the Investment Advisers Act of 1940, as amended, serves as investment adviser to the Registrant. The Adviser’s offices are located at 181 Bay Street, P.O. Box 762, Toronto, ON M5J 2T3. Information as to the officers and directors of the Adviser is included in its current Form ADV File No. 801-70688 filed with the Securities and Exchange Commission.

Item 32.	Locations of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the 1940 Act relating to the Registrant are maintained at the following offices:

1.	Brookfield Public Securities Group LLC Brookfield Place 225 Liberty Street New York, New York 10281

2.	SS&C Global Investor & Distribution Solutions, Inc. 1055 Broadway Street Kansas City, Missouri 64105

3.	J.P. Morgan Chase Bank, N.A. 1111 Polaris Parkway Columbus, Ohio 43240

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

a.	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

i.     to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

ii.    to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.   to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b.    that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.    to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.    that, for the purpose of determining liability under the Securities Act to any purchaser:

i.     if the Registrant is subject to Rule 430B under the Securities Act: (A) each prospectus filed by the Registrant pursuant to Rule 424(b) (3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and (B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b) (5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the Securities Act for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii.    if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

e.     that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

i.     any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

ii.    free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;

iii.   the portion of any advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

iv.   any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.             Registrant undertakes:

a.     that, for the purpose of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act will be deemed to be a part of the Registration Statement as of the time it was declared effective.

b.     that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of the securities at that time will be deemed to be the initial bona fide offering thereof.

5.            The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.            Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7.            The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or SAI.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 3 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 21st day of February, 2025

BROOKFIELD INFRASTRUCTURE INCOME FUND INC.

By:	/s/ Chloe Berry
Chloe Berry
President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Chloe Berry	President	February 21, 2025
Chloe Berry	(Principal Executive Officer)

/s/ Casey P. Tushaus	Treasurer	February 21, 2025
Casey P. Tushaus	(Principal Financial and Accounting Officer)

*	Director	February 21, 2025
Heather S. Goldman

*	Director	February 21, 2025
Brian F. Hurley

*	Director	February 21, 2025
Edward A. Kuczmarski

*	Director	February 21, 2025
Stuart A. McFarland

*	Director	February 21, 2025
William H. Wright

*	Director	February 21, 2025
Betty Whelchel

*	Director	February 21, 2025
Susan Schauffert-Tam

* Pursuant to Power of Attorney

By:	/s/ Chloe Berry
Chloe Berry
Attorney-In-Fact, pursuant to Power of Attorney

Exhibit Index

Exhibit	Exhibit Name
(n)(1)	Consent of Paul Hastings LLP.
(t)	Power of Attorney.